Exhibit 99.4

Audited Consolidated Financial Statements as at and for the year ended December 31, 2010 and Management’s Discussion and Analysis

TELUS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010

management’s report

Management is responsible to the Board of Directors for the preparation of the Consolidated financial statements of the Company and its subsidiaries. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include some amounts based on estimates and judgements.

The Company maintains a system of internal controls that provides management with reasonable assurance that assets are safeguarded and that reliable financial records are maintained. This system includes written policies and procedures, an organizational structure that segregates duties and a comprehensive program of periodic audits by the internal auditors. The Company has also instituted policies and guidelines that require TELUS team members (including Board members and Company employees) to maintain the highest ethical standards, and has established mechanisms for the reporting to the Audit Committee of accounting and ethics policy complaints. In addition, the Chief Compliance Officer works to ensure the Company has appropriate policies, controls and measurements in place to facilitate compliance with all legal and regulatory requirements. Annually, the Company performs an extensive risk assessment process (updated quarterly), which includes interviews with senior management, a web-enabled risk and control assessment survey distributed to a large sample of employees, a survey of the TELUS Board and input from the Company’s strategic planning activities. Included in this process are the identification and prioritization of key enterprise risks, the assessment of risk appetite and tolerance by risk category, and the assessment of the perceptions of the strength of the internal control environment. Results of this process influence the development of the internal audit program, which is reviewed with and approved by the Audit Committee. Key enterprise-wide risks are assigned to executive owners for risk mitigation responsibility.

As required by Canadian securities regulations and the United States Sarbanes-Oxley Act, the Company has an effective and efficient Sarbanes-Oxley certification enablement process. In addition to assessing disclosure controls and procedures and internal control over financial reporting, this process cascades informative certifications from the key stakeholders, which are reviewed by the Chief Executive Officer and the Chief Financial Officer as part of their due diligence process. The Company performs an annual fraud risk assessment that further informs their assessment of the internal control environment.

The Company has a formal policy on Corporate Disclosure and Confidentiality of Information, which sets out policies and practices including the mandate of the Disclosure Committee.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the Management’s discussion and analysis and the Consolidated financial statements, as well as other information contained in this report. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the Management’s discussion and analysis and the Consolidated financial statements contained in this report were being prepared. In addition, the Chief Executive Officer and the Chief Financial Officer have also evaluated the design and operating effectiveness of the Company’s internal control over financial reporting as explained in the following report entitled Report of Management on Internal Control over Financial Reporting.

The Board of Directors has reviewed and approved these Consolidated financial statements. To assist the Board in meeting its oversight responsibilities, it has appointed an Audit Committee, which is comprised entirely of independent directors. All the members of the committee are financially literate and the Chair of the committee has financial expertise and meets the applicable securities law requirements as a financial expert. The committee oversees the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, independence and performance of the Company’s external and internal auditors, management of the Company’s risks, its creditworthiness, treasury plans and financial policy, and whistleblower and accounting and ethics complaint procedures. The committee meets no less than quarterly and, as a standard feature of regularly scheduled meetings, holds an in-camera session with the external auditors and separately has the opportunity to meet with the internal auditor without other management, including management directors, present. It oversees the work of the external auditors and approves the annual audit plan. It also receives reports on the external auditor’s internal quality control procedures and independence. Furthermore, the Audit Committee reviews: the Company’s major accounting policies including alternatives and potential key management estimates and judgements; the Company’s financial policies and compliance with such policies; the evaluation by the internal auditors of management’s internal control systems; and the evaluation by management of the adequacy and effectiveness of the design and operation of the Company’s disclosure controls and internal controls over financial reporting. The Audit Committee also considers reports on the Company’s business continuity and disaster recovery plan; reports on financial

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risk management including derivatives exposure and policies; tax planning, environmental, health and safety risk management, corporate social responsibility and management’s approach for safeguarding corporate assets; an annual review of the Chair of Board of Directors, Chief Executive Officer and Executive Leadership Team expenses and their use of corporate assets; and regularly reviews material capital expenditure initiatives. The committee pre-approves all audit, audit-related and non-audit services provided to the Company by the external auditor (and its affiliates). The committee’s terms of reference are available, on request, to shareholders and at telus.com/governance.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 24, 2011	February 24, 2011

report of management on internal control over financial reporting

Management of TELUS Corporation (TELUS) is responsible for establishing and maintaining adequate internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

TELUS’ Chief Executive Officer and Chief Financial Officer have assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, in accordance with the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO) and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this assessment, management has determined that the Company’s internal control over financial reporting is effective as of December 31, 2010. In connection with this assessment, no material weaknesses in the Company’s internal control over financial reporting were identified by management as of December 31, 2010.

Deloitte & Touche LLP, the Company’s Independent Registered Chartered Accountants, audited the Company’s Consolidated financial statements for the year ended December 31, 2010, and as stated in the Report of Independent Registered Chartered Accountants, they have expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

“Robert G. McFarlane”	“Darren Entwistle”

Robert G. McFarlane	Darren Entwistle
Executive Vice-President	President
and Chief Financial Officer	and Chief Executive Officer
February 24, 2011	February 24, 2011

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report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the accompanying consolidated financial statements of TELUS Corporation and subsidiaries (the Company), which comprise the consolidated statement of financial position as at December 31, 2010 and 2009, and the consolidated statements of income and other comprehensive income, changes in owners’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of TELUS Corporation and subsidiaries as at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011

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report of independent registered chartered accountants

To the Board of Directors and Shareholders of TELUS Corporation

We have audited the internal control over financial reporting of TELUS Corporation and subsidiaries (the Company) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2010, of the Company and our report dated February 24, 2011, expressed an unqualified opinion on those financial statements.

“Deloitte & Touche LLP”

Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011

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consolidated statements of income and other comprehensive income

Years ended December 31 (millions except per share amounts)	Note	2010	2009

OPERATING REVENUES	21(a)	$9,779	$9,606
OPERATING EXPENSES
Operations		6,062	5,925
Restructuring costs	7	74	190
Depreciation		1,333	1,341
Amortization of intangible assets		402	381
		7,871	7,837
OPERATING INCOME		1,908	1,769
Other expense, net		32	32
Financing costs	8	510	532
INCOME BEFORE INCOME TAXES		1,366	1,205
Income taxes	9	328	203
NET INCOME		1,038	1,002
OTHER COMPREHENSIVE INCOME	19(b)
Change in unrealized fair value of derivatives designated as cash flow hedges		54	69
Foreign currency translation adjustment arising from translating financial statements of self-sustaining foreign operations		—	(12)
Change in unrealized fair value of available-for-sale financial assets		—	1
		54	58
COMPREHENSIVE INCOME		$1,092	$1,060
NET INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,034	$998
Non-controlling interests		4	4
		$1,038	$1,002
TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares and Non-Voting Shares		$1,088	$1,056
Non-controlling interests		4	4
		$1,092	$1,060
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE	10
Basic		$3.23	$3.14
Diluted		$3.22	$3.14
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE	11	$2.00	$1.90
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING
Basic		320	318
Diluted		321	318

The accompanying notes are an integral part of these consolidated financial statements.

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consolidated statements of financial position

As at December 31 (millions)	Note	2010	2009

ASSETS
Current assets
Cash and temporary investments, net		$17	$41
Accounts receivable	14, 21(b)	917	694
Income and other taxes receivable		56	16
Inventories	21(b)	283	270
Prepaid expenses		113	105
Derivative assets	5(h)	4	1
		1,390	1,127
Non-current assets
Property, plant and equipment, net	15	7,722	7,729
Intangible assets, net	16	5,134	5,148
Goodwill, net	16	3,572	3,572
Other long-term assets	21(b)	1,744	1,602
Investments		37	41
		18,209	18,092
		$19,599	$19,219

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	21(b)	$1,495	$1,385
Income and other taxes payable		6	182
Restructuring accounts payable and accrued liabilities	7	111	135
Dividends payable		169	150
Advance billings and customer deposits	21(b)	658	674
Current maturities of long-term debt	18	743	82
Current portion of derivative liabilities	5(h)	419	62
Current portion of future income taxes		348	294
		3,949	2,964
Non-current liabilities
Long-term debt	18	5,313	6,090
Other long-term liabilities	21(b)	638	1,271
Future income taxes		1,498	1,319
		7,449	8,680
Liabilities		11,398	11,644
Owners’ equity
Common Share and Non-Voting Share equity	19	8,179	7,554
Non-controlling interests		22	21
		8,201	7,575
		$19,599	$19,219
Commitments and Contingent Liabilities	20

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Directors:

“Brian F. MacNeill”	“Brian A. Canfield”

Brian F. MacNeill	Brian A. Canfield
Director	Director

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consolidated statements of changes in owners’ equity

		Common Share and Non-Voting Share equity
		Equity contributed
		Share capital							Accumulated
		Common Shares		Non-Voting Shares					other		Non-
($ in millions)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2009		174,817,514	$2,216	142,831,858	$3,069	$5,285	$168	$1,762	$(130)	$7,085	$23	$7,108
Net income		—	—	—	—	—	—	998	—	998	4	1,002
Other comprehensive income		—	—	—	—	—	—	—	58	58	—	58
Dividends	11(a)	—	—	—	—	—	—	(601)	—	(601)	(6)	(607)
Dividend Reinvestment and Share Purchase Plan – optional cash payments	11(b)	—	—	4,512	—	—	—	—	—	—	—	—
Share option award expense recognized in period	12	—	—	—	—	—	13	—	—	13	—	13
Shares issued pursuant to cash exercise of share options	19(c)	1,506	—	23,984	1	1	—	—	—	1	—	1
Shares issued pursuant to use of share option award net-equity settlement feature	19(c)	—	—	15,162	—	—	—	—	—	—	—	—
Balance as at December 31, 2009		174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575
Balance as at January 1, 2010		174,819,020	$2,216	142,875,516	$3,070	$5,286	$181	$2,159	$(72)	$7,554	$21	$7,575
Net income		—	—	—	—	—	—	1,034	—	1,034	4	1,038
Other comprehensive income		—	—	—	—	—	—	—	54	54	—	54
Dividends	11(a)	—	—	—	—	—	—	(642)	—	(642)	(3)	(645)
Dividend Reinvestment and Share Purchase Plan	11(b)
Dividends reinvested in shares		—	—	4,091,865	150	150	—	—	—	150	—	150
Optional cash payments		—	—	31,565	1	1	—	—	—	1	—	1
Share option award expense recognized in period	12	—	—	—	—	—	11	—	—	11	—	11
Shares issued pursuant to cash exercise of share options	19(c)	96,526	3	372,579	15	18	(1)	—	—	17	—	17
Shares issued pursuant to use of share option award net-equity settlement feature	19(c)	—	—	77,061	1	1	(1)	—	—	—	—	—
Balance as at December 31, 2010		174,915,546	$2,219	147,448,586	$3,237	$5,456	$190	$2,551	$(18)	$8,179	$22	$8,201

The accompanying notes are an integral part of these consolidated financial statements.

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consolidated statements of cash flows

Years ended December 31 (millions)	Note	2010	2009
OPERATING ACTIVITIES
Net income		$1,038	$1,002
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,735	1,722
Future income taxes		213	(83)
Share-based compensation	12(a)	(30)	(23)
Net employee defined benefit plans expense		31	20
Employer contributions to employee defined benefit plans		(140)	(180)
Restructuring costs, net of cash payments	7	(24)	84
Other		(41)	23
Net change in non-cash working capital	21(c)	(236)	339
Cash provided by operating activities		2,546	2,904
INVESTING ACTIVITIES
Capital expenditures	6, 15, 16	(1,721)	(2,103)
Acquisitions	16(e)	—	(26)
Proceeds from the sale of property and other assets		10	—
Other		4	1
Cash used by investing activities		(1,707)	(2,128)
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued		15	1
Dividends paid to holders of Common Shares and Non-Voting Shares	11(a)	(473)	(602)
Long-term debt issued	18, 21(c)	3,725	9,112
Redemptions and repayment of long-term debt	18, 21(c)	(4,127)	(9,244)
Dividends paid by a subsidiary to non-controlling interests		(3)	(6)
Cash used by financing activities		(863)	(739)
CASH POSITION

Increase (decrease) in cash and temporary investments, net		(24)	37
Cash and temporary investments, net, beginning of period		41	4
Cash and temporary investments, net, end of period		$17	$41
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

Interest (paid)	21(c)	$(471)	$(567)
Interest received		$3	$54
Income taxes (inclusive of Investment Tax Credits) (paid), net	9	$(311)	$(266)

The accompanying notes are an integral part of these consolidated financial statements.

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notes to consolidated financial statements

DECEMBER 31, 2010

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT. Subsequently on January 31, 1999, BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to consolidated financial statements	Page	Description
General application
1. Summary of significant accounting policies	11	Summary review of accounting principles and the methods used in their application by the Company
2. Accounting policy developments	18	Summary review of generally accepted accounting principle developments that do, will, or may, affect the Company
3. Capital structure financial policies	18	Summary review of the Company’s objectives, policies and processes for managing its capital structure
4. Regulation of rates charged to customers	20	Summary review of rate regulation impacts on Company operations and revenues
5. Financial instruments	22	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
6. Segmented information	29	Summary disclosure of segmented information regularly reported to the Company’s chief operating decision-maker
7. Restructuring costs	30	Summary continuity schedule and review of restructuring costs
8. Financing costs	30	Summary schedule of items comprising financing costs by nature
9. Income taxes	31	Summary reconciliations of statutory rate income tax expense to provision for income taxes and analyses of future income tax liability
10. Per share amounts	32	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
11. Dividends per share	32	Summary schedule of dividends declared
12. Share-based compensation	33	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
13. Employee future benefits	36	Summary schedules and review of employee future benefits and related disclosures
Consolidated financial position focused
14. Accounts receivable	42	Summary schedule and review of arm’s-length securitization trust transactions and related disclosures
15. Property, plant and equipment	43	Summary schedule of items comprising property, plant and equipment
16. Intangible assets and goodwill	44	Summary schedule of intangible assets, including goodwill and review of reported fiscal year acquisitions from which goodwill arose
17. Short-term obligations	47	Summary review of bilateral bank facilities

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notes to consolidated financial statements

Notes to consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
18. Long-term debt	47	Summary schedule of long-term debt and related disclosures
19. Common Share and Non-Voting Share equity	50	Review of Common Share and Non-Voting Share equity items including details of other comprehensive income, accumulated other comprehensive income and share option price stratification
20. Commitments and contingent liabilities	52	Summary review of contingent liabilities, lease obligations, guarantees, claims and lawsuits
Other
21. Additional financial information	54	Summary schedules of items comprising certain primary financial statement line items
22. Transactions with key management personnel	56	Summary schedules and review of transactions with key management personnel
23. Differences between Canadian and United States generally accepted accounting principles	57	Summary schedules and review of differences between Canadian and United States generally accepted accounting principles as they apply to the Company

1      summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are expressed in Canadian dollars.

The terms TELUS or Company are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

(a)   Consolidation

The consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TELUS Communications Inc. includes substantially all of the Company’s Wireline segment’s operations and all of the Wireless segment’s operations.

Effective January 1, 2009, the Company early adopted the new recommendations for business combinations (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1582), consolidations (CICA Handbook Section 1601) and non-controlling interests (CICA Handbook Section 1602) and did so in accordance with the transitional provisions; the Company would otherwise have been required to adopt the new recommendations effective January 1, 2011. During the Company’s years ended December 31, 2010 and 2009, it was not significantly affected by the early adoption of these recommendations.

The financing arrangements of the Company and all of its subsidiaries do not impose restrictions on inter-corporate dividends.

On a continuing basis, TELUS Corporation reviews its corporate organization and effects changes as appropriate so as to enhance its value. This process can, and does, affect which of the Company’s subsidiaries are considered principal subsidiaries at any particular point in time.

(b)   Use of estimates and judgements

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates, assumptions and judgements that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates and assumptions include:

•   the key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization;

•   the allowance for doubtful accounts;

•   the allowance for inventory obsolescence;

•   the estimated useful lives of assets;

•   the recoverability of tangible assets;

•   the recoverability of intangible assets with indefinite lives;

11

notes to consolidated financial statements

•   the recoverability of goodwill;

•   the recoverability of long-term investments;

•   the amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits;

•   the accruals for Canadian Radio-television and Telecommunications Commission (CRTC) deferral account liabilities; and

•   certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets.

Examples of significant judgements, apart from those involving estimation, include:

•   The Company’s view that substantially all the risks and rewards of ownership of accounts receivable sold to an arm’s-length securitization trust, as discussed further in Note 14, are transferred to the trust.

•   The Company’s choice to depreciate and amortize its property, plant, equipment and intangible assets subject to amortization on a straight-line basis as it believes that this method better reflects the consumption of resources related to the economic lifespan of those assets than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

•   The Company’s view that its spectrum licences granted by Industry Canada will likely be renewed by Industry Canada; that the Company intends to renew them; and that the Company believes it has the financial and operational ability to renew them and, thus, they are deemed to have an indefinite life, as discussed further in Note 16(c).

(c)   Revenue recognition

The Company earns the majority of its revenue (voice local, voice long distance, data (including data and information technology managed services) and wireless network) from access to, and usage of, the Company’s telecommunications infrastructure. The majority of the balance of the Company’s revenue (other and wireless equipment) arises from providing products and services facilitating access to, and usage of, the Company’s telecommunications infrastructure.

The Company offers complete and integrated solutions to meet its customers’ needs. These solutions may involve the delivery of multiple services and products occurring at different points in time and/or over different periods of time. As appropriate, these multiple element arrangements are separated into their component accounting units, consideration is measured and allocated amongst the accounting units based upon their relative fair values (derived using Company-specific objective evidence) and then the Company’s relevant revenue recognition policies are applied to the accounting units. Lease accounting is applied to an accounting unit if it conveys the right to use a specific asset to a customer.

Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, they are reviewed as a group to ensure that, similar to multiple element arrangements, relative fair values are appropriate.

The Company’s revenues are recorded net of any value-added, sales and/or use taxes billed to the customer concurrent with a revenue-producing transaction.

When the Company receives no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

Voice local, voice long distance, data and wireless network: The Company recognizes revenues on the accrual basis and includes an estimate of revenues earned but unbilled. Wireline and wireless service revenues are recognized based upon usage of the Company’s network and facilities and upon contract fees.

Advance billings are recorded when billing occurs prior to rendering the associated service; such advance billings are recognized as revenue in the period in which the services are provided. Similarly, and as appropriate, upfront customer activation and connection fees are deferred and recognized over the average expected term of the customer relationship.

The Company follows the liability method of accounting for its quality of service rate rebate amounts that arise from the jurisdiction of the CRTC.

The CRTC has established a portable subsidy mechanism to subsidize Local Exchange Carriers, such as the Company, that provide residential service to high cost serving areas. The CRTC has determined the per line/per band portable subsidy rate for all Local Exchange Carriers. The Company recognizes the portable subsidy on an accrual basis by applying the subsidy rate to the number of residential network access lines it has in high cost serving areas, as further discussed in Note 4(c). Differences, if any, between interim and final subsidy rates set by the CRTC are accounted for as a change in estimate in the period in which the CRTC finalizes the subsidy rate.

Other and wireless equipment: The Company recognizes product revenues, including wireless handsets sold to re-sellers and customer premises equipment, when the products are delivered and accepted by the end-user customers. Revenues from operating leases of equipment are recognized on a systematic and rational basis (normally a straight-line basis) over the term of the lease.

12

notes to consolidated financial statements

Non-high cost serving area deferral account: On May 30, 2002, and on July 31, 2002, the CRTC issued Decision 2002-34 and Decision 2002-43, respectively, pronouncements that affected the Company’s wireline revenues initially for the four-year periods beginning June 1, 2002, and August 1, 2002, respectively; subsequently the pronouncements were extended by one year. In an effort to foster competition for residential basic service in non-high cost serving areas, the concept of a deferral account mechanism was introduced by the CRTC, as an alternative to mandating price reductions.

The deferral account arises from the CRTC requiring the Company to defer the statement of income recognition of a portion of the monies received in respect of residential basic services provided to non-high cost serving areas. The revenue deferral was based on the rate of inflation (as measured by a chain-weighted Gross Domestic Product Price Index), less a productivity offset, and other exogenous factors that were associated with allowed recoveries in previous price cap regimes that have now expired. The Company may recognize the deferred amounts upon the undertaking of qualifying actions, such as Service Improvement Programs in qualifying non-high cost serving areas, rate reductions (including those provided to competitors as required in Decision 2002-34 and Decision 2002-43), enhancement of accessibility to telecommunications services for individuals with disabilities and/or rebates to customers. The deferral account balance also reflects an interest expense component based on the Company’s applicable short-term cost of borrowing.

The Company has adopted the liability method of accounting for the deferral account. This results in the Company recording a liability to the extent that activities it has undertaken, realized rate reductions for Competitor Services and other future qualifying events do not extinguish the balance of the deferral account, as quantified in Note 21(b). This also resulted in the Company continuing to record incremental liability amounts, subject to reductions for the mitigating activities, during the Decisions’ initial four-year periods. Other than for the interest accrued on the balance of the deferral account, which would be included in financing costs, substantially all statement of income and other comprehensive income effects of the deferral account are recorded through operating revenues.

(d)   Cost of acquisition and advertising costs

Costs of acquiring customers, which include the total cost of hardware subsidies, commissions, advertising and promotion related to the initial customer acquisition, are expensed as incurred and are included in the Consolidated Statements of Income and Other Comprehensive Income as a component of Operations expense. Costs of advertising production, airtime and space are expensed as incurred.

(e)   Research and development

Research and development costs are expensed except in cases where development costs meet certain identifiable criteria for capitalization. Capitalized development costs are amortized over the life of the commercial production, or in the case of serviceable property, plant and equipment, are included in the appropriate property group and are depreciated over its estimated useful life.

(f)    Depreciation and amortization

Assets are depreciated on a straight-line basis over their estimated useful life as determined by a continuing program of studies. Depreciation includes amortization of assets under capital leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate. The continuing program of asset life studies considers such items as timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; such considerations could also indicate that carrying values of assets may not be recoverable. If the carrying values of assets were not considered recoverable, an impairment provision (measured at the amount by which the carrying values of the assets exceed their fair values) would be recorded.

Estimated useful lives for the majority of the Company’s property, plant and equipment subject to depreciation are as follows:

Estimated useful lives(1)
Network assets
Outside plant	17 to 40 years
Inside plant	5 to 15 years
Wireless site equipment	6.5 to 8 years
Balance of depreciable property, plant and equipment	4 to 20 years

(1)   The composite depreciation rate for the year ended December 31, 2010, was 5.1% (2009 — 5.4%). The rate is calculated by dividing depreciation expense by an average gross book value of depreciable assets for the reporting period. A result of this methodology is that the composite depreciation rate will be lower in a period that has a higher proportion of fully depreciated assets remaining in use.

13

notes to consolidated financial statements

Estimated useful lives for the majority of the Company’s intangible assets subject to amortization are as follows:

Estimated useful lives
Wireline subscriber base	40 years
Software	3 to 5 years
Access to rights-of-way and other	8 to 30 years

The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually; the Company has selected December as its annual test time. No impairment amounts arose from the December 2010 and December 2009 annual tests. The test is applied to each of the Company’s two reporting units (the reporting units being identified in accordance with the criteria in the CICA Handbook section for intangible assets and goodwill): Wireless and Wireline.

The Company assesses its goodwill by applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units. Consistent with current industry-specific valuation methods, a combination of the discounted cash flow approach, the market comparable approach and analytical review of industry and Company-specific facts is used in determining the fair value of the Company’s reporting units.

(g)   Translation of foreign currencies

Trade transactions completed in foreign currencies are translated into Canadian dollars at the rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date with any resulting gain or loss being included in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs, as set out in Note 8. Hedge accounting is applied in specific instances as further discussed in Note 1(i).

The Company has minor foreign subsidiaries that are considered to be self-sustaining. Accordingly, foreign exchange gains and losses arising from the translation of the minor foreign subsidiaries’ accounts into Canadian dollars are reported as a component of other comprehensive income, as set out in Note 19(b).

(h)   Financial instruments — recognition and measurement

In respect of the recognition and measurement of financial instruments, the Company has adopted the following policies:

Financial instrument	Classified as available-for-sale or held as part of a cash flow hedging relationship(1)	Classified as held for trading(1) (2)	Company’s reason for classification selection
• Short-term marketable security investments(3)		X	• The Company has selected this method as it better reflects management’s investment intentions
• Long-term investments not subject to significant influence of the Company(3)	X		• The Company has selected classification as available-for-sale as it better reflects management’s investment intentions
• Stand-alone derivatives which are a part of an established and documented cash flow hedging relationship	X		• The Company believes that classification as held for hedging results in a better matching of the change in the fair value with the risk exposure being hedged

(1)   The distinction between classification as available-for-sale (or held as part of a cash flow hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or the effective portion of unrealized changes in the fair values of financial instruments held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.

(2)   Certain financial instruments that are not required to be classified as held for trading may be classified as held for trading if the Company so chooses.

(3)   In respect of investments in securities for which the fair values can be reliably measured, the Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

•   Accounts receivable that are available-for-sale to an arm’s-length securitization trust are accounted for as loans and receivables. The Company has selected this method as the benefits that would have been expected to arise from using the available-for-sale method were not expected to exceed the costs of selecting and implementing that method.

•   Regular-way purchases or sales (those which require actual delivery of financial assets or financial liabilities) are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.

14

notes to consolidated financial statements

•   Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.

•   In respect of hedges of anticipated transactions, which in the Company’s specific instance currently relates to inventory purchase commitments, hedge gains/losses will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

(i)    Hedge accounting

General: The Company applies hedge accounting to the financial instruments used to:

•   establish designated currency hedging relationships for its U.S. dollar denominated long-term debt future cash outflows (semi-annual interest payments and principal payments at maturity), as set out in Note 5 and further discussed in Note 18(b);

•   establish designated currency hedging relationships for certain U.S. dollar denominated future purchase commitments, as set out in Note 5; and

•   fix the compensation cost arising from specific grants of restricted stock units, as set out in Note 5 and further discussed in Note 12(c).

Hedge accounting: The purpose of hedge accounting, in respect of the Company’s designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. The Company chose to apply hedge accounting, as it believes this is more representative of the economic substance of the underlying transactions.

In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that the Company has taken steps to modify (the hedged items). The Company assesses the anticipated effectiveness of designated hedging relationships at inception and for each reporting period thereafter. A designated hedging relationship is considered effective by the Company if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). As set out in Note 5(i), any ineffectiveness, such as from a difference between the notional amount of the hedging item and the principal of the hedged item, or if a previously effective designated hedging relationship becomes ineffective, is reflected in the Consolidated Statements of Income and Other Comprehensive Income as Financing costs if in respect of long-term debt and as Operations expense if in respect of U.S. dollar denominated future purchase commitments or share-based compensation.

Hedging assets and liabilities: In the application of hedge accounting, an amount (the hedge value) is recorded on the Consolidated Statements of Financial Position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amount necessary to reflect the fair value of the designated cash flow hedging items on the Consolidated Statements of Financial Position is effectively recognized as a component of other comprehensive income, as set out in Note 19(b).

In the application of hedge accounting to U.S. dollar denominated long-term debt future cash outflows, the amount recognized in the determination of net income is the amount that counterbalances the difference between the Canadian dollar equivalent of the value of the hedged items at the rate of exchange at the statement of financial position date and the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items.

In the application of hedge accounting to the compensation cost arising from share-based compensation, the amount recognized in the determination of net income is the amount that counterbalances the difference between the quoted market price of the Company’s Non-Voting Shares at the statement of financial position date and the price of the Company’s Non-Voting Shares in the hedging items.

(j)    Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of future income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

15

notes to consolidated financial statements

The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. The Company only recognizes the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized. The Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs.

The Company’s research and development activities may be eligible to earn Investment Tax Credits; the determination of eligibility is a complex matter. The Company only recognizes the Investment Tax Credits when there is reasonable assurance that the ultimate determination of the eligibility of the Company’s research and development activities will result in the Investment Tax Credits being received. When there is reasonable assurance that the Investment Tax Credits will be received, they are accounted for using the cost reduction method whereby such credits are deducted from the expenditures or assets to which they relate, as set out in Note 9.

(k)   Share-based compensation

For share option awards granted after 2001, a fair value is determined for share option awards at the date of grant and that fair value is recognized in the financial statements. Proceeds arising from the exercise of share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

Share option awards which have a net-equity settlement feature, as set out in Note 19(c), and which do not also have a net-cash settlement feature, are accounted for as equity instruments. The Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature so as to align with the accounting treatment afforded to the associated share option awards.

Share option awards which have a net-cash settlement feature, as set out in Note 12(b), are accounted for as liability instruments. If share option awards which have the net-cash settlement feature and which were granted subsequent to 2001 are settled using other than the net-cash settlement feature, they would revert to being accounted for as equity instruments.

In respect of restricted stock units, as set out in Note 12(c), the Company accrues a liability equal to the product of the vesting restricted stock units multiplied by the fair market value of the corresponding shares at the end of the reporting period (unless hedge accounting is applied, as set out in Note 1(i)). The expense for restricted stock units that do not ultimately vest is reversed against the expense that had been previously recorded in their respect.

When share-based compensation vests in one amount at a future point in time (cliff vesting), the expense is recognized by the Company on a straight-line basis over the vesting period. When share-based compensation vests in tranches (graded vesting), the expense is recognized by the Company using the accelerated expense attribution method.

(l)    Employee future benefit plans

The Company accrues for its obligations under employee defined benefit plans, and the related costs, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and the fair value of the plan assets is amortized over the expected average remaining service period of active employees of the plan, as are past service costs and transitional assets and liabilities.

The Company uses defined contribution accounting for the Telecommunication Workers Pension Plan and the British Columbia Public Service Pension Plan that cover certain of the Company’s employees.

(m)  Cash and temporary investments, net

Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items including cheques written but not cleared by the bank as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability on the statement of financial position when the amount of the cheques written but not cleared by the bank exceeds the amount of the cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on the Company’s bilateral bank facilities, which revolve daily and are discussed further in Note 17.

(n)   Sales of receivables

Transfers of receivables in securitization transactions are recognized as sales when the Company is deemed to have surrendered control over the transferred receivables and consideration, other than for its beneficial interests in the transferred receivables, has been received. When the Company sells its receivables, it retains reserve accounts, which

16

notes to consolidated financial statements

are retained interests in the securitized receivables, and servicing rights. When a transfer is considered a sale, the Company derecognizes all receivables sold, recognizes at fair value the assets received and the liabilities incurred and records the gain or loss on sale in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net. The amount of gain or loss recognized on the sale of receivables depends in part on the previous carrying amount of the receivables involved in the transfer, allocated between the receivables sold and the retained interests based upon their relative fair market value at the sale date. The Company estimates the fair value for its retained interests based on the present value of future expected cash flows using management’s best estimates of the key assumptions (credit losses, the weighted average life of the receivables sold and discount rates commensurate with the risks involved).

(o)   Inventories

The Company’s inventory consists primarily of wireless handsets, parts and accessories and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Previous write-downs to net realizable value are reversed if there is a subsequent increase in the value of the related inventories. See Note 21(b).

(p)   Property, plant and equipment; intangible assets

General: Property, plant and equipment and intangible assets are recorded at historical cost and, with respect to self-constructed property, plant and equipment, include materials, direct labour and applicable overhead costs. With respect to internally developed, internal-use software, recorded historical costs include materials, direct labour and direct labour-related costs. Where property, plant and equipment and intangible asset construction projects exceed $50 million and are of a sufficiently long duration (generally, longer than twelve months), an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing costs is based on the Company’s one-year cost of borrowing.

When property, plant, equipment and/or intangible assets are sold by the Company, the historical cost less accumulated depreciation is netted against the sale proceeds and the difference is included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

Asset retirement obligations: Liabilities are recognized for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment (primarily certain items of outside plant and wireless site equipment) when those obligations result from the acquisition, construction, development and/or normal operation of the assets. The obligations are measured initially at fair value, determined using present value methodology, and the resulting costs are capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset and the discount accretion is included in determining the results of operations.

(q)   Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts.

Where the Company is the lessee, asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

For the year ended December 31, 2010, real estate and vehicle operating lease expenses, which are net of the amortization of the deferred gain on the sale-leaseback of buildings, were $254 million (2009 — $237 million). The unamortized balances of the deferred gains on the sale-leaseback of buildings are set out in Note 21(b).

(r)   Investments

The Company accounts for its investments in companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received. The excess of the cost of equity investments over the underlying book value at the date of acquisition, except for goodwill, is amortized over the estimated useful lives of the underlying assets to which it is attributed.

The Company accounts for its other investments as available-for-sale at their fair values unless the investment securities do not have quoted market prices in an active market, in which case the Company uses the cost basis of accounting whereby investments are initially recorded at cost and earnings from such investments are recognized only to the extent received or receivable. The cost of investments sold or amounts reclassified out of other comprehensive income into earnings are determined on a specific identification basis.

17

notes to consolidated financial statements

Unless there is an other than temporary decline in the value of an available-for-sale investment, carrying values for available-for-sale investments are adjusted to estimated fair values with such adjustment being included in the Consolidated Statements of Income and Other Comprehensive Income as a component of other comprehensive income. When there is an other than temporary decline in the value of the investment, the carrying values of investments accounted for using the equity, available-for-sale and cost methods are reduced to estimated fair values with such reduction being included in the Consolidated Statements of Income and Other Comprehensive Income as Other expense, net.

(s)   Comparative amounts

Certain of the comparative amounts have been reclassified to conform to the presentation adopted currently.

2      accounting policy developments

Convergence with International Financial Reporting Standards as issued by the International Accounting Standards Board

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) over a transitional period to be complete by 2011. The Company will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning no later than on or after January 1, 2011, the date which the Company has selected for adoption.

3      capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm’s-length securitization trust.

The Company monitors capital on a number of bases, including: net debt to Earnings Before Interest, Taxes, Depreciation and Amortization — excluding restructuring costs (EBITDA — excluding restructuring costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA — excluding restructuring costs. Net debt is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. The calculation of EBITDA — excluding restructuring costs is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; the calculation of EBITDA — excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company’s credit facilities.

The reported dividend payout ratio is calculated as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; the loss on redemption of long-term debt; and the ongoing impacts of the share options with the net-cash settlement feature.

18

notes to consolidated financial statements

During 2010, the Company’s strategy, which was unchanged from 2009 (other than to change the dividend payout ratio guideline to 55-65% of adjusted net earnings on a prospective basis), included maintaining the financial policy set out in the following schedule. The Company believes that its financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or twelve-month periods ended, December 31 ($ in millions)	Policy	2010	2009
Components of debt and coverage ratios
Net debt(1)		$6,869	$7,312
EBITDA — excluding restructuring costs(2)		$3,717	$3,681
Net interest cost(3)		$510	$532
Debt ratio
Net debt to EBITDA — excluding restructuring costs	1.5 – 2.0	1.8	2.0
Coverage ratios
Earnings coverage (interest coverage on long-term debt)(4)		3.8	3.1
EBITDA — excluding restructuring costs interest coverage(5)		7.3	6.9
Other measures
Dividend payout ratio of adjusted net earnings(6)		65%	67%
Dividend payout ratio		65%	61%

(1)   Net debt is calculated as follows:

	2010	2009
Long-term debt (Note 18)	$6,056	$6,172
Debt issuance costs netted against long-term debt	28	30
Derivative liabilities, net	404	721
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(2)	(70)
Cash and temporary investments, net	(17)	(41)
Cumulative proceeds from accounts receivable securitization (Note 14)	400	500
Net debt	$6,869	$7,312

(2)   EBITDA — excluding restructuring costs is calculated as follows:

	2010	2009
EBITDA (Note 6)	$3,643	$3,491
Restructuring costs (Note 7)	74	190
EBITDA — excluding restructuring costs	$3,717	$3,681

(3)   Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt, if any, are included in net interest cost).

(4)   Earnings coverage (interest coverage on long-term debt) is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt, if any).

(5)   EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company’s credit facilities.

(6)   Adjusted net earnings per Common Share and Non-Voting Share is calculated as follows:

	2010	2009
Net income attributable to Common Shares and Non-Voting Shares	$1,034	$998
Income tax-related adjustments	(30)	(165)
Loss on redemption of long-term debt, net of income taxes	37	69
Impacts of share options with the net-cash settlement feature, net of income taxes	(7)	1
Adjusted net earnings	$1,034	$903
Adjusted net earnings per Common Share and Non-Voting Share - basic	$3.23	$2.84

The net debt to EBITDA — excluding restructuring costs ratio decreased principally due to lower net debt. The earnings coverage (interest coverage on long-term debt) ratio was 3.8 times in 2010, up from 3.1 times one year earlier. A decrease in long-term debt interest expense, including losses on long-term debt redemption (see Note 8), increased the ratio by 0.6, and higher income before income taxes and long-term debt interest expense increased the ratio by 0.1. The EBITDA — excluding restructuring costs interest coverage ratio for 2010 was 7.3 times, up from 6.9 times in 2009, due mainly to lower redemption premiums on long-term debt and higher EBITDA — excluding restructuring costs, partly offset by net interest costs including lower interest income from tax settlements. These ratios, adjusted to exclude the losses on redemption of long-term debt of $52 million in 2010 and $99 million in 2009, was 7.8 times and 8.5 times, respectively, in 2010 and 2009.

19

notes to consolidated financial statements

4      regulation of rates charged to customers

(a)   General

The provision of telecommunications services by the Company through TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership is subject to regulation under provisions of the Telecommunications Act. The regulatory authority designated to implement the Telecommunications Act is the CRTC, which is established pursuant to the terms of the Canadian Radio-television and Telecommunications Act.

Pursuant to Part III of the Telecommunications Act, the CRTC may forbear, conditionally or unconditionally, from regulating the rates for certain telecommunications services, or certain classes of telecommunications service providers, where the CRTC finds that the service or class of service provided by the telecommunications service provider is subject to competition sufficient to protect the interests of customers. TELUS Communications Company partnership has, for example, been granted forbearance from regulation in relation to its entire portfolio of wireless and paging services. In the latter half of 2007, TELUS Communications Company partnership was granted forbearance in relation to the setting of rates for a number of its wireline telecommunications services that are currently provided within 96 residential and 47 business exchanges where it was determined that there was significant competition for such services to protect the interests of customers. Previously forborne services, including interexchange voice services, wide area network services and retail Internet services, remain forborne. TELUS Communications Company partnership also operates as a forborne telecommunications service provider when it provides telecommunications services (primarily business local exchange service) outside of its traditional incumbent serving territory (Alberta, British Columbia and parts of Quebec) and, as such, all of its services are not subject to rate regulation.

The fact that a portion of the Company’s operations remain subject to rate regulation does not result in the Company selecting accounting policies that would differ from generally accepted accounting principles.

Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation; none of the Company’s Wireless segment revenues are currently subject to CRTC regulation.

The major categories of telecommunications services provided by TELUS Communications Company partnership that are subject to rate regulation or have been forborne from rate regulation are as follows:

Regulated services	Forborne services (not subject to rate regulation)
• Residential wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Residential wireline services in incumbent local exchange carrier regions in forborne exchanges(1)
• Business wireline local services in incumbent local exchange carrier regions in non-forborne exchanges	• Business wireline services in incumbent local exchange carrier regions in forborne exchanges(2)
• Competitor services	• Non-incumbent local exchange carrier services
• Public telephone services	• Long distance services
• Miscellaneous other revenue	• Internet and television services
• International telecommunications services
• Interexchange private line services(3)
• Certain data services
• Cellular, enhanced specialized mobile radio digital (ESMR digital) and personal communications services digital (PCS digital)
• Other wireless services, including paging
• Sale of customer premises equipment (CPE)

(1)   Forborne on exchanges where two or more competitors, including wireless service providers, are offering or providing similar services.

(2)   Forborne on exchanges where one or more competitors, including wireless service providers, are offering or providing similar services.

(3)   Forborne on routes where one or more competitors are offering or providing services at DS-3 or greater bandwidth.

(b)   Price caps form of regulation

The CRTC has adopted a form of price cap regulation as the means by which it regulates the prices for the Company’s telecommunications rate regulated services. A four-year price regulation regime commenced on June 1, 2002, with the issuance of the CRTC’s Decision 2002-34; on December 16, 2005, the CRTC issued Decision 2005-69 that extended that price cap regime, without changes, for a period of one year to May 31, 2007. The CRTC conducted a review of the existing price cap regulation, which included an oral hearing, with the CRTC issuing its decision in this matter on April 30, 2007. The decision was consistent with the Company’s current accounting policies.

20

notes to consolidated financial statements

Rate-setting methodology: Under the prospective price regulation framework, services are separated into seven service categories, or baskets, for those exchanges which continue to be regulated. Price constraints within the individual baskets are outlined in the following table.

Capped and non-forborne basket	Price cap constraint	Overriding maximum annual increase
Residential wireline services in incumbent local exchange carrier regions
In non-high cost serving areas	Capped at existing rates	0%
In high cost serving areas	Increase by lesser of inflation(1) or 5%	5%
Business wireline services in incumbent local exchange carrier regions	Increase annually by inflation(1)	10%
Other capped services	Increase annually by inflation(1)	10%
Competitor services	Inflation(1) less 3.2% productivity offset	0%
Public telephone services	One-time increase to $0.50	N/A
Services with frozen rates (e.g. 9-1-1 service)	Capped at existing rates	0%

(1)   As measured by chain-weighted Gross Domestic Product Price Index.

Primary exchange rates for forborne services/exchanges are capped at existing rates.

(c)   Other non-price cap regulation

Other: The CRTC has adopted an imputation test filing requirement to set floor prices for rate regulated services. The imputation test filing requirements ensure that the incumbent telephone companies do not reduce rates for services below their costs in an effort to thwart competitive entry or engage in predatory pricing to drive out existing competitors.

Unbundling of essential facilities: In an effort to foster facilities-based competition in the provision of telecommunications services, the CRTC has mandated that certain essential or near-essential facilities be made available to competitors at rates based on their incremental costs plus an approved mark-up. The CRTC has defined essential facilities as facilities which are monopoly controlled, required by competitors as an input to provide services and which cannot be economically or technically duplicated by competitors (which include central office codes, subscriber listings and certain local loops in high cost serving areas). The incumbent local exchange carriers must provide certain non-essential facilities, which the CRTC deems to be near-essential, such as local loop facilities in low cost areas and transiting arrangements, at prices determined as if they were essential facilities. This obligation on the part of the incumbent local exchange carriers will continue until the market for near-essential loops and transiting arrangements is competitive.

Voice contribution expense and portable subsidy revenue: Local exchange carriers’ costs of providing the level of basic residential services that the CRTC requires to be provided in high cost serving areas are more than the CRTC allows the local exchange carriers to charge for the level of service. To ameliorate the situation, the CRTC collects contribution payments, in a central fund, from all Canadian telecommunications service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in high cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate, as further discussed in Note 1(c). The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunications service providers, calculated as a percentage of their telecommunications service revenue (as defined in CRTC Decision 2000-745 and Telecom Order CRTC 2001-220). The final contribution expense rate for 2010 is 0.73% and the interim rate for 2011 has been similarly set at 0.73%. The Company’s contributions to the central fund, $46 million for the year ended December 31, 2010 (2009 — $50 million), are accounted for as an operations expense and the portable subsidy receipts, $37 million for the year ended December 31, 2010 (2009 — $51 million), are accounted for as local revenue.

21

notes to consolidated financial statements

5      financial instruments

(a)   Risks — overview

The Company’s financial instruments and the nature of risks which they may be subject to are as set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)  Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

(b)   Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (c)), the best representation of the Company’s maximum exposure (excluding tax effects) to credit risk, which is a worst-case scenario and does not reflect results expected by the Company, is as set out in the following table:

As at December 31 (millions)	2010	2009
Cash and temporary investments, net	$17	$41
Accounts receivable	917	694
Derivative assets	9	1
	$943	$736

Cash and temporary investments: Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable: Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations.

The following table presents an analysis of the age of customer accounts receivable not allowed for as at the dates of the Consolidated Statements of Financial Position. As at December 31, 2010, the weighted average life of customer accounts receivable is 28 days (2009 — 35 days) and the weighted average life of past-due customer accounts receivable is 59 days (2009 — 72 days). No interest is charged on customer accounts which are current. Thereafter, interest is charged at an industry-based market rate on outstanding balances.

22

notes to consolidated financial statements

As at December 31 (millions)	2010	2009
Customer accounts receivable net of allowance for doubtful accounts
Current	$489	$321
30-60 days past billing date	144	86
61-90 days past billing date	35	23
Greater than 90 days past billing date	32	67
	$700	$497
Customer accounts receivable (Note 21(b))	$741	$556
Allowance for doubtful accounts	(41)	(59)
	$700	$497

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past-due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically-derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts.

Years ended December 31 (millions)	2010	2009
Balance, beginning of period	$59	$77
Additions (provision for doubtful accounts)	49	80
Net use	(67)	(98)
Balance, end of period	$41	$59

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables which are sold to an arm’s-length securitization trust, as discussed further in Note 14.

Derivative assets (and derivative liabilities): Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

(c)   Liquidity risk

As a component of the Company’s capital structure financial policies, discussed further in Note 3, the Company manages liquidity risk by maintaining a daily cash pooling process which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities. As disclosed in Note 18(g), the Company has significant debt maturities in future years. As at December 31, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion (2009 — $3 billion) of debt or equity securities. The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

The Company closely matches the derivative financial liability contractual maturities with those of the risk exposures that they are being used to manage.

The Company’s undiscounted financial liability expected maturities do not differ significantly from the contractual maturities. The Company’s undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

23

notes to consolidated financial statements

	Non-derivative			Derivative
	Non-interest	Long-term debt (see Note 18)				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2010 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2011
First quarter	$1,173	$58	$3	$—	$—	$13	$(116)	$118	$1,249
Balance of year	229	1,013	5	(766)	1,183	—	(190)	191	1,665
2012	1	701	—	—	—	—	—	—	702
2013	—	583	—	—	—	—	—	—	583
2014	—	958	—	—	—	—	—	—	958
2015	—	851	—	—	—	—	—	—	851
Thereafter	1	4,266	—	—	—	—	—	—	4,267
Total	$1,404	$8,430	$8	$(766)	$1,183	$13	$(306)	$309	$10,275
		Total (see Note 18(g))			$8,855

(1)   Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

(2)   The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2010. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

	Non-derivative			Derivative
	Non-interest	Long-term debt				Other financial liabilities
As at December 31,	bearing financial	All except capital	Capital	Currency swaps amounts to be exchanged(2)			Currency swaps amounts to be exchanged
2009 (millions)	liabilities	leases(1)(2)	leases	(Receive)	Pay	Other	(Receive)	Pay	Total
2010
First quarter	$1,023	$35	$1	$—	$—	$51	$(75)	$77	$1,112
Balance of year	309	420	1	(113)	175	9	(95)	95	801
2011	—	1,728	1	(1,473)	2,152	—	—	—	2,408
2012	—	1,014	—	—	—	—	—	—	1,014
2013	—	532	—	—	—	—	—	—	532
2014	—	907	—	—	—	—	—	—	907
Thereafter	1	3,813	—	—	—	—	—	—	3,814
Total	$1,333	$8,449	$3	$(1,586)	$2,327	$60	$(170)	$172	$10,588
		Total			$9,193

(1)   Interest payment cash outflows in respect of commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2009.

(2)   The amounts included in the undiscounted non-derivative long-term debt in respect of the U.S. dollar denominated long-term debt, and the corresponding amounts included in the long-term debt currency swaps receive column, have been determined based upon the rates in effect as at December 31, 2009. The U.S. dollar denominated long-term debt contractual maturity amounts, in effect, are reflected in the long-term debt currency swaps pay column as gross cash flows are exchanged pursuant to the cross currency interest rate swap agreements (see Note 18(b)).

(d)   Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

(e)   Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

24

notes to consolidated financial statements

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities (Note 18(d)), it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

(f)    Other price risk

Investments: If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks, as it would be if it held investments classified as available-for-sale. Long-term investments are held for strategic rather than trading purposes.

Share-based compensation derivatives: The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options (Note 12(b)) and fix the Company’s cost associated with its restricted stock units (Note 12(c)).

(g)   Market risk

Net income and other comprehensive income for the years ended December 31, 2010 and 2009, could have varied if the Canadian dollar: U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk at the reporting date has been determined based upon the hypothetical change taking place at the statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of the Company’s exposure to interest rate risk at the reporting date has been determined based upon the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal and notional amounts have been used in the calculations.

The sensitivity analysis of the Company’s exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon the hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, including those in the cash-settled equity swap agreements, has been used in the calculations.

The income tax provisions, which are reflected net in the sensitivity analysis, reflect the applicable basic blended federal and provincial statutory income tax rates for the reporting periods.

25

notes to consolidated financial statements

Years ended December 31	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2010	2009	2010	2009	2010	2009
Reasonably possible changes in market risks(1)
10% change in Cdn. $: U.S.$ exchange rate
Canadian dollar appreciates	$(7)	$(5)	$(10)	$(16)	$(17)	$(21)
Canadian dollar depreciates	$7	$5	$10	$16	$17	$21
25 basis point change in market interest rate
Rate increases	$(1)	$(2)	$—	$2	$(1)	$—
Rate decreases	$1	$2	$—	$(2)	$1	$—
25%(2) change in Common Share and Non-Voting Share prices(3)
Price increases	$(2)	$—	$4	$3	$2	$3
Price decreases	$1	$(8)	$(4)	$(3)	$(3)	$(11)

(1)   These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that changes in exchange rates and market interest rates would be realized by the Company; in reality, the competitive marketplace in which the Company operates would impact this assumption.

No provision has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the Non-Voting Share price.

(2)   To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.5-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology set out in Note 12(b), the volatility of the Company’s Non-Voting Share price as at December 31, 2010, was 26.7% (2009 — 26.4%); reflecting the twelve-month data period ended December 31, 2010, the volatility was 14.2% (2009 — 26.9%).

(3)   The hypothetical effects of changes in the prices of the Company’s Common Shares and Non-Voting Shares are restricted to those which would arise from the Company’s share-based compensation items which are accounted for as liability instruments and the associated cash-settled equity swap agreements.

The Company is exposed to other price risks in respect of its financial instruments, as discussed further in Note 5(f).

(h)   Fair values

General: The carrying values of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets.

The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based upon Canadian dollar: U.S. dollar foreign exchange forward rates and interest rate yield curves as at the statement of financial position dates).

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

26

notes to consolidated financial statements

The Company’s financial instruments that are measured at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Assets
Foreign exchange derivatives	$—	$1	$—	$—	$—	$1	$—	$—
Share-based compensation derivatives	9	—	—	—	9	—	—	—
	$9	$1	$—	$—	$9	$1	$—	$—
Liabilities
Foreign exchange derivatives	$2	$2	$—	$—	$2	$2	$—	$—
Share-based compensation derivatives	13	60	—	—	13	60	—	—
Cross currency interest rate swap derivatives	404	721	—	—	404	721	—	—
	$419	$783	$—	$—	$419	$783	$—	$—

Derivative: The Company’s derivative financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

		2010			2009
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar revenues to which hedge accounting is not applied	2011	$48	$—	$—	$23	$1	$1
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2011	$14	4	4	$—	—	—
			$4	$4		$1	$1
Other Long-Term Assets
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2012	$15	$5	$4	$12	$—	$—
Deduct: Net amounts due to counterparties in respect of derivatives used to manage changes in share-based compensation costs and classified as held for hedging			(1)			—
			$4	$4		$—	$—
Current Liabilities
Derivatives designated as held for trading upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases to which hedge accounting is not applied	2011	$140	$1	$1	$102	$2	$2
Derivatives(1) designated as held for hedging(2) upon initial recognition and used to manage currency risks arising from U.S. dollar denominated purchases	2011	$121	1	1	$79	—	—
Derivatives used to manage changes in share-based compensation costs and classified as held for
- Trading (Note 12(b))	2012	$60	13	13	$130	51	51
- Hedging(1)(2) (Note 12(c))	2010	$—	—	—	$26	9	9
Current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 18(b))	2011	$1,133	404	407	$—	—	—
			419			62
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			3			—
			$422	$422		$62	$62

27

notes to consolidated financial statements

		2010			2009
As at December 31 (millions)	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Other Long-Term Liabilities
Derivatives(1) used to manage changes in share-based compensation costs and classified as held for hedging (2) (Note 12(c))	2012	$4	$—	$—	$—	$—	$—
Non-current amount of derivatives(1) classified as held for hedging(2) and used to manage currency risks associated with U.S. dollar denominated debt (Note 18(b))	2011	$—	—	—	$2,064	721	726
			—			721
Add: Interest payable in respect of derivatives used to manage currency risks associated with U.S. dollar denominated debt and classified as held for hedging			—			5
			$—	$—		$726	$726

(1)          Designated as cash flow hedging items.

(2)          Hedge accounting is applied to derivatives that are designated as held for hedging.

Non-derivative: The Company’s long-term debt, which is measured at amortized cost, and the fair value thereof, is as set out in the following table.

	2010		2009
As at December 31 (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,056	$6,590	$6,172	$6,656

(i)            Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 19(b))
	(effective portion) (Note 19(b))			Amount
Years ended December 31 (millions)	2010	2009	Location	2010	2009
Derivatives used to manage currency risks
- Associated with U.S. dollar denominated debt(1)	$9	$(259)	Financing costs	$(59)	$(357)
- Arising from U.S. dollar denominated purchases	(1)	(6)	Operations	—	1
Derivatives used to manage changes in share-based compensation costs (Note 12(c))	7	1	Operations	—	(6)
	$15	$(264)		$(59)	$(362)

(1)          Including amounts arising from settlement of financial instruments used to manage the foreign exchange risk associated with redeemed U.S. dollar denominated debt (Note 8).

The following table sets out gains and losses arising from derivative instruments: that are classified as held for trading items; that are not designated as being in a hedging relationship; and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
Years ended December 31 (millions)	Location	2010	2009
Derivatives used to manage currency risks	Financing costs	$—	$(13)
Derivatives used to manage changes in share-based compensation costs (Note 12(b))	Operations	24	(4)
		$24	$(17)

28

notes to consolidated financial statements

6                  segmented information

The Company’s operating segments and reportable segments are Wireless and Wireline. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. The Wireline segment includes voice local, voice long distance, data (which includes TELUS TV) and other telecommunications services excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The Company does not have material revenues attributed, or capital assets and goodwill located, outside of Canada.

The following segmented information is regularly reported to the Company’s Chief Executive Officer (the Company’s chief operating decision-maker).

Years ended December 31	Wireless		Wireline		Eliminations		Consolidated
(millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating revenues
External revenue	$5,014	$4,707	$4,765	$4,899	$—	$—	$9,779	$9,606
Intersegment revenue	33	28	155	134	(188)	(162)	—	—
	$5,047	$4,735	$4,920	$5,033	$(188)	$(162)	$9,779	$9,606
EBITDA(1)	$2,031	$1,933	$1,612	$1,558	$—	$—	$3,643	$3,491
CAPEX(2)	$463	$770	$1,258	$1,333	$—	$—	$1,721	$2,103
EBITDA less CAPEX	$1,568	$1,163	$354	$225	$—	$—	$1,922	$1,388
				Operating revenues (above)			$9,779	$9,606
				Operations			6,062	5,925
				Restructuring costs			74	190
				EBITDA (above)			3,643	3,491
				Depreciation			1,333	1,341
				Amortization			402	381
				Operating income			1,908	1,769
				Other expense, net			32	32
				Financing costs			510	532
				Income before income taxes			1,366	1,205
				Income taxes			328	203
				Net income			$1,038	$1,002

(1)          Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)          Total capital expenditures (CAPEX).

29

notes to consolidated financial statements

7                  restructuring costs

Years ended December 31 (millions)	2010	2009
Restructuring costs
Workforce
Voluntary	$39	$94
Involuntary	25	92
Other	10	4
	74	190
Disbursements
Workforce
Voluntary	42	36
Involuntary and other	61	66
Other	2	4
	105	106
Expenses greater (less) than disbursements	(31)	84
Other	7	—
Change in restructuring accounts payable and accrued liabilities	(24)	84
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	135	51
Balance, end of period	$111	$135

In 2010 ongoing efficiency initiatives include:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and lower use of real estate space, which includes vacating premises;

•                  decommissioning uneconomic products and services; and

•                  leveraging business process outsourcing and off-shoring to the Company’s own international call centres.

These initiatives were aimed to improve the Company’s long-term operating productivity and competitiveness. The Company’s estimate of restructuring costs for 2011 is approximately $50 million.

8                  financing costs

Years ended December 31 (millions)	2010	2009
Interest expense
Interest on long-term debt	$442	$474
Interest on short-term obligations and other	21	9
Loss on redemption of long-term debt(1)	52	99
	515	582
Foreign exchange	(1)	(3)
	514	579
Interest income
Interest on tax refunds	(2)	(46)
Other interest income	(2)	(1)
	(4)	(47)
	$510	$532

(1)          This amount includes a loss of $16 (2009 — $36) which arose from the associated settlement of financial instruments that were used to manage the foreign exchange rate risk associated with the U.S. dollar denominated debt that was redeemed during the third quarter (2009 — fourth quarter), as discussed in Note 18(b).

30

notes to consolidated financial statements

9                  income taxes

Years ended December 31 (millions)	2010	2009
Current	$115	$286
Future	213	(83)
	$328	$203

The Company’s income tax expense differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$396	29.0%	$366	30.3%
Revaluation of future income tax liability to reflect future statutory income tax rates	(43)		(99)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(36)		(68)
Share option award compensation	10		4
Other	1		—
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$328	24.0%	$203	16.8%

The Company must make significant estimates in respect of the composition of its future income tax liability. The operations of the Company are complex and the related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the future income tax liability are estimated as follows:

As at December 31 (millions)	2010	2009
Property, plant and equipment and intangible assets subject to amortization	$(282)	$(209)
Intangible assets with indefinite lives	(835)	(789)
Partnership income unallocated for income tax purposes	(398)	(437)
Net pension and share-based compensation amounts	(408)	(327)
Reserves not currently deductible	70	124
Losses available to be carried forward	35	40
Other	(28)	(15)
	$(1,846)	$(1,613)
Presented on the Consolidated Statements of Financial Position as:
Future income tax liability
Current	$(348)	$(294)
Non-current	(1,498)	(1,319)
Net future income tax asset (liability)	$(1,846)	$(1,613)

The Company expects to be able to utilize its non-capital losses prior to expiry.

The Company has net capital losses and such losses may only be applied against realized taxable capital gains. The Company expects to include a net capital loss carry-forward of $5 million (2009 — $605 million) in its Canadian income tax returns. Of the net capital losses carried-forward as at December 31, 2009, $604 million has been denied on audit by the Canada Revenue Agency and the Company will no longer pursue such net capital losses. During the year ended December 31, 2010, the Company recognized the benefit of $1 million (2009 — $1 million) in net capital losses.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the year ended December 31, 2010, the Company recorded Investment Tax Credits of $20 million (2009 — $15 million). Of the Investment Tax Credits recorded by the Company during the year ended December 31, 2010, $15 million (2009 — $10 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

Commencing in 2011, Canadian generally accepted accounting principles for publicly accountable enterprises require the separate disclosure of temporary differences arising from the carrying value of the investment in subsidiaries and partnerships exceeding their tax base and for which no future income tax liabilities have been recognized. In the Company’s specific instance this is relevant to its investment in Canadian subsidiaries and Canadian partnerships. The Company is not required to recognize such future income tax liabilities as it is in a position to control the timing and manner of the reversal of the temporary differences, which would not expected to be exigible to income tax, and it is probable that such differences will not reverse in the foreseeable future. Although the Company is in a position to control the timing and reversal of temporary differences in respect of its non-Canadian subsidiaries, and it is not probable that such differences will reverse in the foreseeable future, it does recognize all potential taxes for repatriation of substantially all unremitted earnings in non-Canadian subsidiaries.

31

notes to consolidated financial statements

10            per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing net income attributable to Common Shares and Non-Voting Shares by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted net income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to Common Shares and Non-Voting Shares equalled diluted income attributable to Common Shares and Non-Voting Shares for all periods presented.

Years ended December 31 (millions)	2010	2009
Basic total weighted average Common Shares and Non-Voting Shares outstanding	320	318
Effect of dilutive securities
Share option awards	1	—
Diluted total weighted average Common Shares and Non-Voting Shares outstanding	321	318

For the year ended December 31, 2010, certain outstanding share option awards, in the amount of 5 million (2009 — 8 million) were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards’ exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.

11            dividends per share

(a)          Dividends declared

	2010			2009
Years ended December 31 (millions except per share amounts)	Declared effective	Paid to shareholders	Total	Declared effective	Paid to shareholders	Total
Dividend per Common Share and Non-Voting Share
Dividend $0.475 (2009 – $0.475)	Mar. 11, 2010	Apr. 1, 2010	$152	Mar. 11, 2009	Apr. 1, 2009	$151
Dividend $0.50 (2009 – $0.475)	June 10, 2010	July 2, 2010	161	June 10, 2009	July 2, 2009	149
Dividend $0.50 (2009 – $0.475)	Sept. 10, 2010	Oct. 1, 2010	160	Sept. 10, 2009	Oct. 1, 2009	151
Dividend $0.525 (2009 – $0.475)	Dec. 10, 2010	Jan. 4, 2011	169	Dec. 11, 2009	Jan. 4, 2010	150
			$642			$601

	2010			2009
	Dividends declared in			Dividends declared in
Years ended December 31 (millions)	Prior fiscal year	Current fiscal year	Total	Prior fiscal year	Current fiscal year	Total
Common Share and Non-Voting Share dividends
Payable, beginning of period	$150	$—	$150	$151	$—	$151
Declared	N/A	642	642	N/A	601	601
Paid in cash	(129)	(344)	(473)	(151)	(451)	(602)
Re-invested in Non-Voting Shares issued from Treasury	(21)	(129)	(150)	—	—	—
Payable, end of period	$—	$169	$169	$—	$150	$150

On February 8, 2011, the Board of Directors declared a quarterly dividend of $0.525 per share on the issued and outstanding Common Shares and Non-Voting Shares of the Company payable on April 1, 2011, to holders of record at the close of business on March 11, 2011. The final amount of the dividend payment depends upon the number of Common Shares and Non-Voting Shares issued and outstanding at the close of business on March 11, 2011.

(b)          Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible holders of Common Shares and Non-Voting Shares may acquire Non-Voting Shares through the reinvestment of dividends and making additional optional cash payments to the trustee. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market.

Reinvestment of dividends: The Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the year ended December 31, 2010, in respect of dividends reinvested, the Company issued Non-Voting Shares from Treasury at a discount of 3%. In respect of Common Share and Non-Voting Share

32

notes to consolidated financial statements

dividends declared during the year ended December 31, 2010, $183 million (2009 — $36 million) was to be reinvested in Non-Voting Shares.

Optional cash payments: Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

12            share-based compensation

(a)          Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as Operations expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2010			2009
Years ended December 31 (millions)	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment	Operations expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards(1)	$1	$(24)	$(23)	$11	$(26)	$(15)
Restricted stock units(2)	29	(36)	(7)	29	(37)	(8)
Employee share purchase plan	27	(27)	—	29	(29)	—
	$57	$(87)	$(30)	$69	$(92)	$(23)

(1)          The expense (recovery) arising from share options with the net-cash settlement feature, net of cash-settled equity swap agreement effects (see Note 5(i)), was $(10) (2009 — $(2)).

(2)          The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 5(i)).

For the year ended December 31, 2010, the associated operating cash outflows in respect of share option awards include cash outflows arising from the cash-settled equity swap agreements of $18 million (2009 — $19 million). Similarly, for the year ended December 31, 2010, the associated operating cash outflows in respect of restricted stock units include cash outflows arising from the cash-settled equity swap agreements of $4 million (2009 — $15 million). For the year ended December 31, 2010, the income tax benefit arising from share-based compensation was $6 million (2009 — $18 million); as disclosed in Note 9, not all share-based compensation amounts are deductible for income tax purposes.

(b)          Share option awards

General: The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. The Company uses share option awards as a form of retention and incentive compensation. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

Share option awards accounted for as equity instruments: The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

Years ended December 31	2010	2009
Share option award fair value (per share option)	$4.30	$3.64
Risk free interest rate	2.5%	2.3%
Expected lives(1) (years)	4.5	4.5
Expected volatility	26.3%	26.0%
Dividend yield	5.8%	6.2%

(1)          The maximum contractual term of the share option awards granted in 2010 and 2009 was seven years.

The risk free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company’s Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

33

notes to consolidated financial statements

Had the weighted average assumptions for grants of share option awards that are reflected in the expense disclosures above been varied by 10% and 20% changes, the compensation cost arising from share option awards for the year ended December 31, 2010, would have varied as follows:

	Hypothetical change in assumptions(1)
($ in millions)	10%	20%
Risk free interest rate	$—	$1
Expected lives (years)	$—	$1
Expected volatility	$1	$3
Dividend yield	$1	$1

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in a decreased amount, and unfavourable hypothetical changes in the assumptions result in an increased amount, of the compensation cost arising from share option awards. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear; in particular, variations in expected lives are constrained by vesting periods and legal lives. Also, in this table, the effect of a variation in a particular assumption on the amount of the compensation cost arising from share option awards is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in risk free interest rates may result in increased dividend yields), which might magnify or counteract the sensitivities.

Some share option awards have a net-equity settlement feature. As discussed further in Note 19(c), it is at the Company’s option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

Share option awards accounted for as liability instruments: Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

The Company entered into a cash-settled equity swap agreement that establishes a cap on the Company’s cost associated with substantially all of the affected outstanding share option awards. The following table sets out the number of affected outstanding share option awards and the composition of their capped exercise date fair values.

	Weighted average				Exercise date			Associated
As at December 31, 2010 ($ in millions except per affected outstanding share option award)	Exercise price	Grant-date fair value		Incremental expense arising from net-cash settlement feature	fair value capped by cash-settled equity swap agreement	Affected share option awards outstanding	Aggregate intrinsic value(1)	notional amount of cash-settled equity swap agreement (Note 5(h))
Affected share option awards granted for
Non-Voting Shares prior to 2002	$29.98	N/A	(2)	$25.17	$55.15	834,826	$11	$43
Non-Voting Shares after 2001	$22.28	$7.08		$25.79	$55.15	333,119	7	17
						1,167,945	$18	$60

(1)          The aggregate intrinsic value is calculated upon December 31, 2010, per share price of $43.25 for Non-Voting Shares. The difference between the aggregate intrinsic value amount in this table and the amount disclosed in Note 21(b) is the effect, if any, of recognizing no less than the expense arising from the grant-date fair values for the affected share option awards outstanding.

(2)          As discussed in Note 1(k), Canadian GAAP did not require that grant-date fair values be determined for share option awards made prior to 2002.

(c)          Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to the Company’s restricted stock units.

34

notes to consolidated financial statements

	2010			2009
	Number of restricted stock units		Weighted average grant-	Number of restricted stock units		Weighted average grant-
Years ended December 31	Non-vested	Vested	date fair value	Non-vested	Vested	date fair value
Outstanding, beginning of period
Non-vested	1,385,091	—	$37.76	1,506,370	—	$48.15
Vested	—	24,226	37.03	—	26,885	50.10
Issued
Initial award	754,057	—	33.82	641,404	—	30.78
In lieu of dividends	90,384	44	40.18	110,637	169	32.23
Vested	(771,417)	771,417	43.11	(706,893)	706,893	52.52
Settled in cash	—	(770,998)	43.28	—	(709,721)	52.95
Forfeited and cancelled	(99,049)	—	36.89	(166,427)	—	45.15
Outstanding, end of period
Non-vested	1,359,066	—	32.46	1,385,091	—	37.76
Vested	—	24,689	$31.86	—	24,226	$37.03

With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company’s non-vested restricted stock units outstanding as at December 31, 2010, is set out in the following table.

	Number of fixed-cost restricted stock units	Cost fixed to the Company per restricted stock unit	Number of variable-cost restricted stock units	Total number of non-vested restricted stock units
Vesting in years ending December 31:
2011	390,000	$33.79
	50,000	$44.43
	440,000		184,857	624,857

2012	420,000	$35.91
	100,000	$46.01
	520,000		214,209	734,209
	960,000		399,066	1,359,066

(d)          Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees up to a certain job classification can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and up to 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, the Company is required to contribute a percentage between 20% and 40% as designated by the Company. For the year ended December 31, 2010, the Company contributed 40% (2009 — 40%) for employees up to a certain job classification; for more highly compensated job classifications, the Company contributed 35% (2009 — 35%). The Company records its contributions as a component of operating expenses and, prior to fiscal 2010, there were no vesting requirements. Subsequent to 2009, the Company’s contribution vests on the earlier of a plan participant’s last day in the Company’s employ or the last business day of the calendar year of the Company’s contribution, unless the plan participant’s employment was terminated with cause, in which case the plan participant will forfeit their in-year Company contribution.

Years ended December 31 (millions)	2010	2009
Employee contributions	$73	$79
Company contributions	27	29
	$100	$108

Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the years ended December 31, 2010 and 2009, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

(e)          Unrecognized, non-vested share-based compensation

As at December 31, 2010, compensation cost related to non-vested share-based compensation that has not yet been recognized is set out in the following table and is expected to be recognized over a weighted average period of 1.7 years (2009 — 1.6 years).

35

notes to consolidated financial statements

As at December 31 (millions)(1)	2010	2009
Share option awards	$9	$12
Restricted stock units(2)	27	22
	$36	$34

(1)          These disclosures are not likely to be representative of the effects on reported net income for future periods for the following reasons: these amounts reflect an estimate of forfeitures; these amounts do not reflect any provision for future awards; these amounts do not reflect any provision for changes in the intrinsic value of vested restricted stock units; these amounts do not reflect any provision for the impacts of future, if any, modification of share option awards allowing for net-cash settlement; and for non-vested restricted stock units, these amounts reflect intrinsic values as at the statement of financial position dates.

(2)          The compensation cost that has not yet been recognized in respect of non-vested restricted stock units is calculated based upon the intrinsic value of the non-vested restricted stock units as at the statement of financial position dates, net of the impacts of associated cash-settled equity forward agreements.

13            employee future benefits

The Company has a number of defined benefit and defined contribution plans providing pension, other retirement and post-employment benefits to most of its employees. Other benefit plans include a TELUS Québec Inc. retiree healthcare plan. The benefit plan(s) in which an employee is a participant reflects the general development of the Company.

Pension Plan for Management and Professional Employees of TELUS Corporation: This defined benefit pension plan, which ceased accepting new participants on January 1, 2006, and which comprises approximately one-quarter of the Company’s total accrued benefit obligation, provides a non-contributory base level of pension benefits. Additionally, on a contributory basis, employees can annually choose increased and/or enhanced levels of pension benefits over the base level of pension benefits. At an enhanced level of pension benefits, the defined benefit pension plan has indexation of 100% of a specified cost-of-living index, to an annual maximum of 2%. Pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

TELUS Corporation Pension Plan: Management and professional employees in Alberta who joined the Company prior to January 1, 2001, and certain unionized employees are covered by this contributory defined benefit pension plan, which comprises slightly more than one-half of the Company’s total accrued benefit obligation. The plan contains a supplemental benefit account which may provide indexation up to 70% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the average of the best five years in the last ten years preceding retirement.

TELUS Québec Defined Benefit Pension Plan: Any employee not governed by a collective agreement in Quebec who joined the Company prior to April 1, 2006, any non-supervisory employee governed by a collective agreement prior to September 6, 2006, and certain other unionized employees are covered by this contributory defined benefit pension plan, which comprises approximately one-tenth of the Company’s total accrued benefit obligation. The plan has no indexation and pensionable remuneration is determined by the average of the best four years.

TELUS Edmonton Pension Plan: This contributory defined benefit pension plan ceased accepting new participants on January 1, 1998. Indexation is 60% of the annual change of a specified cost-of-living index and pensionable remuneration is determined by the annualized average of the best sixty consecutive months.

Other defined benefit pension plans: In addition to the foregoing plans, the Company has non-registered, non-contributory supplementary defined benefit pension plans which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are funded only as benefits are paid.

The Company has three contributory, non-indexed pension plans arising from a pre-merger acquisition which comprise less than 1% of the Company’s total accrued benefit obligation; these plans ceased accepting new participants in September 1989.

Other defined benefit plans: Other defined benefit plans, which are all non-contributory, are comprised of a disability income plan, a healthcare plan for retired employees and a life insurance plan. The healthcare plan for retired employees and the life insurance plan ceased accepting new participants effective January 1, 1997. In connection with the collective agreement signed in 2005, an external supplier commenced providing a new long-term disability plan effective January 1, 2006. The existing disability income plan will continue to provide payments to previously approved claimants and qualified eligible employees.

Telecommunication Workers Pension Plan: Certain employees in British Columbia are covered by a negotiated-cost, target-benefit union pension plan. Contributions are determined in accordance with provisions of negotiated labour contracts and are generally based on employee gross earnings.

British Columbia Public Service Pension Plan: Certain employees in British Columbia are covered by a public service pension plan. Contributions are determined in accordance with provisions of labour contracts negotiated by the Province of British Columbia and are generally based on employee gross earnings.

36

notes to consolidated financial statements

Defined contribution pension plan: Effective January 1, 2007, the Company offered one defined contribution pension plan, which is contributory, and is the only Company-sponsored pension plan available to non-unionized and certain unionized employees joining the Company after that date. Generally, employees can annually choose to contribute to the plan at a rate of between 3% and 6% of their pensionable earnings. The Company will match 100% of the contributions of the employees up to 5% of their pensionable earnings and will match 80% of employee contributions greater than that. Membership in the defined contribution pension plan is voluntary until an employee’s third year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are contributed to a non-registered supplementary defined contribution pension plan.

(a)          Defined benefit plans

Information concerning the Company’s defined benefit plans, in aggregate, is as follows:

	Pension benefit plans		Other benefit plans
(millions)	2010	2009	2010	2009
Accrued benefit obligation:
Balance at beginning of year	$6,376	$5,243	$71	$64
Current service cost	103	85	—	—
Interest cost	368	374	5	5
Benefits paid (c)	(341)	(318)	(5)	(5)
Actuarial loss (gain)	452	991	4	7
Plan amendments	—	1	—	—
Balance at end of year (d)-(e)	6,958	6,376	75	71
Plan assets (g):
Fair value at beginning of year	6,316	5,654	30	34
Actual return on plan assets	623	767	1	—
Employer contributions (j)	137	179	3	1
Employees’ contributions	30	34	—	—
Benefits paid (c)	(341)	(318)	(5)	(5)
Fair value at end of year	6,765	6,316	29	30
Funded status — plan surplus (deficit)	(193)	(60)	(46)	(41)
Unamortized net actuarial loss (gain)	1,726	1,528	4	(1)
Unamortized past service costs	27	31	—	—
Unamortized transitional obligation (asset)	(58)	(106)	—	—
Accrued benefit asset (liability)	$1,502	$1,393	$(42)	$(42)

The accrued benefit asset (liability) is reflected in the Consolidated Statements of Financial Position as follows:

As at December 31 (millions)	2010	2009
Pension benefit plans	$1,502	$1,393
Other benefit plans	(42)	(42)
	$1,460	$1,351
Presented in the Consolidated Statements of Financial Position as:
Deferred charges (Note 21(b))	$1,683	$1,565
Other long-term liabilities (Note 21(b))	(223)	(214)
	$1,460	$1,351

The measurement date used to determine the plan assets and accrued benefit obligation was December 31.

(b)          Defined benefit plans — cost

The Company’s total net defined benefit plan costs were as follows:

	2010			2009
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Pension benefit plans
Current service cost (employer portion)	$73	$—	$73	$51	$—	$51
Interest cost	368	—	368	374	—	374
Return on plan assets	(623)	169	(454)	(767)	364	(403)
Past service costs	—	4	4	—	3	3
Actuarial loss	452	(367)	85	991	(954)	37
Amortization of transitional asset	—	(48)	(48)	—	(44)	(44)
	$270	$(242)	$28	$649	$(631)	$18

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

37

notes to consolidated financial statements

	2010			2009
Years ended December 31 (millions)	Incurred in period	Matching adjustments(1)	Recognized in period	Incurred in period	Matching adjustments(1)	Recognized in period
Other benefit plans
Interest cost	$5	$—	$5	$5	$—	$5
Return on plan assets	(1)	—	(1)	—	(1)	(1)
Actuarial loss (gain)	4	(5)	(1)	7	(10)	(3)
Amortization of transitional obligation	—	—	—	—	1	1
	$8	$(5)	$3	$12	$(10)	$2

(1)   Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(c)          Benefit payments

Estimated future benefit payments from the Company’s defined benefit plans, calculated as at December 31, 2010, are as follows:

Years ending December 31 (millions)	Pension benefit plans	Other benefit plans
2011	$353	$6
2012	367	6
2013	383	6
2014	400	5
2015	416	5
2016-2020	2,254	24

(d)          Disaggregation of defined benefit pension plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of defined benefit pension plans surplus and deficits at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Pension plans that have plan assets in excess of accrued benefit obligations	$4,328	$4,515	$187	$3,544	$3,799	$255
Pension plans that have accrued benefit obligations in excess of plan assets
Funded	2,401	2,250	(151)	2,627	2,517	(110)
Unfunded	229	—	(229)	205	—	(205)
	2,630	2,250	(380)	2,832	2,517	(315)
(see (a))	$6,958	$6,765	$(193)	$6,376	$6,316	$(60)

As at December 31, 2010 and 2009, undrawn Letters of Credit, further discussed in Note 18(d), secured certain of the unfunded defined benefit pension plans.

(e)          Disaggregation of other defined benefit plan funding status

Accrued benefit obligations are the actuarial present values of benefits attributed to employee services rendered to a particular date. The Company’s disaggregation of other defined benefit plans surplus and deficits at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)	Accrued benefit obligation	Plan assets	Funded status - plan surplus (deficit)
Other benefit plan that has plan assets in excess of accrued benefit obligations	$27	$29	$2	$27	$30	$3
Unfunded other benefit plans that have accrued benefit obligations in excess of plan assets	48	—	(48)	44	—	(44)
(see (a))	$75	$29	$(46)	$71	$30	$(41)

38

notes to consolidated financial statements

(f)            Accumulated pension benefit obligations

Accumulated benefit obligations differ from accrued benefit obligations in that accumulated benefit obligations do not include assumptions about future compensation levels. The Company’s disaggregation of defined pension benefit plans accumulated benefit obligations and plan assets at year-end are as follows:

	2010			2009
As at December 31 (millions)	Accumulated benefit obligation	Plan assets	Difference	Accumulated benefit obligation	Plan assets	Difference
Pension plans that have plan assets in excess of accumulated benefit obligations	$5,857	$6,209	$352	$5,353	$5,794	$441
Pension plans that have accumulated benefit obligations in excess of plan assets
Funded	599	556	(43)	545	522	(23)
Unfunded	210	—	(210)	189	—	(189)
	809	556	(253)	734	522	(212)
	$6,666	$6,765	$99	$6,087	$6,316	$229

(g)         Plan investment strategies and policies

The Company’s primary goal for the defined benefit plans is to ensure the security of the retirement income and other benefits of the plan members and their beneficiaries. A secondary goal of the Company is to maximize the long-term rate of return of the defined benefit plans’ assets within a level of risk acceptable to the Company.

Risk management: The Company considers absolute risk (the risk of contribution increases, inadequate plan surplus and unfunded obligations) to be more important than relative return risk. Accordingly, the defined benefit plans’ designs, the nature and maturity of defined benefit obligations and characteristics of the plans’ memberships significantly influence investment strategies and policies. The Company manages risk through specifying allowable and prohibited investment types, setting diversification strategies and determining target asset allocations.

Allowable and prohibited investment types: Allowable and prohibited investment types, along with associated guidelines and limits, are set out in each fund’s Pension Benefits Standards Act, 1985, required Statement of Investment Policies and Procedures (SIP&P), which is reviewed and approved annually by the designated governing fiduciary. The SIP&P guidelines and limits are further governed by the Pension Benefits Standards Regulations, 1985’s permitted investments and lending limits. As well as conventional investments, each fund’s SIP&P may provide for the use of derivative products to facilitate investment operations and to manage risk provided that no short position is taken, no use of leverage is made and there is no violation of guidelines and limits established in the SIP&P. Internally managed funds are prohibited from increasing grandfathered investments in securities of the Company; grandfathered investments were made prior to the merger of BC TELECOM Inc. and TELUS Corporation, the Company’s predecessors. Externally managed funds are permitted to invest in securities of the Company, provided that the investments are consistent with the funds’ mandate and are in compliance with the relevant SIP&P.

Diversification: The Company’s strategy for equity security investments is to be broadly diversified across individual securities, industry sectors and geographical regions. A meaningful portion (15-25% of total plans’ assets) of the investment in equity securities is allocated to foreign equity securities with the intent of further increasing the diversification of the plans’ assets. Debt securities may include a meaningful allocation to mortgages with the objective of enhancing cash flow and providing greater scope for the management of the bond component of the plans’ assets. Debt securities also may include real return bonds to provide inflation protection, consistent with the indexed nature of some defined benefit obligations. Real estate investments are used to provide diversification of plans’ assets, potential long-term inflation hedging and comparatively stable investment income.

Relationship between plan assets and benefit obligations: With the objective of lowering its long-term costs of defined benefit plans, the Company purposely mismatches plan assets and benefit obligations. This mismatching is implemented by including equity investments in the long-term asset mix as well as fixed income securities and mortgages with durations that differ from the benefit obligations. Compensation for liquidity issues that may have otherwise arisen from mismatching of plan assets and benefit obligations comes from broadly diversified investment holdings (including cash and short-term investment holdings) and cash flows from dividends, interest and rents from diversified investment holdings.

39

notes to consolidated financial statements

Asset allocations: Information concerning the Company’s defined benefit plans’ target asset allocation and actual asset allocation is as follows:

	Pension benefit plans			Other benefit plans
	Target allocation	Percentage of plan assets at end of year		Target allocation	Percentage of plan assets at end of year
	2011	2010	2009	2011	2010	2009
Equity securities	45-60%	56%	53%	—	—	—
Debt securities	35-45%	38%	41%	—	—	—
Real estate	4-8%	6%	6%	—	—	—
Other	0-2%	—	—	100%	100%	100%
		100%	100%		100%	100%

(h)         Fair value measurements — pension benefit plans

Information about the fair value measurements of the Company’s defined benefit pension plans’ assets, in aggregate, is as follows:

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Total		(Level 1)		(Level 2)		(Level 3)
As at December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Asset class
Equity securities
Canadian	$2,174	$1,921	$1,790	$1,743	$384	$178	$—	$—
Foreign	1,589	1,415	1,122	969	412	380	55	66
Debt securities
Debt securities issued by national, provincial or local governments	1,357	1,207	1,071	1,014	286	193	—	—
Corporate debt securities	558	620	—	—	558	620	—	—
Asset-backed securities	54	45	—	—	54	45	—	—
Commercial mortgages	218	312	—	—	—	—	218	312
Cash and cash equivalents	386	389	17	25	369	364	—	—
Real estate	429	393	51	45	—	—	378	348
Other	—	14	—	—	—	14	—	—
	$6,765	$6,316	$4,051	$3,796	$2,063	$1,794	$651	$726

At December 31, 2010, shares of TELUS Corporation accounted for less than 1% of the assets held in the pension and other benefit trusts administered by the Company.

The changes in the years ended December 31, 2010 and 2009, of the fair value measurements of the Company’s defined benefit pension plans’ assets which use significant unobservable inputs, in aggregate, are as follows:

	Asset class
	Equity securities - foreign		Commercial mortgages		Real estate		Total
Year ended December 31 (millions)	2010	2009	2010	2009	2010	2009	2010	2009
Balance, beginning of year	$66	$80	$312	$285	$348	$320	$726	$685
Actual return on plan assets relating to assets:
Still held at reporting date	(19)	(18)	1	17	(13)	(13)	(31)	(14)
Sold during the period	—	—	(3)	6	—	—	(3)	6
Purchases, sales and settlements	8	4	(92)	4	43	41	(41)	49
Transfers in and/or out of Level 3	—	—	—	—	—	—	—	—
Balance, end of year	$55	$66	$218	$312	$378	$348	$651	$726

(i)            Fair value measurements — other benefit plan

As at December 31, 2010 and 2009, the Company has only one other defined benefit plan and it had only one asset, an experience related underwriting agreement, the fair value of which was determined using significant unobservable inputs (Level 3). The changes in the years ended December 31, 2010 and 2009, of the fair value measurements of the Company’s other defined benefit plan’s assets which use significant unobservable inputs are as follows:

40

notes to consolidated financial statements

	Balance,	Actual return on plan assets relating to assets		Purchases,	Transfers in
(millions)	beginning of year	Still held at the reporting date	Sold during the period	sales and settlements	and/or out of Level 3	Balance, end of year
Asset class
Experience rated underwriting agreement(1)
Year ended December 31, 2009	$34	$—	$—	$(4)	$—	$30
Year ended December 31, 2010	$30	$1	$—	$(2)	$—	$29

(1)          The effect of the experience rated underwriting agreement is that the Company’s contributions were transferred to an insurance company that in turn provides the other defined benefits.

(j)            Employer contributions

The determination of the minimum funding amounts for substantially all of the Company’s registered defined benefit pension plans is governed by the Pension Benefits Standards Act, 1985, which requires that, in addition to current service costs being funded, both going-concern and solvency valuations be performed on a specified periodic basis.

•      Any excess of plan assets over plan liabilities determined in the going-concern valuation reduces the Company’s minimum funding requirement of current service costs, but may not reduce the requirement to an amount less than the employees’ contributions. The going-concern valuation generally determines the excess (if any) of a plan’s assets over its liabilities, determined on a projected benefit basis.

•      As of the date of these consolidated financial statements, the solvency valuation generally requires that a plan’s liabilities, determined on the basis that the plan is terminated on the valuation date, in excess of its assets (if any) be funded, at a minimum, in equal annual amounts over a period not exceeding five years. In the latter half of 2009, the Canadian Federal Government announced proposals that would, among other things, affect the solvency funding methodology for pension plans governed by the Pension Benefits Standards Act, 1985; the impact of these proposals, if any, on the Company will depend upon the final enacted form of the proposals.

The best estimates of fiscal 2011 employer contributions to the Company’s defined benefit plans are approximately $298 million (including a discretionary contribution of $200 million made in January 2011) for defined benefit pension plans and $NIL for other defined benefit plans. These estimates (other than for the non-recurring contribution of $200 million made in January 2011) are based upon the mid-year 2010 annual funding reports that were prepared by actuaries using December 31, 2009, actuarial valuations. The funding reports are based on the pension plans’ fiscal years, which are calendar years. The next annual funding valuations are expected to be prepared mid-year 2011.

(k)        Assumptions

Management is required to make significant estimates about certain actuarial and economic assumptions to be used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets. These significant estimates are of a long-term nature, which is consistent with the nature of employee future benefits.

The discount rate, which is used to determine the accrued benefit obligation, is based on the yield on long-term, high-quality fixed term investments, and is set annually. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

The significant weighted average actuarial assumptions arising from these estimates and adopted in measuring the Company’s accrued benefit obligations are as follows:

	Pension benefit plans		Other benefit plans
	2010	2009	2010	2009
Discount rate used to determine:
Net benefit costs for the year ended December 31	5.85%	7.25%	5.67%	7.11%
Accrued benefit obligation as at December 31	5.25%	5.85%	4.97%	5.65%
Expected long-term rate of return(1) on plan assets used to determine:
Net benefit costs for the year ended December 31	7.25%	7.25%	2.50%	3.00%
Accrued benefit obligation as at December 31	7.00%	7.25%	2.50%	2.50%
Rate of future increases in compensation used to determine:
Net benefit costs for the year ended December 31	3.00%	3.00%	—	—
Accrued benefit obligation as at December 31	3.00%	3.00%	—	—

(1)          The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by the plans’ target asset allocations (see (g)). Forecasted returns arise from the Company’s ongoing review of trends, economic conditions, data provided by actuaries and updating of underlying historical information.

41

notes to consolidated financial statements

	Pension benefit plans		Other benefit plans
2010 sensitivity of key assumptions (year ended, or as at, December 31, 2010) (millions)	Change in obligation	Change in expense	Change in obligation	Change in expense
Impact of hypothetical 25 basis point decrease(1) in:
Discount rate	$219	$20	$1	$—
Expected long-term rate of return on plan assets		$16		$—
Rate of future increases in compensation	$26	$5	$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in decreased amounts, and unfavourable hypothetical changes in the assumptions result in increased amounts, of the obligations and expenses. Changes in amounts based on a 25 basis point variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in amounts may not be linear. Also, in this table, the effect of a variation in a particular assumption on the change in obligation or change in expense is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in discount rates may result in increased expectations about the long-term rate of return on plan assets), which might magnify or counteract the sensitivities.

(l)            Defined contribution plans

The Company’s total defined contribution pension plan costs recognized were as follows:

Years ended December 31 (millions)	2010	2009
Union pension plan and public service pension plan contributions	$27	$30
Other defined contribution pension plans	34	31
	$61	$61

14            accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly owned subsidiary of TELUS, entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $500 million (2009 — $500 million). This revolving-period securitization agreement had an initial term ending July 18, 2007; a November 30, 2006, amendment resulted in the term being extended to July 18, 2008; a March 31, 2008, amendment resulted in the term being extended to July 17, 2009; and a May 6, 2009, amendment resulted in the term being extended to May 6, 2012.

As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

As at December 31 (millions)	2010	2009
Total managed portfolio	$1,322	$1,201
Securitized receivables	(465)	(598)
Retained interest in receivables sold	60	91
Receivables held	$917	$694

For the year ended December 31, 2010, the Company recognized composite losses of $8 million (2009 — $11 million) on the sale of receivables arising from the securitization.

Cash flows from the securitization were as follows:

Years ended December 31 (millions)	2010	2009
Cumulative proceeds from securitization, beginning of period	$500	$300
Proceeds from new securitizations	—	200
Securitization reduction payments	(100)	—
Cumulative proceeds from securitization, end of period	$400	$500
Proceeds from collections reinvested in revolving-period securitizations	$4,235	$4,060
Proceeds from collections pertaining to retained interest	$720	$780

42

notes to consolidated financial statements

The key economic assumptions used to determine the loss on sale of receivables, the future cash flows and fair values attributed to the retained interest were as follows:

Years ended December 31	2010	2009
Expected credit losses as a percentage of accounts receivable sold	1.0%	1.2%
Weighted average life of the receivables sold (days)	34	32
Effective annual discount rate	1.2%	0.8%
Servicing	1.0%	1.0%

Generally, the sold trade receivables do not experience prepayments.

At December 31, 2010, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% changes in those assumptions were as follows:

	December 31,	Hypothetical change in assumptions(1)
($ in millions)	2010	10%	20%
Carrying amount/fair value of future cash flows	$60
Expected credit losses as a percentage of accounts receivable sold		$—	$1
Weighted average life of the receivables sold (days)		$—	$—
Effective annual discount rate		$—	$—

(1)          These sensitivities are hypothetical and should be used with caution. Favourable hypothetical changes in the assumptions result in an increased value, and unfavourable hypothetical changes in the assumptions result in a decreased value, of the retained interest in receivables sold. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in increased credit losses), which might magnify or counteract the sensitivities.

15            property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under capital lease	Other	Land	Assets under construction	Total

At cost
As at January 1, 2009	$20,609	$2,110	$15	$1,681	$49	$485	$24,949
Additions	406	21	—	42	—	1,283	1,752
Additions arising from business acquisitions	—	2	—	7	—	—	9
Dispositions and retirements	(125)	(28)	(2)	(124)	—	—	(279)
Reclassifications	1,160	139	—	38	—	(1,337)	—
As at December 31, 2009	22,050	2,244	13	1,644	49	431	26,431
Additions	431	15	10	35	—	840	1,331
Dispositions and retirements	(568)	(13)	(2)	(182)	—	—	(765)
Reclassifications	675	105	—	53	—	(833)	—
As at December 31, 2010	$22,588	$2,351	$21	$1,550	$49	$438	$26,997

Accumulated depreciation
As at January 1, 2009	$15,119	$1,232	$9	$1,272	$—	$—	$17,632
Depreciation	1,053	122	2	164	—	—	1,341
Dispositions and retirements	(120)	(21)	(2)	(128)	—	—	(271)
As at December 31, 2009	16,052	1,333	9	1,308	—	—	18,702
Depreciation	1,082	118	2	131	—	—	1,333
Dispositions and retirements	(568)	(13)	(1)	(178)	—	—	(760)
Reclassifications	(5)	5	—	—	—	—	—
As at December 31, 2010	$16,561	$1,443	$10	$1,261	$—	$—	$19,275

Net book value
As at December 31, 2009	$5,998	$911	$4	$336	$49	$431	$7,729
As at December 31, 2010	$6,027	$908	$11	$289	$49	$438	$7,722

43

notes to consolidated financial statements

16            intangible assets and goodwill

(a)          Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts and the related customer relationships	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences(1)	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at January 1, 2009	$245	$138	$2,082	$103	$197	$2,765	$4,867	$—	$4,867	$7,632	$3,928	$11,560
Additions	—	—	32	—	319	351	—	—	—	351	—	351
Additions arising from business acquisitions	—	—	—	—	—	—	—	7	7	7	8	15
Dispositions and retirements	—	(1)	(63)	—	—	(64)	—	—	—	(64)	—	(64)
Reclassifications	—	—	357	1	(358)	—	—	—	—	—	—	—
As at December 31, 2009	245	137	2,408	104	158	3,052	4,867	7	4,874	7,926	3,936	11,862
Additions	—	—	38	8	344	390	—	—	—	390	—	390
Dispositions and retirements	—	—	(213)	—	—	(213)	—	—	—	(213)	—	(213)
Reclassifications	—	—	262	—	(262)	—	—	—	—	—	—	—
As at December 31, 2010	$245	$137	$2,495	$112	$240	$3,229	$4,867	$7	$4,874	$8,103	$3,936	$12,039
Accumulated amortization
As at January 1, 2009	$46	$13	$1,314	$75	$—	$1,448	$1,018	$—	$1,018	$2,466	$364	$2,830
Amortization	6	14	360	1	—	381	—	—	—	381	—	381
Dispositions and retirements	—	—	(69)	—	—	(69)	—	—	—	(69)	—	(69)
As at December 31, 2009	52	27	1,605	76	—	1,760	1,018	—	1,018	2,778	364	3,142
Amortization	6	14	378	4	—	402	—	—	—	402	—	402
Dispositions and retirements	—	—	(211)	—	—	(211)	—	—	—	(211)	—	(211)
As at December 31, 2010	$58	$41	$1,772	$80	$—	$1,951	$1,018	$—	$1,018	$2,969	$364	$3,333
Net book value
As at December 31, 2009	$193	$110	$803	$28	$158	$1,292	$3,849	$7	$3,856	$5,148	$3,572	$8,720
As at December 31, 2010	$187	$96	$723	$32	$240	$1,278	$3,849	$7	$3,856	$5,134	$3,572	$8,706

(1)    Accumulated amortization of spectrum licences and goodwill is amortization recorded prior to 2002.

44

notes to consolidated financial statements

(b)          Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2011	$373
2012	254
2013	89
2014	39
2015	25

(c)          Intangible assets with indefinite lives — spectrum licences

The Company’s intangible assets with indefinite lives include spectrum licences granted by Industry Canada. Industry Canada’s spectrum licence policy terms indicate that the spectrum licences will likely be renewed. The Company’s spectrum licences are expected to be renewed either every five years or every ten years following a review by Industry Canada of the Company’s compliance with licence terms and suitability for continued operation of the licences at terms to be established by Industry Canada. In addition to current usage, the Company’s spectrum licensed can be used for planned and new technologies. As a result of the combination of the significant roles of these factors, the Company’s spectrum licences are currently considered to have indefinite lives.

(d)          Impairment testing of intangible assets with indefinite lives and goodwill

As referred to in Note 1(b) and Note 1(f), the carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

The carrying amounts of intangible assets with indefinite lives and goodwill allocated to each reporting unit are as set out in the following table.

	Intangible assets with indefinite lives		Goodwill		Total
As at December 31 (millions)	2010	2009	2010	2009	2010	2009
Wireless	$3,856	$3,856	$2,606	$2,606	$6,462	$6,462
Wireline	—	—	966	966	966	966
	$3,856	$3,856	$3,572	$3,572	$7,428	$7,428

There is a material degree of uncertainty with respect to the estimates of the reporting units’ fair values given the necessity of making key economic assumptions about the future. The fair value calculation uses discounted cash flow projections which employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples. The Company considers a range of reasonably possible amounts to use for key assumptions and decides upon amounts that represent management’s best estimate. In the normal course, changes are made to key assumptions to reflect current (at time of test) economic conditions, updating of historical information used to develop the key assumptions and changes in the Company’s debt ratings.

The cash flow projection key assumptions are based upon the Company’s approved financial forecasts which span a period of three years and are discounted at a consolidated rate of 8.25% (2009 — 7.61%). For impairment testing valuation purposes, the cash flows subsequent to the three-year projection period are extrapolated using perpetual growth rates of 1.75% (2009 — 1.75%) for the wireless reporting unit and zero (2009 — zero) for the wireline reporting unit; these growth rates do not exceed the observed long-term average growth rates for the markets in which the Company operates.

The Company validates its fair value results through the use of the market-comparable approach and analytical review of industry and Company-specific facts. The market-comparable approach uses current (at the time of test) market consensus estimates and equity trading prices for U.S. and Canadian firms in the same industry. In addition, the Company ensures that the combination of the valuations of the reporting units is reasonable based on current market values of the Company.

The Company believes that any reasonably possible change in the key assumptions on which its reporting units’ fair values are based would not cause the reporting units’ carrying amounts to exceed their fair value amounts. If the future was to adversely differ from management’s best estimate of key assumptions and associated cash flows were to be materially adversely affected, the Company could potentially experience future material impairment charges in respect of its intangible assets with indefinite lives and goodwill.

Sensitivity testing was conducted as a part of the December 2010 annual test. A component of the sensitivity testing was a break-even analysis. Stress testing included moderate declines in annual cash flows with all other assumptions being held constant; this too resulted in the Company continuing to be able to recover the carrying value of its intangible assets with indefinite lives and goodwill for the foreseeable future.

45

notes to consolidated financial statements

(e)          Business acquisitions; other

Transactel Barbados, Inc.: On December 22, 2008, the Company acquired a direct 29.99% economic interest in Transactel Barbados, Inc., a business process outsourcing and call centre company with facilities in three Central American countries, for $19 million cash. Additional contingent consideration could become payable depending upon Transactel Barbados, Inc. earnings for the year ending December 31, 2011.

Concurrent with acquiring the initial interest in Transactel Barbados, Inc., the Company provided two written put options to the vendor. The first written put option became exercisable on December 31, 2009, expiring June 30, 2011, and allows the vendor to put up to a further 21.01% economic interest to the Company (the Company’s effective economic interest in Transactel Barbados, Inc. would become 51% assuming the written put option was exercised in full). The second written put option became exercisable on December 31, 2010, with no expiry, and allows the vendor to put whatever interest is not put under the first written put option plus up to an incremental 44% economic interest to the Company. The written put options set out the share pricing methodology, which is dependent upon Transactel Barbados, Inc. future earnings.

The vendor provided the Company with two purchased call options which substantially mirror the written put options except that they are only exercisable upon achieving certain business growth targets.

The Company initially accounted for its investment in Transactel Barbados, Inc. using the equity method.

The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities.

On January 7, 2011, the Company exercised its purchased call option to acquire a further 21.01% economic interest in Transactel Barbados, Inc. from the vendor for $20 million cash. The Company continues to account for its resulting direct 51% economic interest in Transactel Barbados, Inc. using the equity method. The control of Transactel Barbados, Inc. resides with the “super-majority” of its board of directors, who have the continuing power to determine the strategic operating, investing and financing policies of Transactel Barbados, Inc. Although the Company has the right to elect the simple majority of the board of directors at the direct 51% economic interest level, it does not have the right to elect the super-majority of the board of directors at that level. As a result, the vendor’s remaining direct 49% economic interest effectively has a veto right over the strategic operating, investing and financing policies of Transactel Barbados, Inc. and thus the Company does not have the control necessary to apply consolidation accounting.

Black’s Photo Corporation: On September 3, 2009 (the acquisition date), the Company acquired a 100% economic and voting interest in Black’s Photo Corporation, a national imaging and digital retail company for $28 million cash ($26 million net of cash acquired). There was no contingent consideration in the transaction. This investment was made with a view to enhancing the Company’s distribution of wireless products and services across Canada.

The primary factors that contributed to a purchase price that resulted in the recognition of goodwill are: the existing Black’s Photo Corporation business; the acquired workforce; and the time-to-market benefits of acquiring an established multi-location retailer to distribute wireless products. Black’s Photo Corporation’s results of operations are included in the Company’s Wireless segment effective September 3, 2009. The amount assigned to goodwill is not expected to be deductible for tax purposes.

Purchase price: The purchase price amounts assigned to assets acquired and liabilities assumed are as set out in the following table:

As at September 3, 2009 (millions)	Black’s Photo Corporation
Assets
Current assets	$22
Non-current assets
Property, plant and equipment	9
Intangible assets with indefinite life (brand)	7
Other long-term assets	1
Total non-current assets	17
Total identifiable assets acquired	39
Liabilities
Current liabilities	(19)
Net identifiable assets acquired	20
Goodwill	8
Net assets acquired	$28
Acquisition effected by way of:
Cash consideration	$28

46

notes to consolidated financial statements

Pro forma disclosures: The following pro forma supplemental information represents certain results of operations as if the business acquisition noted above had been completed as at the beginning of the fiscal year presented.

Year ended December 31	2009
(millions except per share amounts)	As reported(1)	Pro forma(2)
Operating revenues	$9,606	$9,668
Net income	$1,002	$993
Net income per Common Share and Non-Voting Share
Basic	$3.14	$3.12
Diluted	$3.14	$3.11

(1)          Operating revenues and net income (loss) for the year ended December 31, 2009, include $44 and $(1), respectively, in respect of the acquisition of Black’s Photo Corporation.

(2)          Pro forma amounts for the year ended December 31, 2009 reflect Black’s Photo Corporation. Black’s Photo Corporation was acquired on September 3, 2009; its results have been included in the Company’s Consolidated Statement of Income and Other Comprehensive Income effective the same date.

The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of the Company’s consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

17            short-term obligations

The Company’s bilateral bank facilities are as follows:

As at December 31 (millions)	2010	2009
Net available	$56	$53
Drawn	2	6
Outstanding, undrawn letters of credit	3	3
Gross available	$61	$62

18            long-term debt

(a)          Details of long-term debt

As at December 31 ($ in millions)
Series	Rate of interest		Maturity	2010	2009
TELUS Corporation Notes
U.S. (2)	8.00	%(1)	June 2011	$736	$1,411
CB	5.00	%(1)	June 2013	299	299
CC	4.50	%(1)	March 2012	300	299
CD	4.95	%(1)	March 2017	691	690
CE	5.95	%(1)	April 2015	498	498
CF	4.95	%(1)	May 2014	698	697
CG	5.05	%(1)	December 2019	990	989
CH	5.05	%(1)	July 2020	992	—
				5,204	4,883
TELUS Corporation Commercial Paper	1.13%		Through February 2011	104	467
TELUS Communications Inc. Debentures
1	12.00	%(1)	May 2010	—	50
2	11.90	%(1)	November 2015	124	124
3	10.65	%(1)	June 2021	174	173
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				741	790
TELUS Communications Inc. First Mortgage Bonds
U	11.50	%(1)	July 2010	—	30
Capital leases issued at varying rates of interest from 2.04% to 5.30% and maturing on various dates up to 2013				7	2
Long-Term Debt				6,056	6,172
Less: Current maturities				743	82
Long-Term Debt – non-current				$5,313	$6,090

(1)          Interest is payable semi-annually.

(2)          Principal face value of notes is U.S.$741 million (2009 — U.S.$1,348 million).

47

notes to consolidated financial statements

(b)          TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company’s subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On July 27, 2010, the Company exercised its right to early and partially redeem, on September 2, 2010, U.S.$607 million of its publicly held 2011 (U.S. Dollar) Notes. As set out in Note 8, the loss on the redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $52 million.

On December 1, 2009, the Company exercised its right to early and partially redeem, on December 31, 2009, U.S.$577 million of its publicly held 2011 (U.S. Dollar) Notes. As set out in Note 8, the loss on redemption, which included the loss arising on early settlement of the associated cross currency interest rate swap agreements, was $99 million.

2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2011 (U.S. Dollar) Notes, U.S.$0.7 billion (2009 — U.S.$1.3 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with an effective fixed interest rate of 8.493% and an effective fixed economic exchange rate of $1.5327.

The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the statement of financial position date. The swap agreements at December 31, 2010, comprised a net derivative liability of $404 million (2009 — $721 million), as set out in Note 5(h). The asset value of the swap agreements increases (decreases) when the statement of financial position date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.

				Principal face amount				Redemption
Series	Issued	Issue price		Originally issued		Outstanding at financial statement date		present value spread (basis points)(1)
8.00% (U.S. Dollar) Notes due 2011	May 2001	U.S.$	994.78	U.S.$	2.0 billion	U.S.$	0.7 billion	30
5.00% Notes, Series CB	May 2006		$998.80		$300 million		$300 million	16
4.50% Notes, Series CC	March 2007		$999.91		$300 million		$300 million	15
4.95% Notes, Series CD	March 2007		$999.53		$700 million		$700 million	24
5.95% Notes, Series CE(2)	April 2008		$998.97		$500 million		$500 million	66
4.95% Notes, Series CF(2)	May 2009		$999.96		$700 million		$700 million	71
5.05% Notes, Series CG(2)	December 2009		$994.19		$1.0 billion		$1.0 billion	45.5
5.05% Notes, Series CH(2)	July 2010		$997.44		$1.0 billion		$1.0 billion	47

(1)          The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the U.S. dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)          The Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes each require the Company to make an offer to repurchase the Series CE Notes, Series CF Notes, Series CG Notes and Series CH Notes at a price equal to 101% of their principal plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(c)          TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its $2.0 billion syndicated credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments; in August 2008, the program was expanded to $1.2 billion. Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

48

notes to consolidated financial statements

(d)          TELUS Corporation credit facilities

On March 2, 2007, TELUS Corporation entered into a $2.0 billion bank credit facility with a syndicate of financial institutions. The credit facility consists of a $2.0 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper.

TELUS Corporation’s credit facility expiring on May 1, 2012, is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter-end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

On June 19, 2009, TELUS Corporation entered into an amended $300 million revolving credit facility with a syndicate of financial institutions, expiring December 31, 2010; during the quarter ended September 30, 2010, the Company exercised its right to cancel the facility in its entirety. The credit facility was unsecured and bore interest at prime rate or bankers’ acceptance rate (all such terms as used or defined in the credit facility), plus applicable margins.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

	2010	2009
As at December 31 (millions) Revolving credit facility expiring	May 1, 2012	May 1, 2012	December 31, 2010	Total
Net available	$1,779	$1,410	$300	$1,710
Outstanding, undrawn letters of credit	117	123	—	123
Backstop of commercial paper	104	467	—	467
Gross available	$2,000	$2,000	$300	$2,300

(e)          TELUS Communications Inc. debentures

The outstanding Series 1 through 5 debentures were issued by a predecessor corporation of TELUS Communications Inc., BC TEL, under a Trust Indenture dated May 31, 1990, and are non-redeemable.

The outstanding Series B Debentures were issued by a predecessor corporation of TELUS Communications Inc., AGT Limited, under a Trust Indenture dated August 24, 1994, and a supplemental trust indenture dated September 22, 1995. They are redeemable at the option of the Company, in whole at any time or in part from time to time, on not less than 30 days’ notice at the higher of par and the price calculated to provide the Government of Canada Yield plus 15 basis points.

Pursuant to an amalgamation on January 1, 2001, the Debentures became obligations of TELUS Communications Inc. The debentures are not secured by any mortgage, pledge or other charge and are governed by certain covenants including a negative pledge and a limitation on issues of additional debt, subject to a debt to capitalization ratio and interest coverage test. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the debentures’ principal and interest.

(f)            TELUS Communications Inc. first mortgage bonds

The first mortgage bonds were issued by TELUS Communications (Québec) Inc. and are secured by an immovable hypothec and by a movable hypothec charging specifically certain immovable and movable property of the subsidiary TELUS Communications Inc., such as land, buildings, equipment, apparatus, telephone lines, rights-of-way and similar rights limited to certain assets located in the province of Quebec. The first mortgage bonds are non-redeemable. Pursuant to a corporate reorganization effected July 1, 2004, the outstanding first mortgage bonds became obligations of TELUS Communications Inc. Effective June 12, 2009, TELUS Corporation guaranteed the payment of the first mortgage bonds’ principal and interest.

49

notes to consolidated financial statements

(g)   Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at December 31, 2010, for each of the next five fiscal years are as follows:

	Canadian dollars		U.S. dollars
Long-term debt denominated in	All except	Capital		Derivative liability
Years ending December 31 (millions)	capital leases	leases	Debt(1)	(Receive)(1)	Pay	Total	Total
2011	$—	$7	$737	$(737)	$1,135	$1,135	$1,142
2012	404	—	—	—	—	—	404
2013	300	—	—	—	—	—	300
2014	700	—	—	—	—	—	700
2015	625	—	—	—	—	—	625
Thereafter	3,324	—	—	—	—	—	3,324
Future cash outflows in respect of long-term debt principal repayments	5,353	7	737	(737)	1,135	1,135	6,495
Future cash outflows in respect of associated interest and like carrying costs(2)	2,311	1	29	(29)	48	48	2,360
Undiscounted contractual maturities (Note 5(c))	$7,664	$8	$766	$(766)	$1,183	$1,183	$8,855

(1)   Where applicable, principal-related cash flows reflect foreign exchange rates at December 31, 2010.

(2)   Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under the Company’s credit facilities (if any) have been calculated based upon the rates in effect as at December 31, 2010.

19    Common Share and Non-Voting Share equity

(a)   Authorized share capital

As at December 31, 2010 and 2009, the Company’s authorized share capital consisted of 1 billion no par value shares of each of the following classes: First Preferred Shares; Second Preferred Shares; Common Shares; and Non-Voting Shares. Only holders of Common Shares may vote at general meetings of the Company with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings.

With respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares and Non-Voting Shares participating equally, without preference or distinction. Non-Voting Shares have conversion rights that, in certain instances (such as if a change in foreign ownership restrictions were to occur), allow the holders of Non-Voting Shares to convert them to Common Shares on a one-for-one basis.

(b)   Accumulated other comprehensive income (loss)

	2010					2009
	Other comprehensive income (loss)			Accumulated other comprehensive income (loss)		Other comprehensive income (loss)			Accumulated other comprehensive income (loss)
Years ended December 31 (millions)	Amount arising	Income taxes	Net	Beginning of period	End of period	Amount arising	Income taxes	Net	Beginning of period	End of period
Change in unrealized fair value of derivatives designated as cash flow hedges (Note 5(i))
Gains (losses) arising in current period	$15	$11	$4			$(264)	$(26)	$(238)
(Gains) losses arising in prior periods and transferred to net income in the current period	59	9	50			362	55	307
	74	20	54	$(53)	$1	98	29	69	$(122)	$(53)
Cumulative foreign currency translation adjustment	—	—	—	(19)	(19)	(12)	—	(12)	(7)	(19)
Change in unrealized fair value of available-for-sale financial assets and recognition of amounts realized	—	—	—	—	—	1	—	1	(1)	—
	$74	$20	$54	$(72)	$(18)	$87	$29	$58	$(130)	$(72)

50

notes to consolidated financial statements

As at December 31, 2010, the Company’s estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding tax effects, is $3 million.

(c)   Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

The following table presents a summary of the activity related to the Company’s share option plans.

	2010		2009
Years ended December 31	Number of share options	Weighted average share option price	Number of share options	Weighted average share option price
Outstanding, beginning of period	11,057,916	$38.08	10,153,316	$39.23
Granted	2,787,876	33.00	2,572,556	30.61
Exercised(1)	(1,329,351)	29.23	(619,760)	20.71
Forfeited	(614,941)	39.55	(958,122)	42.18
Expired	(159,834)	35.80	(90,074)	30.21
Outstanding, end of period	11,741,666	$37.83	11,057,916	$38.08

(1)   The total intrinsic value of share option awards exercised for the year ended December 31, 2010, was $17 million (2009 — $7 million) (reflecting a weighted average price at the dates of exercise of $41.88 per share (2009 — $32.41 per share)). The tax benefit realized for the tax deductions from share option exercises for the year ended December 31, 2010, was $NIL (2009 — $NIL).

In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company’s discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 12(b); the optionee has the choice of exercising the net-cash settlement feature.

The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.

	2010				2009
Years ended December 31	Common Shares		Non-Voting Shares	Total	Common Shares		Non-Voting Shares	Total
Shares issued or issuable pursuant to exercise of share options	96,526		440,073	536,599	1,506		23,984	25,490
Impact of optionee choosing to settle share option award exercises using net-cash settlement feature	25,225		451,652	476,877	88,221		474,941	563,162
Shares issued pursuant to use of share option award net-equity settlement feature	N/A	(1)	77,061	77,061	N/A	(1)	15,162	15,162
Impact of Company choosing to settle share option award exercises using net-equity settlement feature	N/A	(1)	238,814	238,814	N/A	(1)	15,946	15,946
Share options exercised	121,751		1,207,600	1,329,351	89,727		530,033	619,760

(1)   Share option awards for Common Shares do not have a net-equity settlement feature.

51

notes to consolidated financial statements

The following is a life and exercise price stratification of the Company’s share options outstanding as at December 31, 2010.

							Options exercisable
Options outstanding(1)							Number of	Weighted average
Range of option prices						Total	shares	price
Low	$8.43	$14.93	$23.08	$34.81	$53.09	$8.43
High	$10.75	$22.06	$33.14	$50.47	$64.64	$64.64

Year of expiry and number of shares
2011	—	3,650	559,312	450,650	—	1,013,612	1,013,612	$29.08
2012	4,733	84,600	65,000	1,057,785	—	1,212,118	1,212,118	$37.00
2013	—	—	—	1,112,797	51,741	1,164,538	1,039,855	$43.52
2014	—	—	—	30,120	973,921	1,004,041	994,301	$56.45
2015	—	—	19,475	2,321,328	—	2,340,803	—	$—
2016	—	—	2,305,527	—	—	2,305,527	—	$—
2017	—	—	2,551,226	149,801	—	2,701,027	—	$—
	4,733	88,250	5,500,540	5,122,481	1,025,662	11,741,666	4,259,886
Weighted average remaining contractual life (years)	1.8	1.9	5.1	2.9	3.2	4.0
Weighted average price	$10.10	$16.34	$30.85	$41.95	$56.70	$37.83
Aggregate intrinsic value(2) (millions)	$—	$2	$68	$9	$—	$79

Options exercisable
Number of shares	4,733	88,250	624,312	2,544,159	998,432	4,259,886
Weighted average remaining contractual life (years)	1.8	1.9	0.7	1.6	3.2	1.8
Weighted average price	$10.10	$16.34	$24.41	$40.25	$56.66	$41.25
Aggregate intrinsic value(2) (millions)	$—	$2	$12	$8	$—	$22

(1)   As at December 31, 2010, 10,764,911 share options, with a weighted average remaining contractual life of 3.8 years, a weighted average price of $38.03 and an aggregate intrinsic value of $72 million, are vested or were expected to vest; these amounts differ from the corresponding amounts for all share options outstanding due to an estimate for expected forfeitures.

(2)   The aggregate intrinsic value is calculated upon December 31, 2010, per share prices of $45.48 for Common Shares and $43.25 for Non-Voting Shares.

As at December 31, 2010, approximately 29 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

20    commitments and contingent liabilities

(a)   Leases

The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. At December 31, 2010, the future minimum lease payments under capital leases and operating leases are as follows:

		Operating lease payments					Operating lease receipts
	Capital	Land and buildings			Vehicles and		from sub-let
Years ending December 31 (millions)	lease payments	Rent	Occupancy costs	Gross	other equipment	Total	land and buildings
2011	$8	$169	$96	$265	$20	$285	$7
2012	—	153	88	241	12	253	12
2013	—	142	87	229	6	235	12
2014	—	129	83	212	2	214	12
2015	—	118	81	199	1	200	12
Total future minimum lease payments	8
Less imputed interest	1
Capital lease liability	$7

Total future minimum operating lease payments at December 31, 2010, were $2,333 million. Of this amount, $2,291 million was in respect of land and buildings; approximately 57% of this amount was in respect of the Company’s five largest leases, all of which were for office premises over various terms, with expiry dates which range from 2016 to 2026.

(b)   Concentration of labour

In 2010, TELUS commenced collective bargaining with the Telecommunications Workers Union to renew the collective agreement which expired November 19, 2010. As at December 31, 2010, approximately 31% (2009 — 32%) of the Company’s workforce is covered by the expired contract with the Telecommunications Workers Union.

52

notes to consolidated financial statements

(c)   Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a worst-case scenario and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at December 31, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. These indemnification obligations range in duration and vary in terms. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnities.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

As at December 31, 2010, the Company has no liability recorded in respect of indemnification obligations.

(d)   Claims and lawsuits

General: A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss currently cannot be readily determined. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items enumerated following.

Certified class actions: A class action was brought in August 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. That claim (the Frey matter) alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. In September 2007, the class was certified by the Saskatchewan Court of Queen’s Bench as an opt-in national class. In February 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the certification decision. That appeal was heard in December 2010 and judgement was reserved. A parallel proceeding (the Collins matter) was commenced in Saskatchewan in July 2009 after the enactment of opt-out national class action legislation in Saskatchewan. In Collins, plaintiff’s counsel applied to certify a new national class in Saskatchewan making substantially the same allegations as in the Frey matter. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March, 2010, the plaintiffs applied for leave to appeal the stay decision. That application is adjourned pending the outcome of the appeal in the Frey matter. The Company believes that it has good defences to both actions.

Similar proceedings have also been filed by, or on behalf of, plaintiffs’ counsel in other provincial jurisdictions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuit.

Uncertified class actions: Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government

53

notes to consolidated financial statements

charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

21            additional financial information

(a)          Statement of income and other comprehensive income

Years ended December 31 (millions)	2010	2009
Operating revenues:
Service(1)	$9,168	$9,077
Equipment	611	529
	$9,779	$9,606
Operations expense(2):
Cost of sales and service
Cost of goods sold	$1,189	$1,053
Other	2,191	2,225
	3,380	3,278
Selling, general and administrative	2,682	2,647
	$6,062	$5,925
Advertising expense	$313	$282
Employee benefits expense
Wages and salaries(3)	$2,010	$2,093
Pensions — defined benefit (Note 13(b))	28	18
Pensions — defined contribution (Note 13(l))	61	61
Other defined benefits (Note 13(b))	3	2
Restructuring costs (Note 7)	64	186
Other	131	128
	2,297	2,488
Capitalized internal labour costs	(363)	(368)
	$1,934	$2,120

(1)          Operating revenues arising from services includes portable subsidy receipts for the year ended December 31, 2010, of $37 (2009 — $51), as disclosed in Note 4(c).

(2)          Cost of sales and service excludes depreciation and amortization of intangible assets and includes cost of goods sold and costs to operate and maintain access to and usage of the Company’s telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.

(3)          Wages and salaries include share-based compensation for the year ended December 31, 2010, of $57 (2009 — $69), as disclosed in Note 12.

(b)          Statement of financial position

As at December 31 (millions)	2010	2009
Accounts receivable
Customer accounts receivable	$741	$556
Accrued receivables — customer	102	103
Allowance for doubtful accounts	(41)	(59)
	802	600
Accrued receivables — other	113	93
Other	2	1
	$917	$694
Inventories
Wireless handsets, parts and accessories	$236	$226
Other	47	44
	$283	$270
Other long-term assets
Recognized transitional pension assets and pension plan contributions in excess of charges to income	$1,683	$1,565
Other	61	37
	$1,744	$1,602

54

notes to consolidated financial statements

As at December 31 (millions)	2010	2009
Accounts payable and accrued liabilities
Accrued liabilities	$555	$560
Payroll and other employee-related liabilities	307	272
Accrual for net-cash settlement feature for share option awards (Note 12(b))	18	14
Asset retirement obligations	3	3
	883	849
Trade accounts payable	448	382
Interest payable	73	60
Other	91	94
	$1,495	$1,385
Advance billings and customer deposits
Advance billings	$536	$470
Regulatory deferral accounts	62	144
Deferred customer activation and connection fees	35	40
Customer deposits	25	20
	$658	$674
Other long-term liabilities
Derivative liabilities (Note 5(h))	$—	$721
Pension and other post-retirement liabilities	223	214
Other	174	173
	397	1,108
Regulatory deferral accounts	100	—
Deferred customer activation and connection fees	67	80
Deferred gain on sale-leaseback of buildings	25	38
Asset retirement obligations	49	45
	$638	$1,271

(c)          Supplementary cash flow information

Years ended December 31 (millions)	2010	2009
Net change in non-cash working capital
Accounts receivable	$(223)	$272
Inventories	(13)	143
Prepaid expenses	(8)	9
Accounts payable and accrued liabilities	112	(98)
Income and other taxes receivable and payable, net	(216)	28
Advance billings and customer deposits	112	(15)
	$(236)	$339
Long-term debt issued
TELUS Corporation Commercial Paper	$2,725	$5,387
TELUS Corporation Credit Facility expiring May 1, 2012	—	2,025
Other	1,000	1,700
	$3,725	$9,112
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper	$(3,088)	$(5,351)
TELUS Corporation Credit Facility expiring May 1, 2012	—	(3,003)
Other	(1,039)	(890)
	$(4,127)	$(9,244)
Interest (paid)
Amounts (paid) in respect of interest expense	$(419)	$(468)
Amounts (paid) in respect of loss on redemption of long-term debt (Note 18(b))	(52)	(99)
	$(471)	$(567)

55

notes to consolidated financial statements

22                        transactions with key management personnel

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company and consist of the Company’s Board of Directors and the Company’s Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, for fiscal 2010 and fiscal 2009, is as follows:

For the years ended December 31 (millions)	2010	2009
Short-term benefits	$11	$10
Post-employment pension and other benefits	3	3
Share-based compensation(1)	15	13
	$29	$26

(1)          For the year ended December 31, 2010, share-based compensation is net of $5 (2009 — inclusive of $3) of effects of derivatives used to manage share-based compensation costs (Note 12(b)-(c)).

As disclosed in Note 12, the Company has made awards of share-based compensation in fiscal 2010 and 2009. As most of these awards are cliff-vesting the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2010 and fiscal 2009 awards are included in the amounts in the table above.

For the years ended December 31 (millions)	2010	2009
Share options awarded — total fair value at date of grant	$3	$3
Restricted stock units awarded — total fair value at date of grant	7	5
	$10	$8

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at December 31 (millions)	2010	2009
Restricted stock units	$7	$5
Net-cash settlement feature for share options	3	2
Deferred share units(1)	18	12
	$28	$19

(1)          The Company’s Directors Share Option and Compensation Plan provides that, in addition to their annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, Non-Voting Shares or cash. Deferred share units entitle the directors to a specified number of, or a cash payment based on the value of, TELUS’ Common Shares and Non-Voting Shares. Deferred share units are paid out and expire when a director ceases to be a director for any reason.

During the year ended December 31, 2010, key management personnel exercised 234,359 share options (2009 — 127,000 share options) which had an intrinsic value of $3 million (2009 — $1 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $42.85 (2009 — $32.57).

The Company’s key management personnel receive communications services from the Company, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if the executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer and the Chief Financial Officer) of base salary, benefits and accrual of pension service in lieu of notice and fifty per cent of base salary in lieu of annual cash bonus (other than for the Chief Executive Officer who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to any different treatment than other Company employees with respect to unvested share-based compensation, other than for the Chief Executive Officer whose unvested share-based compensation would immediately vest.

56

notes to consolidated financial statements

23                        differences between Canadian and United States generally accepted accounting principles

The Consolidated financial statements have been prepared in accordance with Canadian GAAP. As discussed further in Note 2, Canadian GAAP is being converged with IFRS-IASB. The United States Securities and Exchange Commission, effective March 4, 2008, no longer requires certain reporting issuers, such as the Company, to reconcile their financial statements included in their filings with the United States Securities and Exchange Commission and prepared in accordance with IFRS-IASB to U.S. GAAP. Upon the commencement of presenting the Company’s financial statements in accordance with IFRS-IASB in fiscal 2011, the Company currently expects that it will cease reconciling its financial statements to U.S. GAAP.

The principles currently adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below.

Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Years ended December 31 (millions except per share amounts)	2010	2009

Net income in accordance with Canadian GAAP	$1,038	$1,002
Adjustments:
Operating expenses
Operations (b)	(57)	(65)
Amortization of intangible assets (c)	(50)	(50)
Taxes on the above adjustments and tax rate changes (e)	31	44
Net income in accordance with U.S. GAAP	962	931
Other comprehensive income (loss), net of taxes (f)
In accordance with Canadian GAAP	54	58
Change in pension related other comprehensive income accounts	(144)	(439)
In accordance with U.S. GAAP	(90)	(381)
Comprehensive income in accordance with U.S. GAAP	$872	$550
Net income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$958	$927
Non-controlling interests	4	4
	$962	$931
Comprehensive income in accordance with U.S. GAAP attributable to:
Common Shares and Non-Voting Shares	$868	$546
Non-controlling interests	4	4
	$872	$550
Net income in accordance with U.S. GAAP per Common Share and Non-Voting Share
Basic	$2.99	$2.92
Diluted	$2.98	$2.91

The following is an analysis of retained earnings reflecting the application of U.S. GAAP:

Years ended December 31 (millions)	2010	2009
Balance at beginning of period	$553	$227
Net income in accordance with U.S. GAAP attributable to Common Shares and Non-Voting Shares	958	927
	1,511	1,154
Dividends	(642)	(601)
Balance at end of period	$869	$553

57

notes to consolidated financial statements

The following is an analysis of major statement of financial position categories reflecting the application of U.S. GAAP:

As at December 31 (millions)	2010	2009
Current Assets	$1,390	$1,127

Non-Current Assets
Property, plant and equipment	7,722	7,729
Intangible assets	6,541	6,605
Goodwill	3,974	3,974
Other assets	310	362
	18,547	18,670
	$19,937	$19,797
Current Liabilities	$3,950	$2,964

Non-Current Liabilities
Long-term debt	5,340	6,120
Other long-term liabilities	838	1,413
Deferred income taxes	1,424	1,323
	7,602	8,856
Total Liabilities	11,552	11,820
Owners’ Equity
Common Share and Non-Voting Share equity	8,363	7,956
Non-controlling interests	22	21
	8,385	7,977
	$19,937	$19,797

The following is a reconciliation of Common Share and Non-Voting Share equity incorporating the significant differences between Canadian and U.S. GAAP:

	Common Share and Non-Voting Share equity
As at December 31, 2010 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,219	$3,237	$190	$2,551	$(18)	$8,179
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,582)	(973)	61
Share-based compensation (b)	10	60	26	(96)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,962	$4,308	$215	$869	$(991)	$8,363

	Common Share and Non-Voting Share equity
As at December 31, 2009 (millions)	Common Shares	Non-Voting Shares	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total
Under Canadian GAAP	$2,216	$3,070	$181	$2,159	$(72)	$7,554
Adjustments:
Merger of BC TELECOM and TELUS (a), (c), (d)	1,733	883	—	(1,508)	(829)	279
Share-based compensation (b)	10	53	31	(94)	—	—
Acquisition of Clearnet Communications Inc.
Goodwill (d)	—	131	—	(8)	—	123
Convertible debentures	—	(3)	(1)	4	—	—
Under U.S. GAAP	$3,959	$4,134	$211	$553	$(901)	$7,956

(a)          Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662 million (including merger related costs of $52 million) effective January 31, 1999.

58

notes to consolidated financial statements

(b)          Operating expenses — Operations

Future employee benefits: Under U.S. GAAP, TELUS’ future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

Unlike Canadian GAAP, U.S. GAAP requires the full recognition of obligations associated with employee future benefit plans. Under U.S. GAAP, the funded states of the Company’s plans are shown gross on the consolidated statements of financial position and the difference between the net funded plan states and the net accrued benefit assets or liabilities are included as a component of accumulated other comprehensive income.

Share-based compensation: Both Canadian GAAP and U.S. GAAP require the use of the fair value method of accounting for share-based compensation for awards made after 2001 and 1994, respectively.

On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in owners’ equity accounts arising from these awards will continue.

Substantially all of the Company’s outstanding share option awards that were granted prior to January 1, 2005, have a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair values of affected outstanding share option awards granted subsequent to 1994 affected the transitional amount whereas Canadian GAAP only considered grant-date fair values for affected outstanding share option awards granted subsequent to 2001; for the year ended December 31, 2010, this resulted in the U.S. GAAP expense being greater than the Canadian GAAP expense by $2 million (2009 — $1 million).

(c)          Operating expenses — Amortization of intangible assets

As TELUS’ intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

		Accumulated	Net book value
As at December 31 (millions)	Cost	amortization	2010	2009
Intangible assets subject to amortization Subscribers — wireline	$1,950	$543	$1,407	$1,457
Intangible assets with indefinite lives Spectrum licences(1)	1,833	1,833	—	—
	$3,783	$2,376	$1,407	$1,457

(1)          Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at December 31, 2010, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2011	$424
2012	304
2013	139
2014	89
2015	76

(d)          Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS’ assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction

59

notes to consolidated financial statements

took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

(e)          Income taxes

Years ended December 31 (millions)	2010	2009
Current	$115	$286
Deferred	187	(112)
	302	174
Investment Tax Credits	(5)	(15)
	$297	$159

The Company’s income tax expense, for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:

Years ended December 31 ($ in millions)	2010		2009
Basic blended federal and provincial tax at statutory income tax rates	$366	29.0%	$331	30.3%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	(40)		(97)
Tax rate differential on, and consequential adjustments from, reassessment of prior year tax issues	(36)		(68)
Share option award compensation	10		4
Investment Tax Credits, net of tax	(4)		(10)
Other	1		(1)
U.S. GAAP income tax expense	$297	23.6%	$159	14.7%

The Company must make significant estimates in respect of the composition of its deferred income tax asset and deferred income tax liability. The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question. Temporary differences comprising the deferred income tax liability are estimated as follows:

As at December 31 (millions)	2010	2009
Property, plant and equipment and intangible assets subject to amortization	$(639)	$(583)
Intangible assets with indefinite lives	(835)	(789)
Partnership income unallocated for income tax purposes	(398)	(437)
Net pension and share-based compensation amounts	22	43
Reserves not currently deductible	70	124
Losses available to be carried forward	35	40
Other	(27)	(15)
	$(1,772)	$(1,617)
Deferred income tax liability
Current	$(348)	$(294)
Non-current	(1,424)	(1,323)
Deferred income tax asset (liability)	$(1,772)	$(1,617)

Effective January 1, 2007, the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Accounting Standards Codification topic 740, Income Taxes. This topic is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company’s financial statements as a result of that adoption.

The total amount of unrecognized tax benefits, excluding net capital losses, that, if recognized, would affect the effective tax rate at December 31, 2010, is $230 million (2009 — $258 million). Unrecognized tax benefits related to net capital losses, if recognized, amount to $NIL (2009 — $156 million), none of which would have affected the effective tax rate for the years ended December 31, 2010 or 2009.

The gross amount of unrecognized tax benefits is calculated as the undiscounted cumulative impact of such positions on taxable income before timing-related reversals that have yet to be realized and before the application of losses carried forward, including taxable income for partnerships that will be allocated in the next twelve months, multiplied by the applicable tax rate for the estimated period when such benefit will be realized.

60

notes to consolidated financial statements

	2010			2009
	Unrecognized tax benefits			Unrecognized tax benefits
Years ended December 31 (millions)	Gross	Component sheltered by losses carried forward	Component comprised of capital losses	Gross	Component sheltered by losses carried forward	Component comprised of capital losses
Balance, beginning of period	$800	$35	$156	$867	$310	$156
Tax positions related to prior years
Additions for tax returns filed during the year, less prior year estimates	16	—	—	11	—	—
	816	35	156	878	310	156
Tax positions related to prior years
Reduction for timing items deductible in the year	(40)	—	—	(47)	(47)	—
Positions abandoned	(156)	—	(156)	—	—	—
Other changes in estimates	2	—	—	7	—	—
Tax positions related to current year
Estimated additions	31	—	—	35	30	—
Reductions	—	—	—	—	—	—
Settlements	(84)	—	—	(67)	—	—
Current period reduction in losses	(4)	(7)	—	(2)	(258)	—
Lapses in statutes of limitations	—	—	—	(1)	—	—
Adjustments for tax rate changes	(3)	—	—	(3)	—	—
Balance, end of period	$562	$28	$—	$800	$35	$156

Included in the balance at December 31, 2010 and 2009, excluding net capital losses, are tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. In addition, the Company has losses carried forward that are available to be applied against unrecognized tax benefits. As a result, the impact on the annual effective tax rate is significantly less than the gross amount of gross unrecognized tax benefits noted above.

The gross reserves are adjusted for tax rate changes applicable to current and future taxation years based on the expected timing of loss utilization.

In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of Financing costs. During the year ended December 31, 2010, the Company recorded interest income of $2 million (2009 — $46 million) in respect of income taxes, recorded interest expense of $NIL (2009 — $NIL) and collected $2 million (2009 — $54 million) of interest receivable. As at December 31, 2010, the Company had a balance of $5 million for accrued interest payable (2009 - $5 million) in respect of differences between when tax-related exposures have been funded compared to when tax-related exposures may have come into existence.

As at December 31, 2010, it is reasonably possible that the Company’s net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

•      It is expected that Notices of Reassessment will be issued and/or settlements will be reached with various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in adjustments to the effective tax rate and gross unrecognized tax benefits including the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertain to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates. It is estimated the gross amount of the unrecognized tax benefits that are expected to be resolved ranges from $65 million to $85 million (2009 — $115 million to $135 million).

•      It is anticipated that the Company will commence litigation proceedings in 2011 with respect to certain unrecognized tax benefits with gross amounts expected to be resolved or abandoned ultimately within a range of $60 million to $190 million.

•      For those items that are timing in nature, it is reasonably possible that the gross unrecognized tax benefits will decrease by $15 million to $25 million (2009 — $15 million to $25 million) as temporary differences are drawn down.

•      During the next twelve months, the Company will file tax returns covering the period ended December 31, 2010, as required by statute. The returns are likely to contain unrecognized tax benefits that are different than what has been quantified above. As the positions will only be finalized at the time the tax returns are prepared, the amount of such benefits cannot be estimated with certainty prior to that time.

61

notes to consolidated financial statements

As at December 31, 2010, income tax returns, whether filed or not, pertaining to taxation years that remain open to examination by major jurisdictions are as follows:

	2010		2009
As at December 31	Restricted to appeals	Other	Restricted to appeals	Other
Canada – Federal	1999 – 2001, 2003	2002, 2004 – 2010	1999 – 2001, 2003	2002, 2004 – 2009
Canada – provincial	1999 – 2001	2002 – 2010	1999 – 2001	2002 – 2009
United States	N/A	2006 – 2010	N/A	2006 – 2009

(f)            Comprehensive income (loss)

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners.

	2010			2009
Years ended December 31 (millions)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)	Canadian GAAP other comprehensive income (loss)	Pension and other benefit plans	U.S. GAAP other comprehensive income (loss)
Amount arising	$74	$(198)	$(124)	$87	$(593)	$(506)
Income tax expense	20	(54)	(34)	29	(154)	(125)
Net	54	(144)	(90)	58	(439)	(381)
Accumulated other comprehensive income (loss), beginning of period	(72)	(829)	(901)	(130)	(390)	(520)
Accumulated other comprehensive income (loss), end of period	$(18)	$(973)	$(991)	$(72)	$(829)	$(901)

The closing accumulated other comprehensive income amounts in respect of components of net periodic benefit costs not yet recognized, and the amounts expected to be recognized in fiscal 2011, are as follows:

	2010				2009
				Amounts
				expected
	Accumulated other comprehensive			to be	Accumulated other comprehensive
	income amounts			recognized in	income amounts
As at December 31 (millions)	Gross	Tax effect	Net	2011	Gross	Tax effect	Net
Pension benefit plans
Unamortized net actuarial loss (gain)	$1,726	$468	$1,258	$99	$1,528	$417	$1,111
Unamortized past service costs	27	9	18	4	31	10	21
Unamortized business combination difference	(419)	(114)	(305)	—	(418)	(116)	(302)
	1,334	363	971	103	1,141	311	830
Other benefit plans
Unamortized net actuarial loss (gain)	4	1	3	—	(1)	—	(1)
	$1,338	$364	$974	$103	$1,140	$311	$829

(g)        Accounting policy developments

Accounting for transfers of financial assets and consolidation of variable interest entities: Under U.S. GAAP, for interim and annual reporting effective with its 2010 fiscal year, the Company is required to comply with amended standards in respect of transfers of financial assets and variable interest entities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140 and No. 167, Amendments to FASB Interpretation No. 46(R). Earlier application was prohibited. The Company’s current accounting policies and practices are not affected by the provisions of these topics.

Recently issued accounting standards not yet implemented: As would affect the Company, there are no U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.

62

TELUS CORPORATION

Management’s discussion and analysis

2010

Caution regarding forward-looking statements

This document contains forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2011 and assumptions are described in Section 1.5 of Management’s discussion and analysis.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including the Company’s ability to offer an enhanced customer service experience; more active price and brand competition; the expectation that new wireless competitors will launch or expand services in 2011 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; subscriber additions experience for wireless, TELUS TV® and Optik High Speed™ Internet services; variability in wireless average revenue per subscriber unit per month (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels; TELUS TV subscriber volumes, costs of acquisition and retention; and risk from increasing vertical integration by competitors into broadcast content ownership); technological substitution (contributing to reduced utilization and increased commoditization of traditional wireline voice local and long distance services, and increasing numbers of households that have only wireless telephone services; and over-the-top IP services that may cannibalize TV and entertainment services); technology (including subscriber demand for data that could challenge wireless network capacity, service levels and spectrum capacity in future; reliance on systems and information technology, broadband and wireless technology options and roll-out plans; choice of suppliers and suppliers’ ability to maintain and service their product lines; wireless handset supplier concentration and market power; expected technology and evolution paths; expected future benefits and performance of high-speed packet access plus (HSPA+) dual-cell technology and transition to long-term evolution (LTE) wireless technology; successful implementation of international roaming agreements; successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA+ and tablet devices), new services and supporting systems; and successful upgrades of TELUS TV technology); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, future interest rates and pension performance, funding and expenses); capital expenditure levels in 2011 and beyond (due to the Company’s wireline broadband initiatives, wireless deployment strategy for future technologies, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees in the future; and possible changes to foreign ownership restrictions); human resource developments (including collective bargaining and potential for work interruptions related to a national collective agreement that expired in November 2010, as well as employee retention and engagement matters); ability to successfully implement cost reduction initiatives and realize expected savings, net of restructuring costs (such as from business integrations, business process outsourcing, internal off-shoring and reorganizations, without losing customer focus or negatively impacting client care); process risks (including conversion of legacy systems and billing system integrations, and implementation of large enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); tax matters; health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures (including realizing expected strategic benefits); and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in Management’s discussion and analysis.

Management’s discussion and analysis (MD&A)

February 24, 2011

The following sections are a discussion of the consolidated financial position and financial performance of TELUS Corporation for the years ended December 31, 2010 and 2009, and should be read together with TELUS’ audited Consolidated financial statements dated December 31, 2010. This discussion contains forward-looking information qualified by reference to, and should be read together with, the Caution regarding forward-looking statements.

TELUS’ Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 23 to the Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. All amounts are in Canadian dollars unless otherwise specified. TELUS’ Consolidated financial statements include the accounts of the Company and all of the Company’s subsidiaries, of which the principal one is TELUS Communications Inc. (TCI). Currently, through the TELUS Communications Company partnership and the TELE-MOBILE COMPANY partnership, TCI includes substantially all of the Company’s wireline segment’s operations and all of the wireless segment’s operations.

Management’s discussion and analysis contents

Section		Page	Description
1.	Introduction	3	A summary of TELUS’ consolidated results for 2010, performance against 2010 targets, and presentation of targets for 2011
2.	Core business and strategy	11	A discussion of TELUS’ core business and strategy, including examples of TELUS’ activities in support of its six strategic imperatives
3.	Key performance drivers	13	A report on 2010 corporate priorities and an outline of 2011 priorities
4.	Capabilities	14	Factors that affect the capability to execute strategies, manage key performance drivers and deliver results
5.	Discussion of operations	19	A detailed discussion of operating performance for 2010
6.	Changes in financial position	31	A discussion of changes in the Consolidated statements of financial position for the year ended December 31, 2010
7.	Liquidity and capital resources	32	A discussion of cash flow, liquidity, credit facilities and other disclosures
8.	Critical accounting estimates and accounting policy developments	40

Accounting estimates that are critical to determining financial results; and
A summary of differences arising because of the convergence of Canadian GAAP with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), including unaudited pro forma quantified transition effects

9.	General outlook	55	Expectations for the telecommunications industry in 2011
10.	Risks and risk management	59	Risks and uncertainties facing TELUS and how the Company manages these risks
11.	Definitions and reconciliations	81	Definitions of operating, liquidity and capital resource measures, including calculation and reconciliation of certain non-GAAP measures used by management

1.     Introduction

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

1.1 Preparation of the MD&A

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. (See Disclosure controls and procedures in Section 4.4.) Management determines whether or not information is material based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated. The MD&A and the Consolidated financial statements were reviewed by TELUS’ Audit Committee and approved by TELUS’ Board of Directors.

Management has issued guidance on and reports on certain non-GAAP measures to evaluate performance of the Company and its segments. Non-GAAP measures are also used to determine compliance with debt covenants and manage the capital structure. Because non-GAAP measures do not generally have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. The Canadian Institute of Chartered Accountants (CICA) Canadian Performance Reporting Board has issued guidelines that define standardized earnings before interest, taxes, depreciation and amortization (EBITDA) and standardized free cash flow. While EBITDA and free cash flow discussed in this document are management’s definitions, reconciliations to the standardized definitions are provided in Section 11.

1.2 Canadian economy and telecommunications industry

Economic environment

Canada’s economy grew by an estimated 2.9% in 2010 after contracting by 2.5% in 2009. The Bank of Canada reported in its January 2011 Monetary Report that it expects Canada’s real gross domestic product (GDP) growth will be 2.4% in 2011 and 2.8% in 2012. Statistics Canada’s December 2010 Labour Force Survey reported the unemployment rate at 7.6%, down from a revised 8.5% in December 2009.

Telecommunications industry

The Company estimates that Canadian telecommunications industry revenue growth was approximately 2% in 2010, as compared to approximately 1% in 2009. The engines of industry growth were wireless and wireline data services, which more than offset declining revenues from legacy wireline voice services and pricing pressures on wireless voice revenues.

Canadian wireless industry revenue and EBITDA growth for 2010 are estimated at approximately 5% and 3%, respectively, as compared to 3.2% and 3.1%, respectively, in 2009. Increased competitive intensity (including new or re-launched brands from incumbents and market entry or expansion by entrants), new smartphones and an improved economy attracted approximately 1.7 million new industry subscribers in 2010, or an approximate 4.4 percentage point increase in penetration to approximately 73% of the population. The wireless penetration rate in Canada is expected to further increase in 2011 by between 4.5 and five percentage points.

The Canadian wireline sector is expected to continue to face pressure on legacy voice services from strong competitive intensity and technological substitution to growing data and wireless services. Growth opportunities remain in wireline data, including Internet, and IP-based TV and entertainment services.

1.3 Consolidated highlights

	Years ended December 31
($ millions, unless noted otherwise)	2010	2009	Change
Consolidated statements of income
Operating revenues	9,779	9,606	1.8%
Operating income	1,908	1,769	7.9%
Income before income taxes	1,366	1,205	13.4%
Net income	1,038	1,002	3.6%

Earnings per share (EPS) (1) — basic ($)	3.23	3.14	2.9%
EPS (1) — diluted ($)	3.22	3.14	2.5%
Cash dividends declared per share (1) ($)	2.00	1.90	5.3%

Average shares (1) outstanding - basic (millions)	320	318	0.6%
Consolidated statements of cash flows
Cash provided by operating activities	2,546	2,904	(12.3)%

Cash used by investing activities	1,707	2,128	(19.8)%
• Capital expenditures	1,721	2,103	(18.2)%

Cash used by financing activities	863	739	16.8%
Other measures
Subscriber connections (2) (thousands)	12,253	11,875	3.2%
EBITDA (3)	3,643	3,491	4.4%
Free cash flow (3)	947	485	95.3%
Net debt to EBITDA — excluding restructuring costs (times) (4)	1.8	2.0	(0.2)

(1)             Includes Common Shares and Non-Voting Shares.

(2)             The sum of wireless subscribers, network access lines (NALs), Internet access subscribers and TELUS TV subscribers (Optik TV™ and TELUS Satellite TV® subscribers), measured at the end of the respective periods based on information in billing and other systems. NALs at December 31, 2009, reflect prior period restatements made in the first quarter of 2010.

(3)             EBITDA and free cash flow are non-GAAP measures. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) and Section 11.2 Free cash flow.

(4)             See Section 7.4 Liquidity and capital resource measures and Section 11.4 Definitions of liquidity and capital resource measures.

Highlights from operations, including results for 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•      Consolidated Operating revenues increased by $173 million in 2010 when compared to 2009. In 2010, TELUS’ wireless revenues were greater than wireline revenues for the first time. In addition, TELUS’ wireline data revenue exceeded the total of its legacy wireline voice local and long distance revenues for the first time. Consolidated revenues in 2010 were the highest ever recorded by TELUS.

Blended wireless average revenue per subscriber unit per month (ARPU) for 2010 was $57.64, reflecting a more moderate annual decrease of 1.4% in 2010 as compared to the 6.8% decrease in 2009. Notably, wireless ARPU was $58.48 in the fourth quarter of 2010, reflecting the first year-over-year increase in quarterly ARPU since the second quarter of 2007.

•      Subscriber connections increased by 378,000 in 2010. This includes 6.9% growth in wireless subscribers, 85% growth in TELUS TV subscribers and a 1.2% increase in total Internet subscribers, partly offset by a 5.7% decrease in total network access lines.

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009, as the Company continued to experience strong smartphone growth driven by iPhone, BlackBerry and Android devices. At December 31, 2010, wireless subscribers with smartphones represented 33% of the postpaid subscriber base as compared to 20% one year earlier. Wireless monthly subscriber churn increased to 1.72% in the fourth quarter of 2010, as compared to 1.60% in the same period in 2009, as a result of increased competitive intensity from incumbents and new entrants. For the full year, monthly subscriber churn was 1.57% as compared to 1.58% in 2009.

Newly branded Optik TV service and Optik High Speed Internet service were launched in June 2010, which, combined with improved bundle offers, contributed to the record 144,000 TELUS TV subscriber additions in 2010. It also contributed to improved high-speed Internet subscriber additions and reduced losses in residential access lines in the second half of 2010.

•      Operating income increased by $139 million in 2010 when compared to 2009, mainly due to higher EBITDA, slightly offset by increased amortization expenses.

•      EBITDA increased by $152 million primarily from wireless growth and lower restructuring costs. Increased TELUS TV costs associated with the growing subscriber base were largely offset by realization of wireline operating efficiencies.

•      Income before income taxes increased by $161 million in 2010 when compared to 2009. The increase resulted from higher Operating income and lower net financing costs, including lower charges associated with the early partial redemption of long-term debt, partly offset by lower interest income from the settlement of prior years’ tax matters.

•      Net income increased by $36 million in 2010 when compared to 2009. Higher income before income taxes and lower blended statutory income tax rates were partly offset by other income tax items (see Section 5.3). Excluding favourable income tax-related adjustments and charges for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, underlying Net income increased by $139 million, or 15%, in 2010 when compared to 2009, as shown.

Analysis of Net income	Years ended December 31
($ millions)	2010	2009	Change
Net income	1,038	1,002	36
Add back after-tax loss on redemption of debt	37	69	(32)
Deduct net favourable income tax-related adjustments, including related interest income (see Section 5.2)	(30)	(165)	135
Net income before above items (approximate)	1,045	906	139

•      Basic earnings per share (EPS) was $3.23 in 2010, or an increase of nine cents per share from 2009. When adjusted to exclude losses on redemption of debt of approximately 12 cents per share in 2010 and 22 cents per share in 2009, and favourable income tax-related adjustments in both years (see Section 5.2), underlying earnings per share increased by approximately 42 cents in 2010.

•      Quarterly cash dividends declared in 2010 were $0.475 in the first quarter, $0.50 in both the second and third quarters, and $0.525 in the fourth quarter for a total of $2.00 in 2010, or an increase of 5.3% from 2009. On February 8, 2011, the Board of Directors declared a quarterly dividend of $0.525 (52.5 cents per share) on the issued and outstanding Common Shares and Non-Voting Shares of the Company, payable on April 1, 2011, to shareholders of record at the close of business on March 11, 2011.

•      Average shares outstanding — basic increased primarily from the issue of TELUS Non-Voting Shares under the dividend reinvestment and share purchase (DRISP) program, beginning with the January 4, 2010, dividend payment. The DRISP participation rate increased to approximately 32% in January 2011 as compared to approximately 14% in January 2010. Effective March 1, 2011, the Company will no longer issue shares from treasury at a 3% discount for reinvested dividends under the DRISP, and will switch to purchasing shares from the open market with no discount.

Liquidity and capital resources highlights, including results for 2010, or measures as at December 31, 2010, compared to the same periods in 2009:

•      TELUS had unutilized liquidity of more than $1.9 billion at December 31, 2010, consistent with its objective of generally maintaining more than $1 billion of unutilized liquidity.

•      Net debt to EBITDA (excluding restructuring costs) at December 31, 2010, was 1.8 times, an improvement from 2.0 times at December 31, 2009, and within the Company’s long-term target policy range of 1.5 to 2.0 times. Contributing to the improvement was the $443 million or 6% decrease in net debt as detailed in Section 7.4.

•      Cash provided by operating activities decreased by $358 million in 2010 when compared to 2009. The decrease reflects a comparative reduction in securitized proceeds from accounts receivable, lower interest received and higher income taxes paid, partly offset by lower interest payments.

•      Cash used by investing activities decreased by $421 million in 2010 when compared to 2009. The decrease was primarily due to higher capital investment levels in 2009 to build out the Company’s wireless HSPA+ network and service capability for the November 2009 launch.

•      Cash used by financing activities increased by $124 million in 2010 when compared to 2009, mainly due to refinancing activities and debt reduction.

In 2010, the Company extended the average term to maturity on its long-term debt to 5.7 years from five years at December 31, 2009, through two key financing activities: (i) a $1 billion 10-year, 5.05% Note issue in July; and (ii) use of the Note proceeds in September to early redeem U.S.$607 million, or approximately 45%, of its then outstanding U.S. dollar 8% Notes due June 1, 2011, and terminate associated cross currency interest rate swaps. The U.S. dollar debt has an effective yield of approximately 8.5%. This partial redemption and a similar Note issue and early partial redemption in December 2009 have rebalanced the debt maturity profile out over several years and reduced the risk of having a concentrated amount of debt coming due in any one year.

•      Free cash flow increased by $462 million in 2010 when compared to 2009. The increase reflected lower interest payments due in part to lower early debt redemption payments, as well as improved EBITDA and lower capital expenditures, partly offset by higher income tax payments and lower interest income.

1.4 Performance scorecard

The Company announced its public targets for 2010 on December 15, 2009. Three of four original 2010 consolidated targets and three of four original 2010 segment targets were achieved or exceeded, as shown in the table below. Consolidated and wireline revenues were lower than expected, reflecting a shortfall from wireline sales growth and ongoing erosion in legacy voice services. Achievement of the consolidated EBITDA and earnings targets reflects strong wireless performance and the realization of benefits from strategic investments in broadband networks and operating efficiency initiatives.

TELUS provided revised public guidance on August 6, 2010, to reflect lower expected consolidated and wireline revenue. On November 5, the Company further revised public guidance for an expected increase in the lower end of the range for consolidated EBITDA and earnings per share, as well as higher endpoints for the wireless EBITDA range. The guidance revisions were achieved.

The following scorecard compares TELUS’ fiscal 2010 performance to its original targets and presents targets for 2011. As a result of the convergence of Canadian GAAP with IFRS-IASB (abbreviated as IFRS), and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. Unaudited pro forma IFRS 2010 comparative results are provided for reference. Further discussion of the expected effects of the changeover to IFRS is provided in Section 8.2 Accounting policy developments.

Targets for 2011 were announced on December 14, 2010. These targets and pro forma comparative results for 2010 are fully qualified by the Caution regarding forward-looking statements at the beginning of the MD&A, as well as the discussion in Section 8.2. Additional information on expectations and assumptions for 2011 are provided in Section 1.5 Financial and operating targets for 2011, Section 1.6 TELUS segment targets, and Section 9: General outlook.

	2010 performance			2011 targets (IFRS-IASB)
Scorecards	Actual results and growth	Original targets and estimated growth	Result: ✓✓ Exceeded target ✓ Met target X Missed target	2010 unaudited pro forma IFRS-based comparative results	2011 targets and estimated growth over 2010 IFRS
Consolidated
Revenues	$9.779 billion 2%	$9.8 to $10.1 billion 2 to 5%	X	$9.792 billion	$9.925 to $10.225 billion 1 to 4%
EBITDA (1)	$3.643 billion 4%	$3.5 to $3.7 billion flat to 6%	✓	$3.650 billion	$3.675 to $3.875 billion 1 to 6%
EPS — basic (2)	$3.23 3%	$2.90 to $3.30 (8) to 5%	✓	$3.27	$3.50 to $3.90 7 to 19%
Capital expenditures	$1.721 billion (18)%	Approx. $1.7 billion (19)%	✓	$1.721 billion	Approx. $1.7 billion
Wireless segment
Revenue (external)	$5.014 billion 6.5%	$4.95 to $5.1 billion 5 to 8%	✓	$5.014 billion	$5.2 to $5.35 billion 4 to 7%
EBITDA	$2.031 billion 5%	$1.925 to $2.025 billion flat to 5%	✓✓	$2.022 billion	$2.15 to $2.25 billion 6 to 11%
Wireline segment
Revenue (external)	$4.765 billion (3)%	$4.85 to $5.0 billion (1) to 2%	X	$4.778 billion	$4.725 to $4.875 billion (1) to 2%
EBITDA	$1.612 billion 3.5%	$1.575 to $1.675 billion 1 to 8%	✓	$1.628 billion	$1.525 to $1.625 billion (6) to 0%

(1)             A non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

(2)             Actual EPS for 2010 includes approximately nine cents for favourable income tax-related adjustments and a 12-cent charge for early partial redemption of long-term debt that were not contemplated in the original target for EPS.

The following key assumptions were made at the time the 2010 targets were announced in December 2009.

Assumptions for 2010 original targets	Result or expectation for 2010

Ongoing wireline and wireless competition in both business and consumer markets

Confirmed by frequent promotional offers by the primary cable-TV competitor in Western Canada (Shaw Communications), a new brand launch (Chatr) by an incumbent wireless competitor (Rogers Communications), and a brand re-launch (Solo) by an incumbent wireless competitor (Bell Canada).

Canadian wireless industry market penetration gain of approximately four percentage points for the year (approximately 3.6 percentage points in 2009)

The Company’s estimate is a gain of approximately 4.4 percentage points in industry market penetration for 2010, with an increasing proportion from postpaid subscribers associated with growing data usage and smartphone adoption.

Increased wireless subscriber loading in smartphones

Smartphones represented 46% of postpaid gross additions in the fourth quarter of 2010, compared to 25% in the fourth quarter of 2009. Smartphones represent 33% of the postpaid subscriber base at the end of 2010 compared to 20% at the end of 2009.

Reduced downward pressure on wireless ARPU

Confirmed by the 1.9% year-over-year increase in wireless ARPU in the fourth quarter of 2010 and 1.4% decrease for the full year of 2010, as compared to decreases of 7.7% and 6.8%, respectively, in the fourth quarter and full year of 2009.

Assumptions for 2010 original targets	Result or expectation for 2010

New competitive wireless entry in early 2010 following one competitive launch in December 2009

After its initial launch in Calgary and Toronto in December 2009, Globalive (Wind brand) launched in Edmonton and Ottawa in the first quarter of 2010, and Vancouver in the second quarter, and announced that it expects to launch in Victoria in 2011.

Other new entrants began launching services in the second quarter of 2010. Mobilicity launched services in the Toronto area in the second quarter, in Edmonton, Vancouver and Ottawa in the fourth quarter, and in Calgary in early 2011. Public Mobile turned up services in the Toronto and Montreal areas. Quebecor (Videotron brand) launched its services in September 2010, initially in Montreal and Quebec City. Videotron previously offered wireless services in Quebec as a mobile virtual network operator. Shaw Communications stated it expects to begin launching wireless services in early 2012.

In addition, during the third quarter of 2010, one incumbent national competitor launched a new brand and the other incumbent national competitor re-launched one of its brands.

In wireline, stable residential network access line losses and continued competitive pressure in small and medium business market from cable-TV and voice over IP (VoIP) companies

Residential access line losses moderated in the second half of 2010 when compared to the same period in 2009, due to improved bundle and retention offers. Residential access lines decreased by 8.0% in 2010, resulting from promotional activity by the primary Western cable-TV competitor Shaw for voice and Internet services, particularly in the first half of 2010. Business line losses were 2.9% in 2010 due to increased competition in the small and medium business market and conversion of voice lines to more efficient IP services. See Section 5.4.

Continued wireline broadband expansion	See Section 2: Core business and strategy.

Significant increase in cost of acquisition and retention expenses for smartphones and TELUS TV loading

Wireless cost of acquisition (COA) per gross subscriber addition was $350 in 2010, an increase of 3.9% from 2009. Retention spending as a percentage of growing network revenue was 11.6% in 2010, up from 10.9% in 2009.

TELUS TV loading was 144,000 in 2010, an increase of 57% from 2009. TELUS TV programming and other costs have increased, as well, due to the 85% increase in total TV subscribers compared to 2009.

EBITDA savings of approximately $135 million from efficiency initiatives	Savings of approximately $134 million were realized in 2010.

Approximately $75 million of restructuring expenses ($190 million in 2009)	Restructuring charges were $74 million.

A blended statutory tax rate of approximately 28.5 to 29.5% (30.3% in 2009). The expected decrease is based on enacted changes in federal and provincial income tax rates	The blended statutory income tax rate was 29% and the effective income tax rate was 24%.

Cash income taxes peaking at approximately $385 to $425 million (net $266 million in 2009) due to the timing of instalment payments

Cash income tax payments net of refunds received were $311 million in 2010, comprised of instalments for 2010 and final payments for the 2009 tax year made in the first quarter, net of $41 million of refunds for the settlement of prior years’ matters. The expectation for the full year was revised to a range of $300 to $350 million on November 5, 2010, and was previously revised to a range of $330 to $370 million on August 6, 2010.

A pension accounting discount rate was estimated at 5.75% and subsequently set at 5.85% (140 basis points lower than 2009). The expected long-term return of 7.25% is unchanged from 2009 and consistent with the Company’s long-run returns and its future expectations.

•        Defined benefit pension plans net expenses were estimated to be $28 million in 2010 (compared to $18 million in 2009), based on projected pension fund returns

•        Defined benefit pension plans contributions were estimated to be approximately $143 million in 2010, down from $179 million in 2009, largely due to the stock market recovery in 2009 and proposed federal pension reforms.

Defined benefit pension plan expenses were $28 million in 2010 and are set at the beginning of the year. The Company’s contributions to defined benefit pension plans in 2010 were $137 million. A $200 million voluntary contribution was announced in mid-December 2010 and made in January 2011. See Assumptions for 2011 targets in Section 1.5.

1.5 Financial and operating targets for 2011

As a result of the convergence of Canadian GAAP with IFRS and TELUS’ changeover to IFRS on January 1, 2011, targets for 2011 are according to IFRS. Further discussion of the expected effects of the changeover to IFRS is provided in Section 8.2 Accounting policy developments.

The following assumptions apply to TELUS’ 2011 targets presented in Scorecards in the previous section. The 2011 targets and assumptions were originally announced on December 14, 2010, in the Company’s annual financial targets news release and accompanying investor conference call.

For 2011, TELUS is targeting a consolidated revenue increase over 2010 of 1 to 4% and an EBITDA increase of 1 to 6%. Revenue and EBITDA are expected to benefit from TELUS’ continued execution in its data and wireless operations. The growth rate in EBITDA is potentially higher than the growth rate in revenues due to efficiency activities and lower expected restructuring costs. Earnings per share (EPS) are targeted to grow in a range of 7 to 19%, due to operating earnings growth and lower financing costs.

TELUS wireless revenue growth is forecast to increase 4 to 7% in 2011 as a result of continued subscriber growth. Growth in loading is expected to benefit from a wireless industry penetration gain of approximately 4.5 to five percentage points. TELUS expects to continue to benefit from its HSPA+ network investments resulting in increased data and roaming revenues helping to offset continued declines in voice ARPU. Wireless EBITDA is expected to be 6 to 11% higher in 2011, despite the impact on margins of increased investments in customer acquisition and retention.

Wireline revenue is expected to vary between negative 1% to positive 2% in 2011, reflecting data growth in business services and residential entertainment services, offset by continued decreases in traditional local and long distance service revenues. Wireline EBITDA is expected to decline between zero and 6% as a result of revenue declines in higher margin legacy services and continued short-term dilutive costs associated with Optik TV subscriber growth. This is being partially offset by growth from lower margin data services, incremental savings from efficiency activities and a reduction in restructuring costs.

Capital expenditures in 2011 are expected to be similar year-over-year at approximately $1.7 billion. TELUS expects to continue its broadband infrastructure expansion and upgrades supporting Optik TV and Internet services in the top 48 communities in Alberta and B.C., which includes completing the overlay of VDSL2 technology. In addition, TELUS expects to continue to enhance wireless network capacity and deploy HSPA+ dual-cell technology to increase the manufacturer-rated data download speed to up to 42 megabits per second (Mbps).

TELUS will continue to focus on cost reduction in 2011, with a planned investment of approximately $50 million in restructuring costs ($74 million in 2010). TELUS expects to generate approximately $50 million in incremental operating efficiency savings in 2011 related to restructuring investments, capital efficiency initiatives and operating efficiency initiatives made in 2011 or prior periods (approximately $134 million in 2010).

TELUS made a $200 million voluntary special contribution to its defined benefit pension plans in January 2011, which is expected to be accretive to 2011 EBITDA and EPS. Pension contributions are tax deductible and are expected to reduce cash taxes in 2010 and 2011 by a total of approximately $57 million.

Assumptions for 2011 targets

Ongoing intense wireline and wireless competition in both business and consumer markets

Continued downward re-pricing of legacy services

Wireless industry penetration of the Canadian population to increase between 4.5 and five percentage points, with wireless industry subscriber growth to accelerate due to a combination of increased competition, accelerated adoption of smartphones and use of data applications, and the emergence of new types of wireless devices such as tablets

TELUS wireless domestic voice ARPU erosion offset by increased data and international roaming ARPU growth

Wireless acquisition and retention expenses to increase due to increased loading of smartphones, including upgrades, and to support a larger subscriber base

Continued wireline broadband expansion and upgrades supporting Optik TV and Optik High Speed Internet subscriber revenue growth that offsets the continued erosion in network access line-related revenues

A preliminary pension accounting discount rate was estimated at 5.35% and subsequently set at 5.25% (60 basis points lower than 2010) and the preliminary expected long-term return was estimated at 7.25% and subsequently set at 7% (25 basis points lower than 2010)

•             Defined benefit pension plans net recovery was set at $34 million

A voluntary one-time pension contribution of $200 million made in January 2011

•             Defined benefit pension plans contributions including the voluntary contribution are estimated to be $298 million in 2011, up from $137 million in 2010

Efficiency initiatives are expected to result in approximately $50 million in restructuring costs in 2011 ($74 million in 2010). Incremental EBITDA savings for 2011 were initially estimated at approximately $75 million and are currently estimated at approximately $50 million (savings of $134 million in 2010)

A reduction in financing costs of approximately $135 million due to lower debt levels and interest rates

Statutory income tax rate of approximately 26.5 to 27.5% (29% in 2010)

Cash income taxes of approximately $130 to $180 million ($311 million in 2010)

Consolidated 2011 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

1.6 TELUS segment targets

The Company’s operating and reportable segments are wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information in Note 6 of the Consolidated financial statements is regularly reported to the Company’s Chief Executive Officer (the chief operating decision-maker). See Section 4.1 Principal markets addressed and competition for additional information on each segment.

Wireless and wireline segments — 2011 targets

See Caution regarding forward-looking statements at the beginning of the MD&A.

2.              Core business and strategy

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

2.1 Core business

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

At December 31, 2010, the Company’s principal subsidiary was wholly owned TELUS Communications Inc. (TCI).

2.2 Strategic imperatives

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada supported by international contact centre and outsourcing capabilities.

In 2000, the Company developed six strategic imperatives that management believes remain relevant. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. Despite the changing regulatory and competitive environments, management believes the focus on the imperatives continues to position the Company for future growth.

Building national capabilities across data, IP, voice and wireless

TELUS began deployment of wireless HSPA+ dual-cell technology in 2010, which is expected to double manufacturer-rated maximum download speeds to up to 42 Mbps when network deployment is complete and launched in Canadian cities and towns. Dual-cell capable devices are expected to be commercially available starting in March 2011. TELUS’ HSPA+ network and the implementation of dual-cell technology are expected to provide an optimal future transition to long-term evolution (LTE) technology.

The Company substantially completed its wireline ADSL2+ network in 2010 in the top 48 communities in Alberta and B.C., offering download speeds of up to 15 Mbps or more in some areas. The Company has also been deploying VDSL2 technology since 2009 to bring network download speeds of up to 30 Mbps to these communities. The VDSL2 upgrade is expected to be largely complete by the end of 2011 in these markets. At December 31, 2010, TELUS’ broadband high-definition (HD) coverage reached approximately two million or 87% of the homes in the top 48 communities in Alberta and B.C.

TELUS is also continuing to deploy fibre to the home in new residential areas, and fibre to the building in new multi-dwelling units. These investments in core infrastructure serve to strengthen the Company’s competitive position versus other wireless competitors and cable-TV companies. (See Providing integrated solutions below.)

Focusing relentlessly on the growth markets of data, IP and wireless

TELUS’ wireless revenues exceeded its wireline revenues for the first time in 2010. In addition, TELUS’ wireline data revenue exceeded its legacy wireline voice revenues for the first time in 2010, reflecting the growth in data services that has helped mitigate erosion in local and long distance service revenues.

Combined external wireless revenues and wireline data revenues were $7.28 billion (74% of consolidated revenue) in 2010, as compared to $6.85 billion (71% of consolidated revenues) in 2009, an increase of $429 million or 6.3%. Growth in aggregate wireless revenues and wireline data revenue more than offset the $256 million, or 9.3%, decline in aggregate wireline voice and other revenues in 2010.

Partnering, acquiring and divesting to accelerate the implementation of TELUS’ strategy and focus TELUS’ resources on core business

In May 2010, TELUS announced that TELUS Health Space ®, powered by Microsoft HealthVault, was available for licensing by healthcare organizations. The platform is a high-security data storage and sharing service that enables Canadians to keep all their personal health information in an online database for access over any Internet connection. TELUS Health Space is the first consumer health platform in Canada to gain Canada Health Infoway pre-implementation certification for providing a secure, interoperable application environment and personal health information platform. The Company also announced that 12 leading national healthcare organizations are collaborating with TELUS to embed applications, medical devices and educational materials into TELUS Health Space.

In September, TELUS offered its customers roaming and enhanced services in Saskatchewan on SaskTel’s new HSPA+ wireless network through an enhanced network sharing agreement. This development offers customers, such as those in the natural resources and oil sectors, improved wireless speeds and wide geographic coverage of 95 per cent of Saskatchewan’s population, and improves TELUS’ own business economics.

Providing integrated solutions that differentiate TELUS from its competitors

TELUS’ ongoing investment in the expansion of its fibre-optic network has provided the capacity to introduce new home entertainment services in B.C. and Alberta. In June 2010, TELUS launched Optik™, a newly branded suite of advanced TV and high-speed Internet services. Optik brings together TELUS’ most advanced home services — Optik TV based on Microsoft Mediaroom and Optik High Speed with Internet access speeds of up to 25 Mbps or more that can be accessed anywhere in the home with Wi-Fi. TELUS Optik TV provides the capability for customers to record up to three programs simultaneously from any room on a single personal video recorder (PVR) and play them back on any of up to six TVs with a digital set-top box. Optik TV also offers video on demand with DVD-style controls, an on-screen guide with picture-in-picture browsing, instant channel changing and call display on the TV. In August, the Company introduced Remote Recording, an integrated solution that allows customers to manage PVR recordings using a web-enabled device such as an iPad or certain smartphones, including the iPhone or BlackBerry. TELUS also introduced the capability for the Xbox 360 to be used as a set-top box, directly accessing Optik TV service, integrating gaming and entertainment. Optik was a positive factor in lowering residential subscriber losses and increasing high-speed Internet net additions in the second half of 2010.

Building on the success of Clear & Simple® rate plans that launched in November 2009, which removed system access and carrier 911 fees, TELUS introduced a variety of initiatives in 2010 aimed at bringing greater transparency and simplicity to customers. In June, TELUS introduced data notifications to warn customers when they are about to exceed their allotted data rate bucket. This helps customers avoid data overage charges and better manage their data usage.

In November, TELUS launched the new Clear and Simple Device Upgrade program in response to customer demand for more frequent device upgrades to keep pace with technological change. Customers who are in the middle of a contract may upgrade to a new device by paying an early device upgrade fee, which is equivalent to the unrecovered portion of the original handset discount they received when they signed up for service. This in turn closes out their prior contract commitment and allows them to sign up for a new handset at a discounted acquisition price. TELUS also introduced a more transparent cancellation policy for those who have activated or renewed their contract starting on November 21, 2010. If such customers choose to cancel before their term has expired, they will pay the unrecovered handset discount plus a small fee. These two changes create more transparency about the value and fairness of TELUS’ contracts and fees.

Investing in internal capabilities to build a high-performance culture and efficient operations

TELUS realized approximately $134 million in cumulative operational efficiency savings in 2010, as compared to its year-ago expectation of approximately $135 million. The number of full-time equivalent (FTE) employees decreased by approximately 1,400 in 2010, with approximately 1,100 fewer domestic FTEs as a result of restructuring initiatives, attrition and hiring freezes (see Key assumptions in Section 1.4 Performance scorecard) and approximately 300 fewer FTEs in international operations due to lower business volumes.

In May 2010, the Company created TELUS Customer Solutions by uniting the customer-facing business units, business solutions and consumer solutions, under the leadership of Joe Natale, who was appointed Executive Vice-President and Chief Commercial Officer. The expected benefits of this reorganization include: (i) increased capability to approach customers as one team with fully co-ordinated sales, marketing and customer care priorities; (ii) enhanced ability to share best practices, learning, programs, competitive strategies and go-to-market activities to deliver positive customer experiences; (iii) contributing to operational efficiencies and cost synergies contemplated in the Company’s 2010 restructuring target; and (iv) streamlining interfaces between TELUS Customer Solutions and business enabling units to facilitate improved prioritization of financial and human resources.

Ongoing efficiency initiatives include:

•                  Simplifying or automating processes

•                  Simplifying organizational structures through consolidation of functions and reducing organizational layers, which includes workforce reductions

•                  Consolidating administrative real estate to create a smaller environmental footprint through mobile working, reducing inter-city travel, decreasing number of daily commutes, and reducing use of real estate space, which includes vacating certain locations

•                 Decommissioning uneconomic products and services

•                  Leveraging both business process outsourcing, and off-shoring to TELUS’ own international call centres.

Going to the market as one team under a common brand, executing a single strategy

The creation of TELUS Customer Solutions, described above, is contributing to advancing this imperative. The Company is also intensifying its focus on the client experience with a Customers First initiative started in the summer of 2010 based on the many opportunities identified to senior leaders by front-line team members. Additional activities are planned for 2011. It is the shared responsibility of all team members to effect change and continually improve customer service levels.

3.     Key performance drivers

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Management confirms or sets new corporate priorities each year to both advance TELUS’ long-term strategic priorities and address near-term opportunities and challenges. One challenge is the entry of new regional wireless companies that are launching or expanding operations. TELUS has been enhancing its competitive position since 2008 by way of the new HSPA wireless network, new devices, simplified rate plans, expanded wireless distribution, and the Koodo® brand and service.

Corporate priorities

2009	2010 (see Progress, following)	2011

Execute on TELUS’ broadband strategy, leveraging investments in leading wireline and wireless networks to deliver winning solutions for customers

Increase the efficiency of operations to improve TELUS’ cost structure and economic performance

Outpace the competition and earn the patronage of clients through an engaged TELUS team.

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

Enhance TELUS’ position in the small and medium business market

Ensure TELUS delivers its future friendly® brand promise to clients

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

Deliver on TELUS’ future friendly brand promise to clients

Optimize TELUS’ leading wireless and wireline broadband networks

Drive market leadership position in small and medium business and healthcare markets

Continue to improve TELUS’ operational efficiency to effectively compete and fund future growth

Raise TELUS team engagement to the next level and continue to drive the philosophy of “our business, our customers, our community, our team, my responsibility.”

Corporate priorities for 2010 — Progress

Capitalize on the full potential of TELUS’ leading wireless and wireline broadband networks

•      Wireless smartphones increased to 33% of TELUS’ postpaid subscriber base at the end of 2010, facilitating growth in wireless data revenues

•      Wireless data ARPU increased 21% to $14.39 in 2010, largely offsetting the ongoing decline in voice ARPU

•      Wireless subscribers increased 6.9%, in the face of increasing competitive intensity

•      TELUS TV subscribers increased 85% to 314,000 at year-end 2010, contributing to the growth in wireline data revenues

•      Internet subscribers increased 1.2% to 1.23 million at the end of 2010.

Enhance TELUS’ position in the small and medium business market

•      TELUS increased sales of its integrated small business bundle, TELUS Business One®, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools

•      In support of Push To Talk™ services on the Mike® network, TELUS introduced the Android-based Motorola i1 touchscreen phone. In addition to providing premium smartphone features, the i1 is built to military specifications certified for extreme conditions.

Ensure TELUS delivers its future friendly brand promise to clients

In 2010, TELUS intensified its focus on delivering an improved customer experience. In June, the Customers First initiative was introduced. It is an innovative program that brought all senior managers to the front line to listen to customers and learn from team members. Initiatives identified, such as an improved interactive voice system and more flexible installation times, are leading to measurable improvements for TELUS’ customers.

As described in Section 2.2 - Providing integrated solutions

•      Launched the Clear and Simple Device Upgrade program for wireless customers, making it easier to upgrade to the latest wireless smartphones

•      Introduced data notifications advising wireless customers of potential data overage charges, allowing them to better manage their data usage and cost

•      Introduced a more transparent cancellation policy for wireless customers who activate or renew their contract after November 21, 2010

•      Enhanced the TELUS TV experience with the introduction of Optik TV, improved installation capability, improved availability of high-definition TV channels and PVRs, increasing geographic coverage, marketing of bundled offers, and expanding channel selection. The Company upgraded a significant portion of its existing IP TV subscriber base on older platforms to Microsoft Mediaroom in 2010.

Continue to improve TELUS’ operational efficiency to effectively compete in the market and fund future growth

As described in Section 2.2 - Investing in internal capabilities

•      Realized operating savings of $134 million in 2010

•      Restructuring initiatives are expected to contribute to realization of incremental efficiencies of approximately $50 million in 2011.

Corporate priorities for 2010 — Progress

Increase TELUS team engagement and live the culture of personal responsibility and customer service.

•      The measure of team member engagement increased by three percentage points in 2010

•      The TELUS Work Styles Program seeks to transition the Company’s domestic workforce to as high as 40% mobile workers (in the office three days each week, sharing workstations) by 2015. Of the remaining team members, 30% could work at home and 30% could work in TELUS buildings. The program plans to lower the use of real estate and reduce the Company’s environmental footprint.

4.     Capabilities

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

4.1 Principal markets addressed and competition

Wireless: National services for consumers and businesses

TELUS capability	Competition

Licensed national wireless spectrum.

Total coverage of 33.8 million, or 99%, of Canada’s population.

HSPA+ wireless network coverage of 33.1 million or 97% of the population, facilitated by network sharing agreements with Bell Canada and SaskTel.

Digital HSPA+ network:

•    Launched in November 2009

•    Manufacturer-rated data download speeds of up to 21 megabits per second

•    Dual-cell capability being added with manufacturer-rated download speeds of up to 42 megabits per second

•    International roaming to more than 200 countries

•    Improved capability for international in-roaming revenue, previously limited to in-roaming from CDMA and Mike service users, primarily from the U.S.

•    Expected to enable an optimal future transition to LTE technology and services.

Mature networks:

•    Digital PCS (CDMA) network, including a 3G high-speed evolution data optimized (EVDO) Revision A overlay

•    TELUS’ iDEN network-based Mike service, a Push to Talk service focused on the commercial marketplace.

Interconnection with TELUS’ wireline networks.

Services offered:

•    Digital voice — postpaid, Pay & Talk® prepaid and Mike all-in-one services, including TELUS Push To Talk®

•    Data — Web browsing, social networking, text, picture, video and instant messaging, images, ringtones, TELUS mobile TV®, video on demand, TELUS mobile radio®, downloadable music, and the latest wireless mobile applications

•    Internet — wireless broadband; leading smartphones, mobile Internet keys and tablets; and TELUS Smart Hub mobile Wi-Fi.

Established wireless service competition includes services offered by:

•    Facilities-based national competitors Rogers Wireless and Bell Mobility, and provincial telecommunications companies SaskTel and MTS Mobility

•    Resellers of competitors’ wireless networks, such as 7-Eleven and certain cable-TV companies.

Emerging wireless service competition:

•    Four new entrants offered services in 2010 (see discussion of assumptions in Section 1.4)

•    Other new entrants that acquired advanced wireless services (AWS) spectrum in 2008 may enter the market in 2011 and 2012

•    Potential for alliances and integrations among regional competitors.

Wireline: ILEC residential services in British Columbia, Alberta and Eastern Quebec; and national business services

TELUS capability	Competition

An IP-based national network overlaying an extensive switched network in incumbent territories in B.C., Alberta and Eastern Quebec.

Global interconnection arrangements.

Access to almost every urban and rural home and business in incumbent territories in B.C., Alberta and Eastern Quebec. TELUS wireline residential access line services are provided to an estimated 54% of households in B.C. and Alberta.

Broadband ADSL2+ or VDSL2 coverage reached 2.1 million households in B.C., Alberta and Eastern Quebec at December 31, 2010.

Access to businesses in non-ILEC areas through TELUS’ networks, competitive local exchange carrier status and leased facilities where required.

Broadcasting distribution licences to offer digital television services in incumbent territories and licences to offer commercial video-on-demand services.

Services offered:

•    Voice — reliable phone service with long distance and call management services

•    Internet — secure Optik High Speed Internet service with comprehensive suite of security solutions

•    TELUS TV — HD entertainment service with PVR, Video on Demand and Pay Per View services through Optik TV and TELUS Satellite TV; Optik TV also offers PVR Anywhere, Remote Recording and use of Xbox 360 as a set-top box

•    IP networks and applications — IP networks that offer converged voice, video, data or Internet services on a secure, high-performing network

•    Conferencing and collaboration — full range of equipment and application solutions to support meetings using phone, video and the web

•    Contact centre outsourcing solutions in English, Spanish and French languages — managed solutions providing secure, stable, low-cost and scalable infrastructure, through locations in North America, Central America and Asia

•    Hosting and managed IT — ongoing assured availability of telecommunications, networks, servers, databases, files and applications with critical applications stored in TELUS’ intelligent Internet data centres

•    Healthcare — TELUS Health Solutions provides claims management solutions, hospital-to-home technology, patient records at the point of care, and access to essential drug and medical information through information communication technology

•    Mortgage processing services.

Substitution of wireless services, including TELUS’ own wireless offerings, for local and long distance services. Households with wireless telephone services only (among all providers, including TELUS) are estimated to be 18% in B.C. and Alberta.

Cable-TV providers that have access to urban and suburban homes to provide Internet, entertainment and VoIP-based telephony services, including:

•    Shaw Communications Inc. in B.C. and Alberta

•    Cogeco Cable in Eastern Quebec.

Rogers Communications, Bell Canada and Shaw Communications, providing combinations of local, long distance, Internet, entertainment and wireless services in various regions.

Various others (e.g. Vonage) that offer resale or VoIP-based local, long distance and Internet services.

Satellite-based entertainment and Internet services (Bell Canada and Shaw Communications).

Over-the-top competitors such as Netflix, providing entertainment services.

Competition for voice and data communications for businesses includes:

•    Bell Canada, MTS Allstream and cable-TV companies competing with their own national infrastructures

•    Substitution to wireless services including those offered by TELUS.

Competitors for call centre services include Convergys, Sykes and Verizon LiveSource.

Competitors for customized managed outsourcing solutions include system integrators CGI, EDS and IBM.

4.2 Operational resources

Operational resources	Operational risks and risk management

People

At the end of 2010, the Company employed approximately 34,800 TELUS team members (33,900 FTE) across a wide range of operational functions domestically and certain functions internationally.

Offshore operations support business process outsourcing services for external customers. The Company also uses offshore services for certain internal operations to improve efficiency and to allow onshore operations to focus on value-added services.

Employee compensation programs support a high-performance culture and contain market-driven and performance-based components.

The Company expects that it has adequate employee resources to cover ongoing retirements, and ready access to labour in Canada and, for call centres and specific support functions, various locations internationally. TELUS uses a small number of external contractors or consultants.

The Company has extensive training programs in place.

Employee compensation, retention and labour relations risks discussion - See Section 10.4 Human resources. See also Section 10.5 Process risks — foreign operations.

•    Approximately 12,400 team members are covered by a collective agreement. The collective agreement with the Telecommunications Workers Union, representing approximately 11,000 members, expired on November 19, 2010

•    TELUS International employs approximately 8,400 team members

•    Retention and hiring issues are expected to remain due to an increase in the number of competitors

•    TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including: performance management, career opportunities, training and development, and recognition

•    Starting in 2010, the Company altered weightings of its performance-based measures to place greater emphasis on corporate-wide and individual performance.

General safety risks — See Section 10.8 Health, safety and environment.

Brand and distribution

The Company has a well established and recognizable national brand that is supported by extensive advertising across all media.

TELUS successfully launched Optik TV and Optik High Speed Internet brands in mid-2010.

Niche market brand CAYA™ (come as you are) and stores introduced in late 2010 for lesbian, gay, bisexual and transgender customers among others.

Koodo Mobile® basic wireless brand and postpaid service introduced in March 2008.

TELUS launched HSPA+ wireless services on November 5, 2009, with a wide variety of new smartphones, including the iPhone, BlackBerrys and many others.

Services are summarized in Section 4.1 above.

Sales distribution:

•    Wireless services supported through a broad network of TELUS-owned and branded stores (including Black’s Photo stores), an extensive distribution network of exclusive dealers and large third-party electronics retailers (e.g. Future Shop / Best Buy, London Drugs) and online self-serve applications

•    Business services across wireless and wireline supported through both TELUS sales representatives and independent dealers

•    Wireline residential services supported through mass-marketing campaigns, client care telephone agents and online self-serve applications.

Competition — See Section 4.1 above and Section 10.1.

Industry and economy — See Section 9: General outlook and Section 10.11 Economic growth and fluctuations.

Regulation — See Section 10.3. Regulatory context:

•      None of the Wireless segment revenues are currently subject to CRTC price regulation

•      Less than one-quarter of the Company’s revenues are from Wireline segment regulated services and subject to CRTC price regulation

•      Deregulation of wireline local phone services for residential markets covering approximately three-quarters of its residential land business lines in incumbent areas of B.C., Alberta and Eastern Quebec

•      Non-incumbent local exchange carrier (non-ILEC) services, long distance, Internet, international telecommunications, inter-exchange private line and certain data services, as well as the sale of customer premises equipment, continue to be forborne from regulation

•      Vertical integration of competitors

•      Foreign ownership restrictions generally apply to wireless telecommunications companies, as well as to facilities-based wireline telecommunications companies and to broadcasting distribution undertakings

•      The design of future wireless spectrum auctions, such as for the 700 MHz and 2.5/2.6 GHz ranges, may be unfavourable to incumbents, making the cost of acquiring or availability of future spectrum uncertain.

Operational resources	Operational risks and risk management

Technology, systems and properties

TELUS is a highly complex technology-dependent company with a multitude of interconnected wireline and wireless telecommunications networks, IT systems and processes.

Network facilities are constructed under or along streets and highways, pursuant to rights-of-way granted by the owners of land such as municipalities and the Crown, or on freehold land owned by TELUS.

Intangible assets include wireless spectrum licensed from Industry Canada, essential to providing wireless services.

Real properties (owned or leased) include: administrative office space, work centres and space for telecommunications equipment. A small number of buildings are constructed on leasehold land and the majority of radio towers are situated on lands held under leases or licences for varying terms.

TELUS International provides contact centre and business process and IT outsourcing by utilizing sophisticated on-site facilities including call centre solutions, and by utilizing international data networks and reliable data centres with rigorous privacy and security standards. Global rerouting and diversity is provided through facilities in North America, Latin America and Asia-Pacific.

Technology risks — See Section 10.2.

Process risks — See Section 10.5.

Health, safety and environment — See Section 10.8

•   Increasing adoption of wireless services and expanding wireless competition have resulted in more public scrutiny of, and opposition to, new radio towers. Public concerns include perceived health risks

•   Increasing stakeholder interest in environmental issues.

Risks associated with legal and regulatory compliance, defects in software and failures in data and transaction processing, and intellectual property and proprietary rights — See Section 10.9 Litigation and legal matters.

Human-caused and natural threats to TELUS infrastructure and operations — See Section 10.10.

4.3 Liquidity and capital resources

Capital structure financial policies

The Company’s objectives when managing capital are: (i) to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk; and (ii) to manage capital in a manner that considers the interests of equity and debt holders.

In the management and definition of capital, the Company includes Common Share and Non-Voting Share equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to holders of Common Shares and Non-Voting Shares, issue new shares from treasury, purchase shares for cancellation pursuant to permitted normal course issuer bids, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade accounts receivable to an arm’s-length securitization trust.

The Company monitors capital utilizing a number of measures, including net debt to EBITDA — excluding restructuring costs and dividend payout ratios. On May 4, 2010, the Board of Directors approved a revised dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. See Section 7.4 Liquidity and capital resource measures.

Financing and capital structure management plans

Progress against the 2010 plan is described below, followed by plans for 2011.

Reporting back on TELUS’ 2010 financing and capital structure management plan

Pay dividends to the holders of TELUS Common Shares and Non-Voting Shares

The quarterly dividend paid on January 4, 2011, was 52.5 cents per share, a 10.5% increase from the 47.5 cents per share dividend paid on January 4, 2010. The Company announced two 2.5-cent increases during 2010.

Use proceeds from securitized receivables, bank facilities, commercial paper and dividend reinvestment, as needed, to supplement free cash flow and meet other cash requirements

Stronger free cash flow, as well as reduced cash outflow for dividends reinvested in TELUS Non-Voting Shares issued from treasury, facilitated a $443 million reduction in net debt during 2010.

Maintain compliance with financial objectives, policies and guidelines

Generally maintain a minimum $1 billion in unutilized liquidity — The Company had unutilized liquidity of more than $1.9 billion at December 31, 2010, including more than $1.8 billion of unutilized credit facilities and $100 million availability under the accounts receivable securitization program.

Net debt to EBITDA excluding restructuring costs ratio of 1.5 to 2.0 times — Actual result of 1.8 times at December 31, 2010.

Dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis — See Section 7.4.

Reporting back on TELUS’ 2010 financing and capital structure management plan

Maintain position of fully hedging foreign exchange exposure for indebtedness

Maintained for the 8% U.S. dollar Notes due June 2011, the only foreign currency-denominated debt issue. The Company unwound the portion of its cross currency interest rate swaps associated with the early partial redemption of 45% of these Notes outstanding at September 2, 2010 (see Section 7.3 Cash used by financing activities).

Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings in the range of BBB+ to A-, or the equivalent, in the future

At February 24, 2011, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range with a stable trend or outlook.

TELUS’ 2011 financing and capital structure management plan

At December 31, 2010, TELUS had access to undrawn credit facilities of more than $1.8 billion and availability of $100 million under its accounts receivable securitization program. At December 31, 2010, the Company had access to a shelf prospectus pursuant to which it can issue up to $2 billion of debt and equity. TELUS believes that its investment grade credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company’s long-term debt principal maturities are illustrated in the adjacent chart, including maturity of its 8% U.S. dollar Notes in June 2011. TELUS expects to maintain its current position of fully hedging its foreign exchange exposure for indebtedness on the U.S. dollar Notes. TELUS may issue additional long-term debt to refinance the U.S. dollar 8% Notes, although the Company has sufficient unutilized credit facilities to refinance this debt without accessing the long-term debt markets.

At the end of 2010, 93% of TELUS’ total debt was on a fixed-rate basis and the weighted average term to maturity was approximately 5.7 years, up from 5.0 years at the end of 2009.

TELUS expects to generate free cash flow in 2011, which would be available to, among other things, pay dividends to holders of Common Shares and Non-Voting Shares. Effective March 1, 2011, TELUS will change its current practice of issuing shares from treasury at a 3% discount for reinvested dividends under the dividend reinvestment and share purchase (DRISP) program and switch back to purchasing shares from the open market with no discount. Non-Voting Shares acquired with optional cash payments at 100% of the average price under the DRISP program will also change from treasury issuance to market purchase, which will come into effect on March 1, 2011. The change will result in increased cash outlays in respect of dividend payments.

While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of net cash income taxes and funding of defined benefit pension plans will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, or its intention to pay dividends according to the target payout guideline. For the related risk discussion, see Section 10.6 Financing and debt requirements.

4.4 Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (CEO) and the Executive Vice-President and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

The CEO and the CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures related to the preparation of the MD&A and the Consolidated financial statements. They have concluded that the Company’s disclosure controls and procedures were effective, at a reasonable assurance level, to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities, particularly during the period in which the MD&A and the Consolidated financial statements contained in this report were being prepared.

Internal control over financial reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable. TELUS’ CEO and CFO have assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010, in accordance with Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, TELUS’ CEO and CFO have determined that the Company’s internal control over financial reporting is effective as at December 31, 2010, and expect to certify TELUS’ annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act, and with Canadian securities regulatory authorities.

Deloitte & Touche LLP, the Company’s auditor, has audited internal controls over financial reporting of TELUS Corporation as at December 31, 2010.

Changes in internal control over financial reporting

There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

5.     Discussion of operations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

5.1 Selected annual information

The selected three-year consolidated financial information presented as currently reported according to Canadian GAAP has been derived from, and should be read in conjunction with, the Consolidated financial statements of TELUS for the year ended December 31, 2010, and its annual Consolidated financial statements for previous years. For information on the Company’s changeover to IFRS on January 1, 2011, and the transition effects on 2010, see Section 8.2.

Selected annual information

Years ended December 31 ($ in millions, except per share amounts)	2010	2009	2008
Operating revenues	9,779	9,606	9,653
Net income	1,038	1,002	1,131
Income per Common Share and Non-Voting Share
– basic	3.23	3.14	3.52
– diluted	3.22	3.14	3.51
Cash dividends declared per Common Share and Non-Voting Share	2.00	1.90	1.825

As at December 31 ($ millions)	2010	2009	2008
Total assets	19,599	19,219	19,021

Current portion of long-term debt	743	82	4
Current portion of derivative liabilities	419	62	75

Non-current financial liabilities
Long-term debt	5,313	6,090	6,348
Derivative and other non-current financial liabilities	397	1,108	1,103
	5,710	7,198	7,451
Future income taxes	1,498	1,319	1,213
Owners’ equity
Common equity	8,179	7,554	7,085
Non-controlling interests	22	21	23

Differences among the three years presented:

•      Revenues increased by 1.8% in 2010 after decreasing by 0.5% in 2009 and growing by 6% in 2008. Wireless revenue and wireline data revenue combined represent approximately 74% of consolidated revenues in 2010, as compared to 71% in 2009 and 69% in 2008. Legacy wireline voice revenues continue to be eroded by competition and technological substitution.

•      Net income includes income tax-related adjustments resulting from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest. These adjustments positively affected Net income by approximately $30 million (nine cents per share) in 2010, $165 million (52 cents per share) in 2009 and $41 million (13 cents per share) in 2008.

•      The decrease in Non-current financial liabilities at December 31, 2010, is principally due to the remaining U.S. dollar Notes maturing June 1, 2011, and associated derivative liability becoming current liabilities, as well as debt reduction during 2010. (See Section 6.)

5.2 Summary of quarterly results and fourth quarter recap

($ in millions, except per share amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Operating revenues	2,551	2,455	2,398	2,375	2,443	2,411	2,377	2,375
Operations expense	1,672	1,501	1,460	1,429	1,577	1,456	1,451	1,441
Restructuring costs	32	17	19	6	77	32	53	28
EBITDA (1)	847	937	919	940	789	923	873	906
Depreciation	340	332	316	345	347	330	330	334
Amortization of intangible assets	103	100	91	108	94	100	94	93
Operating income	404	505	512	487	348	493	449	479
Other expense	11	7	6	8	10	6	11	5
Financing costs	102	182	114	112	230	101	106	95
Income before income taxes	291	316	392	367	108	386	332	379
Income taxes (recovery)	64	69	96	99	(48)	106	88	57
Net income	227	247	296	268	156	280	244	322
Net income attributable to Common Shares and Non-Voting Shares	226	246	295	267	155	279	243	321
Income per Common Share and Non-Voting Share - basic	0.70	0.77	0.92	0.84	0.49	0.88	0.77	1.01
- diluted	0.70	0.76	0.92	0.84	0.49	0.87	0.77	1.01
Cash dividends declared per Common Share and Non-Voting Share	0.525	0.50	0.50	0.475	0.475	0.475	0.475	0.475

(1)    EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

Trends

The consolidated revenue trend reflects: (i) year-over-year growth in wireless network revenues generated from an increasing subscriber base and increased equipment and other revenues; and (ii) growth in wireline data revenues including TELUS TV, being more than offset by declining legacy wireline voice and other revenues.

Wireless network revenue increased by 8.8% year-over-year in the fourth quarter of 2010 reflecting a general trend of growing data ARPU, which continued in the quarter with a year-over-year growth of 27%, partly offset by declining voice ARPU of 5.2% (as discussed further in Section 5.4). Data ARPU growth is due to increased adoption of data plans driven by increased smartphone adoption. The growing demand for wireless data may challenge network and spectrum capacity in the future (see Section 10.2 Technology). Wireless equipment and other revenues increased by 13% year-over-year in the fourth quarter of 2010, primarily from higher acquisition and retention volumes that were driven by a higher smartphone mix.

The entry of new wireless competitors, as well as the launch of a new wireless incumbent flanker brand and a competitor brand re-launch, could disrupt usual seasonal patterns for wireless subscriber additions in the future. Historically, there has been significant fourth quarter seasonality with respect to higher wireless subscriber additions, related acquisition costs and equipment sales, and higher retention costs due to contract renewals, resulting in lower fourth quarter wireless EBITDA. The third quarter has become more significant in terms of subscriber additions and associated acquisition costs in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter. In addition, wireless ARPU has generally risen sequentially in the second and third quarters, and declined sequentially in the fourth and first quarters.

The wireline revenue trend reflects data revenue growth resulting from the 85% increase in the TELUS TV subscriber base in 2010 as well as growth in enhanced data, Internet and managed workplace revenues, moderated by ongoing declines in legacy basic data services. The decline in wireline voice revenues is due to substitution to wireless and Internet services, as well as competition from VoIP service providers (including cable-TV competitors), resellers and facilities-based competitors. See risk discussion in Section 10.1 Competition. Residential network access line (NAL) net losses improved in the second half of 2010 when compared to the prior year and the first half of 2010, positively impacted by improved service bundle offers. Residential NAL losses had increased year-over-year in the first half of 2010 as a result of promotional activity from a primary regional cable-TV competitor for local telephony and Internet services, and ongoing wireless substitution. Business NAL losses in 2010 reflect increased competition in the small and medium business market, conversion of voice lines to more efficient IP services, and cautious business spending, as well as lower growth in Ontario and Quebec due to the completion of some large enterprise deals, which also included large private IP networks that are not counted as access lines.

The trend in operations expense reflects higher wireless subscriber acquisition and retention costs, expenses from Black’s Photo since September 2009, and increased TELUS TV costs from the near-doubling of the subscriber base, net of efficiencies realized from restructuring initiatives.

Quarterly restructuring costs in 2010 were lower than reported in 2009 as management accelerated efficiency initiatives, primarily in the wireline segment in that year.

The sequential decrease in quarterly depreciation expense in the second quarter of 2010 included an adjustment for an increase in the estimated useful life of TV set-top boxes (see Section 5.3 Consolidated operations — Depreciation). The sequential increase in depreciation expense in the fourth quarter of 2009 resulted from growth in capital assets in service, including the wireless HSPA+ network launched in November 2009.

The increase in Amortization of intangible assets in 2010 resulted from implementation of HSPA+ services in November 2009. Offsetting this in the second quarter of 2010 was a reduction of approximately $5 million for investment tax credits (ITCs) following determination of eligibility by taxation authorities, for assets capitalized in prior years that are now fully amortized. Similarly, ITCs reduced amortization by approximately $10 million in the fourth quarter of 2009.

Financing costs for each period shown are also net of varying amounts of interest income, including interest from the settlement of prior years’ income tax-related matters. Financing costs in the third quarter of 2010 include a $52 million loss on early redemption of approximately 45% of the principal amount of 8% U.S. dollar Notes (maturity June 2011) and unwinding of related cross currency interest rate swaps. Similarly, financing costs in the fourth quarter of 2009 include a $99 million loss for a similar early partial redemption of these Notes. Each partial redemption was financed with a new 10-year, $1 billion 5.05% Note issue (see discussion in Section 7.3).

The trends in Net income and earnings per share (EPS) reflect the items noted above, as well as adjustments arising from legislated income tax changes, settlements and tax reassessments for prior years, including any related interest on reassessments. The information presented below for 2009 has been revised from that reported in fiscal 2009, and now excludes investment tax credits.

Income tax-related adjustments ($ in millions, except EPS amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3	2009 Q2	2009 Q1
Approximate Net income impact	10	9	10	1	71	14	18	62
Approximate EPS impact	0.03	0.03	0.03	—	0.23	0.04	0.06	0.19
Approximate basic EPS excluding income tax-related impacts	0.67	0.74	0.89	0.84	0.26	0.84	0.71	0.82

Fourth quarter

Management’s review of operations contained in TELUS’ fourth quarter news release on February 11, 2011, discussed fourth quarter results in detail. The following summarizes fourth quarter operating results in 2010, as compared to 2009.

Consolidated Operating revenues increased by $108 million in the fourth quarter of 2010 when compared to the same period in 2009. Wireless network revenue increased year-over-year by $97 million due to growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice ARPU. Wireless equipment and other revenue increased year-over-year by $16 million due to increased acquisition and retention volumes, and sales of accessories. Wireline segment data revenue increased year-over-year by $37 million due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $42 million.

Operating income increased by $56 million in the fourth quarter of 2010 when compared to the same period in 2009, mainly due to a $58 million increase in EBITDA, slightly offset by increased amortization expenses. Wireless EBITDA increased by $41 million while wireline EBITDA increased by $17 million.

Income before income taxes increased by $183 million in the fourth quarter of 2010 when compared to the same period in 2009. The increase resulted primarily from higher Operating income and lower net financing costs, including lower charges associated with the early partial redemption of long-term debt.

Net income increased by $71 million in the fourth quarter of 2010 when compared to the same period in 2009. Higher income before income taxes and lower blended statutory income tax rates were partly offset by changes in other income tax items. Excluding favourable income tax-related adjustments, charges for the early partial redemption of U.S. dollar Notes and termination of related cross currency interest rate swaps, underlying Net income increased by $63 million in the fourth quarter when compared to the same period in 2009, as shown below.

Analysis of Net income	Quarters ended December 31
($ millions)	2010	2009	Change
Net income	227	156	71
Add back after-tax loss on redemption of debt	—	69	(69)
Deduct net favourable income tax-related adjustments, including related interest income	(10)	(71)	61
Net income before above items (approximate)	217	154	63

Cash provided by operating activities increased by $72 million in the fourth quarter of 2010 when compared to the same period in 2009. The increase reflects higher income tax recoveries and lower interest payments, partly offset by a comparative reduction in cash flow received from securitized accounts receivable.

Cash used by investing activities increased by $46 million in the fourth quarter of 2010 when compared to the same period in 2009, reflecting increased capital expenditures for efficiency initiatives.

Cash used by financing activities increased by $66 million in the fourth quarter of 2010 when compared to the same period in 2009, principally due to refinancing activities and debt reduction since December 2009.

5.3 Consolidated operations

($ millions, except EBITDA margin and	Years ended December 31
employees)	2010	2009	Change
Operating revenues	9,779	9,606	1.8%
Operations expense	6,062	5,925	2.3%
Restructuring costs	74	190	(61.1)%
EBITDA (1)	3,643	3,491	4.4%
Depreciation	1,333	1,341	(0.6)%
Amortization of intangible assets	402	381	5.5%
Operating income	1,908	1,769	7.9%
EBITDA margin (%) (2)	37.3	36.3	1.0	pt.
Full-time equivalent (FTE) employees	33,900	35,300	(4.0)%

pt(s) – percentage point(s).

(1)    EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).

(2)    EBITDA divided by Operating revenues.

Discussion of TELUS’ consolidated operations follows. Segmented discussion is provided in Section 5.4 Wireless segment, Section 5.5 Wireline segment and Section 7.2 Cash used by investing activities — capital expenditures.

Operating revenues

Consolidated Operating revenues increased by $173 million in 2010 when compared to 2009, as wireless growth continued to exceed wireline revenue declines. Wireless network revenue increased year-over-year by $219 million due to growth in data revenue driven by increasing smartphone adoption, partly offset by declining voice ARPU. Wireless equipment and other revenue increased year-over-year by $88 million due to increased acquisition and retention volumes, sales of accessories and inclusion of a full year’s results from Black’s Photo, acquired in September 2009. Wireline segment data revenue increased year-over-year by $122 million due to growth in TELUS TV, enhanced data and Internet services and managed workplace revenues. However, wireline data revenue growth was more than offset by year-over-year declines in legacy voice and other revenues totalling $256 million.

Operations expense

Operations expense increased by $137 million in 2010 when compared to 2009.

	Years ended December 31
($ millions)	2010	2009	Change
Salaries, benefits and employee-related costs	2,311	2,393	(3.4)%
Other operations expenses	3,751	3,532	6.2%
	6,062	5,925	2.3%

In respect of changes in operations expense in 2010 when compared to 2009:

•      Salaries, benefits and employee-related costs decreased by $82 million. The decrease was mainly due to lower wireline base salaries reflecting fewer domestic full-time equivalent (FTE) employees and a reduction of discretionary employee-related expenses, partially offset by labour rate inflation in 2010 and increased employee performance bonus compensation expenses due to improved financial and operating results, as well as inclusion of a full year of expenses from Black’s Photo, acquired in September 2009. Defined benefit pension plan expenses, principally in the wireline segment, were $28 million in 2010, up by $10 million from 2009.

•      Other operations expenses increased by $219 million. The increase was mainly due to higher wireless subscriber acquisition and retention costs, higher TELUS TV costs related to the 85% increase in the subscriber base over 12 months, and inclusion of a full year of Black’s Photo expenses. These increases were partly offset by lower wireline expenses as a result of efficiency initiatives, supplier credits and one-time operating savings.

Restructuring costs

Restructuring costs decreased by $116 million in 2010 when compared to 2009, reflecting a relatively high level of restructuring activities in the wireline segment in the prior year period. Restructuring costs in 2010 were primarily severance costs and charges for vacating and subletting certain real estate space, in respect of efficiency initiatives described in Investing in internal capabilities in Section 2.2. A full-year expense of approximately $50 million is expected for efficiency initiatives in 2011 (see Key assumptions in Section 1.5).

EBITDA

EBITDA increased by $152 million in 2010 when compared to 2009. The increase was primarily due to lower restructuring costs and traction from efficiency initiatives, supplemented by a high margin application software sale and one-time operating savings in the first quarter of 2010. Wireless EBITDA increased by $98 million in 2010 when compared to 2009, while wireline EBITDA increased year-over-year by $54 million.

Depreciation; Amortization of intangible assets

Combined depreciation and amortization expenses increased by $13 million in 2010 when compared to 2009.

•      Depreciation decreased by $8 million in 2010 when compared to 2009. Growth in TELUS TV and broadband capital assets was largely offset by lower depreciation due to asset life changes determined in a continuing program of asset life studies (including an increase in the estimated useful life for TELUS TV set-top boxes in 2010), certain computer hardware and digital cell sites becoming fully depreciated (while the majority remain in service) and lower retirements in 2010.

•      Amortization of intangible assets increased $21 million in 2010 when compared to 2009. Growth in software assets, including application software supporting wireless HSPA+ services, was partly offset by lower amortization for other fully amortized software assets still in use. Amortization was reduced by investment tax credits for assets capitalized in prior years that are now fully amortized (reductions of approximately $5 million in 2010 and $10 million in 2009).

•      The Company completed its annual impairment testing for intangible assets and goodwill in December 2010, and it was determined that there were no impairments. See subtopics Intangible assets, net and Goodwill, net in Section 8.1 Critical accounting estimates.

Operating income

Operating income increased $139 million in 2010 when compared to 2009, as higher EBITDA and lower depreciation expenses were partially offset by increased amortization expenses.

Other income statement items

Other expense, net	Years ended December 31
($ millions)	2010	2009	Change
	32	32	—

Other expense, net, includes accounts receivable securitization expense, income (losses) or impairments in equity or portfolio investments, gains and losses on disposal of real estate, and charitable donations.

Accounts receivable securitization expenses were $8 million in 2010, down $2 million from 2009 primarily due to lower rates. See Section 7.6 Accounts receivable sale for additional information. Charitable donations increased by $10 million in 2010, and were largely offset by net gains on the sale of minor investments and real estate in 2010 as compared to net losses on minor investments in 2009.

Financing costs	Years ended December 31
($ millions)	2010	2009	Change
Interest on long-term debt, short-term obligations and other	463	483	(4.1)%
Loss on redemption of long-term debt	52	99	(47.5)%
Interest income and foreign exchange	(5)	(50)	—
	510	532	(4.1)%

Interest on long-term debt, short-term obligations and other decreased by $20 million in 2010 when compared to 2009 mainly due to lower effective interest rates on long-term debt as well as a lower average debt balance, partly offset by a $15 million financing charge in the third quarter of 2010 that arose from the CRTC’s determinations on the regulatory deferral account.

On September 2, 2010, the Company completed an early partial redemption of U.S.$607 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on July 23, 2010. The Company recorded a loss on redemption comprised of $36 million in respect of the redeemed Notes and $16 million for termination of the associated cross currency interest rate swaps.

In December 2009, the Company completed an early partial redemption of U.S.$577 million of publicly traded U.S. dollar 8% Notes due June 1, 2011, and terminated associated cross currency interest rate swaps. The partial redemption was funded with $1 billion of new 5.05% 10-year Notes issued on December 1, 2009. The Company recorded a loss on redemption comprised of $63 million in respect of the redeemed Notes and $36 million for termination of the associated cross currency interest rate swaps.

Interest income on tax refunds decreased by $44 million in 2010 when compared to 2009, as larger amounts were recognized in 2009 for settlement of prior years’ tax matters.

Income taxes	Years ended December 31
($ millions, except tax rates)	2010	2009	Change
Basic blended federal and provincial tax at statutory income tax rates	396	366	8.2%
Revaluation of future income tax liability to reflect future statutory income tax rates	(43)	(99)	—
Tax rate differential on, and consequential adjustments from, reassessments of prior years’ tax issues	(36)	(68)	—
Share option award compensation	10	4	—
Other	1	—	—
	328	203	61.6%
Blended federal and provincial statutory tax rates (%)	29.0	30.3	(1.3	)pts.
Effective tax rates (%)	24.0	16.8	7.2	pts.

Basic blended statutory income taxes increased by $30 million in 2010 when compared to 2009, due to higher Income before income taxes, partly offset by lower blended statutory income tax rates. The effective tax rates were lower than the statutory tax rates due to revaluations of future income tax liabilities and the tax rate differential and consequential adjustments from reassessments of prior years’ tax issues. Changes to B.C. income tax rates were enacted in the first quarter of 2009, reducing rates beginning January 1, 2010. Changes to Ontario income tax rates from 2010 to 2013 were enacted in the fourth quarter of 2009 for provincial income taxes effective July 1, 2010 and thereafter. In addition, enacted federal income tax rates decreased in 2010.

In 2010, the Rulings Division of Canada Revenue Agency (CRA) advised the Company that, as a result of a detailed review of the facts and regulatory issues concerning the acquisition of auctioned spectrum in 2001 and 2008, CRA agreed with the Company’s filed tax position that the spectrum acquired in both circumstances represented an amortizable asset for income tax purposes, which would be amortized on a straight-line basis over the 10-year life of the licences. This is expected to result in lower cash income taxes in each year from 2011 to 2019, and does not include the impact of any future spectrum purchases.

Share option award compensation in 2010 includes a $7 million write-off of a future income tax asset due to the enactment of new legislation in December 2010 that changes the tax treatment of certain share-based compensation. Where stock option rights are acquired by the Company in exchange for a cash payment, either the employee must forgo his or her personal income tax deduction, which emulates capital gains treatment, or the Company must forgo its tax deduction, thereby eliminating the double benefit afforded to employees and corporations. To the extent that the Company acquires the stock option rights from employees, the Company has elected to forgo its tax deduction for such payments.

Other comprehensive income	Years ended December 31
($ millions)	2010	2009	Change
	54	58	(6.9)%

Other comprehensive income includes changes in unrealized fair value of derivatives designated as cash flow hedges, principally associated with U.S. dollar debt. In 2010, an approximate $11 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in September 2010, or a pre-tax amount of $16 million, was recognized in Financing costs. Similarly in 2009, an approximate $25 million after-tax effect of unwinding swaps associated with the early partial redemption of U.S. dollar Notes in December 2009, or a pre-tax amount of $36 million, was recognized in Financing costs.

5.4 Wireless segment

Operating revenues – wireless segment	Years ended December 31
($ millions)	2010	2009	Change
Network revenue	4,611	4,392	5.0%
Equipment and other revenue	403	315	27.9%
External operating revenue	5,014	4,707	6.5%
Intersegment revenue	33	28	17.9%
Total operating revenues	5,047	4,735	6.6%

Wireless segment revenue increased by $312 million in 2010 when compared to 2009.

•      Network revenue increased by $219 million in 2010 when compared to 2009. The increase was due to continued wireless data revenue growth and the 6.9% year-over-year growth in the subscriber base, partly offset by lower voice revenues. Data revenue increased by $260 million or 30% in 2010, reflecting strength in smartphone service revenues and text messaging driven by increased penetration of smartphones, increased adoption of data plans, higher-speed smartphones as well as mobile Internet key and tablet growth, and higher inbound data roaming volumes, partly offset by lower roaming rates. Data revenue represented 25% of network revenue in 2010, as compared to 20% in 2009. The decline in voice revenue slowed to $41 million or 1.2% in 2010 primarily due to falling voice ARPU, described further below. Notably, fourth quarter voice revenue increased $10 million or 1.2%, as subscriber growth more than offset the moderating voice ARPU decline.

Blended ARPU was $57.64 in 2010, a decrease of $0.82 or 1.4% from 2009. Blended ARPU reflects increasing data usage driven by growing smartphone adoption and increased roaming volumes, partly offset by a decline in voice pricing (discussed further below), declining minutes used and increased penetration of mobile Internet keys and tablets. The trend in blended ARPU growth rates improved each quarter in 2010. Blended ARPU was $58.48 in the fourth quarter of 2010, an increase of $1.10 or 1.9% when compared to the same period in 2009, and also reflected the usual fourth quarter decrease when compared to $58.75 in the third quarter of 2010. The 1.9% year-over-year growth in the quarter is a continued improvement from year-over-year declines of 1.2%, 1.9%, 4.4% and 7.7%, respectively, for the third, second and first quarters of 2010 and fourth quarter of 2009.

Data ARPU was $14.39 in 2010, an increase of $2.51 or 21% from 2009. The increase in data ARPU was largely reflective of the data revenue trend. Voice ARPU was $43.25 in 2010, a decrease of $3.33 or 7.1% from 2009. Voice ARPU in the fourth quarter of 2010 was $42.47, a decrease of $2.31 or 5.2% from the same period in 2009. The 5.2% year-over-year decline in fourth quarter voice ARPU has moderated from decreases of 6.7%, 7.2%, 9.5% and 12%, respectively, experienced in the third, second and first quarters of 2010 and fourth quarter of 2009. Voice ARPU decreases were caused by: declining voice minutes of use by both consumers and businesses; increased use of included-minute rate plans as subscribers shift usage patterns, substitute messaging for voice calls and move to optimize price plans; increased penetration and lower service revenue of the Koodo brand; an increasing volume of mobile Internet key and tablet subscriptions from which there is no voice revenue; elimination of system access fees and carrier e911 charges on new rate plans; and lower Mike service ARPU; partly offset by increased inbound roaming volumes and a fee implemented for customers electing to continue to receive a paper bill instead of an ebill.

Gross and net subscriber additions reflect improved economic conditions, an enhanced handset line-up due in part to the availability of the new HSPA+ network, promotional activity, a continued effort to attract and retain high-value postpaid customers and expanded distribution through Black’s Photo since November 2009, partly offset by increased competitive intensity within both the postpaid and prepaid market segments. Total gross subscriber additions increased by 6.9% in 2010, with postpaid gross additions increasing by 12%. Postpaid gross additions were 68% of the total in 2010 (65% in 2009). Prepaid gross additions were stronger in the second half of 2010 mainly due to more competitive offers including data-capable handset selection.

While gross subscriber additions in the fourth quarter of 2010 increased by 9,000 over strong gross additions in the third quarter of 2010, net subscriber additions in the fourth quarter of 2010 decreased by 34,000 from strong net additions in the third quarter of 2010. The sequential decrease in net additions was due to higher churn rates resulting from increased competitive intensity in the prepaid and postpaid markets and due to a larger number of postpaid contracts coming up for renewal.

Overall, 2010 net additions increased by 10% when compared to 2009, while maintaining a strong postpaid mix. Postpaid net additions were 93% of the total in both 2010 and 2009. Postpaid subscriber net additions increased in 2010 when compared to 2009, as growth in postpaid gross additions was partly offset by slightly higher churn.

The Company experienced a significant increase in smartphone adoption rates in the fourth quarter of 2010, with smartphones representing 46% of postpaid gross additions, as compared to 38% in the third quarter of 2010 and 25% in the fourth quarter of 2009. At December 31, 2010, smartphone subscribers represented 33% of the postpaid subscriber base, as compared to 20% one year earlier. Smartphone subscribers generate significantly higher ARPU than those with messaging and voice-only devices, but have higher COA and cost of retention resulting from the large device subsidies for multiple-year contract sales or renewals. A higher smartphone mix is expected to continue to positively impact future data revenue growth, ARPU and churn rates, which increase expected lifetime revenue, while increasing network usage and future costs of retention compared to historical levels.

•      The blended churn rates were 1.72% and 1.57%, respectively, in the fourth quarter and full year of 2010, as compared to 1.60% and 1.58%, respectively, in the same periods in 2009. The increase in the fourth quarter churn rate reflects increased prepaid and non-smartphone postpaid churn from higher competitive marketing intensity due in part to price competition and an increased number of unlimited-usage rate plan offers entailing higher handset subsidies from both new entrants and incumbent national competitors. The churn rate for the full year was comparable to 2009, reflecting these factors, offset by the availability of the new HSPA+ network for the full year, greater choice in handsets including the Apple iPhone, and successful retention efforts.

•      Equipment and other service revenue increased $88 million in 2010 when compared to 2009. The increase was largely due to higher acquisition and retention volumes, greater smartphone loading, and to a lesser extent, increased accessories revenues, as well as inclusion of full-year results from Black’s Photo, acquired in September 2009. The increase was partly offset by competitive pressure on handset prices, which drove higher handset subsidies in the second half of 2010. Average handset prices trended upward in 2010 due to the increasing proportion of smartphones loaded, however, due to competitive pressures driving deeper subsidies, handset prices in the third quarter of 2010 were negatively impacted by higher subsidies when compared to the third quarter of 2009, and average handset prices in the fourth quarter of 2010 were flat compared to the same period in 2009.

•      Intersegment revenue represents services provided by the wireless segment to the wireline segment and is eliminated upon consolidation along with the associated expense in the wireline segment.

Wireless operating indicators

	As at December 31
	2010	2009	Change
Subscribers (000s)
Postpaid	5,705	5,290	7.8%
Prepaid	1,266	1,234	2.6%
Total	6,971	6,524	6.9%
Proportion of subscriber base that is postpaid (%)	81.8	81.1	0.7	pts.
Digital POP (1) coverage (millions) (2)	33.8	33.1	2.1%
HSPA+ POP coverage (millions) (2)	33.1	31	~ 6.7%

	Years ended December 31
	2010	2009	Change
Subscriber gross additions (000s)
Postpaid	1,160	1,036	12.0%
Prepaid	550	563	(2.3)%
Total	1,710	1,599	6.9%
Subscriber net additions (000s)
Postpaid	415	379	9.5%
Prepaid	32	27	18.5%
Total	447	406	10.1%
ARPU (3) ($)	57.64	58.46	(1.4)%
Churn, per month (3) (%)	1.57	1.58	(0.01	)pts.
Average monthly minutes of use per subscriber (MOU)	361	392	(7.9)%
COA (4) per gross subscriber addition (3) ($)	350	337	3.9%
Retention spend to network revenue (3) (%)	11.6	10.9	0.7	pts.
EBITDA to network revenue (%)	44.0	44.0	—

(1)    POP is an abbreviation for population. A POP refers to one person living in a population area that is wholly or substantially included in the coverage area.

(2)    Including roaming/resale and network-sharing agreements, principally with Bell Canada.

(3)    See Section 11.3 Definitions of key wireless operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not measures defined under Canadian or U.S. GAAP.

(4)    Cost of acquisition.

Operating expenses – wireless segment	Years ended December 31
($ millions)	2010	2009	Change
Equipment sales expenses	1,015	845	20.1%
Network operating expenses	640	621	3.1%
Marketing expenses	440	422	4.3%
General and administration (G&A) expenses
Salaries, benefits and employee-related costs	596	581	2.6%
Other G&A expenses	321	321	—
Operations expense	3,012	2,790	8.0%
Restructuring costs	4	12	(66.7)%
Total operating expenses	3,016	2,802	7.6%

Wireless segment total operating expenses increased by $214 million in 2010 when compared to 2009.

•      Equipment sales expenses increased by $170 million in 2010 when compared to 2009. The increase was primarily due to higher acquisition and retention volumes, as well as higher per-unit costs to support increased smartphone loading for both new client acquisitions and the migration of existing clients, notably including a higher proportion of upgrades to Apple iPhones and RIM BlackBerrys. In 2010, this category also includes full-year results from Black’s Photo, acquired in September 2009.

•      Network operating expenses increased by $19 million or 3.1% in 2010 when compared to 2009, which reflects increasing network efficiency as indicated by network revenue growth of 5.0%. The increase in network expense reflects growth in roaming volumes, slightly higher revenue-share and licensing costs, and the introduction of regulated e911 fees for wireless subscribers in Quebec, partly offset by lower roaming costs from reduced rates. Lower negotiated revenue-share and licensing rates were more than offset by increases in revenue-share volumes to third parties and licensing volumes to service providers as a result of the continued penetration of smartphones.

•      Marketing expenses increased by $18 million in 2010 when compared to 2009, principally due to higher commissions related to higher volumes, partly offset by lower advertising expenses in 2010 due to the initial launch of the HSPA+ network in November 2009.

COA per gross subscriber addition increased by $13 or 3.9% in 2010, when compared to 2009, due to higher per-unit subsidy costs driven by a higher smartphone mix, and to a lesser extent higher commissions to support an increasing number of higher value smartphone devices. This was partly offset by a favourable U.S. dollar exchange rate compared to 2009, higher advertising and promotion expenditures in the fourth quarter of 2009 to support the HSPA+ network launch, and increased gross additions in 2010 creating improved efficiency of advertising and promotion expenditures per gross addition.

Retention costs as a percentage of network revenue increased to 11.6% in 2010, as compared to 10.9% in 2009. The retention cost ratio increased due to higher retention volumes related to a larger subscriber base and a significantly larger volume of clients migrating to smartphones, typically upgrades to HSPA devices, partly offset by improving network revenue growth, lower commissions per retention subscriber and a favourable U.S. dollar exchange rate compared to 2009.

•      Total G&A expenses increased by only $15 million, or 1.7%, in 2010 when compared to 2009, reflecting improved efficiency in supporting the subscriber base, which grew by 6.9%.

Salaries, benefits and employee-related costs increased by $15 million year-over-year, as higher 2010 performance bonus accruals due to improved financial and operating results and inclusion of a full year of Black’s Photo expenses in 2010 were partly offset by reductions in domestic FTE employees. Other G&A expenses were unchanged year-over-year, as inclusion of a full year of expenses from Black’s Photo and increased external labour costs to support the growing subscriber base, were offset by lower bad debt expenses and supplemented by one-time operating savings in the first quarter of 2010. Bad debt expense decreased by $25 million, reflecting lower involuntary subscriber churn from an improved economy.

•      Restructuring costs decreased by $8 million in 2010 when compared to 2009. See discussion in Section 5.3.

	Years ended December 31
EBITDA – wireless segment	2010	2009	Change
EBITDA ($ millions)	2,031	1,933	5.1%
EBITDA margin (%)	40.2	40.8	(0.6	)pts.

Wireless segment EBITDA increased by $98 million in 2010 when compared to 2009. This reflects improvement in terms of data revenue growth, postpaid subscriber growth, lower voice ARPU erosion and lower bad debt expenses. Wireless margins were pressured in 2010 primarily due to higher combined acquisition and retention costs associated with higher volumes and continued smartphone adoption following the launch in late 2009 of the new HSPA+ network and related devices such as the iPhone, earlier availability of the latest BlackBerry devices, and increased competitive intensity driving higher handset subsidies.

5.5 Wireline segment

Operating revenues – wireline segment	Years ended December 31
($ millions)	2010	2009	Change
Data	2,268	2,146	5.7%
Voice local	1,684	1,856	(9.3)%
Voice long distance	530	619	(14.4)%
Other	283	278	1.8%
External operating revenue	4,765	4,899	(2.7)%
Intersegment revenue	155	134	15.7%
Total operating revenue	4,920	5,033	(2.2)%

Total wireline segment revenue decreased $113 million in 2010 when compared to 2009.

•      Wireline data revenues increased by $122 million in 2010 when compared to 2009. The increase resulted from: (i) strong subscriber growth in TELUS TV services; (ii) increased Internet, enhanced data and hosting services; (iii) higher managed workplace revenues including a high margin software application sale in the first quarter of 2010; and to a lesser extent, (iv) increased data equipment sales. These increases were partly offset by declining legacy basic data services.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Internet subscribers
High-speed	1,167	1,128	3.5%
Dial-up	62	87	(28.7)%
Total	1,229	1,215	1.2%
TELUS TV subscribers (1)	314	170	84.7%

Wireline operating indicators

	Years ended December 31
(000s)	2010	2009	Change
Internet subscriber net additions (losses)
High-speed	39	37	5.4%
Dial-up	(25)	(37)	32.4%
Total	14	—	n/m
TELUS TV subscriber net additions (1)	144	92	56.5%

n/m – not meaningful.

(1)    Includes Optik TV and TELUS Satellite TV subscribers.

The Company launched its new Optik TV and Optik High Speed Internet service brands in June 2010, as described in Section 2. This launch, combined with enhanced bundling capabilities and retention offers, positively impacted TV and high-speed subscriber additions in the second half of 2010 relative to the second half of 2009 and the first half of 2010. In addition, offers by the primary cable-TV competitor in Western Canada were scaled back in the second half of 2010. TELUS upgraded a significant portion of its IP TV subscribers to Microsoft Mediaroom technology in 2010, with a plan to fully migrate the rest of the subscriber base in 2011.

•      Voice local revenue decreased by $172 million in 2010 when compared to 2009. The decrease continues to reflect lower basic access and enhanced voice service revenues caused by competition for residential subscribers, the consequent decline in local residential access lines and matching of competitive offers, and technological substitution by wireless and Internet-based services. The decrease also reflects a decline in business voice lines from technological substitution to data services, competitor activity including price competition, and cautious business spending.

Wireline operating indicators

	As at December 31
(000s)	2010	2009	Change
Network access lines (NALs) (1)
Residential	2,046	2,223	(8.0)%
Business	1,693	1,743	(2.9)%
Total	3,739	3,966	(5.7)%

	Years ended December 31
(000s)	2010	2009	Change
Net (losses) additions in NALs
Residential	(177)	(175)	(1.1)%
Business	(50)	(35)	(42.9)%
Total	(227)	(210)	(8.1)%

(1)    As a result of a periodic subscriber measurement review and correction during the first quarter of 2010, historical NALs were restated for the prior periods commencing in 2007. Total NALs at December 31, 2009, reflect a reduction of 15,000 residential NALs from the figure reported in the 2009 MD&A, in respect of TELUS TV subscribers who did not subscribe to voice lines, but were inadvertently included in NAL counts. Business NALs were reduced by 67,000 from the figure reported in the 2009 MD&A due to the cleanup and removal of inaccurate subscriber records as part of the integration of billing and subscriber reporting processes, as well as the consistent application of industry measurement practices across TELUS.

Residential NALs continue to be affected by wireless and Internet-based technological substitution for local services, as well as promotional activity by primary cable-TV competitors in the Company’s incumbent areas of B.C., Alberta and Eastern Quebec. Residential NAL losses improved in the second half of 2010 relative to the loss experience in the second half of 2009 and the first half of 2010 due to the Company’s enhanced bundling capabilities resulting from its expanded TV offering with Optik TV and the provision of competitive retention offers.

Business NAL losses in 2010 reflect increased competition in the small and medium business market, conversion of voice lines to more efficient IP services, cautious business spending, and slower growth in data lines due to the completion of some large enterprise deals that also included large private IP networks. Growth in certain data services such as private IP networks is not measured by business NAL counts, and conversion of legacy voice services to IP services results in an overall decrease in business NALs.

•      Voice long distance revenue decreased by $89 million in 2010 when compared to 2009. The decrease reflects ongoing industry-wide price competition, losses of local subscribers, and technological substitution to wireless and Internet-based services.

•      Other revenue increased by $5 million in 2010 when compared to 2009. The increase included $8 million of revenue recognized from CRTC Telecom Decision 2010-900 Review of the large incumbent local exchange carriers’ support structure service rates partly offset by lower voice equipment sales.

•      Intersegment revenue represents services provided by the wireline segment to the wireless segment and is eliminated upon consolidation together with the associated expense in the wireless segment.

Operating expenses – wireline segment	Years ended December 31
($ millions)	2010	2009	Change
Salaries, benefits and employee-related costs	1,715	1,811	(5.3)%
Other operations expenses	1,523	1,486	2.5%
Operations expenses	3,238	3,297	(1.8)%
Restructuring costs	70	178	(60.7)%
Total operating expenses	3,308	3,475	(4.8)%

Total wireline operating expenses decreased by $167 million in 2010 when compared to 2009.

•      Salaries, benefits and employee-related expenses decreased by $96 million in 2010 when compared to 2009. The decrease primarily reflects lower base salaries from fewer domestic FTE employees and continued reduction of discretionary employee-related expenses such as travel, partly offset by labour rate inflation in 2010, increased employee performance bonus compensation expenses due to improved financial and operating results, and increased defined benefit plan expenses.

•      Other operations expenses increased by $37 million in 2010 when compared to 2009. The increase reflects higher TELUS TV programming and material costs related to the 85% increase in the subscriber base, and higher advertising and promotions costs, partly offset by lower transit and termination costs due to lower rates, supplier credits, lower cost of goods sold related to lower overall equipment sales, and one-time operating savings in the first quarter of 2010.

•      Restructuring costs decreased by $108 million in 2010 when compared to 2009. See discussion in Section 5.3.

	Years ended December 31
EBITDA - wireline segment	2010	2009	Change
EBITDA ($ millions)	1,612	1,558	3.5%
EBITDA margin (%)	32.8	31.0	1.8	pts.

Wireline segment EBITDA increased by $54 million in 2010 when compared to 2009. Improvement in the EBITDA margin resulted from lower restructuring costs and operating savings realized from efficiency initiatives to mitigate declining voice revenues, supplemented by a high margin software application sale in the first quarter of 2010, partially offset by increased costs associated with the growth in TELUS TV services.

6.     Changes in financial position

Changes in the Consolidated statements of financial position for the year ended December 31, 2010, are as follows:

Financial position as at:	December 31
($ millions)	2010	2009	Changes		Explanation of the change
Current assets
Cash and temporary investments, net	17	41	(24)	(59)%	See Section 7: Liquidity and capital resources
Accounts receivable	917	694	223	32%

The increase includes a $100 million reduction in proceeds from securitized accounts receivable (see Section 7.6), as well as increased receivables due to the growing wireless postpaid subscriber base and increase in postpaid ARPU

Income and other taxes receivable	56	16	40	n/m	Reflects an increase in accrued recoveries for income and other taxes receivable, net of refunds received
Inventories	283	270	13	5%	Mainly an increase in wireless dealer inventories
Prepaid expenses	113	105	8	8%	Mainly an increase in prepaid maintenance contracts net of amortization
Derivative assets	4	1	3	n/m	—
Current liabilities
Accounts payable and accrued liabilities	1,495	1,385	110	8%	Reflects an increase in fourth quarter capital and operating expenditures payable, and increased semi-annual interest payable
Income and other taxes payable	6	182	(176)	(97)%	Primarily reflects final income tax payments in the first quarter of 2010 for the 2009 tax year and 2010 instalments substantially paid during the year
Restructuring accounts payable and accrued liabilities	111	135	(24)	(18)%	Payments exceeded new obligations from restructuring initiatives
Dividends payable	169	150	19	13%	Primarily reflects the 10.5% increase in the dividend rate for the fourth quarter 2010 dividend, as compared to the fourth quarter of 2009
Advance billings and customer deposits	658	674	(16)	(2)%	Includes reclassification of $81 million of the price cap deferral account to Non-current liabilities, net of increased billings due to subscriber growth
Current maturities of long-term debt	743	82	661	n/m

The balance at December 31, 2010, includes $736 million for 8% U.S. dollar Notes maturing in June 2011 after partial redemption of the Notes outstanding on September 2. Two smaller issues totalling $80 million that were current at December 31, 2009, matured and were repaid in 2010. See Section 7.3. The residual amounts are capital leases

Derivative liabilities	419	62	357	n/m

The December 31, 2010, balance and net change from December 31, 2009, includes $404 million for derivative liabilities associated with the June 2011 maturity of U.S. dollar Notes after fair value adjustments and termination of the portion associated with the partial redemption of Notes on September 2. This was partly offset by fair value adjustments for share option and restricted share unit hedges, and unwinding option hedges

Current portion of future income taxes	348	294	54	18%

Primarily due to changes in the accounting classification of related liabilities between current and long-term, reduction in reserves for income tax purposes and changes in partnership income that will be allocated over the next 12 months

Working capital (1)	(2,559)	(1,837)	(722)	(39)%

Primarily due to the remaining balance of U.S. dollar Notes maturing in June 2011 and associated derivative liabilities (see Section 7.3), partly offset by higher receivables and lower income taxes payable

(1) Current assets subtracting Current liabilities.

Changes in financial position, continued from the previous page.

Financial position as at:	December 31,
($ millions)	2010	2009	Changes		Explanation of the change
Non-current assets
Property, plant and equipment, net	7,722	7,729	(7)	—%	See Capital expenditures in Section 7.2 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	5,134	5,148	(14)	—%

See Capital expenditures in Section 7.2 Cash used by investing activities and Amortization in Section 5.3 Consolidated operations. Included in the balances for both periods are wireless spectrum licences of $3,849 million

Goodwill, net	3,572	3,572	—	—	—
Other long-term assets	1,744	1,602	142	9%	Primarily pension plan funding and amortization of transitional pension assets
Investments	37	41	(4)	(10)%	Dispositions and write-downs of small investments were partially offset by new investments
Non-current liabilities
Long-term debt	5,313	6,090	(777)	(13)%

The decrease primarily reflects reclassification of U.S. dollar Notes maturing in June 2011 to Current liabilities, and a $363 million decrease in commercial paper, net of a $1 billion Note issue in July 2010

Other long-term liabilities	638	1,271	(633)	(50)%

The decrease primarily reflects reclassification of the $721 million derivative liability associated with the U.S. dollar Notes maturing in June 2011 to Current liabilities, partly offset by reclassification of $81 million of the price cap deferral account from Current liabilities

Future income taxes	1,498	1,319	179	14%	An increase in future taxes on long-term assets and liabilities partly offset by a reclassification to the Current portion of future income taxes
Owners’ equity
Common Share and Non-Voting Share equity	8,179	7,554	625	8%

Mainly Net income of $1,034 million and Other comprehensive income of $54 million, less declared dividends of $642 million, and adding back $150 million for treasury shares issued for dividends reinvested in Non-Voting Shares under the dividend re-investment plan

Non-controlling interests	22	21	1	5%	Net income of $4 million attributable to non-controlling interests less dividends of $3 million paid by a subsidiary to a non-controlling interest

7.     Liquidity and capital resources

The discussion in this section is qualified by the Caution regarding forward-looking statements at the beginning of the MD&A.

The Company’s capital structure financial policies, financing plan and results are described in Section 4.3. In the normal course, the Company has generated annual cash flow from operations exceeding annual capital investment needed to support business growth and re-invest in technology. In both 2010 and 2009, cash provided by operating activities exceeded cash used by investing activities, long-term debt was reduced and the average term to maturity of debt was extended through financing activities.

Summary of Consolidated statements of cash flows	Years ended December 31
($ millions)	2010	2009	Change
Cash provided by operating activities	2,546	2,904	(12.3)%
Cash (used) by investing activities	(1,707)	(2,128)	19.8%
Cash (used) by financing activities	(863)	(739)	(16.8)%
Increase (decrease) in cash and temporary investments, net	(24)	37	—
Cash and temporary investments, net, beginning of period	41	4	—
Cash and temporary investments, net, end of period	17	41	(58.5)%

7.1 Cash provided by operating activities

Cash provided by operating activities decreased by $358 million in 2010 when compared to 2009. Year-over-year comparative changes in cash flow included:

•      Changes in proceeds from securitized accounts receivable (included in Net change in non-cash working capital on the consolidated statements of cash flow) are a use of cash when proceeds are reduced and a source of cash when proceeds are increased. Proceeds were reduced by $100 million in 2010, as compared to an increase of $200 million in 2009, for a comparative decrease in cash flow of $300 million. (See Section 7.6 Accounts receivable sale.)

•      EBITDA — excluding restructuring costs increased by $36 million in 2010 when compared to 2009.

•      Employer contributions to defined benefit plans in excess of the defined benefit expense decreased by $51 million in 2010 when compared to 2009. The Company made a voluntary one-time pension contribution of $200 million in January 2011. (See Section 1.5.)

•      Interest paid decreased by $96 million in 2010 when compared to 2009. The decrease resulted from lower losses on early redemption of U.S. dollar Notes ($52 million in September 2010 as compared to $99 million in December 2009), as well as lower interest rates on the $2 billion of Series CG and CH notes issued to fund the two partial early redemptions of the U.S. dollar Notes, and the change in timing of semi-annual interest payments on the Series CH Notes to January and July as compared to June and December on the redeemed Notes. (See Section 7.3.)

•      Interest received decreased by $51 million in 2010 when compared to 2009, mainly due to higher receipts of interest on the settlement of tax-related matters in 2009.

•      Income tax payments net of recoveries were $311 million in 2010 or higher net payments of $45 million, primarily due to the receipt of higher income tax recoveries in 2009 together with a slight increase in instalments in 2010.

•      Other changes in non-cash working capital.

7.2 Cash used by investing activities

Cash used by investing activities decreased by $421 million in 2010 when compared to 2009, principally due to lower capital expenditures and an acquisition in 2009.

Capital expenditures	Years ended December 31
($ millions, except capital intensity)	2010	2009	Change
Wireless segment	463	770	(39.9)%
Wireline segment	1,258	1,333	(5.6)%
Total capital expenditures	1,721	2,103	(18.2)%
EBITDA less capital expenditures (1)	1,922	1,388	38.5%
Capital intensity (2) (%)	18	22	(4	)pts.

(1)    See Section 11.1 EBITDA for the calculation and description.

(2)    Capital intensity is calculated as capital expenditures divided by operating revenues. This measure provides a basis for comparing the level of capital expenditures to other companies of varying size within the same industry.

Total capital expenditures decreased by $382 million in 2010 when compared to 2009. EBITDA less capital expenditures increased by $534 million in 2010 when compared to 2009.

•      Wireless segment

Capital expenditures decreased by $307 million in 2010 when compared to 2009 due to the major activity in the prior year to construct the HSPA+ network, which was substantially completed and launched in November 2009, as well as lower expenditures for the mature CDMA network. This was partly offset by new expenditures for increased capacity as well as the HSPA+ dual-cell technology project begun in the second half of 2010 that is expected to approximately double the data download speed of the network. (See Section 2 — Building national capabilities.)

Wireless capital intensity decreased to 9% in 2010 from 16% in 2009. Wireless cash flow (EBITDA less capital expenditures) was $1,568 million in 2010, up by $405 million or 35% year-over-year.

•      Wireline segment

Capital expenditures decreased by $75 million in 2010 when compared to 2009, due to lower expenditures for the largely completed ADSL2+ network technology upgrade, partly offset by increased expenditures for TELUS Optik TV, VDSL2 and gigabit passive optical network (GPON) technology, pushing fibre deeper into the network and shortening loop lengths from the home, as well as efficiency initiatives including service delivery improvement, workforce management and purchase of a leased building to facilitate consolidation of contact centre real estate space.

Wireline capital intensity remained at 26% in 2010, unchanged from 2009. Wireline cash flow (EBITDA less capital expenditures) improved to $354 million in 2010, up by $129 million or 57% year-over-year.

7.3 Cash (used) provided by financing activities

Net cash used by financing activities increased by $124 million in 2010 when compared to 2009.

•      Cash from Common Shares and Non-Voting Shares issued was $15 million in 2010 as compared to $1 million in 2009.

•      Cash dividends paid to holders of Common Shares and Non-Voting Shares were $473 million in 2010, comprised of dividends declared net of amounts reinvested in TELUS Non-Voting Shares issued from treasury at a 3% discount under the Company’s dividend reinvestment and share purchase (DRISP) program. In 2009, cash dividend payments were $602 million and no shares were issued from treasury in respect of reinvested dividends. Effective March 1, 2011, TELUS will change the practice of issuing shares from treasury at a 3% discount and switch to purchasing shares from the open market with no discount (see Section 4.3).

•      Bank facilities and commercial paper

The Company often shifts among short-term financing sources to take advantage of interest cost differentials. In 2010, commercial paper was reduced by $363 million to $104 million at December 31, 2010. No amounts were drawn against the 2012 credit facility at December 31, 2010 (unchanged from December 31, 2009).

In 2009, commercial paper increased by $35 million to $467 million at December 31, while net amounts drawn on the 2012 credit facility were reduced by $980 million to $nil in the second quarter of 2009, primarily as a result of the successful Note issue in May 2009.

•      Maturity and repayment of smaller debt issues in 2010

The Company repaid $50 million for matured 12% TCI Debentures in May 2010 and $30 million for matured 11.5% TCI First Mortgage Bonds in July 2010.

•      Long-term debt issue in July 2010 with early partial redemption of U.S. dollar Notes in September 2010

On July 23, 2010, the Company successfully closed a public offering of 5.05%, Series CH Notes maturing in July 2020, for gross proceeds of $1 billion. These Notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to the greater of (i) the present value of the Notes discounted at the Government of Canada yield plus 47 basis points, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

Net proceeds of approximately $993 million were used to fund the early partial redemption of U.S.$607 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes. The U.S. dollar Notes have an effective interest rate of approximately 8.5%. The early redemption resulted in a third quarter, pre-tax charge of $52 million, or after tax, approximately $37 million or 12 cents per share.

These financing activities, as well as a similar Note issue and early partial redemption in December 2009, reduced the face value of long-term debt maturing in June 2011 by approximately U.S.$1.2 billion and extended the average maturity of long-term debt to 5.7 years at December 31, 2010 (five years at December 31, 2009).

•      Long-term debt issues in May and December 2009 with early partial redemption of U.S. dollar Notes in December 2009

The comparative consolidated statement of cash flows for 2009 reflects a successful $700 million public offering in May of 4.95%, Series CF Notes maturing in May 2014. In December, the Company also successfully closed a $1 billion public offering of 5.05%, Series CG Notes maturing in December 2019. The net proceeds of the December issue were used to fund the early partial redemption of U.S.$577 million of the Company’s publicly held U.S. dollar, 8% Notes with a June 2011 maturity, as well as payments to terminate cross currency interest rate swaps associated with the redeemed Notes.

7.4 Liquidity and capital resource measures

Liquidity and capital resource measures
As at, or years ended, December 31	2010	2009	Change
Components of debt and coverage ratios (1) ($ millions)
Net debt	6,869	7,312	(443)
Total capitalization – book value	15,088	14,959	129
EBITDA – excluding restructuring costs	3,717	3,681	36
Net interest cost	510	532	(22)
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (%)	93	87	6	pts.
Average term to maturity of debt (years)	5.7	5.0	0.7
Net debt to total capitalization (%) (1)(2)	45.5	48.9	(3.4	)pts.
Net debt to EBITDA – excluding restructuring costs (1)(2)	1.8	2.0	(0.2)
Coverage ratios (times) (1) (2)
Earnings coverage	3.8	3.1	0.7
EBITDA – excluding restructuring costs interest coverage	7.3	6.9	0.4
Other measures (2)
Free cash flow ($ millions) (3)	947	485	462

Dividend payout ratio (1) of adjusted net earnings (%)	65	67	(2	)pts.
Dividend payout ratio (1) (%)	65	61	4	pts.

(1)    See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)    See Section 8.2.4 for pro forma differences in measures under IFRS for fiscal 2010.

(3)    See Section 11.2 Free cash flow for the definition and calculation.

The decrease in Net debt at December 31, 2010, as compared to one year earlier, includes maturity and repayment of $80 million of long-term debt in 2010, a reduction in commercial paper, reduced proceeds from securitized accounts receivable and partial redemption of U.S. dollar Notes in September 2010, offset by a Note issue in July 2010. The $129 million increase in total capitalization resulted from increased retained earnings and Non-Voting Share capital, partly offset by lower net debt.

The proportion of debt on a fixed-rate basis was 93% at December 31, 2010, up from 87% one year earlier primarily due to lower outstanding commercial paper. The average term to maturity of debt was 5.7 years at December 31, 2010, up from 5.0 years at December 31, 2009, primarily due to the 10-year Note issue in July 2010 and the early partial redemption in September 2010 of U.S. dollar Notes due June 1, 2011.

The earnings coverage ratio was 3.8 times in 2010, up from 3.1 times in 2009. A decrease in long-term interest expense, including losses on long-term debt redemption, increased the ratio by 0.6, and higher income before income taxes and long-term interest expense increased the ratio by 0.1.

The EBITDA (excluding restructuring costs) interest coverage ratio for 2010 was 7.3 times, up from 6.9 times in 2009, due mainly to lower redemption premiums on long-term debt and higher EBITDA before restructuring costs, partly offset by net interest costs including lower interest income from tax settlements. The ratios, adjusted to exclude losses on redemption of debt of $52 million in 2010 and $99 million in 2009, were 7.8 times and 8.5 times, respectively, in 2010 and 2009.

Free cash flow (FCF) increased by $462 million in 2010 when compared to 2009. The increase resulted mainly from lower capital expenditures, higher EBITDA excluding restructuring costs and lower interest paid, partly offset by higher income tax payments and lower interest received on the settlement of prior years’ tax matters. See FCF details in Section 11.2.

The Company’s strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, are expected to provide reasonable access to capital markets.

TELUS’ long-term financial policies and guidelines are:

•      Net debt to EBITDA — excluding restructuring costs of 1.5 to 2.0 times

The ratio at December 31, 2010 was 1.8 times.

•      Dividend payout ratio target guideline of 55 to 65% of sustainable net earnings

The target guideline is on a prospective basis, rather than on a trailing basis. The current guideline was approved by the Board on May 4, 2010, and signals management and Board confidence in the outlook of the Company. The previous guideline was 45 to 55%.

7.5 Credit facilities

At December 31, 2010, TELUS had available liquidity exceeding $1.8 billion from unutilized credit facilities, as well as availability of $100 million under its accounts receivable securitization program (see Section 7.6), consistent with the Company’s objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities at December 31, 2010

($ in millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Five-year revolving facility (1)	May 1, 2012	2,000	—	(117)	(104)	1,779
Other bank facilities	—	61	(2)	(3)	—	56
Total	—	2,061	(2)	(120)	(104)	1,835

(1)    Canadian dollars or U.S. dollar equivalent.

TELUS’ revolving credit facilities contain customary covenants, including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4 to 1 (approximately 1.8 to 1 at December 31, 2010) and not permit its consolidated Coverage Ratio (EBITDA to interest expense on a trailing 12-month basis) to be less than 2 to 1 (approximately 7.3 to 1 at December 31, 2010) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreements as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of property, plant and equipment, intangible assets and goodwill for accounting purposes. See Business policy assessment in Section 8.2.5 for discussion of the covenants after TELUS’ changeover to IFRS on January 1, 2011. Continued access to TELUS’ credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

7.6 Accounts receivable sale

TELUS Communications Inc. (TCI), a wholly owned subsidiary of TELUS, is a party to an agreement with an arm’s-length securitization trust associated with a major Schedule I Canadian bank, under which TCI is able to sell an interest in certain of its trade receivables, for an amount up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.

TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded as of February 24, 2011.

Balance of proceeds from securitized receivables ($ millions)	2010, Dec. 31	2010, Sept. 30	2010, June 30	2010, Mar. 31	2009, Dec. 31	2009, Sept. 30	2009, June 30	2009, Mar. 31
	400	400	400	400	500	400	400	300

7.7 Credit ratings

TELUS believes its adherence to its stated financial policies and resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets. (See Section 10.6 Financing and debt requirements.)

7.8 Financial instruments, commitments and contingent liabilities

Financial instruments (Note 5 of the Consolidated financial statements)

The Company’s financial instruments and the nature of risks that they may be subject to are set out in the following table:

Risks
Market risks
Financial instrument	Credit	Liquidity	Currency	Interest rate	Other price
Measured at cost or amortized cost
Cash and temporary investments	X		X	X
Accounts receivable	X		X
Accounts payable		X	X
Restructuring accounts payable		X
Short-term obligations		X		X
Long-term debt		X	X	X
Measured at fair value
Short-term investments				X	X
Long-term investments					X
Foreign exchange derivatives(1)	X	X	X
Share-based compensation derivatives(1)	X	X			X
Cross currency interest rate swap derivatives(1)	X	X	X	X

(1)    Use of derivative financial instruments is subject to a policy which requires that no derivative transaction be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the creditworthiness of the transaction counterparties.

Credit risk

Credit risk associated with cash and temporary investments is minimized substantially by ensuring that these financial assets are placed with governments, major financial institutions that have been accorded strong investment grade ratings by a primary rating agency, and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Credit risk associated with accounts receivable is minimized by the Company’s large and diverse customer base, which covers substantially all consumer and business sectors in Canada. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary. The Company maintains allowances for potential credit losses, and any such losses to date have been within management’s expectations. As at December 31, 2010, the weighted average life of past-due customer accounts receivable is 59 days (2009 — 72 days).

The Company must make significant estimates in respect of the allowance for doubtful accounts. Current economic conditions, historical information, why the accounts are past-due and line of business from which the customer accounts receivable arose are all considered when determining whether past due accounts should be allowed for; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer account receivable. The provision for doubtful accounts is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the provision for doubtful accounts.

Aside from the normal customer accounts receivable credit risk associated with its retained interest, the Company has no continuing exposure to credit risk associated with its trade receivables, which are sold to an arm’s-length securitization trust.

Counterparties to the Company’s cross currency interest rate swap agreements, share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. The Company does not give or receive collateral on swap agreements and hedging items due to its credit rating and those of its counterparties. While the Company is exposed to credit losses due to the non-performance of its counterparties, the Company considers the risk of this remote. The Company’s derivative liabilities do not have credit-risk-related contingent features.

Liquidity risk

As a component of capital structure financial policies, discussed under Section 4.3 Liquidity and capital resources, the Company manages liquidity risk by maintaining a daily cash pooling process, which enables the Company to manage its liquidity surplus and liquidity requirements according to the actual needs of the Company and its subsidiaries, by maintaining bilateral bank facilities and syndicated credit facilities, by maintaining a commercial paper program, by the sales of trade receivables to an arm’s-length securitization trust, by continuously monitoring forecast and actual cash flows and by managing maturity profiles of financial assets and financial liabilities.

The Company has significant debt maturities in future years. As at December 31, 2010, the Company has access to a shelf prospectus, in effect until October 2011, pursuant to which it can offer $2 billion of debt or equity securities. The Company has credit facilities available, including a $2 billion facility until 2012 (see Section 7.5 Credit facilities). The Company believes that its investment grade credit ratings provide reasonable access to capital markets.

Currency risk

The Company’s functional currency is the Canadian dollar, but it regularly transacts in U.S. dollars due to certain routine revenues and operating costs being denominated in U.S. dollars, as well as sourcing some inventory purchases and capital asset acquisitions internationally. The U.S. dollar is the only foreign currency to which the Company has a significant exposure.

The Company’s foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options on an exception basis only.

The Company is also exposed to currency risks in that the fair value or future cash flows of its U.S. dollar denominated long-term debt will fluctuate because of changes in foreign exchange rates. Currency hedging relationships have been established for the related semi-annual interest payments and principal payment at maturity.

Interest rate risk

Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term investments, short-term obligations, long-term debt and/or cross currency interest rate swap derivatives.

When the Company has temporary investments, they have short maturities and fixed rates, thus their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows do not change due to changes in market interest rates.

If the balance of short-term investments includes debt instruments and/or dividend-paying equity instruments, the Company could be exposed to interest rate risks.

As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

In respect of the Company’s currently outstanding long-term debt, other than for commercial paper and amounts drawn on its credit facilities, it is all fixed-rate debt. The fair value of fixed-rate debt fluctuates with changes in market interest rates; absent early redemption and/or foreign exchange rate fluctuations, the related future cash flows do not change. Due to the short maturities of commercial paper, its fair values are not materially affected by changes in market interest rates but its cash flows representing interest payments may be if the commercial paper is rolled over.

Amounts drawn on the Company’s short-term and long-term credit facilities will be affected by changes in market interest rates in a manner similar to commercial paper.

Similar to fixed-rate debt, the fair value of the Company’s cross currency interest rate swap derivatives fluctuates with changes in market interest rates as the interest rate swapped to is fixed; absent early redemption, the related future cash flows do not change due to changes in market interest rates.

Other price risk

If the balance of short-term investments includes equity instruments, the Company would be exposed to equity price risks. The Company is exposed to equity price risks arising from long-term investments classified as available-for-sale. Such investments are held for strategic rather than trading purposes.

The Company is exposed to other price risk arising from cash-settled share-based compensation (appreciating Common Share and Non-Voting Share prices increase both the expense and the potential cash outflow). Cash-settled equity swap agreements have been entered into that establish a cap on the Company’s cost associated with its net-cash settled share options and fix the Company’s cost associated with its restricted stock units.

Market risk

Net income and other comprehensive income for the years ended December 31, 2010 and 2009, could have varied if the Canadian dollar to U.S. dollar foreign exchange rates, market interest rates and the Company’s Common Share and Non-Voting Share prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of the Company’s exposure to currency risk, interest rate risk and other price risk arising from share-based compensation is shown in Note 5(g) of the Consolidated financial statements.

Fair value

The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company’s investments accounted for using the cost method do not exceed their fair values.

The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The fair values of the Company’s long-term debt are based on quoted market prices in active markets. The fair values of the Company’s derivative financial instruments used to manage exposure to interest rate and currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to the Company for financial instruments of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities.

The fair values of the Company’s derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon the Company’s Common Share and Non-Voting Share prices as at the statement of financial position dates).

Commitments and contingent liabilities

Contractual obligations

The Company’s known contractual obligations at December 31, 2010, are quantified in the following table. Interest obligations are included in long-term debt maturities. See Capabilities - Section 4.3 Liquidity and capital resources for a chart of long-term debt principal maturities through 2025.

	Long-term debt maturities (1)				Other long-
($ millions)	All except capital leases	Capital leases	Operating leases (2)	Purchase obligations (3)	term obligations (4),(5)	Total
2011	1,488	8	285	1,291	19	3,091
2012	701	—	253	833	42	1,829
2013	583	—	235	360	31	1,209
2014	958	—	214	102	21	1,295
2015	851	—	200	92	22	1,165
Thereafter	4,266	—	1,146	526	185	6,123
Total	8,847	8	2,333	3,204	320	14,712

(1)    Where applicable, debt maturities reflect hedged foreign exchange rates as at December 31, 2010. Interest payment cash outflows in respect of commercial paper have been calculated based on rates in effect as at December 31, 2010.

(2)    Of the total minimum operating lease payments of $2,333 million, $2,291 million was in respect of land and buildings; approximately 57% was in respect of the Company’s five largest operating leases, all of which were for office premises over various terms, with expiry dates that range between 2016 and 2026. See Note 20(a) of the Consolidated financial statements for further details on operating leases.

(3)    Where applicable, purchase obligations reflect foreign exchange rates as at the current year-end, December 31, 2010. Purchase obligations include future operating and capital expenditures that have been contracted for as at the current year-end and include the most likely estimates of prices and volumes, where necessary. As purchase obligations reflect market conditions at the time the obligation was incurred for the items being purchased, they may not be representative of future years. Obligations from personnel supply contracts and other such labour agreements have been excluded.

(4)    Items that do not result in a future outlay of economic resources, such as deferred gains on sale-leasebacks of buildings and deferred customer activation and connection fees, have been excluded.

(5)    Uncertain income tax positions that could result in current income taxes being payable have been, or will be, substantially funded over the next 12 months.

Guarantees (Note 20(c) of the Consolidated financial statements)

Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. As at December 31, 2010, the Company’s maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS’ directory business, the Company agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company’s proportionate share is 40% through May 2011 and then 15% in the final five years, ending May 2016. As well, should the CRTC take any action that would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred. As at December 31, 2010, the Company has no liability recorded in respect of indemnification obligations.

Claims and lawsuits

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against the Company. As well, the Company has received or is aware of certain potential claims (including intellectual property infringement claims) against the Company and, in some cases, numerous other wireless carriers and telecommunications service providers. In some instances, the matters are at a preliminary stage and the potential for liability and magnitude of potential loss cannot be readily determined currently. It is impossible at this time for the Company to predict with any certainty the outcome of any such claims, potential claims and lawsuits. However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company’s consolidated financial position, excepting the items disclosed in Note 20(d) of the Consolidated financial statements and Section 10.9 Litigation and legal matters.

7.9 Outstanding share information

The total number of outstanding and issuable shares in the following table assumes full conversion of outstanding options and shares reserved for future option grants, at January 31, 2011.

Outstanding shares (millions)	Common Shares	Non-Voting Shares	Total shares
Common equity
Outstanding shares at December 31, 2010	174.9	147.5	322.4	(1)
Outstanding shares at January 31, 2011	174.9	148.9	323.8
Options outstanding and issuable (2) at January 31, 2011	—	29.2	29.2
Outstanding and issuable shares at January 31, 2011	174.9	178.1	353.0

(1)    For the purposes of calculating diluted earnings per share, the number of shares was 321.0 million in 2010.

(2)    Assuming full conversion and ignoring exercise prices.

Outstanding shares at January 31, 2011, include an increase of approximately 1.25 million TELUS Non-Voting Shares issued from treasury under the DRISP for the dividend paid on January 4, 2011. The DRISP participation rate was approximately 32% for the January 4 dividend. TELUS will discontinue the current practice of the issuance of shares from treasury at a 3% discount for reinvesting dividends, and will commence purchases on the open market without discount, effective March 1, 2011. (See Section 4.3.)

8.     Critical accounting estimates and accounting policy developments

8.1 Critical accounting estimates

TELUS’ significant accounting policies are described in Note 1 of the Consolidated financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. Management’s estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s critical accounting estimates are described below and are generally discussed with the Audit Committee each quarter, and refer to Canadian GAAP and IFRS-IASB where noted.

General

•      The Company has considered in determining its critical accounting estimates, trends, commitments, events or uncertainties that it reasonably expects to materially affect the methodology or assumptions, subject to the items identified in the Caution regarding forward-looking statements section of this MD&A.

•      In the normal course, changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions, updating of historical information used to develop the assumptions and changes in the Company’s credit ratings, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimate or from selection of a different estimate from within a valid range of estimates.

•      All critical accounting estimates are uncertain at the time of making the estimate and affect the following Consolidated statements of income and other comprehensive income line items: Income taxes (except for estimates about goodwill) and Net income. Similarly, all critical accounting estimates affect the following Consolidated statements of financial position line items: Current assets (Income and other taxes receivable); Current liabilities (Income and other taxes payable and Current portion of future income taxes (as currently reported)); Future income tax liabilities (Deferred income tax liabilities under IFRS-IASB); and Common Share and Non-Voting Share equity (retained earnings). The discussion of each critical accounting estimate does not differ between the Company’s two segments, wireless and wireline, unless explicitly noted.

•      For fiscal year 2010, critical accounting estimates affected line items on the Consolidated statements of income and other comprehensive income, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income
Operating expenses
Consolidated statements of financial position	Operating revenues	Operations	Depreciation	Amortization of intangible assets	Other expense, net
Accounts receivable		X
Inventories		X
Property, plant and equipment, net			X
Intangible assets, net, and Goodwill, net (1)				X
Investments					X
Price cap deferral account
Advance billings and customer deposits	X
Other long-term liabilities	X
Employee defined benefit pension plans		X	X (2)	X (2)

(1)    Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless segment.

(2)    Accounting estimate impact due to internal labour capitalization rates.

•      After changeover to IFRS on January 1, 2011, described and illustrated in Section 8.2, the Company’s critical accounting estimates affect line items on the Consolidated statements of income and other comprehensive income items, and line items on the Consolidated statements of financial position, as follows:

Consolidated statements of income and other comprehensive income (IFRS-IASB)
Other comprehensive income (Item
		Operating expenses				never
Consolidated statements of financial position (IFRS-IASB)	Operating revenues	Goods and services purchased	Employee benefits expense	Depreciation	Amortization of intangible assets	subsequently reclassified to income)
Accounts receivable		X
Short-term borrowings (securitized accounts receivable)		X
Inventories		X
Property, plant and equipment, net				X
Intangible assets, net, and Goodwill, net (1)					X
Investments	X
Price cap deferral account
Advance billings and customer deposits	X
Provisions (non-current liabilities)	X
Employee defined benefit pension plans			X	X (2)	X (2)	X

(1)    Accounting estimate, as applicable to intangible assets with indefinite lives and goodwill, primarily affects the Company’s wireless cash generating unit.

(2)    Accounting estimate impact due to internal labour capitalization rates.

Accounts receivable

General

•                 The Company considers the business area that gave rise to the accounts receivable, performs statistical analysis of portfolio delinquency trends and performs specific account identification when determining its allowance for doubtful accounts. This information is also used in conjunction with current market-based rates of borrowing to determine the fair value of its residual cash flows arising from accounts receivable securitization. The fair value of the Company’s residual cash flows arising from the accounts receivable securitization is also referred to as its retained interest. As described further in Section 8.2.1, proceeds from the sale of accounts receivable are recorded as Short-term borrowings under IFRS-IASB, rather than a reduction of Accounts receivable (or de-recognition) under Canadian GAAP.

•                 Assumptions underlying the allowance for doubtful accounts include portfolio delinquency trends and specific account assessments made when performing specific account identification. Assumptions underlying the determination of the fair value of residual cash flows arising from accounts receivable securitization include those developed when determining the allowance for doubtful accounts as well as the effective annual discount rate.

•                 These accounting estimates are in respect of the Accounts receivable line item on the Company’s Consolidated statements of financial position comprising approximately 5% of Total assets as at December 31, 2010 (4% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Accounts receivable are approximately 7% of Total assets at December 31, 2010 (approximately 6% at January 1, 2010). If the future were to adversely differ from management’s best estimates of the fair value of the residual cash flows and the allowance for doubtful accounts, the Company could experience a bad debt charge in the future. Such a bad debt charge does not result in a cash outflow.

Key economic assumptions used to determine the fair value of residual cash flows arising from accounts receivable securitization

•                 The estimate of the Company’s fair value of its retained interest could materially change from period to period due to the fair value estimate being a function of the amount of accounts receivable sold, which can vary on a monthly basis. See Note 14 of the Consolidated financial statements for further analysis.

The allowance for doubtful accounts

•                 The estimate of the Company’s allowance for doubtful accounts could materially change from period to period due to the allowance being a function of the balance and composition of accounts receivable, which can vary on a month-to-month basis. The variance in the balance of accounts receivable can arise from a variance in the amount and composition of operating revenues, from a variance in the amount of accounts receivable sold to the securitization trust and from variances in accounts receivable collection performance.

Inventories

The allowance for inventory obsolescence

•                 The Company determines its allowance for inventory obsolescence based upon expected inventory turnover, inventory aging, and current and future expectations with respect to product offerings.

•                 Assumptions underlying the allowance for inventory obsolescence include future sales trends and offerings and the expected inventory requirements and inventory composition necessary to support these future sales offerings. The estimate of the Company’s allowance for inventory obsolescence could materially change from period to period due to changes in product offerings and consumer acceptance of those products.

•                 This accounting estimate is in respect of the Inventories line item on the Company’s Consolidated statements of financial position, which comprises approximately 1% of Total assets at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, Inventories are approximately 1% of Total assets at December 31 and January 1, 2010. If the allowance for inventory obsolescence were inadequate, the Company could experience a charge to operations expense in the future. Such an inventory obsolescence charge does not result in a cash outflow.

Property, plant and equipment, net; Intangible assets, net; and Goodwill, net

General

•                 The Property, plant and equipment, net, line item on the Company’s Consolidated statements of financial position represents approximately 39% of Total assets, as at December 31, 2010 (40% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Property, plant and equipment, net, is approximately 40% of Total assets at December 31 and January 1, 2010.

•                 The Intangible assets, net, line item represents approximately 26% of Total assets, as at December 31, 2010 (27% as at December 31, 2009). Included in Intangible assets, wireless spectrum licences represent approximately 20% of Total assets, as at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information,

Intangible assets are approximately 31% of Total assets at December 31, 2010 (approximately 32% at January 1, 2010), with included wireless spectrum licences being approximately 25% of Total assets at December 31 and January 1, 2010.

•                 The Goodwill line item represents approximately 18% of Total assets, as at December 31, 2010 (19% as at December 31, 2009). Based on unaudited pro forma IFRS-IASB financial information, Goodwill represents approximately 18% of Total assets at December 31 and January 1, 2010.

•                 If TELUS’ estimated useful lives of assets were incorrect, it could experience increased or decreased charges for amortization of intangible assets or depreciation in the future. If the future were to adversely differ from management’s best estimate of key economic assumptions and associated cash flows were to materially decrease, the Company could potentially experience future material impairment charges in respect of its property, plant and equipment assets, its intangible assets or its goodwill. If intangible assets with indefinite lives were determined to have finite lives at some point in the future, the Company could experience increased charges for amortization of intangible assets. Such charges do not result in a cash outflow and of themselves would not affect the Company’s immediate liquidity.

The estimated useful lives of assets; the recoverability of tangible assets

•                 The estimated useful lives of assets are determined by a continuing program of asset life studies. The recoverability of tangible assets is significantly impacted by the estimated useful lives of assets.

•                 Assumptions underlying the estimated useful lives of assets include the life cycle of technology, competitive pressures and future infrastructure utilization plans.

The recoverability of intangible assets with indefinite lives; the recoverability of goodwill

•                 The carrying value of intangible assets with indefinite lives, and goodwill, is periodically tested for impairment and this test represents a significant estimate for the Company.

•                 There is a material degree of uncertainty with respect to the estimates of the reporting units’ fair values given the necessity of making key economic assumptions about the future. The fair value calculation uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections, including economic risk assumptions and estimates of achieving key operating metrics and drivers; the future weighted average cost of capital; and earnings multiples.

•                 See Note 16(d) of the Consolidated financial statements for further discussion of methodology and sensitivity testing.

Investments

The recoverability of long-term investments

•                 The Company assesses the recoverability of its long-term investments on a regular, recurring basis. The recoverability of investments is assessed on a specific identification basis taking into consideration expectations about future performance of the investments and comparison of historical results to past expectations.

•                 The most significant assumptions underlying the recoverability of long-term investments are the achievement of future cash flow and operating expectations. The estimate of the Company’s recoverability of long-term investments could change from period to period due to the recurring nature of the recoverability assessment and due to the nature of long-term investments (the Company does not control the investees).

•                 If the allowance for recoverability of long-term investments were inadequate, the Company could experience an increased charge to Other operating income in the future. Such a provision for recoverability of long-term investments does not result in a cash outflow.

Income tax assets and liabilities

The amount and composition of income tax assets and income tax liabilities, including the amount of unrecognized tax benefits

•                 Assumptions underlying the composition of income tax assets and liabilities, including the amount of unrecognized tax benefits, are based upon an assessment of tax positions as to whether, on their technical merit, they are more likely than not of being sustained upon examination, and then an estimate of the amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with taxing authorities. Such assessments are based upon the applicable income tax legislation, regulations and interpretations, all of which in turn are subject to interpretation.

•                 Current income tax assets and liabilities are estimated based upon the amount of tax that is calculated as being owed to taxing authorities, net of periodic instalment payments. Future income tax liabilities are comprised of the tax effect of temporary differences between the carrying amount and tax basis of assets and liabilities as well as the tax effect of undeducted tax losses. The timing of the reversal of the temporary differences is estimated and the tax rate substantively enacted for the periods of reversal is applied to the temporary differences. The carrying amounts of assets and liabilities are based upon the amounts recorded in the financial statements and are therefore subject to accounting estimates that are inherent in those balances. The tax basis of assets and liabilities, as well as the amount of undeducted tax losses, are based upon the assessment of tax positions and measurement of tax benefits as noted

above. Assumptions as to the timing of reversal of temporary differences include expectations about the future results of operations and cash flows. The composition of income tax liabilities is reasonably likely to change from period to period because of changes in the estimation of these significant uncertainties.

•                 This accounting estimate is in respect of material asset and liability line items on the Company’s Consolidated statements of financial position comprising less than 1% of Total assets and approximately 9% of Total liabilities and owners’ equity at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, this accounting estimate is in respect of material asset and liability line items comprising less than 1% of Total assets and approximately 9% of Total liabilities and owners’ equity at December 31 and January 1, 2010. If the future were to adversely differ from management’s best estimate of the likelihood of tax positions being sustained, the amount of tax benefit that is greater than 50% likely of being realized, the future results of operations, the timing of reversal of deductible temporary differences and taxable temporary differences, and the tax rates applicable to future years, the Company could experience material future income tax adjustments. Such future income tax adjustments could result in an acceleration of cash outflows at an earlier time than might otherwise be expected.

Advance billings and customer deposits / Other long-term liabilities (Provisions under IFRS-IASB)

The accruals for CRTC deferral account liabilities

•                 The deferral account concept was introduced by the CRTC in 2002, requiring the Company to maintain rates for residential basic services provided in non-high cost serving areas, rather than lower the rates, and defer the income statement recognition of a portion of the monies received in a deferral account, from June 2002 to May 2006. The use of deferral account funds was restricted and subject to a number of court appeals including appeals to the Supreme Court of Canada by consumer interest groups, Bell Canada and TELUS. The Supreme Court dismissed all appeals in September 2009.

On August 31, 2010, in Telecom Decision 2010-639, the CRTC finalized the deferral account balance for TELUS and issued its determination on the use of the Company’s deferral account funds. The CRTC also determined that the deferral accounts should have continued to accrue interest in 2010, whereas TELUS had accrued interest to May 31, 2006. This resulted in TELUS recording an additional $15 million charge in Financing costs in the third quarter of 2010. The Company is supporting Bell Canada’s request to the CRTC to review and vary the determination of interest, since consumer group court appeals and the extended Commission review process for communities proposed by the ILECs for broadband expansion contributed to the delay in the CRTC’s decision on the disposition of the deferral account balance.

The CRTC directed TELUS to rebate approximately $54 million to residential customers in non-high cost serving areas (urban areas), allowing the Company flexibility in the method of rebate, including promotional offerings for related or unrelated products or services of greater value than a cash rebate — such promotions to be concluded by the end of February 2011. The CRTC also approved that the remaining deferral account balance of $111 million be used to: (i) expand broadband services to 159 rural and remote communities in Alberta, British Columbia and Eastern Quebec over a period ending in 2014; and (ii) improve accessibility of telecommunications services for individuals with disabilities.

•                 The balance of the deferral account was $162 million at December 31, 2010. The critical accounting estimates for extinguishing the balance of the deferral account that are uncertain at the time of making the estimate include determining over what period of time qualifying deferred amounts will be recognized in the Company’s Consolidated statements of income and comprehensive income. The balance of the deferral account not rebated to customers will be used to build and provide broadband services in remote and rural areas, as well as for accessibility initiatives. Such amounts will be recognized in revenues over a period extending beyond 2014, but will not be accompanied by corresponding cash inflows. Rebates refunded to customers from the deferral account were expected to be completed by the end of the first quarter of 2011 and do not impact TELUS’ Net income.

•                 This accounting estimate is in respect of an item within the Advance billings and customer deposits and Other long-term liabilities line items on TELUS’ Consolidated statements of financial position. The total deferral account balance comprised less than 1% of Total liabilities and owners’ equity at December 31, 2010 and 2009. Based on unaudited pro forma IFRS-IASB financial information, this accounting estimate resides within the Advance billings and customer deposits and non-current Provisions line items and comprises less than 1% of Total liabilities and owners’ equity at December 31 and January 1, 2010.

Employee defined benefit pension plans

Certain actuarial and economic assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets

•                 The Company reviews industry practices, trends, economic conditions and data provided by actuaries when developing assumptions used in the determination of defined benefit pension costs and accrued pension benefit obligations. Pension plan assets are generally valued using market prices, however, some assets are valued using market estimates when market prices are not readily available. Defined benefit pension costs are also affected by the quantitative methods used to determine estimated returns on pension plan assets. Actuarial support is obtained for interpolations of experience gains and losses that affect the defined benefit pension costs and accrued benefit obligations. The discount rate, which is used to determine the accrued benefit obligation, is based upon the yield on long-term, high-quality fixed term investments, and is set annually at the end of each calendar year, based upon yields on long-term corporate bond indices in consultation with actuaries. The expected long-term rate of return is based upon forecasted returns of the major asset categories and weighted by plans’ target asset allocations. Future increases in compensation are based upon the current benefits policies and economic forecasts.

•                 Assumptions used in determining defined benefit pension costs, accrued pension benefit obligations and pension plan assets include: discount rates, long-term rates of return for plan assets, market estimates and rates of future compensation increases. Material changes in overall financial performance and financial statement line items would arise from reasonably likely changes, because of revised assumptions to reflect updated historical information and updated economic conditions, in the material assumptions underlying this estimate. See Note 13 of the Consolidated financial statements for further analysis.

•                 This accounting estimate is in respect of a component of the Operating expenses line item on the Company’s Consolidated statements of income and other comprehensive income. If the future were to adversely differ from management’s best estimate of assumptions used in determining defined benefit pension costs, accrued benefit obligations and pension plan assets, the Company could experience future increased (or decreased) defined benefit pension expense. In any given reporting period, actual returns on plan assets are likely to vary from the expected long-term rate of return, resulting in fluctuations in Other comprehensive income — Item never subsequently reclassified to income.

8.2 Accounting policy developments

In 2006, Canada’s Accounting Standards Board ratified a strategic plan that results in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB), over a transitional period to be complete by 2011. This section discusses the Company’s expectations regarding the changeover to IFRS-IASB. The term IFRS used in this MD&A is an abbreviation of IFRS-IASB.

There can be no guarantee that the International Accounting Standards Board will not make further pronouncements, and that the Canadian Accounting Standards Board will also not adopt further pronouncements, before the Consolidated financial statements as at December 31, 2011, are prepared. Consequently, there can be no guarantee that the standards used to prepare information in this Section will not differ from those used to prepare the Consolidated financial statements for the year ended December 31, 2011, and that the effects described and quantified below will not change.

Key dates:

•                 January 1, 2010 (transition date): An opening statement of financial position according to IFRS was prepared, as at this date, to facilitate the changeover to IFRS reporting in 2011. TELUS reported its fiscal 2010 and comparative 2009 results according to Canadian GAAP.

•                 January 1, 2011 (changeover date): The date after which TELUS will prepare and report interim and annual 2011 financial statements with 2010 comparatives according to IFRS.

As activities consistent with Canadian GAAP being converged with IFRS-IASB, the Company previously adopted new recommendations for Goodwill and intangible assets (CICA Handbook Section 3064), Business combinations (CICA Handbook Section 1582), Consolidations (CICA Handbook Section 1601), Non-controlling interests (CICA Handbook Section 1602), financial instrument disclosure and presentation (CICA Handbook Sections 3862 and 3863), and Inventories (CICA Handbook Section 3031).

The remainder of this section is comprised of:

•      Section 8.2.1 — Explanation of transition to IFRS-IASB

•      Section 8.2.2 — Quantified effects on consolidated statements of financial position

•      Section 8.2.3 — Quantified effects on consolidated statement of income and other comprehensive income

•      Section 8.2.4 — Effects on other measures

•      Section 8.2.5 — Changeover status.

8.2.1 Explanation of the transition to IFRS-IASB

The transition to IFRS requires the Company to apply IFRS 1 (First-Time Adoption of International Financial Reporting Standards), which sets out the procedures for preparing IFRS-compliant financial statements in the first reporting period after the changeover date. IFRS 1 applies only at the time of changeover and includes a requirement for retrospective application of each standard as if they were always in effect. IFRS 1 also provides a series of optional exemptions from retrospective application to ease the transition to the full set of IFRS.

The Company has also determined the areas where changes in accounting policy are expected. The following table discusses qualitative transition effects and quantifies the impacts, net of applicable income tax, on Owners’ equity at the transition date and on Net income for the year ended December 31, 2010.

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))		As at Jan. 1, 2010	Year ended Dec. 31, 2010
Employee benefits — defined benefit plans • Recognition of cumulative unamortized actuarial gains and losses, past service costs, and transitional obligations and assets at the transition date

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to recognize cumulative unamortized actuarial gains and losses at the transition date as an adjustment to Retained earnings on the same date.

In addition, as part of the retrospective application of IAS 19, all vested past service costs and transitional obligations and assets at the transition date were similarly adjusted through Retained earnings at the transition date.

	As at January 1, 2010
	Other long-term assets	(1,314)
	Other long-term liabilities	142
	Deferred income tax liability	(379)
	Retained earnings	(1,077)	(1,077)

• Recognition of ongoing actuarial gains and losses

Difference from Canadian GAAP; ongoing impact: IFRS currently allows an accounting policy choice for recognition of actuarial gains and losses arising subsequent to the transition date. The Company has chosen to charge all actuarial gains and losses to Other comprehensive income, consistent with changes proposed in an exposure draft for employee benefits — recognition and measurement of actuarial gain or losses for defined benefit plans. The exposure draft proposes to eliminate other choices for recognizing ongoing actuarial gains and losses.

Canadian GAAP required that the excess of the net actuarial gain (loss) over 10% of the greater of the accrued benefit obligation and fair value of the plan assets was to be amortized over the expected average remaining service periods of active employees of the plan, as were past service costs and transitional assets and liabilities.

	Year ended December 31, 2010
	Employee benefits expense	(39)
	Income taxes	10
	Net income	29		29

Impairment of assets

Difference from Canadian GAAP: IFRS requires that increases in recoverable amounts of impaired assets subsequent to the time of impairment be recognized as an impairment reversal (except for goodwill), but only to the extent that the resulting carrying amount would not exceed the carrying amount that would have existed had an impairment amount not initially been recognized. Canadian GAAP did not allow for increases in recoverable amounts of impaired assets subsequent to the time of impairment to be recognized.

IFRS requires, given the Company’s facts and circumstances, that the Company’s spectrum licences be assessed for impairment as a part of the Wireless cash-generating unit. The result is that the $910 million impairment recorded by the Company in 2002 would not have been required under IFRS. Previously, given the Company’s facts and circumstances, the application of Canadian GAAP resulted in the Company’s spectrum licences being assessed for impairment separately.

Transition date impact: In addition to impairment reversals, IFRS transitional rules require the amortization cessation for intangible assets with indefinite lives to be accounted for retrospectively with the result being the reversal of the amortization previously recorded under Canadian GAAP. When Canadian GAAP introduced impairment of assets for intangible assets with indefinite lives, it concurrently ceased requiring their amortization on a prospective basis and thus $108 million of associated amortization recorded to then by the Company was not reversed. The Company has also recorded impairment reversals, net of accumulated depreciation of $91 million at the transition date for certain property, plant and equipment impairments recorded by predecessor companies.

	As at January 1, 2010
	Property, plant and equipment, net	91
	Intangible assets, net (impairment reversal)	910
	Intangible assets, net (amortization reversal)	108
	Deferred income tax liability	281
	Retained earnings	828	828

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))		As at Jan. 1, 2010	Year ended Dec. 31, 2010

Ongoing impact: The transition date impairment reversal for property, plant and equipment impairment recorded in predecessor companies results in a minor increase in depreciation expense. Volatility in Net income could result from periodic impairment tests, should the facts support a future impairment.

	Year ended December 31, 2010
	Depreciation	5
	Income taxes	(1)
	Net income	(4)		(4)

Sale of accounts receivable

Difference from Canadian GAAP: IFRS does not permit de-recognition of the accounts receivable sold to an arm’s-length securitization trust, given the Company’s facts and circumstances. IFRS considers the sale proceeds to be short-term borrowings of the Company. Canadian GAAP de-recognized accounts receivable sold to the arm’s-length securitization trust with which the Company transacts.

Transition date impact: Proceeds from the sale of accounts receivable under the Company’s accounts receivable securitization agreement are recorded as short-term borrowings, rather than a reduction of Accounts receivable (or de-recognition).

	As at January 1, 2010
	Accounts receivable	501
	Short-term borrowings	500
	Accounts payable and accrued liabilities	(1)
	Income and other taxes payable	1
	Retained earnings	1	1

	Ongoing impact: Accounts receivable securitization expenses of $8 million for the year ended December 31, 2010, are included in Financing costs under IFRS, rather than in Other expense under Canadian GAAP.			—

Leasing (sales and leaseback transactions)

Difference from Canadian GAAP: The Company sold and leased-back certain non-strategic buildings, primarily in 2000 and 2001. IFRS requires that, where the original sale was at fair value, the gain be recognized in income immediately. Canadian GAAP required that gains arising on sales and leaseback transactions be deferred and amortized over the term of the resulting lease.

Transition date impact: A portion of gains deferred under Canadian GAAP will be recognized at the transition date as an increase in opening Retained earnings.

	As at January 1, 2010
	Accounts payable	(6)
	Other long-term liabilities	(31)
	Deferred income tax liability	7
	Retained earnings	30	30

	Ongoing impact: Amortization of deferred gains under IFRS will be reduced for the portion of gains recognized at the transition date under IFRS.

	Year ended December 31, 2010
	Goods and services purchased	12
	Income taxes	(3)
	Net income	(9)		(9)

Asset retirement obligations (Decommisioning liabilities included in the cost of property, plant and equipment)

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant IFRS standard (IFRIC 1) prospectively effective the date of transition to IFRS due to its small impact. Had the Company not taken the exemption, it would have been required to retrospectively calculate changes over the life of each obligation. A change in the discount rate used to record pre-existing asset retirement obligations at the transition date is as follows:

	As at January 1, 2010
	Property, plant and equipment	12
	Non-current liabilities — provisions	21
	Deferred income tax liability	(2)
	Retained earnings	(7)	(7)

Difference from Canadian GAAP: IFRS requires that the pre-existing asset retirement obligation balance be re-valued every reporting period using the then current discount rates and the associated discount accretion is to be included as a component of Financing costs. Canadian GAAP did not adjust the pre-existing discounted asset retirement obligation balance for changes in discount rates, and the associated discount accretion was included in Operations expenses.

Ongoing impact: The result is a $4 million decrease in Operating expenses offset by a $4 million increase in Financing costs, as well as a $1 million increase in Depreciation expense for the year ended December 31, 2010.

				(1)

Effects of transition
Unaudited pro forma effect on Net income (Section 8.2.3)
Unaudited pro forma effect on Owners’ equity (Section 8.2.2)

Topic	Description and impacts ($ millions — increase (decrease))			As at Jan. 1, 2010	Year ended Dec. 31, 2010
Provisions

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that provisions be presented on the statement of financial position as a distinct line item. Canadian GAAP did not identify provisions as a specific subset of liabilities. At the transition date, as a result of further review and analysis, certain provisions were determined to be more long-term in nature, resulting in Current liabilities decreasing by $22 million and Non-current liabilities increasing by $22 million.

	As at January 1, 2010
	Accounts payable and accrued liabilities		(42)
	Restructuring accounts payable and accrued liabilities		(135)
	Advance billings and customer deposits		(144)
	Provisions — Current liabilities		299
	Other long-term liabilities		(69)
	Provisions — Non-current liabilities		91	—

Income taxes — deferred

Difference from Canadian GAAP; transition date and ongoing impacts: IFRS requires that taxable and deductible temporary differences arising from current assets and current liabilities be classified, respectively, as non-current liabilities and non-current assets. Canadian GAAP classified taxable and deductible temporary differences arising from current assets and current liabilities, respectively, as the current portion of future income tax liabilities and assets, respectively. Deferred income taxes at the transition date also reflect tax impacts of various retrospective adjustments.

	As at January 1, 2010
	Other long-term assets	(2)
	Income and other taxes payable	(9)
	Current portion of deferred income taxes	(294)
	Deferred income tax liability	296
	Retained earnings	5		5

Income	Year ended December 31, 2010
taxes	Income taxes	1
	Net income	(1)			(1)

Cumulative translation differences

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to deem cumulative translation differences for all foreign operations to be zero, resulting in a reclassification of cumulative foreign currency translation losses from Accumulated other comprehensive income to Retained earnings. Had the Company not taken the exemption, the standard would have been retroactively applied to the date each foreign subsidiary was acquired or formed.

	As at January 1, 2010
	Retained earnings	(19)
	Accumulated other comprehensive income	19		—
	Total effects			(220)	14

Additional optional exemptions and policies with insignificant or no quantified impact

Topic	Description
Business combinations

IFRS 1 optional exemption taken: Yes.

As adopted by the Company, Canadian GAAP in respect of business combinations, consolidation and non-controlling interests was aligned with IFRS effective January 1, 2009. Business combinations prior to that date are measured differently.

Fair value or revaluation as deemed cost

IFRS 1 optional exemption taken: No.

Transition date impact: The Company has chosen to measure its property, plant and equipment and intangible assets at historical cost.

Ongoing impact: For post-transition periods, IFRS allows the Company to choose whether to use the revaluation model or historical cost model. The Company has chosen to continue use of the historical cost model for each class of asset.

Share-based payment transactions

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IFRS 2) only to share option awards made subsequent to 2001 and to modification of outstanding share option awards subsequent to 2001 (which results in no difference from past application of Canadian GAAP).

Borrowing costs

IFRS 1 optional exemption taken: Yes.

Transition date impact: The Company has chosen to apply the relevant standard (IAS 23) prospectively effective the date of transition to IFRS due to its small impact.

International Financial Reporting Standards that are mandatory at the changeover date have been finalized, however, the IASB’s work plan currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS. The IASB is reviewing the requirements of IAS 37 Provisions, Contingent Liabilities and Contingent Assets,

with the intention of replacing it with a new standard in 2011. The IASB is also expected to review the IAS 12 standard for income taxes and develop proposals for changes. The existing IAS 12 standard is applicable to TELUS’ transition.

In April 2010, the IASB issued an exposure draft pertaining to employee benefits, specifically the recognition of actuarial gains or losses for defined benefit plans. The exposure draft proposes to eliminate the corridor method for recognition of actuarial gains or losses. The Company’s elected accounting policy choice of recognizing ongoing actuarial gains or losses in Other comprehensive income is consistent with this exposure draft. The exposure draft also proposes certain recognition, measurement, presentation and disclosure changes. Amendments to the existing standards are currently expected to be finalized in mid-2011 with an unknown effective date for the Company.

In June 2010, the IASB issued an exposure draft pertaining to revenue recognition as part of the joint revenue project with the U.S. Financial Accounting Standards Board (FASB). In August 2010, the IASB issued an exposure draft pertaining to leases as part of the joint leasing project with FASB. The leasing exposure draft proposes the elimination of the distinction between operating leases and finance leases and would introduce a new model for lessees and lessors.

The Company continues to evaluate the possible effects of new standards and exposure drafts, and will monitor the near-term projects that the IASB initiates for income taxes. The ultimate impacts cannot be determined at this time.

8.2.2 Quantified effects on the consolidated statements of financial position

The following tables summarize by topic, the expected IFRS transition impacts on the Company’s Consolidated statements of financial position subtotals and totals, as at January 1 and December 31, 2010.

Consolidated statement of financial position, subtotals and totals - As at January 1, 2010

		Recognition, measurement, presentation and disclosure effects
		Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current assets	1,127	—	—	501	—	—	—	—	1,628
Non-current assets	18,092	(1,314)	1,109	—	—	12	—	(2)	17,897
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525
LIABILITIES
Current liabilities	2,964	—	—	500	(6)	—	(22)	(303)	3,133
Non-current liabilities	8,680	(237)	281	—	(24)	19	22	296	9,037
	11,644	(237)	281	500	(30)	19	—	(7)	12,170
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	7,554	(1,077)	828	1	30	(7)	—	5	7,334
Non-controlling interests	21	—	—	—	—	—	—	—	21
	7,575	(1,077)	828	1	30	(7)	—	5	7,355
	19,219	(1,314)	1,109	501	—	12	—	(2)	19,525

Consolidated statement of financial position, subtotals and totals - As at December 31, 2010

		Recognition, measurement, presentation and disclosure effects
		Topics (see Section 8.2.1)
($ millions)	As currently reported	Employee benefits (defined benefit plans)	Impairment of assets	Sale of accounts receivable	Leasing (sales and leaseback transactions)	Asset retirement obligations	Provisions	Income taxes	Unaudited pro forma IFRS-IASB
ASSETS
Current assets	1,390	—	—	401	—	—	—	6	1,797
Non-current assets	18,209	(1,504)	1,104	—	—	23	—	(5)	17,827
	19,599	(1,504)	1,104	401	—	23	—	1	19,624
LIABILITIES
Current liabilities	3,949	—	—	400	(7)	—	—	(348)	3,994
Non-current liabilities	7,449	(242)	280	—	(14)	31	—	345	7,849
	11,398	(242)	280	400	(21)	31	—	(3)	11,843
OWNERS’ EQUITY
Common Share and Non-Voting Share equity	8,179	(1,262)	824	1	21	(8)	—	4	7,759
Non-controlling interests	22	—	—	—	—	—	—	—	22
	8,201	(1,262)	824	1	21	(8)	—	4	7,781
	19,599	(1,504)	1,104	401	—	23	—	1	19,624

8.2.3 Quantified effects on the consolidated statement of income and other comprehensive income

The following table illustrates by topic how the transition to IFRS is expected to impact key line items on the consolidated statement of income and other comprehensive income for 2010.

Consolidated statement of income and other comprehensive income — Year ended December 31, 2010

		Effects on key line items (Increase (decrease))
		Presentation effects			Recognition, measurement, presentation and disclosure effects (see topics in Section 8.2.1)
($ millions except per share amounts)	As currently reported	Revenue (1)	Government assistance (2)	Analysis of expenses (3)	Employee benefits — defined benefit plans	Impairment of assets (impairment reversal)	Accounts receivable securitization	Leasing (sales and leaseback transactions)	Asset retirement obligations	Other	Unaudited pro forma IFRS-IASB
OPERATING REVENUES	9,779	(9,779)	—	—	—	—	—	—	—	—	—
Services	—	9,168	(37)	—	—	—	—	—	—	—	9,131
Equipment	—	611	—	—	—	—	—	—	—	—	611
	9,779	—	(37)	—	—	—	—	—	—	—	9,742
Other operating income	—	2	48	—	—	—	—	—	—	—	50
	9,779	2	11	—	—	—	—	—	—	—	9,792
OPERATING EXPENSES
Operations	6,062	—	—	(6,062)	—	—	—	—	—	—	—
Restructuring costs	74	—	—	(74)	—	—	—	—	—	—	—
Goods and services purchased	—	—	—	4,228	—	—	—	12	(4)	—	4,236
Employee benefits expense	—	—	11	1,934	(39)	—	—	—	—	—	1,906
Depreciation	1,333	—	—	—	—	5	—	—	1	—	1,339
Amortization of intangible assets	402	—	—	—	—	—	—	—	—	—	402
	7,871	—	11	26	(39)	5	—	12	(3)	—	7,883
OPERATING INCOME	1,908	2	—	(26)	39	(5)	—	(12)	3	—	1,909
Other expense, net	32	2	—	(26)	—	—	(8)	—	—	—	—
Financing costs	510	—	—	—	—	—	8	—	4	—	522
INCOME BEFORE INCOME TAXES	1,366	—	—	—	39	(5)	—	(12)	(1)	—	1,387
Income taxes	328	—	—	—	10	(1)	—	(3)	—	1	335
NET INCOME	1,038	—	—	—	29	(4)	—	(9)	(1)	(1)	1,052
OTHER COMPREHENSIVE INCOME (4)	54	—	—	—	(214)	—	—	—	—	—	(160)
TOTALCOMPREHENSIVE INCOME	1,092	—	—	—	(185)	(4)	—	(9)	(1)	(1)	892
NET INCOME ATTRIBUTABLE TO COMMON SHARES AND NON-VOTING SHARES	1,034	—	—	—	29	(4)	—	(9)	(1)	(1)	1,048
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE - Basic	3.23	—	—	—	0.09	(0.01)	—	(0.03)	—	(0.01)	3.27
- Diluted	3.22	—	—	—	0.09	(0.01)	—	(0.03)	—	—	3.27

(1)

IFRS requires the disclosure of specific categories of revenue. Canadian GAAP did not provide the same specificity of revenue categorization. In addition, gains on sale of investments and real estate assets of $4 million, net of equity losses in non-affiliates of $2 million, are reclassified to Other operating income from Other expense, net, in accordance with the presentation requirements of IAS 18.

(2)

IFRS requires government assistance amounts to be categorized as Other operating income. Canadian GAAP did not define government assistance to include receipts such as the high-cost serving area portable subsidy. As well, Canadian GAAP allowed for government assistance to be netted against the associated expense as a cost recovery.

(3)

IFRS requires that expenses be presented using either a nature approach or a function approach; the Company has selected the nature approach. Canadian GAAP did not provide the same level of specificity of expense analysis. One effect is the reclassification of charitable and political donations from Other expense, net, to Goods and services purchased.

(4)	IFRS impact reflects actuarial gains and losses for employee defined benefit plans charged to Other comprehensive income, as an item that subsequently will never be reclassified to Net income.

The following summarizes the differences in 2010 by quarter for consolidated Operating revenues, Net income, Total comprehensive income and earnings per share.

Quarterly differences in key line items

($ millions, except per share amounts)	2010 Q4	2010 Q3	2010 Q2	2010 Q1
Operating revenues
As currently reported	2,551	2,455	2,398	2,375
IFRS-IASB (unaudited pro forma)	2,554	2,461	2,400	2,377
Increase under IFRS-IASB	3	6	2	2
Net income
As currently reported	227	247	296	268
IFRS-IASB (unaudited pro forma)	226	251	302	273
Increase (decrease) under IFRS-IASB	(1)	4	6	5
Total comprehensive income
As currently reported	225	285	298	284
IFRS-IASB (unaudited pro forma)	27	489	93	283
Increase (decrease) under IFRS-IASB	(198)	204	(205)	(1)
Net income per Common Share and Non-Voting Share - basic
As currently reported	0.70	0.77	0.92	0.84
IFRS-IASB (unaudited pro forma)	0.70	0.78	0.94	0.85
Increase under IFRS-IASB	—	0.01	0.02	0.01
Net income per Common Share and Non-Voting Share - diluted
As currently reported	0.70	0.76	0.92	0.84
IFRS-IASB (unaudited pro forma)	0.70	0.78	0.94	0.85
Increase under IFRS-IASB	—	0.02	0.02	0.01

The difference in Total comprehensive income under IFRS reflects variability from actuarial gains and losses for employee defined benefit plans, recorded in Other comprehensive income as an item that subsequently will never be reclassified to Net income.

8.2.4 Effects on other measures

The Company does not expect the changeover to have a significant impact on its segmented operating indicators, or consolidated statements of cash flows, policy metrics and other reported measures.

Measures		Expectation or result
Defined benefit plan expenses recognized in Net income		Will be reduced, as shown in the previous section, and will experience lower volatility after changeover, as actuarial gains and losses will be charged to Other comprehensive income.

EBITDA	EBITDA is a non-GAAP measure that after changeover to IFRS is equivalent to Operating income before Depreciation and Amortization expenses

For the year ended December 31, 2010, unaudited pro forma EBITDA is $3,650 million, as compared to $3,643 million currently measured and reported. See Section 11.1 for additional information on the transition differences in the measurement of 2010 EBITDA.

Segmented	Subscriber measures	Unaffected
	Revenue and EBITDA	Not materially affected
	Wireless measures currently reported such as ARPU, COA per gross subscriber addition and Retention spend as a percentage of network revenue	No significant impacts expected

Consolidated statements of cash flows		Presentation differences only

Policy measures	Net debt to EBITDA — excluding restructuring costs	Policy of 1.5 to 2.0 times — unchanged. Historical measure immaterially affected (see table below).
	Dividend payout ratios	Policy of 55 to 65% of sustainable net earnings on a prospective basis — unchanged. Historical measures based on reported and adjusted earnings — not materially affected (see table below).

Other measures	Earnings coverage EBITDA — excluding restructuring costs interest coverage Free cash flow Net debt to total capitalization	Not materially affected (see table below).

The Company’s policy for Net debt to EBITDA — excluding restructuring costs continues to be in the range of 1.5 to 2.0 times, and the policy for dividend payout ratio of sustainable net earnings on a prospective basis continues to be 55% to 65%.

Liquidity and capital resource measures

	Unaudited pro forma IFRS-IASB	As currently reported
As at, or years ended, December 31	2010	2010	Differences
Debt ratios(1)
Net debt to total capitalization (%)	46.2	45.5	0.7	pts.
Net debt to EBITDA — excluding restructuring costs	1.8	1.8	—
Coverage ratios (1)
Earnings coverage	3.6	3.8	(0.2)
EBITDA — excluding restructuring costs interest coverage	7.1	7.3	(0.2)
Other measures
Free cash flow ($ millions) (2)	940	947	(7)
Dividend payout ratio (1) of adjusted net earnings (%)	64	65	(1	)pt.
Dividend payout ratio (1) (%)	64	65	(1	)pt.

(1)             See Section 11.4 Definition and calculation of liquidity and capital resource measures.

(2)             See Section 11.2 Free cash flow for the definition and calculation.

8.2.5 Changeover status

Key activity	Milestones (expected timeframes)	Status and comments
Financial statement preparation

• Key elements phase	Identify, evaluate and select accounting policies necessary for the Company to change over to IFRS	Initial choices completed and approved in 2009. Ongoing review of IFRS exposure drafts has not resulted in any changes to policy choices.

	This phase includes other operational elements, such as information technology, internal control over financial reporting, and training	See commentary below

• Embedding phase	Integrate the solutions necessary for the changeover into the Company’s underlying financial systems and processes (see Infrastructure below)	The Company has adapted its existing accounting systems for parallel reporting under IFRS

	Maintain two parallel sets of books: one according to contemporary Canadian GAAP and one according to contemporary IFRS	The Company maintained two parallel sets of books in 2010, as planned

	Develop financial statements formats and note disclosures	Approval in principle received, with finalization expected for first quarter 2011 reporting

Disclose the impacts on 2010 in the MD&A when available

Disclosed quantified impacts starting with the third quarter 2010 MD&A. See quantified impacts in this MD&A in:

•            Section 8.2.2 for unaudited effects on the Consolidated statements of financial position at the transition date and at December 31, 2010

•            Section 8.2.3 for unaudited effects on the Consolidated statements of income and other comprehensive income for the year ended December 31, 2010

•            Section 8.2.4 for policy metrics and other calculated measures.

Key activity	Milestones (expected timeframes)	Status and comments
Communication and training	Provide ongoing training on expected IFRS impacts, IFRS 1 elections and accounting policy choices

In 2008, externally sponsored seminars for Finance managers were held in several locations across Canada.

In 2009 and 2010, the Company leveraged internal resources to implement general Finance-wide training seminars and a number of targeted training seminars for Finance team members who are most affected by the IFRS convergence project.

General communication and education is provided to all Finance team members highlighting external IFRS resources available through TELUS’ internal IFRS website.

Infrastructure — Information technology	Determine necessary changes to systems and processes and update accounting systems to enable the opening financial position under IFRS, and facilitate dual reporting in 2010

Parallel reporting platforms were designed, implemented and tested for operation in the fourth quarter of 2009.

Dual reporting capability in the Company’s accounting systems was activated in the first quarter of 2010.

	Implement financial planning and forecasting capability under IFRS standards	Dual forecasting capability was implemented in the second half of 2010

Business policy assessment	Assess impacts on contractual arrangements and covenants. Implement changes as necessary

Contract reviews were conducted each quarter and changes have not been required.

Calculations of the Leverage Ratio and Coverage Ratio, specified in the Company’s 2012 credit facility, are not affected by the IFRS changeover.

Management’s decision-making processes are not significantly affected by the transition to IFRS. Policy measures and other key measures for TELUS, as well as segmented results and operating indicators, are not significantly impacted (see Section 8.2.4).

Control environment

• Internal control over financial reporting	Approval of initial IFRS 1 optional exemption and accounting policy choices

Senior management approval received for initial elections and policy choices obtained in 2009.

Audit Committee review of management’s initial elections and policy choices, and Board of Directors’ approval obtained in 2009.

Progress reviews by senior management and Audit Committee

Review by senior management of implementation progress, impacts of outstanding IFRS exposure drafts, and quantification efforts in April, July and October 2010, and January 2011.

Progress presented at Audit Committee meetings in May, August and November 2010, and in February 2011. Quantified results were reviewed with the Audit Committee in July 2010.

Key activity	Milestones (expected timeframes)	Status and comments
	Testing of controls for 2010 comparatives	Activities commenced in the first quarter of 2010 and continued during the year

• Disclosure controls and procedures	Review and sign-off conversion effects on fiscal 2010 • Review and approval by senior management • Review by Audit Committee and approval by the Board of Directors

Approval of IFRS disclosures in third quarter MD&A, including quantification of impacts on key line items, received in October 2010.

First quarter of 2011:

•            Approval of fiscal 2010 IFRS disclosures in annual MD&A

•            Senior management approval of supplementary IFRS disclosures.

December 2010

•            Board of Directors’ approval of the Company’s 2011 IFRS-based budget

•            Senior management approval of 2011 public annual targets under IFRS

•            Publicly issue final guidance for fiscal 2010 according to Canadian GAAP together with 2011 annual targets according to IFRS.

The Company continued its long-standing practice of releasing annual targets and key assumptions for the upcoming year in December and providing final guidance for the current year.

IFRS targets for 2011 and final Canadian GAAP guidance for 2010 were released on December 14, 2010, followed by an investor call and webcast.

9.              General outlook

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

Outlook for the telecommunications industry in 2011

During 2010, Canada’s economy showed signs of improvement, with economic growth continuing through the fourth quarter of 2010 after emerging from a recession in the third quarter of 2009. The Bank of Canada reported in its January 2011 Monetary Report that it expects Canada’s economic growth to be 2.4% in 2011 and 2.8% in 2012. Western Canadian provinces are projected to grow at the fastest rates, due to strong global demand for commodities.

Revenues in the Canadian telecom industry grew by an estimated 2% in 2010, to approximately $42 billion, with wireless and data services continuing to act as growth engines for the sector. Offsetting this growth was continued wireline industry weakness in traditional voice service revenue, as well as declining long distance revenues. Bell Canada and its affiliated companies represented about 43% of the total industry revenue.

As the second largest telecommunications provider in Canada, TELUS generated $9.8 billion in revenues in 2010, or approximately 23% of the total industry revenue. TELUS’ revenue growth resumed in 2010, increasing by 1.8%, with wireless revenues and wireline data revenue representing approximately 74% of total revenues (71% in 2009). The Company has targeted consolidated revenue growth between 1 and 4% in 2011.

Wireless

The Canadian wireless industry experienced increased growth in 2010 with estimated year-over-year revenue and EBITDA increasing by approximately 5% and 3%, respectively (3.2% and 3.1% in 2009).

The Canadian wireless market continues to grow at a reasonable pace with an estimate of more than 1.7 million new subscribers in 2010, or an approximate 4.4 percentage point increase in penetration to approximately 73% of the population (in 2009, 1.4 million new subscribers for an approximate 3.6 percentage point increase in penetration). The wireless penetration rate in Canada is expected to further increase in 2011 by approximately 4.5 to five percentage points. At 73% penetration, the wireless market in Canada continues to present a meaningful growth opportunity and is most comparable to the U.S., which has a penetration rate of approximately 97%.

Wireless penetration rates in many Western European countries have approached and even surpassed 100%. These rates are not exactly comparable to Canada for several reasons, including: Canada’s wireline local service rates are among the lowest of Organization for Economic Co-operation and Development (OECD) countries, priced as flat-rate monthly charges that include all local calls to wireless phones; Europe has a calling party pays regime for wireline local calls; the dominance of global system for mobile communication (GSM) networks in Europe allows for multiple subscriptions on a single handset that are used to arbitrage roaming charges and inflate subscription numbers; and a much lower population density in Canada affects the economic efficiency and speed of providing coverage to 99% of the population (i.e. 34 million people within nine million square kilometres in Canada compared to 730 million people within 10 million square kilometres in Europe). These factors, historically, have reduced the demand for wireless substitution in Canada as compared to Europe.

A key driver of wireless revenue growth continues to be the increased adoption and usage of data services such as email, text, picture, video and instant messaging, social networking, web browsing, application usage, gaming and video-streaming. In 2010, wireless data in Canada represented an estimated 25% of industry ARPU. This compares to approximately 46% in Asia-Pacific, 27% in Europe and 34% in the U.S., suggesting a significant ongoing growth opportunity in Canada. The higher data proportion in Asia is due in part to a very low rate of penetration of wired Internet to households in many Asian countries. The higher data proportion in Europe is partly a result of the popularity of short messaging service (SMS) and the earlier wide availability of 3G+ facilitated by greater urban density. The higher proportion of data usage in the U.S. is due in part to the introduction of the iPhone in that market by Apple and AT&T two years earlier.

This data growth is being facilitated by the increasing availability and popularity of iPhone, BlackBerry and Android smartphones, as well as increased adoption of mobile Internet keys. The increasing adoption of a wider range of smartphones, which are more expensive than traditional wireless phones, is impacting industry margins. With a multi-year sales agreement, there is usually a large upfront device subsidy provided by wireless carriers with initial negative returns but with higher ARPU and lower churn rates resulting in higher average lifetime revenue. Tablet devices that operate on mobile networks or on Wi-Fi are expected to be an accelerating growth segment in 2011, as customers are expected to buy more new computing devices that are not traditional personal computers. Customers increasingly want to remain connected to the Internet and experience an enhanced portable computing experience.

It is also expected that major mobile platforms will ramp up efforts to sell streaming content services in 2011 such as music, TV and video as consumers become more comfortable with cloud-based computing, a web-based way to cost-effectively process, manage and store data. It is expected that major mobile platforms will make the transition to supporting cloud-based services to allow customers to access both corporate and personal data (i.e. photos, streaming video, music) from virtually anywhere and on any device.

The demand for wireless data services has been growing strongly and it is projected that this demand will further accelerate. This growth is driven by increasing levels of broadband penetration, ongoing investment in new network technologies such as HSPA+ and dual-cell that provide faster data speeds and allow for a richer user experience and applications of greater utility, increasing need for personal connectivity and networking, increasing affordability and selection of smartphones and Internet-only devices including mobile Internet keys and emerging products such as tablets and e-book readers, increasingly rich multimedia services and applications, increasing wireless competition, and more affordable data plans. The increasing levels of data traffic represent a growing challenge to wireless carriers’ networks and their ability to serve this traffic.

To better manage anticipated increases in wireless data traffic and to capitalize on Canada’s wireless growth opportunity, Canadian wireless providers continue to roll out faster, next generation high-speed wireless networks, increasing network capacity. TELUS and Bell successfully launched an extensive next generation network based on HSPA+ technology in 2009, which delivers manufacturer-rated data download speeds of up to 21 Mbps and now covers approximately 97% of Canada’s population. TELUS continued to enhance this HSPA+ network into 2011 with the planned commercial launch of HSPA+ dual-cell technology, which offers manufacturer-rated data speeds of up to 42 Mbps. The HSPA+ network positions the Company to meet data capacity demands in the foreseeable future. This complements TELUS’ two other wireless networks and technologies — code division multiple access (CDMA) and Mike (iDEN), which provide customers access to a nationwide high-speed EVDO service and the industry-leading Push to Talk Mike service, respectively.

In addition to the superior capabilities and higher capacity delivered by HSPA+, this wireless infrastructure supports the company’s migration to long-term evolution (LTE), which is emerging as the global standard. LTE technologies are expected to deliver data speeds of up to 100 Mbps, while at the same time introducing significant improvements in network capacity and performance. The ecosystem for LTE devices is expected to evolve in 2011 with Verizon Wireless launching an LTE wireless network in 38 cities in December 2010, covering more than 110 million people in the United States. Verizon expects to expand this coverage by rolling out LTE over its existing network footprint by 2013. In early 2011, AT&T announced plans to accelerate and launch its LTE network by mid-2011, with the network to be largely complete by year-end 2013. However, wide availability of compatible devices usually lags by one to two years.

To support technology evolution and increasing demand for capacity, TELUS will focus on increasing its spectrum position. The ability to acquire additional spectrum to address future requirements is dependent on the timing and the rules established by Industry Canada. Industry Canada initiated a consultation on the 700 MHz band with an auction likely in late 2011 or 2012. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or adopt some open access provisions for some of this spectrum, as was done in the U.S.

The level of competitive intensity in the wireless market continued in 2010 and is expected to continue to increase in 2011. The advanced wireless services (AWS) spectrum auction in 2008 resulted in eight new potential competitors acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. In 2010, four new entrants launched or expanded wireless services using portions of their AWS spectrum coverage, including WIND Mobile, Mobilicity, Public Mobile and Quebec-based cable-TV company Videotron. Western-based cable-TV company Shaw has delayed its wireless launch to early 2012 after indicating previously that it would launch in late 2011.

New entrants, with the exception of Videotron in the province of Quebec, are not expected to build networks in remote or rural areas for some time, choosing to focus in urban markets and provide extended coverage for their urban subscribers through roaming agreements. To win market share, strategies of entrants have included aggressive price discounting, unlimited rate plans, no system access fees and adding points of distribution. However, these new entrants must also manage various challenges including significant capital requirements for network build-out and upgrades, future spectrum costs, upfront costs associated with launching and distributing new brands and services, and raising investment capital.

In addition, TELUS, Rogers and Bell have separately branded basic value services or discount offerings to better position themselves in this expanding segment. In the summer of 2010, Rogers and Bell became more aggressive, re-launching or introducing new wireless unlimited zone brands at lower price points. Late in the year, TELUS also lowered prices in the value segment of the market through its Koodo service.

Building on the success of Clear & Simple rate plans that TELUS launched in November 2009, which removed system access and carrier 911 fees, the Company introduced a variety of initiatives in 2010 aimed at bringing greater transparency and simplicity to customers. This included data usage notifications, the Clear and Simple Device Upgrade program to help customers obtain a new handset earlier through a recovery of the subsidy remaining on their existing device, and a more transparent cancellation policy.

Given TELUS’ high and increasing exposure to wireless (52% and 58%, respectively, for 2011 targeted consolidated revenue and EBITDA), strong established brands and consistent focus on leading-edge, value-added products, profitable subscriber growth and evolving technologies, TELUS is positioned to benefit from ongoing growth in the Canadian wireless market.

Wireline

In contrast to wireless, expectations for the mature wireline segment continue to be modest. The wireline telecom landscape is expected to remain very competitive in 2011 as traditional services, such as local and long distance telephony, are expected to continue declining due to consumer migration to wireless and voice over IP (VoIP) services. Canada’s four major cable-TV companies had almost 3.7 million telephony subscribers at the end of 2010, up by just under 500,000 from one year earlier, which is an estimated 31% consumer market share nationally. In addition, other non-facilities-based competitors also offer local and long distance VoIP services and resell high-speed Internet solutions. This competition impacts the erosion of TELUS’ residential network access lines and associated local and long distance revenues. TELUS’ total line losses of 227,000 or 5.7% in 2010 compares favourably to North American peers, partly due to enhanced retention and loyalty through multiple service offerings.

In addition, cable-TV companies continue to increase the speed of their Internet offerings, intensifying customer acquisition offers. Canada’s four major cable-TV companies have almost 5.4 million Internet subscribers, up from approximately 5.1 million one year earlier, while telecom companies have 4.3 million subscribers, up from approximately 4.2 million one year earlier. Although the high-speed Internet market is maturing with 75% penetration in TELUS’ incumbent region in Western Canada and 73% penetration across Canada, subscriber growth is expected to continue over the next several years.

The growing popularity of TV anywhere is expected to continue as customers demand the ability to view content on multiple screens including on computers, smartphones and tablets, as well as on TVs. In addition, over-the-top content providers like Netflix for movies and Hulu for TV shows and movies, as well as Apple and Google, are anticipated to compete for share of viewership but could complement traditional carrier TV services.

To help alleviate the competitive challenges in the traditional wireline segment, TELUS’ Future Friendly Home® strategy continues to position the Company to grow wallet share with consumers, while enhancing retention and loyalty through multiple service offerings. In June 2010, the Company launched new TELUS brands Optik TV (IP TV based on the Microsoft Mediaroom platform) and Optik High Speed Internet in urban Alberta and British Columbia markets. TELUS now offers an enhanced TV experience with differentiated services such as PVR Anywhere, which gives customers the ability to record and play back shows on up to six TVs in the home, and Remote Recording, which allows customers to use their smartphone, tablet or Internet-connected computer to schedule their PVR recordings when away from home. TELUS Satellite TV in Alberta and B.C. complements the company’s Optik TV service, enabling TELUS to more effectively serve households that are not currently on the Optik TV network footprint, and leverages TELUS’ strong distribution and mass marketing capabilities. This expands the addressable market for TELUS TV to more than 90% of households in the two provinces. TELUS’ primary western cable-TV competitor announced plans to launch a new residential media hub/gateway in 2011 to compete with TELUS’ Optik TV, and may offer some similar features such as whole home PVR.

These new IP-based services are supported by TELUS’ wireline broadband network, which has been upgraded throughout 2009 and 2010 to meet the evolving bandwidth needs of customers. In 2010, TELUS expanded its broadband network in communities in Alberta and B.C., to cover 87% of the top 48 communities with ADSL2+, which allows broadband download speeds of up to 15 Mbps or more. In addition, the Company has also been rolling out a VDSL2 technology overlay to reach a comparable footprint in the top 48 communities by the end of 2011 with download speeds of up to 30 Mbps.

Combined with wireline local and long distance, wireless and high-speed Internet and entertainment services, TELUS is increasingly offering bundled products to achieve competitive differentiation with an integrated set of services that provides customers more freedom, flexibility and choice. At the same time, cable-TV companies have shown a greater ability to increase pricing as evidenced by the consumer price index (CPI) of cable and satellite services (including pay TV) increasing at an average annual rate of 4.4% from 2001 to 2009 (and higher at Shaw Communications in the West). Over the same periods, the CPIs for communications and telephone services increased at an average annual rate of 1.2 to 1.3%, which is lower than the general CPI of 2.0%. Cable-TV companies are also continuing to roll out higher-speed Internet services, Internet telephony and digital cable-TV services to fuel their growth.

Vertical integration of the Canadian broadcasting industry has been a growing trend in 2010 with Shaw acquiring television assets of Canwest at the end of 2010 and BCE’s proposed acquisition of CTV. The CRTC has scheduled a public policy hearing in June 2011 on the effects of consolidation and vertical integration in the Canadian broadcasting industry. TELUS is encouraged that the CRTC has recognized the importance of competition in the carrier market, and is seeking to implement appropriate safeguards against self-dealing and anti-competitive behaviour with respect to content. TELUS’ differentiated approach, which is consistent with the Company’s content strategy, is to aggregate, integrate and make accessible, the best content and applications to customers, through whichever device they choose. TELUS believes that it is not necessary to own content to make it accessible on an economically attractive basis.

In the business market, the convergence of IT and telecom, facilitated by the ubiquity of IP, continues to shape competitive investments. Telecoms are providing network-centric managed applications, while IT service providers are bundling network connectivity with their software as service offerings. In addition, manufacturers continue to bring all-IP and converged (IP plus legacy) equipment to market, enabling a steady migration to IP-based solutions. The development of IP-based platforms providing combined IP voice, data and video solutions creates cost efficiencies to compensate, in part, for margin pressures related to the migration from legacy to IP-based services. At the same time, this opens new opportunities for integrated solutions that have greater business impact than traditional telecom services. TELUS is offering a series of solutions targeting specific high-value segments as well as small and medium businesses (SMB).

The SMB market, often viewed as underserved because it looks for big-business solutions at close to small-business price points, is forecast to be one of the fastest-growing markets in Canada. TELUS is investing in a range of affordable solutions for this segment, including everything from email to web applications. In the small business market, TELUS has countered increased cable-TV competition by offering an integrated small business bundle called TELUS Business One, which includes connectivity (voice, Internet and email services), security, hosting, audio and video conferencing, and other IP-based tools.

In conclusion, TELUS continues to believe its consistent strategic focus on providing a full suite of valuable and reliable communications services; delivering differentiated, premium national business solutions in data and IP; exposure to growth services such as wireless, data and IP including high-speed Internet and TELUS TV; and the continued enhancement of national wireless and broadband networks, solidly position the Company for growth in the years ahead.

10.       Risks and risk management

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A.

TELUS’ risk and control assessment process

TELUS uses a three-level enterprise risk and control assessment process that solicits and incorporates the expertise and insight of team members from all areas of the Company. TELUS implemented this process in 2002 and tracks multi-year trends for various key risks and control environment perceptions across the organization.

TELUS’ definition of business risk

TELUS defines business risk as the degree of exposure associated with the achievement of key strategic, financial, organizational and process objectives in relation to the effectiveness and efficiency of operations, reliability of financial reporting, compliance with laws and regulations and safeguarding of assets within an ethical organizational culture.

TELUS’ enterprise risks are largely derived from the Company’s business environment and are fundamentally linked to TELUS’ strategies and business objectives. TELUS strives to proactively mitigate its risk exposures through rigorous performance planning and effective and efficient business operational management. Residual exposure for certain risks is mitigated through appropriate insurance coverage, including for domestic and international operations, where this is judged to be efficient and commercially viable.

TELUS strives to avoid taking on undue risk exposures whenever possible and ensure alignment with business strategies, objectives, values and risk tolerances.

Enterprise risk and control assessment process

Level one

Annual risk and control assessment

Key inputs into this process include interviews with senior managers, data and updates from TELUS’ ongoing strategic planning process, and the results of an annual web-enabled risk and control assessment survey. The survey is based on the COSO (Committee of Sponsoring Organizations of the Treadway Commission) enterprise risk management and internal control frameworks. The survey is widely distributed to TELUS’ management leadership team (all executive vice-president, vice-president and director level team members and a random sample of management). Survey responses were received from 1,683 individuals in 2010.

Commencing in 2010, the TELUS Board of Directors were also surveyed to solicit their perspective of the Company’s key risks and approach to enterprise risk management, and to gauge the Company’s risk appetite and tolerance by key risk category.

TELUS’ assessment process incorporates input from recent internal and external audits, results of various risk management activities, and management’s SOX 404 (Sarbanes Oxley Act of 2002) internal control over financial reporting compliance activities. Key enterprise risks are identified, defined and prioritized, and classified into one of eight risk categories. Perceived risk resiliency (or readiness) is assessed by key risk and risk tolerance/appetite is evaluated by risk category.

Results of the annual risk and control assessment are shared with senior management and the Board (including the Audit Committee). Executive-level risk owners are assigned. In addition, the Board undertook a comprehensive review of its oversight responsibilities over key risks in 2010, which resulted in changes to the Board and Board committee mandates to emphasize and enhance their oversight responsibilities.

The annual risk assessment results guide the development of the Company’s annual internal audit program, which has an emphasis on assurance coverage of higher-rated risks and is approved by the Audit Committee. Risk assessments are also incorporated back into the Company’s strategic planning, operational risk management and performance management processes, and are shared with the Board.

Level two

Quarterly risk assessment review

TELUS conducts a quarterly risk assessment review with key internal stakeholders across all business units to capture and communicate the dynamically changing business risks, identify key risk mitigation activities and provide quarterly updates and assurance to the Audit Committee.

Level three

Granular risk assessments

TELUS conducts granular risk assessments for specific audit engagements and various risk management, strategic and operational initiatives (e.g. project, environmental management, safety, business continuity planning, network and IT vulnerability, and fraud and ethics risk assessments). The results of the multiple risk assessments are evaluated, prioritized, updated and integrated into the key risk profile throughout the year.

The following sections summarize the principal risks and uncertainties that could affect TELUS’ future business results going forward, and TELUS’ associated risk mitigation activities. The significance of these risks is such that they alone or in combination may have material impacts on TELUS’ business operations, reputation, results and valuation.

10.1 Competition

10.2 Technology

10.3 Regulatory

10.4 Human resources

10.5 Process risks

10.6 Financing and debt requirements

10.7 Tax matters

10.8 Health, safety and environment

10.9 Litigation and legal matters

10.10 Human-caused and natural threats

10.11 Economic growth and fluctuations

10.1 Competition

Competitor pricing and technological substitution may adversely affect market shares, volumes and pricing, leading to reduced utilization and increased commoditization of traditional wired voice local and long distance services

TELUS faces intense competition across all key business lines and market segments, including consumers, small and medium businesses (SMB) and the large enterprise market.

Technological advances have blurred the traditional boundaries between broadcasting, Internet and telecommunications. (See Section 10.2 Technology.) Cable-TV companies continue to expand offerings of digital voice and enhanced phone services, resulting in intensified competition in the residential and certain SMB, local access, long distance and high-speed Internet access (HSIA) markets. Over-the-top content providers like Netflix are anticipated to compete for share of viewership, potentially cannibalizing TV and entertainment services. However, TELUS views over-the-top services as a possible Optik TV service offering. Overall, industry pricing pressure and customer acquisition efforts have intensified across most product and service categories and market segments, and this is expected to continue.

Risk mitigation, general: Canadian Radio-television and Telecommunications Commission (CRTC) decisions in recent years approving wireline deregulation have provided TELUS with improved flexibility to respond to intensifying competition (see Section 10.3 Regulatory). Active monitoring of competitive developments in product and geographic markets enables TELUS to respond more rapidly to competitor offers and leverage the Company’s full suite of integrated solutions and national reach. As discussed further below, to offset increasing competitive intensity and losses in traditional services provided in its incumbent areas, TELUS continues to invest in increasing the speed and reach of its broadband networks, introduce innovative products and services, and enhance services with integrated bundle offers. TELUS continues to expand into and generate growth in non-incumbent markets in Central Canada with business services and mobility offerings. TELUS also continues to actively pursue a competitive cost structure.

Customer experience

There is a risk that TELUS will not maintain or increase levels of client loyalty if the products, services and service experience offered by the Company do not meet or exceed customer expectations. If TELUS does not provide a better customer experience than its competitors, the TELUS brand image could suffer, and business clients and consumers may change service providers. The Company’s profitability could be negatively impacted should the costs to acquire and retain customers increase.

Risk mitigation: Enhancing customer experience and earning the loyalty of clients is a prioritized Company-wide commitment, which was accelerated in a major organization-wide initiative that commenced in 2010 and continues into 2011. Delivering on TELUS’ future friendly brand promise to clients continues as one of the Company’s key corporate priorities in 2011. (See Section 3.)

Wireline voice and data

Competition is expected to remain intense from traditional telephony, data, IP and IT service providers, as well as from voice over Internet protocol (VoIP) focused entrants in both business and consumer markets.

The industry transition from legacy voice infrastructure to IP telephony, and from legacy data platforms to Ethernet, IP virtual private networks (VPN), multi-protocol label switching (MPLS) IP platforms and IP-based service delivery models, continues at a robust pace. Legacy data revenues and margins continue to decline. This decline has been only partially offset by increased demand and/or migration of customers to IP-based platforms. IP-based solutions are also subject to downward pricing pressure, lower margins and technological evolution. Capital investments in wireline infrastructure are required to facilitate this ongoing transition process for all traditional incumbent local exchange carrier (ILEC) entities including TELUS.

Wireline voice and data — Business

In the business market, price-discounted bundling of local access, wireless and advanced data and IP services has evolved to include web-based and e-commerce services, as well as other IT services and support. Non-traditional competitors such as Microsoft have entered the telecom space through new products like Unified Communications, which provides the ability to redirect and deliver, in real time, email, voice and text messages from a variety of telecom and IT systems to the device nearest to the intended recipient. With this broader bundling of traditional telecom services with IT services, TELUS increasingly faces competition from pure Internet and information technology hardware, software and business process/consulting related companies. Cable-TV companies target the SMB market with their VoIP services. The result is that traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services to the business market, particularly in the major urban areas.

Risk mitigation in the business wireline market: TELUS continues to increase its capabilities through a combination of strategic acquisitions and partnerships, a focus on priority vertical markets (public sector, healthcare, financial services, energy, and telecom wholesale), expansion of strategic solution sets in the enterprise market, and a mass modular approach in the SMB market (including services such as TELUS Business One). Since the launch of TELUS Health Solutions in 2008, TELUS now leverages systems, its proprietary solutions and its reach and brand to extend the Company’s footprint in healthcare, benefit from the investments being made by governments in eHealth, bring to market services targeted at consumers such as personal health records and tools to manage their health, pursue the transformation of the Canadian pharmacy benefit management sector and cross-sell more traditional telecom products and services to the healthcare sector. TELUS is also focused on implementing large enterprise deals that leverage the Company’s capital investments and capabilities.

Wireline voice and data — Consumer

In the consumer wireline market, cable-TV companies and other competitors encounter minimal regulation and continue to combine a mix of residential local VoIP, long distance, HSIA and, in some cases, wireless services into one bundled and/or discounted monthly rate, along with their traditional broadcast or satellite-based TV services. In addition, cable-TV companies continue to increase the speed of their HSIA offerings. To a lesser extent, other non-facilities-based competitors offer local and long distance VoIP services over the Internet and resell HSIA solutions. Erosion of TELUS’ residential network access lines (NALs) is expected to continue from this competition, as well as ongoing technological and wireless substitution. Competitors are anticipated to capture a majority of the share in growth marketplace opportunities; therefore, access line associated revenues, including long distance, can be expected to continue to decline. Although the HSIA market is maturing, subscriber growth is expected to continue over the next several years. With a more mature HSIA market, and the potential for higher-speed Internet offerings from competitors, TELUS may be constrained in its ability to maintain market share in its incumbent territories, because of the amount and timing of capital expenditures associated with maintaining competitive network access speeds.

Risk mitigation in the consumer wireline market: TELUS continues to expand the coverage and increase the speed of its high-speed Internet service and increase the coverage and capability of its IP-based Optik TV service in its incumbent territories (see Broadcasting below and Section 2.2 Strategic imperatives). The provision of Optik TV service helps the Company attract pull-through Internet subscriptions and generally counter cable-TV competition in its incumbent markets, and to retain and grow revenues with a bundled offering of local and long distance telephony, HSIA and TV entertainment services. TELUS Satellite TV service in Alberta and B.C. complements IP TV service, enabling the Company to more effectively serve those households that are not currently on the TELUS IP TV network footprint and leverage TELUS’ strong distribution and marketing presence. TELUS Satellite TV service is made possible by an agreement with Bell Canada.

Broadcasting

As noted above, the Company offers TELUS TV in B.C., Alberta and Eastern Quebec, and continues targeted roll-outs of Optik TV to new areas. While TELUS TV provides numerous interactivity and customization advantages, there can be no assurance that TELUS TV will be successful in achieving its plans of obtaining a sizable share of the TV services market or that implementation costs or projected revenues for TELUS’ television service will be as planned.

Risk mitigation: Fully digital TELUS TV is offered as both an IP-based service (in urban markets of B.C., Alberta and Eastern Quebec) and as a satellite-based service (in B.C. and Alberta). TELUS broadened the addressable market for its HD TV services through the deployment of ADSL2+ technology and the Company continues to upgrade to VDSL2 technology. In February 2010, TELUS launched an upgrade of its IP TV middleware to next generation Microsoft Mediaroom. These developments enabled the Company’s June 2010 launch of the Optik brand, featuring a suite of advanced TV and high-speed Internet services (see Section 2.2 Strategic imperatives), and drove an 85% expansion in TELUS’ TV subscriber base in 2010.

Increasing vertical integration by competitors into broadcast content ownership

While TELUS is not currently seeking to be a broadcast content owner, several competitors have acquired broadcast content assets. This includes Shaw Communications’ 2010 acquisition of Canwest Global and BCE’s pending acquisition of the programming services of CTVglobemedia, while Rogers Communications and Quebecor already own content assets. There is a risk that vertical integration could result in content being withheld from TELUS, or being made available at inflated prices.

Risk mitigation: TELUS’ strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content to make it accessible to customers on an economically attractive basis and it is not clear that any positive synergies of ownership for carriers outweigh negative synergies of limiting audiences through exclusive arrangements and impacts on other supplier relationships. This inherent conflict may limit preferential self-dealing by vertically integrated competitors, however, TELUS believes that regulatory safeguards are necessary. The CRTC has initiated a proceeding to discuss issues related to vertical integration. (See Section 10.3 Regulatory — Broadcasting distribution undertakings and Risk mitigation for regulatory matters.)

Wireless markets

Wireless competitive intensity is expected to increase

The AWS spectrum auction in 2008 resulted in eight new potential competitors acquiring spectrum in separate and overlapping regions, collectively covering most markets in Canada. By the end of 2010, four new entrants had launched services using portions of their AWS spectrum coverage and are expected to expand their roll-outs in 2011. Shaw Communications has announced that it expects to launch services in early 2012 (see key assumption discussion in Section 1.4). New entrants, with the exception of Quebecor (Videotron) in the province of Quebec, are not expected to build networks in remote and rural areas for some time, choosing instead to focus on urban markets and provide extended coverage for their urban-based subscribers through roaming agreements. To win market share, strategies of entrants have included price discounting relative to incumbents, unlimited rate plans or zone-based pricing, and increased competition at points of distribution. Existing competitors have also become more aggressive, re-launching or introducing new brands.

TELUS anticipates continued pressure on average revenue per subscriber unit (ARPU), cost of acquisition (COA) and cost of retention (COR) as competitors increase subsidies for handsets (particularly for generally more expensive smartphones), lower prices for airtime and wireless data, and offer other incentives to attract new customers. TELUS believes it has positioned itself well to respond to the arrival of new entrants and increased competitive intensity from incumbents, but there can be no assurance that the Company’s preparations and responses will be as successful as planned.

Competition from adjunct wireless technologies may increase

While adjunct wireless technologies, like fixed WiMAX and Wi-Fi (wireless fidelity), are continuing to develop, their associated economic viability remains unproven. Regardless, increased competition is expected through the use of licensed and/or unlicensed spectrum to deliver higher-speed data services. In addition satellite operators such as Barrett Xplore have announced that they are augmenting their existing HSIA capabilities with the launch of high-throughput satellites, targeting households in rural and remote locations claiming to offer speeds of up to 10 Mbps.

Risk mitigation in wireless markets: The Company improved its competitive position with the launch of its HSPA+ wireless network in November 2009. The network offers manufacturer-rated data download speeds of up to 21 Mbps and covers approximately 97% of Canada’s population, including network sharing agreements with Bell Canada and SaskTel. In 2010 and 2011, the Company is deploying HSPA+ dual-cell technology, which is expected to increase manufacturer-rated maximum data download speeds to up to 42 Mbps when commercialized.

HSPA+ technology enables TELUS to provide an expanded selection of mobile devices and capability to roam in more than 200 countries. Prior to November 2009, Rogers Communications Inc., as the only global system for mobile communication (GSM) and HSPA competitor in Canada, enjoyed advantages in handset selection, earlier availability of certain devices, lower handset costs and access to international in-roaming revenue.

The Company introduced a variety of initiatives in 2010 to bring greater transparency and simplicity to customers, such as data notifications, the new Clear and Simple Device Upgrade program, and a more transparent cancellation policy for those who have activated or renewed their contract after November 20, 2010. (See Section 2.2 Strategic imperatives -- Providing integrated solutions that differentiate TELUS from its competitors.) In addition, to compete more effectively in serving a variety of customer segments, TELUS also offers a basic service brand called Koodo Mobile first launched in March 2008.

TELUS intends to continue the marketing and distribution of innovative and differentiated wireless services; investing in its extensive network; evolving technologies when deemed prudent; and acquiring spectrum, as appropriate, to facilitate service development and profitable expansion of the Company’s subscriber base.

10.2 Technology

Technology is a key enabler for TELUS and its customers, however, technology evolution brings risks, uncertainties and opportunities. TELUS is vigorous in maintaining its short-term and long-term technology strategy to optimize the Company’s selection and timely use of technology, while minimizing the associated costs, risks and uncertainties. The following identifies the main technology risks and uncertainties and how TELUS is proactively addressing them.

Evolving wired broadband access technology standards may outpace projected access infrastructure investment lifetimes

The technology standards for broadband access over copper loops to customer premises are evolving rapidly, enabling higher broadband access speeds. The evolution is fuelled by user appetite for faster connectivity, the threat of increasing competitor capabilities and offerings, and the desire of service providers like TELUS to offer new services, such as IP TV, that require greater bandwidth. In general, the evolution to higher broadband access speeds is achieved by deploying fibre further out from the central office, thus shortening the copper loop portion of the access network and using faster modem technologies on the shortened copper loop. However, new access technologies are evolving faster than the traditional investment cycle for access infrastructure. The introduction of these new technologies and the pace of adoption could result in increased requirements for capital funding not currently planned, as well as shorter estimated useful lives for certain existing infrastructure, which would increase depreciation expenses.

Risk mitigation: TELUS actively monitors the development and carrier acceptance of competing proposed FTTx standards (such as FTTH — fibre to the home and FTTN — fibre to the neighbourhood). One or more of these fibre-based solutions may be a more practical technology to deploy in brownfield neighbourhoods or multiple dwelling units (MDUs) than the current xDSL deployments on copper loops. TELUS is exploring business models for the economical deployment of fibre-based technologies in areas currently connected by copper. In 2010, TELUS partnered with developers to deploy FTTH using gigabit passive optical network (GPON) technology in greenfield residential developments to deliver much higher speeds to its customers.

As part of its multi-year broadband build program, TELUS has been upgrading its network to IP DSLAMs with ADSL2+ technology, which enables down link rates of up to 19 Mbps to the customer premises. In 2009, TELUS began upgrading this IP DSLAM deployment to VDSL2 technology in certain urban areas to extend the capabilities of the copper loops to double previous speeds. VDSL2 technology enables typical down link rates of up to 30 Mbps, is backward-compatible with ADSL and ADSL2+ and takes advantage of TELUS’ investments in extended reach copper/fibre access infrastructure. The VDSL2 deployment is expected to be largely complete in 2011.

The evolution of these access architectures and corresponding standards, enabled with quality of service standards and network traffic engineering, all support the TELUS Future Friendly Home strategy to deliver IP-based Internet, voice and video services over a common broadband access infrastructure.

IP-based telephony as a replacement for legacy analogue telephony is evolving and cost savings are uncertain

TELUS continues to monitor the evolution of IP-based telephony technologies and service offerings and has developed a consumer solution for IP-based telephony over broadband access in accordance with TELUS’ strategy and standards. Currently this solution is intended to replace legacy analogue telephone service in areas that are served by fibre-based facilities, however, this could expand to provide additional telephone services over the same line as existing analogue service. TELUS is also in the process of designing and testing its next-generation IP telephony solution for business users, which is intended to replace existing, end-of-life business VoIP platforms as well as address areas that are served via fibre access.

One of the realities of VoIP in the consumer space is that the actual state of technology developed to inter-work telephony, video and Internet access on the same broadband infrastructure is in its infancy and there are risks and uncertainties to be addressed, such as ensuring all services can be delivered simultaneously to the home (and to different devices within the home) with uncompromised quality. These issues are exacerbated when the exchange of information is between service providers with different broadband infrastructures.

A long-term technology strategy is to move all services to IP to simplify the network, reduce costs and enable advanced TELUS Future Friendly Home services. Pursuing this strategy to its full extent would involve transitioning TELUS’ standard telephone service offering to IP-based telephony and phasing out legacy analogue-based telephone service. To this point, TELUS’ legacy voice network infrastructure could be simplified if regular analogue telephone lines were discontinued in favour of digital-only broadband access lines supporting all services including telephony, Internet and video. However, digital-only broadband access may not be feasible or economical in many areas for some time, particularly in rural and remote areas. TELUS needs to support both legacy and broadband voice systems for some time and, therefore, is expected to continue to incur costs to maintain both systems. There is a risk that investments in broadband voice may not be accompanied by decreased costs of maintaining legacy voice systems. There is also the risk that broadband access infrastructure and corresponding IP-telephony platforms may not be in place in time to avoid some re-investment in traditional switching platforms to support the legacy public switched telephone network access base in certain areas, resulting in some investment in line adaptation in non-broadband central offices.

Additionally, even if TELUS were to decide to migrate towards a fully IP voice solution, the level of effort required to migrate customers could be costly. TELUS is also observing a large migration of users away from traditional residential voice services onto cellular or competitive offerings creating the possibility, when combined with long migration times, of significant over-investment in an alternative solution for customers who may not be available to migrate. Migration to a DSL-based, primary voice offering will also require TELUS to develop a strategy around battery back-up, proactive customer premises equipment (CPE) replacement and increased in-home support (truck rolls). Similarly, hosted business IP telephony has not experienced the uptake industry analysts had predicted and its long-term future is unclear.

Risk mitigation: TELUS continues to deploy residential IP-based voice technologies into fibre-based communities and is working with vendors and industry to assess the technical applicability and evolving cost profiles of proactively migrating legacy customers onto IP-based platforms while striving to ensure adherence to CRTC commitments and customer expectations. TELUS’ ongoing investments in FTTN and access technologies should enable a smoother future evolution of IP-based telephony. TELUS is also working with manufacturers to optimize the operations, cost structure and life expectancy of analogue systems and solutions so that some of this infrastructure evolves to a point where it can form a part of the overall evolution towards IP. Additionally, IP-based solutions that TELUS is currently deploying are capable of supporting a wide range of customers and services to help limit TELUS’ exposure to any one market segment. For example, the new business VoIP platform is also capable of supporting consumer services and over-the-top capabilities in addition to a pure business VoIP offering. Going forward, as the Company’s wireless services evolve, TELUS will continue to assess the opportunity to further consolidate technology silos into a single voice service environment.

The convergence in a common IP-based application environment for telephony, Internet and video is complex

Traditionally the technology and systems associated with telephony, Internet and video were different from each other and provided little opportunity for common platforms or cost savings and minimal flexibility to integrate media, services and service development environments. The convergence in a common IP-based application environment, carried over a common IP-based network, provides opportunities for cost savings and for the rapid development of more advanced services that are also more flexible and easier to use. Further, the global standards for drawing together classic wireline and wireless services into a combined architecture using an IP multimedia subsystem are being actively ratified. However, the transformation from individual traditional silo systems and architectures to a common environment is very complex and could be associated with implementation errors, design issues and system instability.

Risk mitigation: In February 2010, TELUS began transitioning its previous IP TV middleware to next generation Microsoft Mediaroom. The Company expects it will complete the transition to Mediaroom in 2011 and plans to expand the new platform over time. TELUS mitigates implementation risk through modular architectures, lab investments, partnering with system integrators where appropriate, employee trials, and using hardware that is common to most other North American IP TV deployments. TELUS is striving to ensure that its IP TV deployment is part of an open framework that will fit into the overall transformation strategy once standards are ratified and the actual implementations have stabilized, particularly with the set-top box. TELUS is also active in a number of standards bodies such as the MEF and IP Sphere to help ensure its IP infrastructure strategy leverages standards-based functionality to further simplify the TELUS networks.

Support systems will increasingly be critical to operational efficiency

TELUS currently has a very large number of interconnected operational and business support systems, and the complexity is increasing. This is typical of incumbent telecommunications providers that support a wide variety of legacy and emerging telephony, mobility, data and video services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining competitive position and profit margins. TELUS is proactive in evolving to next generation support systems, which leverage industry integration and process standards. As next generation services are introduced, they should be designed to work with next generation systems frameworks and IT infrastructures, and at the same time, be compatible with legacy services and support systems. This introduces uncertainty with respect to the development and regression test costs, and delivery of the solutions with the desired effect.

Risk mitigation: In line with industry best practice, TELUS’ approach is to separate the business support systems (BSS) from the operational support systems (OSS) and underlying network technology. The aim is to decouple the introduction of new network technologies from the services sold to customers so both can evolve independently. This should allow TELUS to optimize network costs while limiting the impact on customer services, and to facilitate the introduction of new services by driving BSS/OSS functions by configurable data rather than programmatic changes. In addition, TELUS is an active participant in the TeleManagement Forum that is working to develop standard industry-defined modules in order to reduce cost through scale and increase adoption through scope. TELUS has established a next generation BSS/OSS framework to ensure that, as new services and technologies are developed, they are part of the next generation framework to ease the retirement of legacy systems in accordance with TeleManagement Forum’s Next Generation Operations Systems and Software program.

Restructuring of equipment vendors may impact services and solutions TELUS provides

TELUS has a number of relationships with equipment vendors, which are important to supplying the services and solutions TELUS provides to its retail and business customers. TELUS faces the risk that some equipment vendors may experience business difficulties, may not remain viable or may have to restructure their operations, which could impact their ability to support all of their products in future. This may negatively impact the services and solutions TELUS provides.

Risk mitigation: TELUS plans for this possibility in terms of future growth, maintenance and support of existing equipment and services. TELUS has a comprehensive contingency plan for multiple scenarios, including exposure to multiple suppliers and ongoing strong vendor relations. There can be no guarantee that the outcome of any vendor restructuring will not affect the services that TELUS provides to its customers, or that TELUS will not incur additional costs to continue providing services.

Wireless handset supplier concentration and market power

The popularity of certain models of smartphones and tablets from Apple and RIM has resulted in an increasing reliance on these manufacturers, which may increase the market power that these suppliers have over TELUS.

Risk mitigation: TELUS provides and promotes alternative devices, including Android devices, to provide greater choice for consumers and help lessen TELUS’ dependence on a few key suppliers.

Mature CDMA and iDEN wireless technologies must coexist with new HSPA+ network

The wireless industry continues to expand the deployment of second generation (2G), third generation (3G) and fourth generation (4G) technologies to deliver increased data speeds required for many new wireless, IP and data services. TELUS’ evolution to next generation wireless technologies involves services and devices that meet the requirements of the Company’s current and future subscriber base.

TELUS continues to support CDMA2000 3G wireless services, including EVDO revision A (DOrA) services. The Company believes CDMA technology will continue to be used for some time. TELUS also continues to support its Mike service that remains the Canadian leader with the largest number of subscribers using Push to Talk (PTT). U.S. carrier Sprint recently announced that it plans to begin migrating iDEN services and subscribers to a CDMA-based PTT solution beginning in 2011 and will begin a multi-year process to phase out its iDEN cell sites starting in 2013. In addition, Sprint and Motorola announced an agreement that extends Motorola’s support of the Sprint iDEN network for three additional years and covers the supply of software and services. TELUS’ iDEN subscribers represent less than 7% of total subscribers and the Company continues to migrate Mike PTT customers to data devices on its HSPA+ network in a targeted manner. TELUS expects Nextel International to continue to support a strong iDEN ecosystem and services. However, there is a risk that this ecosystem may not provide the scale to ensure sufficient iDEN device development, and that an HSPA-based PTT  platform comparable in performance to that of iDEN may not be sufficiently mature for wide-scale commercialization by TELUS in the same timeframe that Sprint phases out its iDEN network.

The Company’s near-term growth is expected to be propelled mainly by HSPA+ technology, because of HSPA’s broader geographic adoption, greater anticipated economies of scale, superior speeds and wider device selection. As such, CDMA and iDEN coexistence with HSPA+ needs to be managed appropriately.

Implementation of HSPA+ and other 4G network technologies and systems: TELUS successfully launched its HSPA+ network in November 2009, under a network sharing agreement with Bell Canada that sped up completion and reduced the Company’s costs of deployment nationally. The Company expects its overall wireless and wireline capital intensity level, excluding any capital that may be required for wireless spectrum auctions, to be approximately 17% of consolidated revenues in 2011. However, there is the risk that TELUS’ future wireless capital expenditures may be higher than those recorded historically in order to meet ongoing technology investments, including investments in HSPA+ dual-cell and LTE technologies.

Technology evolution: Although LTE is part of the technology evolution of a mature HSPA+ platform, some operators in Canada or elsewhere may seek to accelerate the deployment of LTE, which could influence the diversion of resources from HSPA+ development by the vendor and operator communities, and could affect TELUS’ technology evolution plan.

Risk mitigation: As common and continual practice, TELUS optimizes capital investments to enable positive payback periods and good flexibility to consider future technology evolutions. Certain capital investments, such as towers, leasehold improvements and power systems, are technology-agnostic. TELUS has a migration initiative underway to strategically move certain CDMA and Mike subscribers to high-speed data devices, thereby providing the potential to increase utilization of data services and stabilize revenue. TELUS expects to leverage the economies of scale and handset variety with the HSPA+ device portfolio, while continuing to take advantage of both the CDMA and iDEN device portfolios.

The agreement with Bell Canada to jointly build out an HSPA network provided the means for TELUS to better manage its capital expenditures and more quickly deliver a commercial network than could otherwise have been accomplished. TELUS’ continued collaboration with Bell Canada is expected to provide cost savings beyond the initial network build and flexibility to invest in service differentiation.

TELUS maintains a close liaison with its network technology suppliers and operator partners to influence and benefit from developments in iDEN, CDMA and HSPA technologies. By contracting its suppliers to provide technology solutions that are amenable to future advancements like LTE, TELUS can mitigate the operational disruption during technology transitions. Fundamental to TELUS’ strategy is the reuse and redeployment of application servers and network elements that are access-agnostic, such as messaging into the latest radio access technology. This enables TELUS to invest in radio-based technologies as they evolve and as required, without the need to replace these application servers.

Subscriber demand for data may challenge wireless networks and is expected to be accompanied by decreasing unit-pricing

The demand for wireless data services has been growing at unprecedented rates and it is projected that this demand will further accelerate, driven by increases in: broadband penetration; the need for personal connectivity and networking;

affordability of smartphones and high-usage data devices (such as the iPhone, mobile Internet keys and tablets), and machine-to-machine data applications; increasingly rich multimedia services and applications; and increasing wireless competition that may include more affordable data plans. In addition, given the highly competitive wireless business environment in Canada, it is expected that wireless data revenues will grow more slowly than traffic demand. This gap between traffic and revenue growth represents one of the most significant challenges for operators in this mobile Internet era.

In this mobile Internet era, accelerating data traffic levels represent a growing challenge to the current mobile network’s ability to adequately provision capacity and maintain high service levels in the face of growing demand and pace of innovation of data devices.

Risk mitigation: TELUS built an extensive wireless network based on HSPA+ technologies and is currently implementing HSPA+ dual-cell technology. The HSPA+ network positions TELUS to meet the capacity demands and challenges in the foreseeable future.

In addition to the superior capabilities and higher capacity delivered by HSPA+, the infrastructure supporting TELUS’ network facilitates the future migration to LTE wireless technologies that are expected to further increase network capacity and speed. TELUS’ investments in IP networks, IP/fibre cell-site backhaul and a software-upgradeable radio infrastructure are expected to greatly facilitate rapid introduction of LTE when this ecosystem reaches maturity. LTE technologies that TELUS began testing in 2010 are expected to deliver download speeds of up to 100 Mbps, while at the same time introducing significant improvements in performance. These improvements are expected to increase network capacity, enhance performance, reduce delivery costs per megabyte of data, enable richer multimedia applications and services, and deliver a superior subscriber experience.

Fast growth of wireless data volumes requires optimal and efficient utilization of TELUS’ spectrum holdings. Deployment of HSPA+ technology, the eventual launch of LTE technology and development of a capacity management toolkit aim to achieve efficient utilization of TELUS’ spectrum holdings and position TELUS to meet increasing levels of data traffic. TELUS has developed a spectrum strategy to further strengthen its ability to deliver the mobile Internet to Canadians in the future and intends to participate in upcoming spectrum auctions. If the Company is successful in its bids, the additional spectrum would provide additional capacity and mitigate risk of increasing data traffic, as well as allow for economic deployment of LTE services in rural coverage areas.

Transition to other 4G wireless technologies could be slowed by delays in development of an LTE ecosystem

The timing for the standardization and development of LTE technologies aligns with the need for additional network capacity required to address the surging demand for wireless data. However, just as with any other new wireless technology, there remain significant challenges that the industry needs to overcome in the first few years following standardization, and prior to being able to successfully support large LTE deployments. These include both technological and business challenges: harmonization of global spectrum, intellectual property rights, support for voice and SMS, interoperability, device availability, technology maturity, operational readiness and costs. The wireless industry appears committed to making LTE the worldwide technology standard, as evidenced by its R&D, testing and interoperability efforts. Despite this, there remains a risk that the development of a robust LTE ecosystem may experience some delays; these delays, against a background of surging data traffic demand, represent a risk for the operator.

Risk mitigation: TELUS’ implementation of LTE technologies will primarily be driven by a business case that is based on the launch of TELUS’ HSPA+ network, and as such, TELUS’ focus remains on the revenue growth opportunities that this new network enables. In support of this, TELUS’ wireless network is ready to evolve through software upgrades to support enhancements in HSPA+ that improve performance, capacity and speed. In parallel, and complementary to the evolution of HSPA+, TELUS is developing a comprehensive capacity management toolkit that will help address traffic growth challenges prior to the introduction of LTE, and which also is expected to complement LTE once it is deployed.

10.3 Regulatory

Regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues

TELUS’ telecommunications and broadcasting services are regulated under federal legislation by the Canadian Radio-television and Telecommunications Commission (CRTC), Industry Canada and Heritage Canada. The CRTC has taken steps to forbear from regulating prices for services offered in competitive markets, such as local residential and business services in selected exchanges, long distance and some data services, and does not regulate the pricing of wireless services. Local telecommunications services that have not been forborne are regulated by the CRTC using a price cap mechanism. A current major area of regulatory review is the ILECs’ obligation to serve.

The outcome of the regulatory reviews, proceedings and appeals discussed below and other regulatory developments could have a material impact on TELUS’ operating procedures, costs and revenues.

Future availability and cost of wireless spectrum

Industry Canada plans to auction spectrum in both the 700 MHz and 2.5/2.6 GHz bands in the late 2011 to 2013 timeframe. There is uncertainty regarding the government’s timing and position in regulating these potential spectrum bands. Auction rules may, for example, favour non-incumbents. As the rules for future auctions are unknown, the capital outlay required to successfully bid on additional spectrum is uncertain, and how much spectrum will be secured in each region is unknown. A 700 MHz spectrum auction discussion paper was issued at the end of 2010 but it is possible that most new spectrum will not be available for mobile purposes prior to 2012.

Currently, spectrum at 2.5 GHz has been used for fixed wireless and fixed wireless broadcast applications. However, this spectrum band has been given a primary mobile designation by Industry Canada and is expected to become a common global band for mobile services. In 2006, Industry Canada issued a policy that provides for a clawback of a portion of the band for auction when mobile service is implemented within the band, and stated that it intends to auction unassigned portions of the multipoint distribution service portion of the band. TELUS expects that an auction discussion paper will be announced by late 2011 and an auction scheduled sometime in 2012 or later.

Competitors Bell and Rogers hold significant amounts of spectrum at 2.5 GHz through their Inukshuk partnership, and have deployed a fixed wireless solution for portable DSL service in major cities including Toronto, Montreal, Calgary, Edmonton and Vancouver. Although TELUS has experienced only limited competition from this and similar services to date, there can be no assurance that future marketing of these services will not negatively impact TELUS’ wireless or wireline services.

Local forbearance

On December 14, 2006, the Governor in Council issued a direction to the CRTC to:

•                  Rely on market forces to the maximum extent feasible

•                  Ensure technological and competitive neutrality and enable competition from new technologies

•                  Use tariff approval mechanisms that are as minimally intrusive as possible

•                  Complete a review of the framework for mandated access to wholesale services

•                  Publish and maintain performance standards for its various processes

•                  Continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied Telecom Decision 2006-15 by changing the criteria for local forbearance for residential and business local exchange services. Forbearance for residential local exchange service is granted when there are two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75% of the residential lines in the exchange. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75% of the business lines. In addition, a number of quality-of-service indicators must be met for the six-month period prior to the forbearance application.

Since the Order in Council was issued, TELUS has obtained forbearance for about 74% of its local residential service lines and about 75% of local business service lines in B.C., Alberta and Eastern Quebec.

As a result of the forbearance granted for local residential and business services, TELUS believes it has significantly enhanced flexibility in pricing, promotions and bundling to compete with other providers of these services. However, TELUS has no assurance that it will be able to prevent further market share loss in these markets or that it will be able to obtain forbearance in other exchanges where it is facing competition for residential and business customers.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in B.C., Alberta and Eastern Quebec. On April 30, 2007, the CRTC issued Telecom Decision 2007-27 (third price cap period) and established an open-ended price cap regime.

During the second price cap period (2002 to 2007), funds were added to a deferral account as a result of a freeze on residential telephone rates in urban areas instead of reducing these rates by the amount required by the price cap formula. The CRTC later determined that these deferral account funds should be used for broadband expansion in rural and remote areas and to improve access to telecommunications services for the disabled. Any remaining funds were to be rebated to customers.

On August 31, 2010, the CRTC issued its final determination on the use of deferral account funds in Telecom Decision 2010-639. The CRTC finalized the deferral account balance and approved the use of a portion of the deferral account funds by TELUS to expand broadband services to 159 communities in B.C., Alberta and Quebec. The CRTC also directed TELUS to rebate $54.5 million to residential customers in non-high cost service areas and allowed the Company flexibility in the method of rebate to such residential subscribers at the date of the decision, including offering promotions of unrelated products of greater value than a cash rebate — such promotions to be concluded by the end of February 2011. The Commission also approved the use of the balance of the deferral account for broadband expansion in rural areas of

B.C., Alberta and Eastern Quebec over a period ending in 2014 and finalized amounts to be used for improvement of accessibility for the disabled. On October 29, 2010, Bell Canada was granted approval to use wireless technology instead of wireline ADSL technology to provide broadband service to its approved communities in Ontario and Quebec. However, the deferral account funds that Bell Canada can use for this broadband expansion were capped at the amount that it would cost to implement using ADSL technology. TELUS may also consider using wireless technology to provide broadband service in some deferral account communities.

Broadcasting distribution undertakings

TELUS holds licences from the CRTC to operate terrestrial broadcasting distribution undertakings to serve various communities in B.C. and Alberta (renewed in 2009 for a second full seven-year term), and in Eastern Quebec (licensed in July 2005). TELUS also holds a licence to operate a national video-on-demand (VOD) undertaking (licensed in September 2003 and in the process of being renewed). The Company’s strategy is to aggregate, integrate and make accessible content and applications for customers’ enjoyment. The Company does not believe it is necessary to own content. (See Section 10.1 Competition — Increasing vertical integration by competitors into broadcast content ownership.)

The broadcasting landscape has undergone significant consolidation with the acquisition by Shaw of the programming services of Canwest Global (a transaction approved by the CRTC in October 2010) and the acquisition by Bell of the programming services of CTVglobemedia (approval being considered by the CRTC following a hearing in February 2011). Given the potential for anti-competitive behaviour in this new vertically integrated market environment, the CRTC has launched a policy hearing to consider what safeguards might be necessary to ensure healthy competition. The policy hearing on vertical integration will be held in June 2011. Absent additional safeguards, there is a potential risk that vertically integrated competitors could unfairly raise their programming costs to TELUS and/or attempt to withhold content on “new media” platforms (Internet and mobile platforms) or otherwise disadvantage TELUS in attracting wireless or TELUS TV customers. Notably, on January 27, 2011, in Broadcasting Decision 2011-48, the CRTC released its determination regarding TELUS’ complaint against Videotron for undue preference conferred to its own VOD service by making its VOD service the exclusive provider of the most popular programming of its sister company TVA. The CRTC found that Videotron had in fact given itself undue preference and subjected TELUS to a disadvantage. The CRTC ordered that TVA programs distributed on VOD be provided without delay to TELUS. This decision is positive for TELUS particularly for the provision of Optik TV in Eastern Quebec.

On March 22, 2010, the CRTC introduced a new framework to allow over-the-air television broadcasters to enter into negotiations with broadcasting distribution undertakings to establish a fair value for the distribution of their local over-the-air television signals. As there is uncertainty whether the CRTC has the authority to implement such a signal compensation regime, the CRTC referred the matter to the Federal Court of Appeal seeking clarification of its jurisdiction under the Broadcasting Act. The decision of the Federal Court of Appeal is still pending but may be superseded by a reconsideration of this policy as part of upcoming proceedings where issues surrounding vertical integration will be discussed. In the event that the value for signal regime proposed by the CRTC is actually implemented, it could lead to an increase in cost of offering of Optik TV that TELUS may not be entirely able to recover through price increases due to competition in the broadcasting distribution market from vertically integrated broadcasting conglomerates.

Wholesale high-speed Internet access services proceeding

On August 30, 2010, the CRTC reaffirmed its 2008 decision to require unbundling of ADSL2+ and other advanced DSL-based services in Telecom Regulatory Policy CRTC 2010-632. The ILECs had successfully appealed to the Federal Cabinet to delay unbundling. Cabinet ordered the CRTC to re-examine the issue in light of the level of competition for Internet services, the impact on incentives to invest in broadband networks and any effects on the ILECs’ roll-out of IP TV.

Highlights of the CRTC decision include:

•                  ILECs are to provide speed-matching for ADSL service (including ADSL2, ADSL2+, VDSL and VDSL2) to wholesale Internet service providers (ISPs)

•                  New wholesale tariffs can include an additional 10% mark-up for newer higher speeds on top of the current regulatory mark-up for existing wholesale ADSL services

•                  Cable-TV companies already provide speed-matching for their third-party Internet access (TPIA) facilities but now have new interconnection obligations

•                  The decision, including speed-matching requirements, applies to FTTN ILEC facilities and DOCSIS 3.0 cable-TV company facilities

•                  Fibre-to-the-premises (FTTP) facilities are not subject to unbundling obligations at this time

•                  TELUS is not required to adapt its networks to enable end-customers to receive Optik TV from TELUS and Internet service from a wholesale provider, where there is only a single loop available to the end customer.

TELUS is currently participating in a follow-up CRTC process regarding the tariff approval of its speed-matching wholesale ADSL services. It is expected that this process will be completed in the second quarter of 2011.

This reaffirmed decision may reduce broadband competition by reducing or slowing down the roll-out of advanced services in marginal areas, or by increasing the propensity for carriers to lease rather than build. The decision could reduce capital investment in rural and smaller markets to offset the costs of sharing in urban markets. There is robust competition for high-speed Internet services already in the marketplace, including wireless and satellite Internet services that are substitutes for wireline services.

Usage-based billing for gateway access services and third-party Internet access services

In Telecom Decision 2011-44, the CRTC determined that usage-based billing rates for an ILEC’s wholesale residential gateway access services or equivalent services, and for an incumbent cable-TV carrier’s third-party Internet access services, are to be established at a discount of 15% from the carrier’s comparable usage-based billing rates for its retail Internet services. The Government of Canada has announced its intention to review this decision. This review is expected to be completed by March 1, 2011. The Government of Canada can uphold or overturn the decision, or ask the CRTC to reconsider it. The CRTC has initiated a separate review of billing practices for wholesale residential high-speed access services (Telecom Notice of Consultation 2011-77). The review is in regard to the terms upon which large incumbent telephone and cable-TV carriers provide their services to wholesalers, who, in turn, provide high-speed Internet access to retail residential customers. The CRTC’s stated approach in reviewing this matter will be based on two fundamental principles: (1) as a general rule, ordinary consumers served by small Internet service-providers (ISPs) should not have to fund the bandwidth used by the heaviest retail Internet service consumers; and (2) smaller ISPs should continue to be in a position to offer competitive and innovative alternatives. The review is expected to continue into the second quarter of 2011.

Radiocommunication licences regulated by Industry Canada

All wireless communications depend on the use of radio transmissions and, therefore, require access to radio spectrum. Under the Radiocommunication Act, Industry Canada regulates, manages and controls the allocation of spectrum in Canada, and licenses frequency bands and/or radio channels within various frequency bands to service providers and private users. Voice and data wireless communications via cellular, specialized mobile radio (SMR), enhanced specialized mobile radio and PCS systems, among others, require such licences. TELUS’ PCS and cellular licences include various terms and conditions, such as:

•                  Meeting Canadian ownership requirements

•                  Meeting obligations regarding coverage and build-out

•                  Spending at least 2% of certain PCS and cellular revenues on research and development

•                  Annual reporting

•                  Resale to competitors.

While TELUS believes that it is substantially in compliance with its licence conditions, there can be no assurance that it will be found to comply with all licence conditions, or if found not to be compliant that a waiver will be granted, or that the costs to be incurred to achieve compliance will not be significant. Initial licence fees and annual renewal fees are payable for licences that have not been obtained via spectrum auction.

700 MHz spectrum: Industry Canada has initiated a consultation on the 700 MHz band with an auction likely in late 2011 or 2012. There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not adopt some open access provisions for some of this spectrum, as was done in the U.S.

800 MHz re-banding: In 2004, the U.S. Federal Communications Commission (FCC) released a Report and Order adopting a plan to resolve interference with public safety radio systems in the 800 MHz band. Sprint-Nextel’s iDEN system was identified as the primary contributor to this interference. The U.S. is planning to realign the band so that public safety systems would be relocated to the bottom of the 800 MHz band and Sprint-Nextel’s iDEN system would operate in the upper part of the band.

In Canada, the TELUS Mike (iDEN) network also uses this same frequency spectrum. Because each site for the Mike network is analyzed and licensed individually, TELUS and Industry Canada have been able to minimize the number of public safety interference issues to a few across the country versus more than 1,500 in the U.S.

However, TELUS has an existing special co-ordination procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective iDEN networks at specific border areas across the country. These channels serve to increase the number of channels available to both networks to better serve the area. The realignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces its final decision, there is no assurance that TELUS will be able to continue to use these channels.

Foreign ownership restrictions

TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act and associated regulations. Although TELUS believes that TELUS Corporation and its subsidiaries are in compliance with the relevant legislation, there can be no assurance that a future

CRTC, Industry Canada or Heritage Canada determination, or events beyond TELUS’ control, will not result in TELUS ceasing to comply with the relevant legislation. If such a development were to occur, the ability of TELUS’ subsidiaries to operate as Canadian carriers under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act and Broadcasting Act could be jeopardized and TELUS’ business could be materially adversely affected.

In June 2008, the Competition Policy Review Panel provided its final report to the Minister of Industry. The Panel made a number of recommendations to liberalize foreign ownership rules for the telecommunications and broadcasting sectors. Subsequently, the federal government Throne Speech on March 3, 2010 and the federal budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. In June 2010, Industry Canada unveiled three options for consultation on lifting foreign ownership restrictions for telecommunications companies:

1.               Increase the limit for direct foreign investment in broadcasting and telecommunications common carriers to 49%

2.               Lift restrictions on telecommunications common carriers with a 10% market share or less, by revenue

3.               Remove foreign ownership restrictions completely.

In the context of the Industry Canada consultation, TELUS advanced a fourth option: Should the government opt to lift foreign ownership restrictions, they should be symmetrically lifted for all telecommunications carriers and broadcasting distribution undertakings, and should be retained for broadcasters (i.e. content providers). Under the TELUS proposal, a vertically integrated company operating both carriage and content businesses could not be foreign owned. A vertically integrated company choosing to sell its carriage business to a foreign buyer must ensure that the content business remains under separate Canadian ownership and control.

On November 22, 2010, the Minister of Industry announced the government’s intent to address the matter later in 2011 in the context of rule setting for upcoming spectrum auctions expected in 2012. A consultation on rule setting for the 700 MHz spectrum auction was launched on November 30, 2010, with comments accepted until February 28, 2011, and reply comments accepted until March 30, 2011.

In the interim, there remains some uncertainty regarding the interpretation of the existing rules due to a Cabinet decision. On December 10, 2009, the Governor in Council (on behalf of the federal Cabinet) issued Order in Council P.C. 2009-2008, which overturned an October 29, 2009, decision by the CRTC (Telecom Decision 2009-678) that found that wireless new entrant Globalive did not meet Canada’s foreign ownership laws due to the substantial capital backing of Egypt-based Orascom Telecom. Notwithstanding the Governor in Council’s claim that its decision was particular to facts of the Globalive case, it appeared that a new precedent had been set with respect to loosening foreign ownership restrictions in telecommunications, broadcasting and other sectors where the “control in fact” test has traditionally been applied. On January 8, 2010, Public Mobile Inc. filed an application for judicial review with the Federal Court of Appeal seeking to overturn the Governor in Council’s December 10, 2009, decision declaring Globalive to be eligible to operate as a Canadian carrier. Public Mobile Inc.’s application for a judicial review was opposed by the Federal Government and by Globalive. The Federal Court of Appeal decision was released on February 4, 2011, striking down the Order in Council that overturned CRTC Decision 2009-678 and issuing a 45-day stay of judgement, which Globalive is seeking to extend. The federal government and Globalive announced that they intend to appeal the Federal Court of Appeal ruling.

There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS.

Risk mitigation for regulatory matters: TELUS generally advocates a regulatory environment in telecommunications that relies, to the greatest extent possible, on market forces rather than regulatory intervention, while in the case of the distribution of broadcasting content, it supports a symmetrical regime under the Broadcasting Act that ensures all Canadian consumers continue to have equitable access to broadcast content irrespective of the distributor or platform they choose. TELUS believes that, as long as content is regulated to achieve cultural objectives, this is in the best interest of all carriers and their customers. TELUS does not oppose the removal of foreign ownership restrictions in telecommunications, or on the distribution of content, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers and broadcast distribution undertakings.

10.4 Human resources

Employee retention and engagement

The success of TELUS depends on the abilities, experience and engagement of its team members. Competition for highly skilled and entrepreneurial management and front-line employees is intense in the communications industry. The loss of key employees — or deterioration in overall employee morale and engagement from organizational changes, unresolved collective agreements or ongoing cost reduction — could have an adverse impact upon TELUS’ growth, business and profitability. TELUS continues its focus on efficiency initiatives that include an evolution of the Company’s performance bonus program tying it directly to corporate profitability. To help contain expenses, the Company and its employees continue to share cost increases associated with the benefits program.

With expanding competition in the telecommunications industry, employee retention risk is expected to remain elevated in 2011. TELUS aims to attract and retain key employees through both monetary and non-monetary approaches, striving to both protect and improve engagement levels. However, there can be no assurance that such approaches will be as successful as planned.

Risk mitigation: The compensation program at TELUS is designed to support its high-performance culture and is both market-driven and performance-based. This includes:

•                  Employee performance bonuses based on individual contributions as well as a corporate component

•                  Share options for eligible employees

•                  Restricted stock units (RSUs) and performance stock units (PSUs) for eligible employees

•                  TELUS Employee Share Purchase plan available to all domestic full-time and part-time employees.

Medium-term and long-term performance incentives (RSUs, PSUs and share options) for key personnel generally have three-year vesting periods. The increased value of TELUS shares in 2010 has increased the effectiveness of these retention incentives. Where required, TELUS also continues to implement targeted retention solutions for employees with talents that are scarce in the marketplace.

As well, a benefits program is offered that allows the tailoring of personal health, wellness, lifestyle and retirement choices to suit individual and family needs.

By striving to ensure TELUS’ compensation and benefits remain competitive, the Company seeks to maintain the ability to attract and retain key employees. With respect to ongoing program cost management, the Company hopes to manage engagement levels through direct and upfront communication to all employees as part of an overall business ownership culture. A positive indicator in 2010 was a 300 basis point increase in the measure of TELUS’ employee engagement. Management believes the following were influencing factors:

•                  Increased communications with front-line team members

•                  A focus on the customer and additional support for those team members performing in that capacity

•                  Winning in the marketplace due to innovative high-quality products and services available to customers on TELUS’ enhanced wireline and wireless networks.

TELUS will continue to focus on other non-monetary factors that have a clear alignment with engagement including:

•                  Performance management

•                  Career opportunities

•                  Training and development

•                  Recognition

•                  Work styles (e.g. facilitating working remotely from home and alternative work locations).

Collective bargaining

In August 2010, the membership of Syndicat québécois des employés de TELUS (SQET) in the TELUS Québec region ratified a new collective agreement that will expire on December 31, 2014. This agreement covers approximately 1,000 trades, clerical and operator services team members.

The collective agreement with the Telecommunications Workers Union (TWU) expired on November 19, 2010. Collective bargaining began in July 2010 and continues as of the date of this MD&A. The TWU contract applies to approximately 11,000 employees across Canada in TELUS’ wireline and wireless business segments.

In any set of labour negotiations, there can be no assurance that the negotiated compensation expenses or changes to operating efficiency will be as planned and may result in unanticipated increased costs and/or reduced productivity. In addition, there can be no assurance that reduced productivity and work disruptions will not occur during the course of collective bargaining prior to settlement.

Risk mitigation: A governance model is in place to ensure the financial and operating impact of any proposed terms of settlement are assessed and determined to be aligned with TELUS’ strategic direction. Any potential need to continue operations in response to work disruptions has been addressed through extensive contingency planning and emergency operations plans. Though the Company has built and validated emergency operations plans, there can be no assurance that all potential issues have been planned for or that the contingencies planned for will manifest in exactly the same fashion as tested. As a result, there is risk that increased costs or disruptions may still occur.

10.5 Process risks

Systems and processes

TELUS has numerous complex systems and process change initiatives underway. There can be no assurance that the full complement of the Company’s various systems and process change initiatives will be successfully implemented or that sufficiently skilled resources will be available to complete all key initiatives planned for 2011 and beyond. There is risk that certain projects may be deferred or cancelled and the expected benefits of such projects may be deferred or unrealized.

Risk mitigation: In general, TELUS strives to ensure that system development priorities are selected in an optimal manner. TELUS’ project management approach includes extensive risk identification and contingency planning, scope and change control, and resource and quality management. The quality assurance of the solutions includes extensive functional, performance and revenue assurance testing, as well as capturing and utilizing lessons learned. In addition, TELUS often moves its business continuity planning and emergency management operations centre to a heightened state of readiness in advance of major systems conversions.

Large enterprise deals

TELUS’ operating efficiency and earnings may be negatively impacted by challenges with (or ineffective) implementation of large enterprise deals, which may be characterized by service credits that lower revenues, significant upfront expenses and capital expenditures, and a need to anticipate, understand and respond to complex and multi-faceted enterprise customer-specific requirements and stakeholders. There can be no assurance that service implementation will proceed as planned and expected efficiencies will be achieved, which may impact return on investment or desired margins to be realized. The Company may also be constrained by available staff, system resources and co-operation of existing service providers, which may limit the number of large contracts that can be implemented concurrently in a given period and/or increase the cost to TELUS related to such implementations.

Risk mitigation: TELUS has gained experience in implementing numerous large enterprise deals over a number of years and expects to continue to focus on implementing recent large enterprise contract wins. In addition, the Company expects to continue being selective as to which new large contracts it will bid on and to increase its focus on the SMB market.

TELUS continues to realize the benefits of implementing internal reorganizations, including the consolidation of three enabling units into two integrated teams: Technology Strategy and Business Transformation and Technology Operations, as well as the consolidation of certain customer-facing business units. The expected benefits include streamlined operations, more effective deployment of technologies and supporting systems, cost efficiencies, improved customer service, and better capability to implement large enterprise deals. TELUS follows industry standard practices for rigorous project management, including executive (senior) level governance and project oversight; appropriate project resources, tools and supporting processes; and proactive project-specific risk assessments and risk mitigation planning. TELUS also conducts independent project reviews and internal audits to help monitor progress and identify areas that may require additional focus, and to identify systemic issues and learnings in project implementations which may be shared among projects.

Reorganizations

Arising from its operating efficiency program, the Company carries out a number of operational consolidation, rationalization and integration initiatives each year. For 2010 initiatives, see Section 2.2 Strategic imperatives — Investing in internal capabilities. The initiatives are aimed at improving the Company’s operating productivity and competitiveness. There can be no assurance that all planned efficiency initiatives will be completed, or that such initiatives will provide the expected benefits or will not have a negative impact on operating performance, employee engagement, financial results and customer service.

Risk mitigation: TELUS focuses on and manages organizational changes through a formalized business transformation function by leveraging the expertise, key learnings and best practices gained from mergers, business integrations and efficiency-related reorganizations in recent years.

Foreign operations

Maintaining TELUS’ international operations presents unique risks, including country-specific risks (such as different political, legal and regulatory regimes and cultural values), lack of diversity in geographical locations, concentration of customers, different taxation regimes, infrastructure and security challenges, different exposure to and frequency of natural disasters, and the requirement for system processes that work across multiple time zones, cultures and countries. There can be no assurance that international initiatives and risk mitigation efforts will provide the benefits and efficiencies expected, or that there will not be significant difficulties in combining the different management and cultures, which could result in a negative impact on operating and financial results.

Risk mitigation: TELUS’ strategy is to improve the diversity and geographic distribution of its operations, customers and conduct of business process outsourcing activities. TELUS has in recent years expanded its Philippines operations to locations in India, Central America, the Caribbean region and the U.S. state of Nevada. The continued expansion of international operations provides TELUS with more geographic diversity, spreads political risk among the foreign jurisdictions, provides the Company an ability to serve customers in multiple languages and in multiple time zones, and through network redundancy and contingency planning, provides the ability to divert operations in emergency situations. The Company continues to work with its international operations to extend operational best practices, to integrate and align international and domestic Canadian operations, as appropriate, and to ensure that internal controls are implemented, tested, monitored and maintained. TELUS also maintains a currency hedging program to reduce certain foreign currency exposures.

Integration of acquisitions

Post-merger and post-acquisition activities include the review and alignment of accounting policies, employee transfers and moves, information systems integration, optimization of service offerings and establishment of control over new operations. Such activities may not be conducted efficiently and effectively, negatively impacting service levels, competitive position and expected financial results.

Risk mitigation: TELUS has a team that performs a post-merger integration (PMI) function. The PMI team applies an integration model, based on learnings from numerous previous post-acquisition integrations, which enhances and accelerates the standardization of TELUS’ business processes and strives to preserve the unique qualities of acquired operations. PMI begins with strategic, pre-closing analysis and planning, and continues after closing with the execution of a plan. Initial plans are re-evaluated and assessed regularly, based on timely feedback received from the integration teams.

Data protection

Some of the Company’s efficiency initiatives rely on offshoring of internal functions to TELUS International’s operations and leveraging partners domestically and abroad. To be effective, offshore and partner relationships require TELUS to provide access to the Company’s data. Remote access to TELUS data could lead to data being lost, compromised or accessed by third parties potentially for inappropriate use, negatively impacting the Company’s competitive position, financial results and brand.

Risk mitigation: A core component of TELUS’ strategy is for data to reside in TELUS facilities in Canada, with the deployment of infrastructure to support partner connectivity to view these TELUS systems. TELUS International and partners are provided with remote views of the data without it being stored on local systems.

Another core component of the TELUS strategy is payment card industry (PCI) compliance, a rigorous set of standards leveraging the latest security technology, such as encryption, to ensure the protection of customer credit card information. These capabilities are being introduced and implemented by TELUS and TELUS International in accordance with the ongoing PCI certification program.

10.6 Financing and debt requirements

TELUS’ business plans and growth could be negatively affected if existing financing is not sufficient to cover funding requirements

Risk factors such as disruptions in the capital markets, increased bank capitalization regulations, reduced lending in general, or a reduced number of active Canadian chartered banks as a result of reduced activity or consolidation, could reduce capital available or increase the cost of such capital for investment grade corporate issuers such as TELUS.

Risk mitigation: TELUS may finance future capital requirements with internally generated funds, borrowings under the unutilized portion of its bank credit facility, use of securitized accounts receivable, use of commercial paper or the issuance of debt or equity securities. TELUS has a shelf prospectus available until October 2011, under which, as at December 31, 2010, it can offer up to $2 billion of debt and equity. TELUS believes its adherence to its stated financial policies and the resulting investment grade credit ratings, coupled with its efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continue to provide reasonable access to capital markets.

The Company has a $2 billion credit facility ($1.78 billion available at December 31, 2010) that expires on May 1, 2012. This facility allows the Company to continue to meet one of its financial objectives, which is to generally maintain $1 billion in available liquidity. As described in Section 7.6 Accounts receivable sale, TELUS Communications Inc. also has an agreement with an arm’s-length securitization trust under which it is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. At December 31, 2010, TCI had received aggregate cash proceeds of $400 million, with $100 million available. TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd., failing which, the Company may be required to wind down the program prior to the May 2012 termination date of the agreement.

Ability to refinance maturing debt

At December 31, 2010, the only significant maturity of long-term debt in 2011 is the remaining U.S.$741 million of 8% Notes due June 1. TELUS also operates a commercial paper program (maximum of $1.2 billion) that permits access to low-cost funding. At December 31, 2010, TELUS had $104 million of commercial paper issued, which must be refinanced on an ongoing basis to enable the cost savings relative to borrowing on the 2012 credit facility to be realized. Capital market conditions may prohibit the rolling of commercial paper at low rates.

Risk mitigation: Through successful financing activities in 2010 (see Section 7.3), TELUS increased the average term to maturity of its long-term debt to 5.7 years at December 31, 2010, from 5.0 years at December 31, 2009. The Company’s commercial paper program is fully backstopped by the 2012 credit facility. In 2011, TELUS may issue additional long-term debt to help refinance the maturing 8% Notes, although the Company has sufficient unutilized credit facilities to refinance this debt without accessing the long-term debt markets. At December 31, 2010, TELUS’ long-term debt was $6.06 billion, with various amounts maturing from 2011 to 2025 (see Section 4.3 for a debt maturity profile).

A reduction in TELUS credit ratings could impact the Company’s cost of capital and access to capital

The Company’s cost of capital could increase and access to capital might be affected by a reduction in the credit ratings of TELUS and/or TCI. There can be no assurance that TELUS can maintain or improve current credit ratings.

Risk mitigation: TELUS seeks to maintain debt credit ratings in the range of BBB+ to A-, or equivalent. The four credit rating agencies that rate TELUS currently have ratings that are in line with this target with a stable outlook or trend and have confirmed TELUS’ ratings for 2010. TELUS has financial policies in place that were established to help maintain or improve existing credit ratings. (See Section 7.4 Liquidity and capital resource measures.)

Lower than expected free cash flow could constrain ability to invest in operations or reduce debt

TELUS expects to generate free cash flow in 2011 after investing approximately $1.7 billion of capital expenditures. Free cash flow would be available to, among other things, pay dividends to the Company’s shareholders. While anticipated cash flow is expected to be more than sufficient to meet current requirements and remain in compliance with TELUS’ financial policies, these intentions could constrain TELUS’ ability to invest in its operations for future growth. As described in Section 1.5, payment of net cash income taxes and funding of defined benefit pension plans in the future will reduce the after-tax cash flow otherwise available to return capital to the Company’s shareholders. If actual results are different from TELUS’ expectations, there can be no assurance that TELUS will not need to change its financing plans, including its intention to pay dividends according to the target payout guideline.

Risk mitigation: The TELUS Board reviews the dividend each quarter, based on a number of factors including a target dividend payout ratio guideline of 55 to 65% of sustainable net earnings on a prospective basis. This review resulted in TELUS announcing two quarterly dividend increases in 2010, with the fourth quarter declaration at $0.525 per share for dividends paid in January 2011. Based on the beginning-of-year level of quarterly dividend and shares outstanding, annualized dividend payments would total approximately $675 million in 2011. The Company announced a return to the purchase of shares in the open market for reinvested dividends rather than issue shares from treasury. In the future, TELUS could seek Board approval to return to issuing shares from treasury for reinvested dividends, in order to reduce cash outflows in respect of dividends.

The Company’s financial instruments, and the nature of credit risks, liquidity risks and market risks that they may be subject to, are described in Financial instruments in Section 7.8.

10.7 Tax matters

Income and commodity tax amounts, including tax expense, may be materially different than expected

The operations of TELUS are complex and related tax interpretations, regulations and legislation that pertain to TELUS’ activities are subject to continual change. The Company collects and pays significant amounts of commodity taxes, such as provincial sales taxes, harmonized sales taxes and federal goods and services taxes, to various taxation authorities. The Company also accrues and pays significant amounts of income taxes and has significant future income tax liabilities and income tax expense. Income tax amounts are based on TELUS management’s estimates, using accounting principles that recognize the benefit of income tax positions that are more likely than not of being sustained upon examination on an issue-by-issue basis. The benefit is measured at the largest amount with greater than 50% probability of being realized. The assessment of the likelihood and amount of income tax benefits, as well as the timing of realization of such amounts, can materially affect the determination of net income or cash flows. As noted in Section 1.5 Financial and operating targets for 2011, TELUS currently expects to make cash income tax payments, net of recoveries, of approximately $130 to $180 million. The 2011 blended statutory income tax rate is expected to be 26.5 to 27.5%. These expectations can change as a result of changes in interpretations, regulations, legislation or jurisprudence.

The timing concerning the monetization or realization of future income tax accounts is uncertain, as it is dependent on future earnings of TELUS and other events. The amounts of future income tax liabilities are also uncertain, as the amounts are based upon substantively enacted future income tax rates in effect at the time, which can be changed by governments. The amounts of cash tax payments and future income tax liabilities are also based upon the Company’s anticipated mix of revenues among the jurisdictions in which it operates, which is also subject to change.

The audit and review activities of the Canada Revenue Agency and other jurisdictions’ tax authorities affect the ultimate determination of the actual amounts of commodity taxes payable or receivable, income taxes payable or receivable, future income tax liabilities and income tax expense. Therefore, there can be no assurance that taxes will be payable as anticipated and/or that the amount and timing of receipt or use of the tax-related assets will be as currently expected. Management’s experience indicates the taxation authorities are more aggressively pursuing perceived tax issues and have increased the resources they put to these efforts. The economic recession that ended in 2009 has only served to exacerbate such aggressive practices.

In order to provide comprehensive solutions to primarily Canadian-based customers operating in foreign jurisdictions, the Company has entered into further arrangements for the supply of services in such foreign jurisdictions, thus exposing itself to multiple forms of taxation.

In 2008, the Company continued to expand its activities into the United States and other foreign jurisdictions including the United Kingdom, Philippines, Panama, Guatemala, El Salvador and Barbados. In 2009, as part of its operational efficiency program, the Company increased its offshoring of certain business processes to the Philippines and India. In the U.S., federal, state and local jurisdictions have created varying complex regimes for income, revenue, sales and use, and property taxes. The number and variation of such regimes in the U.S. jurisdictions where the Company has transactions cause additional financial risk to the Company. Generally, each foreign jurisdiction has its own taxation peculiarities in the forms of taxation imposed (such as value-added tax, gross receipts tax or income tax) and its own legislation and tax treaties with Canada, as well as currency and language differences. Notwithstanding the usual differences, the telecommunications industry has unique issues that lead to uncertainty in the application or division of tax between domestic and foreign jurisdictions. Accordingly, TELUS’ foreign expansion activities have increased the Company’s exposure to tax risks, from both financial and reputation perspectives.

Risk mitigation: The Company maintains an internal Taxation department composed of professionals who are trained and educated in taxation administration and who maintain an up-to-date knowledge base of new developments in the underlying Canadian law, its interpretations and jurisprudence. TELUS also has an experienced international team with knowledge of U.S. and other foreign tax laws, supplemented by U.S. and foreign external advisors, to provide tax advice and to assess foreign tax issues and risks. This team is also responsible for the specialized accounting required for income taxes, and accordingly, is charged with maintaining state-of-the-art knowledge of tax accounting developments and the implementation of such relevant measures, as required.

The transactions of the Company are under continual review by the Company’s Taxation department whereby transactions of an unusual or non-recurring nature, in particular, are assessed from multiple risk-based perspectives. Tax-related transaction risks are regularly communicated to and reassessed by tax counsel as a check to initial exposure assessments. As a matter of regular practice, large and international transactions are reviewed by external tax counsel, while other third-party advisors may also be engaged to express their view as to the potential for tax exigibility. In 2010, the Company completed phase one of its three-phase enterprise-wide program to review its existing international structure, systems and processes and to develop a future mode of operation that will mitigate its regulatory, legal and tax risks as it continues international expansion. Additional adjustments will continue into 2011 to take into account business changes. In 2010, the Company continued to work on expanding the capability of its U.S. automated regulatory and tax billing system for additional products and services that is expected to be completed in 2011. The Company engages external counsel and advisors as appropriate to provide advice and to prepare or review returns to enable the Company to comply with tax laws in the jurisdictions outside of Canada in which it has operations of any significance. The advice and returns provided by such advisors and counsel are reviewed for reasonableness by TELUS’ internal Taxation team.

10.8 Health, safety and environment

Team member health, wellness and safety

Lost work time resulting from the physical injury or psychological illness of TELUS team members can negatively impact organizational productivity and employee benefit costs.

Risk mitigation: To minimize absences in the workplace, TELUS supports a holistic and proactive approach to team member health by providing comprehensive wellness, disability, ergonomic and employee assistance programs. To promote safe work practices, the Company has long-standing training and orientation programs for team members, contractors and suppliers who access TELUS facilities. Wellness programs include training for managers and access to short-term and long-term counselling for individual team members and/or teams. However, there can be no assurance that these safety and health programs and practices will be effective in all situations.

Radio frequency emission concerns

Some studies and various media reports have asserted that radio frequency emissions from wireless handsets may be linked to certain adverse health effects. There can be no assurance that future health studies, government regulations or public concerns about the health effects of radio frequency emissions will not have an adverse effect on the business and prospects for TELUS. For example, public concerns could reduce subscriber growth and usage, and increase costs as a result of modifying handsets, relocating wireless towers, and addressing incremental legal requirements and product liability lawsuits. TELUS continues to monitor developments in this area.

Risk mitigation: Evidence in the scientific community, as determined and published in numerous studies worldwide, supports the conclusion that there is no demonstrated public health risk associated with the use of wireless phones. These include a study published in the Journal of the National Cancer Institute in 2006, involving 420,000 cell phone users in Denmark. This study found that cell phone users are no more likely than anyone else to suffer a range of cancer types. Government agencies in Canada responsible for establishing safe limits for signal levels of radio devices also support the conclusion that wireless telephones are not a health risk. TELUS believes that the handsets it sells comply with all applicable Canadian and U.S. government safety standards.

Responsible driving

Research has shown an increase in distraction levels for drivers using wireless devices while operating vehicles. All Canadian provinces except New Brunswick have passed laws to ban the use of handheld mobile phones while driving, but do permit the use of hands-free devices. Alberta requirements are expected to come into effect by the middle of 2011. There can be no assurance that additional laws against using mobile phones or hands-free devices while driving will not be passed and that, if passed, such laws will not have a negative effect on subscriber growth rates, usage levels or wireless revenues.

Risk mitigation: TELUS promotes responsible driving and recommends that driving safely should be every wireless customer’s first responsibility. The Company provides and sells hands-free devices in its retail channels.

Concerns related to contaminated property and associated risk to human health or wildlife

To conduct business operations, TELUS owns or leases a large number of properties. The presence of fuel systems for back-up power generation enables the provision of reliable service, but also poses an environmental risk for the Company. Spills or releases of fuel from these systems have occurred occasionally, with the maximum cost incurred at any site to date rarely exceeding $1 million. A significant portion of this risk is associated with the clean-up of sites contaminated by historic TELUS practices or by previous owners. There were no significant changes to TELUS’ environmental risks during 2010. Although TELUS takes proactive measures to identify and mitigate environmental exposures and employs an environmental management system (EMS) based on ISO14001:2004, there can be no assurance that specific environmental incidents will not impact TELUS operations in the future.

Risk mitigation: While TELUS’ environmental risks are considered immaterial to the Company’s financial results, they are important from a corporate social responsibility perspective, which TELUS takes seriously. Poor environmental performance or ineffective risk mitigation could have negative legal, brand or community relations impacts. The Company’s EMS is designed to proactively identify and prioritize these risks. The specific risk posed by fuel systems is being addressed through a program to install containment and monitoring equipment at sites with systems of qualifying size. Further detailed assessment of environmental risks and mitigation activities can be found in the TELUS corporate social responsibility (CSR) report at telus.com/csr.

Concerns related to climate change

TELUS supports the general view of the worldwide scientific community that anthropogenic sources of greenhouse gases, such as carbon dioxide equivalency (CO2e), are possibly accelerating the rate of global climate change. The changes related to climate change are a potential risk to TELUS’ business operations including but not limited to the Company’s ability to provide telecommunications services to customers. TELUS’ North American CO2e emissions have remained fairly consistent with little variance since it began measuring its CO2e output. The Company estimates that its emissions in 2010 will be similar to those in 2009, approximately 320,000 tonnes, with final publication of its emissions to be made in the 2010 CSR report.

Risk mitigation: TELUS recently announced its climate change strategy, which includes a mitigation component focusing on energy and CO2e reduction, an adaptation component, and an innovation component, which helps customers and communities realize their climate change goals through TELUS’ technological and service solutions. TELUS’ strategic targets are a 25% reduction in CO2e emissions over 2009 levels by 2020 and a 10% reduction in energy use over the same period. This is expected to be achieved through network efficiency upgrades, real estate transformation and LEED (leadership in energy and environmental design) principles certification for construction of new buildings, in-house technology upgrades, server virtualization, increased use of video-conferencing and teleconferencing, fleet transformation and employee education. TELUS measures its yearly emissions against its targets and actively pursues efficiency strategies to help reach its goals.

Concerns related to electronic waste (e-waste)

TELUS has a responsibility to help ensure that equipment it uses or sells is dealt with appropriately at the end of its life cycle. Improperly managed e-waste may be sent to landfills and is often sent to developing countries which, due to a lack of disposal regulations, can contribute to environmental and health impacts.

Risk mitigation: TELUS has implemented an e-waste management program designed to provide approved recycling channels for both its external and internal electronic products. One example is the Recycle My Cell initiative, where TELUS has partnered with the Canadian Wireless Telecom Association (CWTA) to introduce a national program that links all participating recycling programs, making it easier for consumers to know where and how to dispose of wireless devices. The phones collected through this program are sent to approved Canadian facilities where they are refurbished and re-used, or recycled. Recycled phones are sent to approved processors to be broken down into usable components for resale, reducing landfill waste generation.

10.9 Litigation and legal matters

Investigations, claims and lawsuits

Given the size of TELUS, investigations, claims and lawsuits seeking damages and other relief are regularly threatened or pending against the Company and its subsidiaries. TELUS cannot predict with any certainty the outcome of such actions and as such, there can be no assurance that financial or operating results will not be negatively impacted.

Risk mitigation: The Company believes that it has put in place reasonable policies, processes and awareness designed to enable compliance with legal and contractual obligations and reduce exposure to legal claims. Please also refer to the other risk mitigation steps discussed in this subsection.

Class actions

TELUS and certain subsidiaries are defendants in a number of certified and uncertified class actions. The Company has observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against the Company has continuously increased in recent years. The adoption by governments of increasingly stringent consumer protection legislation (such as Quebec’s Bill 60 in 2010) may also increase the number of class actions. A successful class action lawsuit, by its nature, could result in a sizable damage award that negatively affects a defendant’s financial or operating results.

Certified class actions

Certified class actions against the Company include a class action brought in 2004 in Saskatchewan against a number of past and present wireless service providers including TELUS. The claim alleges that each of the carrier defendants is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings were commenced in other provinces. A national class was certified in September 2007 by the Saskatchewan Court of Queen’s Bench. In February 2008, the same court removed from the class all customers of the Company who are bound by an arbitration clause, applying two decisions of the Supreme Court of Canada. In March 2010, the Company obtained leave to appeal the 2007 certification decision and that appeal was heard in December 2010 with the court reserving judgement. Certification is a procedural step. If the Company is unsuccessful on appeal of the certification decision, the plaintiff would still be required to prove the merits of the claim.

A new class action making substantially the same allegations was brought in 2009 in Saskatchewan. The Company believes this was done in an attempt to take advantage of the expanded scope in class action legislation since 2004. The new class action was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. In March 2010, the plaintiffs applied for leave to appeal the stay decision and that application was adjourned pending the outcome of the 2004 class action.

Risk mitigation: Certification of a class action does not determine the merits of the claim, and the plaintiffs are still required to prove the merits of their claims. The Company believes that it has good defences to these actions and is vigorously defending them. Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

Uncertified class actions

Uncertified class actions against the Company include a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including the Company have failed to provide proper notice of 911 charges to the public and have been deceitfully passing them off as government charges, as well as a 2008 class action brought in Ontario alleging that the Company has misrepresented its practice of rounding up wireless airtime to the nearest minute and charging for the full minute. The plaintiffs in these actions seek direct and punitive damages and other relief. The Company is assessing the merits of these claims, but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Risk mitigation: The Company is vigorously defending certification of these actions. Certification is a procedural step that determines whether a particular lawsuit may be prosecuted by a representative plaintiff on behalf of a class of individuals. Certification of a class action does not determine the merits of the claim, so that if the Company were unsuccessful in defeating certification, the plaintiffs would still be required to prove the merits of their claims.

Civil liability in the secondary market

Like other Canadian public companies, TELUS is subject to civil liability for misrepresentations in written disclosure and oral statements, and liability for fraud and market manipulation. Legislation creating liability was first introduced in Ontario in 2005. Since then, other provinces and territories have adopted similar legislation.

The legislation creates a right of action for damages against TELUS, its directors and certain of its officers in the event that TELUS, or a person with actual, implied or apparent authority to act or speak on behalf of TELUS, releases a document or makes a public oral statement that contains a misrepresentation, or TELUS fails to make timely disclosure of a material change.

The legislation permits action to be taken by any person or company that acquires or disposes of TELUS securities in the secondary market during the period of time that the misrepresentation remains uncorrected in the public or, in the case of an omission, until such time as the material change has been disclosed. It is not necessary for the person or company to establish that they relied on the misrepresentation in making the acquisition or disposition.

Risk mitigation: When the legislation was first introduced, TELUS conducted a review of its disclosure practices and procedures and the extent to which they were documented. As part of that review, TELUS consulted external advisors. This review indicated that TELUS has well-documented and fulsome processes in place, including a corporate disclosure policy that restricts spokespersons to specifically designated senior management, provides a protocol for dealing with analysts and oral presentations, outlines the communication approach to issues, and has a disclosure committee to review and determine disclosure of material information. TELUS monitors legal developments and annually re-evaluates its disclosure practices and procedures, including in 2010, and believes that they continue to be appropriate and prudent and that its risk exposure is reasonable and has not changed significantly over the past 12 months. However, there can be no assurance that TELUS’ processes will be followed by all team members at all times.

Legal compliance

TELUS relies on its employees, officers, Board of Directors, key suppliers and partners to demonstrate reasonable legal and ethical standards. Situations might occur where individuals do not adhere to TELUS policies or contractual obligations, or where personal information of a TELUS customer or employee is inadvertently collected, used or disclosed in a manner that is not fully compliant with legislation or contractual obligations. In addition, there could be cases where compliance programs may not be fully adhered to or parties may have a different interpretation of the requirements of particular legislative provisions. In the case of TELUS Health Solutions, personal information includes sensitive health information of individuals who are TELUS customers or healthcare providers’ end customers. These situations may expose TELUS to litigation and the possibility of damages, sanctions and fines, and/or negatively affect TELUS’ financial or operating results and reputation.

In 2010, the Company continued to expand its activities into the United States and other countries. When operating in foreign jurisdictions TELUS is required to comply with local laws and regulations, which may differ substantially from Canadian laws and add to the legal and tax exposures the Company faces.

Risk mitigation: Although management cannot predict outcomes with certainty, management believes that it has reasonable policies, controls and processes, and awareness in place for proper compliance and that these programs are having a positive effect on reducing risks. Since 2002, TELUS has instituted for its employees, officers and directors an ethics policy and in 2003, established a toll-free Ethics Line for anonymous reporting by anyone who has issues or complaints. Since 2003, TELUS has had a designated Compliance Officer, whose role is to work across the enterprise to ensure that the business has the appropriate controls and measurements in place to facilitate legal compliance. For example, as a proactive measure on privacy compliance, TELUS places a control in the project development stage of major projects by requiring a privacy impact assessment to be performed for all major projects involving the use of customer or team member personal information.

In 2010, the Company continued to enhance and further test and implement major system capabilities and processes to accommodate regulatory, legal and tax requirements when pursuing opportunities outside Canada. The Company also continued to advance a program to support TELUS’ business plans for limited additional expansion and service extension outside Canada. In the first phase of that program, TELUS completed its assessment of the Company’s business processes and gating controls that strive to ensure that all foreign expansion initiatives receive appropriate review by regulatory, legal and taxation advisors. Such reviews support ongoing compliance with domestic and foreign regulatory, legal and taxation requirements. In 2010, TELUS received proposals for the second phase to establish a mode of operation to support compliance with foreign regulatory, legal and taxation requirements. These proposals are now under review. In addition, legal counsels qualified in the relevant foreign jurisdictions are engaged by TELUS’ subsidiaries to provide legal advice as appropriate.

The Compliance Officer reports jointly to the Audit Committee and the Senior Vice-President and Chief General Counsel. This dual reporting provides direct line-of-sight reporting to the Audit Committee to address identified risks.

Defects in software and failures in data and transaction processing

TELUS Health Solutions and TELUS Finance Solutions provide to their customers certain applications and managed services that involve the processing or storing of data, including sensitive personal health data, and the transfer of large funds. Software defects or failures in data or transaction processing could lead to substantial damage claims. For instance, a defect in a TELUS Health Solutions application could lead to personal injury, while a failure in transaction processing could result in the transfer of funds to the wrong recipient.

Risk mitigation: Management believes that it has put in place reasonable policies, controls, processes (such as quality assurance programs in software development procedures) and contractual arrangements (such as disclaimers, indemnities and limitations of liability), as well as insurance coverage, to reduce exposure to legal claims.

Intellectual property and proprietary rights

Technology evolution also brings additional legal risks and uncertainties. The intellectual property and proprietary rights of owners and developers of hardware, software, business processes and other technologies may be protected under statute, such as patent, copyright and industrial design legislation, or under common law, such as trade secrets. With the growth and development of technology-based industries, the value of these intellectual property and proprietary rights has increased. Significant damages may be awarded in intellectual property infringement claims advanced by rights holders. In addition, defendants may incur significant costs to defend such claims and that possibility may prompt defendants to settle claims more readily, in part to mitigate those costs. Both of these factors may incent intellectual property rights holders to more aggressively pursue infringement claims.

Given the vast array of technologies and systems used by TELUS and its affiliates to deliver their products and services, and with the rapid change and complexity of such technologies, disputes over intellectual property and proprietary rights can reasonably be expected to increase. As a user of technology, TELUS and its affiliates receive from time to time communications, ranging from solicitations to demands and legal actions, from third parties claiming ownership rights over intellectual property used by TELUS and its affiliates and asking them to pay a settlement or licensing fees for the continued use of such intellectual property. There can be no assurance that TELUS and its affiliates will not be faced with significant claims based on the alleged infringement of intellectual property rights, whether such claims are based on a legitimate dispute over the validity of the intellectual property rights or their infringement, or whether such claims are advanced for the primary purpose of extracting a settlement. TELUS and its affiliates may incur significant costs in defending infringement claims, and may suffer significant damages and lose the right to use technologies that are essential to their operations should any infringement claim prove successful. As developers of technology, TELUS Health Solutions and TELUS Finance Solutions depend on their ability to protect the proprietary aspects of their technology. The failure to do so adequately could materially affect their business. However, policing unauthorized use of TELUS’ intellectual property may be difficult and costly.

Risk mitigation: While TELUS and its affiliates incorporate many technologies into their products and services, other than TELUS Health Solutions and TELUS Finance Solutions, they are not primarily in the business of creating or inventing technology. In acquiring products and services from suppliers, it is the practice of TELUS and its affiliates to seek and obtain contractual protections consistent with industry practices, to help mitigate the risks of intellectual property infringements. It is the practice of TELUS Health Solutions and TELUS Finance Solutions to vigorously protect their intellectual property rights through litigation and other means.

10.10 Human-caused and natural threats

Concerns about natural disasters and intentional threats to TELUS’ infrastructure and its Canadian and international business operations

TELUS is a key provider of critical communications infrastructure in Canada and has certain supporting business functions located in six other countries. The Company’s network, information technology, physical assets, team members, supply chain and business results may be materially impacted by exogenous threats, including:

•                  Natural disasters, seismic and severe weather-related events such as ice, snow and wind storms, flooding, lightning strikes, wildfires, typhoons/hurricanes, tornadoes and tsunamis

•                  Intentional threats such as sabotage, terrorism, labour disputes, and political and civil unrest

•                  Dependence on the provision of service to the Company by other infrastructure providers (e.g. power)

•                  Public health threats such as pandemics.

The Company recognizes that global climate change may exacerbate certain of these threats, including the frequency and severity of weather-related events.

Risk mitigation: TELUS has an extensive ongoing enterprise-wide business continuity program (BCP) with resources dedicated to design, exercise, maintain, execute and monitor business continuity/disaster recovery policies, plans and processes that address a range of scenarios and for its key facilities. This approach is focused on supporting TELUS’ continued ability to serve customers and protect corporate assets, and strives to ensure employee protection and safety by instituting resiliency planning in the Company’s day-to-day business operations. In regard to internationally situated business support and outsourcing functions, TELUS has acquired and/or announced expansion of these activities in additional countries in different geographic regions to mitigate the risk of locating these functions in one country. TELUS has had a pandemic plan in place for more than five years. In 2010, pandemic plans were audited, exercised and updated to address the threat and to accommodate key lessons from the 2009 H1N1 influenza outbreak. TELUS continues to monitor the pandemic threat and maintain plans to address it. In addition, TELUS continues to sustain ongoing risk mitigation in regards to seismic upgrades, fire protection, flood prevention and power provisioning. Although TELUS has business continuity planning processes in place, there can be no assurance that specific events or a combination of events will not materially impact TELUS operations and results.

Security — Electronic attack

Electronic attacks are intentional acts to gain unauthorized access to TELUS information or to prevent legitimate users from gaining access. Such attacks may use a range of techniques, from social engineering (non-technical intrusion relying heavily on human interaction and trickery to break normal security procedures) to the use of sophisticated software/hardware.

Risk mitigation: Using a layered security approach, TELUS has implemented a number of proactive, reactive and containment processes and systems to safeguard its IT infrastructure, information repositories and information distribution. Security policies and procedures are in place to govern the duties of those responsible for information confidentiality and integrity. Intrusion detection systems, access controls and incident response procedures are in place to provide continuous monitoring of TELUS’ IT infrastructure.

Security — Vandalism and theft

TELUS has a number of publicly situated physical assets that are subject to vandalism and/or theft, including public payphones, copper cable, and network and telephone switch centres.

Risk mitigation: The Company has implemented an array of physical and electronic barriers, controls and monitoring systems to protect its assets, considering such factors as asset importance, exposure risks and potential costs incurred should a particular asset be damaged or stolen. As an additional level of risk management, TELUS has a corporate security group that continually investigates and evaluates the risks and, in co-operation with law enforcement and other external agencies, adjusts its level of protection to meet changing risks.

While TELUS has IT and network security planning processes, and thorough physical asset security planning processes, there can be no assurance that specific events will not materially impact TELUS operations and results.

10.11 Economic growth and fluctuations

Economic growth in Canada was estimated to be 2.9% in 2010 supported by monetary and fiscal stimulus, after the economy emerged from a year-long recession in the third quarter of 2009. The Bank of Canada’s January 2011 Monetary Report estimated growth of 2.4% for 2011 and 2.8% for 2012. Persistent strength in the Canadian dollar continues to act as a drag on the Canadian economy. In addition, Statistics Canada’s December 2010 Labour Force Survey reported an unemployment rate of 7.6%, down from 8.5% in December 2009. Improvement in employment levels may continue to lag the economic recovery.

With recent strength in the Canadian natural resource sector and growth in Asia, growth in Alberta and British Columbia is expected to be stronger than in Central Canada. However, some concerns remain around unemployment rates, the timing and impact of reduced government spending, the impact of increases in interest rates currently expected from the Bank of Canada later in 2011, and the impact of U.S. and global economic weaknesses.

Slow or uneven economic growth may adversely impact TELUS

Economic uncertainty may cause residential and business telecommunications customers to delay new service purchases, reduce volumes of use, discontinue use of services or seek lower-priced alternatives. A significant economic downturn or recession could adversely impact TELUS’ profitability, free cash flow and bad debt expense, and potentially require the Company to record impairments to the carrying value of its assets including, but not limited to, its intangible assets with indefinite lives (spectrum licences) and its goodwill. Impairments to the carrying value of assets would result in a charge to earnings and a reduction in owners’ equity, but would not affect cash flow.

Risk mitigation: The Company cannot completely mitigate economic risks. TELUS continues to focus on five key diversified vertical business markets: the public sector, healthcare, financial services, energy and telecom wholesale. The public sector, healthcare and financial services vertical markets are generally expected to be less exposed to economic cycles. TELUS continues to pursue cost reduction and efficiency initiatives. The Company expects its 2011 capital expenditures to be at a level similar to 2010 and approximately 19% lower than in 2009. If necessary, the Company could consider additional cost and efficiency initiatives and lower capital expenditure levels in future years.

Pension funding

Economic and capital market fluctuations could also adversely impact the funding and expense associated with the defined benefit pension plans that TELUS sponsors. There can be no assurance that TELUS’ pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow. Defined benefit funding risks may occur if total pension liabilities exceed the total value of the respective trust funds. Unfunded differences may arise from lower than expected investment returns, reductions in the discount rate used to value pension liabilities, and actuarial loss experiences.

Risk mitigation: TELUS seeks to mitigate this risk through the application of policies and procedures designed to control investment risk and ongoing monitoring of its funding position. Pension expense and funding for 2011 have been largely determined by the rates of return on the plans’ assets for 2010 and interest rates at year-end 2010. Under IFRS, TELUS’ actuarial gains and losses for defined benefit plans are charged to Other comprehensive income, partly contributing to an estimated pension recovery of approximately $34 million in 2011, as compared to a pension expense of $28 million in 2010 as currently reported under Canadian GAAP. The Company’s best estimate of cash contributions to its defined benefit pension plans in 2011, including a $200 million voluntary special contribution in January 2011, is $298 million ($137 million in 2010).

11.       Definitions and reconciliations

The discussion in this section is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of the MD&A. IFRS-based financial information provided in this section is subject to change, as described further in Section 8.2 Accounting policy developments.

11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA)

EBITDA is not a calculation based on Canadian GAAP, IFRS-IASB or U.S. GAAP. EBITDA should not be considered an alternative to Net income in measuring the Company’s performance, nor should it be used as an exclusive measure of cash flow. TELUS has issued guidance on and reports EBITDA because it is a key measure that management uses to evaluate performance of segments and the Company. EBITDA — excluding restructuring costs is also utilized in measuring compliance with debt covenants (see description in Section 11.4). EBITDA is a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company’s operating performance and debt servicing ability relative to other companies, investors are cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

After changeover to IFRS, management intends to present standardized EBITDA (CICA guideline) in its disclosures, and may periodically also calculate an adjusted EBITDA that will exclude items of an unusual nature that do not reflect normal or ongoing telecommunications operations, that should not be considered in a valuation metric or should not be included in assessment of ability to service or incur debt.

The CICA’s Canadian Performance Reporting Board defined standardized EBITDA to foster comparability of the measure between entities. Standardized EBITDA is an indication of an entity’s capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming tangible and intangible capital assets, which vary according to their vintage, technological currency and management’s estimate of their useful life. Accordingly, standardized EBITDA comprises revenue less operating costs before interest expense, capital asset amortization and impairment charges, and income taxes. Management’s definition of EBITDA differs from standardized EBITDA, as illustrated below:

	Years ended December 31
Calculation of EBITDA	Unaudited pro forma IFRS-IASB	As currently reported
($ millions)	2010	2010	2009
Net income	1,052	1,038	1,002
Financing costs	522	510	532
Income taxes	335	328	203
Depreciation	1,339	1,333	1,341
Amortization of intangible assets	402	402	381
Impairment losses (reversals) for capital assets	—	—	—
Standardized EBITDA (CICA guideline)	3,650	3,611	3,459
Other expense, net		32	32
EBITDA (management’s definition)		3,643	3,491

As EBITDA is often used as a valuation metric, an analysis of the pro forma difference in EBITDA arising from the transition to IFRS is presented in the following table. The effects of transition on individual line items on the Consolidated statement of income and other comprehensive income are presented in more detail in Section 8.2.3.

Analysis of the difference in management’s definition of EBITDA following the transition to IFRS

Year ended December 31 ($ millions)	2010
EBITDA (as currently reported)	3,643
IFRS recognition, measurement, presentation and disclosure effects
Other operating income (in revenues rather than Other expense, net)	2
Charitable donations expense (in Operating expenses rather than Other expense, net)	(26)
Employee benefits — defined benefit plans	39
Leasing — sales and leaseback transactions	(12)
Asset retirement obligations	4
EBITDA (unaudited pro forma IFRS-IASB)	3,650

Management also calculates EBITDA less capital expenditures as a simple proxy for cash flow at a consolidated level and in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.

Calculation of EBITDA less capital expenditures

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions)	2010	2010	2009
EBITDA	3,650	3,643	3,491
Capital expenditures	(1,721)	(1,721)	(2,103)
	1,929	1,922	1,388

11.2 Free cash flow

Free cash flow is not a calculation based on Canadian GAAP, IFRS-IASB or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. TELUS reports free cash flow because it is a key measure used by management to evaluate the Company’s performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, as found in the Consolidated statements of cash flows. Free cash flow can be used to gauge TELUS’ performance over time. Investors are cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies, and differs from standardized free cash flow defined by the CICA. Management’s definition of free cash flow provides an indication of how much cash generated by operations is available after capital expenditures, but before dividends, acquisitions, proceeds from divested assets and changes in certain working capital items (such as trade receivables and trade payables).

Calculation of free cash flow

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions)	2010	2010	2009
EBITDA (see Section 11.1)	3,650	3,643	3,491
Deduct donations and securitization fees included in Other expense, net, as currently reported	n/a	(33)	(25)
Items from the consolidated statements of cash flows:
Share-based compensation	(30)	(30)	(23)
Net employee defined benefit plans expense (recovery)	(8)	31	20
Employer contributions to employee defined benefit plans	(140)	(140)	(180)
Restructuring costs net of cash payments	(24)	(24)	84
Cash interest paid (includes securitization fees under IFRS)	(479)	(471)	(567)
Cash interest received	3	3	54
Income taxes refunded (paid), net	(311)	(311)	(266)
Capital expenditures	(1,721)	(1,721)	(2,103)
Free cash flow (management’s definition)	940	947	485

The CICA’s Canadian Performance Reporting Board defined standardized free cash flow to foster comparability of the measure between entities. Standardized free cash flow is an indication of the entity’s capacity to generate discretionary cash from operations, comprising cash flows from operating activities less net capital expenditures and those dividends that are more representative of interest costs. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities. The following reconciles management’s definition of free cash flow with standardized free cash flow and Cash provided by operating activities.

Free cash flow reconciliation

	As currently reported
Years ended December 31 ($ millions)	2010	2009
Cash provided by operating activities	2,546	2,904
Deduct stipulated dividends	n/a	n/a
Deduct capital expenditures	(1,721)	(2,103)
Proceeds from disposition of capital assets	1	—
Standardized free cash flow (CICA guideline)	826	801
Other (line item in cash provided by operating activities)	41	(23)
Reduction (increase) in securitized accounts receivable	100	(200)
Other net changes in non-cash operating working capital	(20)	(93)
Proceeds from disposition of capital assets	(1)	—
Free cash flow (management’s definition)	947	485

11.3 Definitions of wireless operating indicators

These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenue derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

Smartphones are advanced mobile devices or personal digital assistants (PDAs) that provide text messaging, email, multimedia downloads and social networking (e.g. Facebook Mobile) functionalities in addition to voice. TELUS reports smartphones as a percentage of gross postpaid subscriber additions and as a percentage of the postpaid subscriber base.

11.4 Definition and calculation of liquidity and capital resource measures

Dividend payout ratio and dividend payout ratio of adjusted net earnings: The basic measure is defined as the quarterly dividend declared per Common Share and Non-Voting Share, as recorded on the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share for fiscal years). The target guideline for the annual dividend payout ratio is on a prospective basis, rather than on a trailing basis, and is 55 to 65% of sustainable net earnings. More representative of a sustainable calculation is the historical ratio based on reported earnings per share adjusted to exclude income tax-related adjustments, loss on redemption of debt, and ongoing impacts of a net-cash settlement feature introduced in 2007.

Calculation of dividend payout ratios

	Unaudited pro forma IFRS-IASB	As currently reported
Measure for December 31 ($, except ratios)	2010	2010	2009
Dividend payout ratio
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Denominator — Earnings per Common Share and Non-Voting Share	3.27	3.23	3.14
Ratio (%)	64	65	61
Dividend payout ratio of adjusted net earnings
Numerator — Annualized fourth quarter dividend declared per Common Share and Non-Voting Share	2.10	2.10	1.90
Adjusted net earnings ($ millions)
Net income attributable to Common Shares and Non-Voting Shares	1,048	1,034	998
Deduct favourable income tax-related adjustments	(30)	(30)	(165)
Add back loss on redemption of debt	37	37	69
Net-cash settlement feature	(7)	(7)	1
	1,048	1,034	903
Denominator — Adjusted net earnings per Common Share and Non-Voting Share	3.27	3.23	2.84
Adjusted ratio (%)	64	65	67

Earnings coverage is defined in the Canadian Securities Administrators’ National Instrument (NI) 41-101 and related instruments. Prior to the changeover to IFRS, the calculation prescribed the use of gross interest expense on long-term debt; after the changeover to IFRS, the calculation prescribes the use of total gross interest expense.

Calculation of earnings coverage

	Unaudited pro forma IFRS-IASB	As currently reported
Years ended December 31 ($ millions, except ratio)	2010	2010		2009
Net income attributable to Common Shares and Non-Voting Shares	1,048	—		—
Net income	—	1,038		1,002
Income taxes	335	328		203
Gross interest expense
Interest on long-term debt	442	442		474
Interest on short-term obligations and other	29	Excluded	(1)	Excluded	(1)
Loss on redemption of debt	52	52		99
Interest accretion on asset retirement obligations	4	n/a		n/a
Numerator	1,916	1,860		1,778
Denominator — Gross interest expense	527	494		573
Ratio (times)	3.6	3.8		3.1

(1)             Interest on short-term obligations and other was $21 million in 2010 and $9 million in 2009.

EBITDA — excluding restructuring costs is defined as EBITDA (described in Section 11.1), adding back restructuring costs of $74 million in 2010 and $190 million in 2009. This measure is used in the calculation of Net debt to EBITDA — excluding restructuring costs and EBITDA — excluding restructuring costs interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants.

EBITDA — excluding restructuring costs interest coverage is calculated on a 12-month trailing basis and defined as EBITDA excluding restructuring costs, divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS’ credit facilities.

Net debt is a non-GAAP measure whose nearest GAAP measure is Long-term debt, including Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below). The measurement of net debt is currently unaffected by the changeover to IFRS.

Calculation of Net debt

	Unaudited pro forma IFRS-IASB		As currently reported
As at ($ millions)	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2010	Dec. 31, 2009
Long-term debt including current portion	6,056	6,172	6,056	6,172
Debt issuance costs netted against long-term debt	28	30	28	30
Derivative liability	404	721	404	721
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt (excluding tax effects)	(2)	(70)	(2)	(70)
Cash and temporary investments	(17)	(41)	(17)	(41)
Proceeds from securitized accounts receivable derecognized in accounts receivable	n/a	n/a	400	500
Short-term borrowings (proceeds from securitized accounts receivable)	400	500	n/a	n/a
Net debt	6,869	7,312	6,869	7,312

The derivative liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, and is in respect of the U.S.$741 million debenture as at December 31, 2010 (U.S.$1,348 million at December 31, 2009) that matures June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar debt and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

Net debt to EBITDA — excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA — excluding restructuring costs. TELUS’ long-term guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA — excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS’ credit facilities.

Net debt to total capitalization provides a measure of the proportion of debt used in the Company’s capital structure.

Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the years ended December 31, 2010 and 2009 are equivalent to Financing costs reported for those periods, as currently reported and for unaudited pro forma IFRS-IASB results.

Total capitalization — book value is calculated as Net debt plus Owners’ equity, excluding accumulated other comprehensive income or loss. The transition to IFRS results in differences in Owners’ equity from the amounts currently reported.

Calculation of total capitalization

	Unaudited pro forma IFRS-IASB		As currently reported
As at ($ millions)	Dec. 31, 2010	Jan. 1, 2010	Dec. 31, 2010	Dec. 31, 2009
Net debt	6,869	7,312	6,869	7,312
Owners’ equity
Common Share and Non-Voting Share equity	7,759	7,334	8,179	7,554
Add back Accumulated other comprehensive loss	213	53	18	72
Non-controlling interests	22	21	22	21
Total capitalization — book value	14,863	14,720	15,088	14,959